82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Phytopharm plc

*CURRENT ADDRESS Corpus Christi House
9 West Street
Godmanchester
Cambridgeshire England PE 29 2HY

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mw

DAT : 5/17/06

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or as to the action you should take, you are recommended to seek your own personal financial advice immediately from your independent financial adviser, stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000, or if you are not resident in the United Kingdom, an appropriately qualified financial adviser.

If you have sold or otherwise transferred all your Ordinary Shares, please send this document and the accompanying documentation as soon as possible to the purchaser or transferee, or to the agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. However, as described below, such documentation should not be mailed, distributed, forwarded to or transmitted in or into the United States, Canada, the Republic of Ireland, Australia or Japan or their respective territories or possessions.

A copy of this document, which comprises a prospectus relating to Phytopharm plc prepared in accordance with the Listing Rules of the UK Listing Authority made under Section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of the Act.

The whole of the text of this document should be read. In particular, your attention is drawn to the section headed "Risk Factors" in part 4 of this document.

Phytopharm plc

(Incorporated and registered in England and Wales with registered number 3131723)

Placing and Open Offer
of
8,081,193 New Ordinary Shares at 125 pence per share
and
Notice of Extraordinary General Meeting
Co-sponsors N M Rothschild & Sons Limited and Canaccord Capital (Europe) Limited

The Existing Ordinary Shares are listed on the Official List and are admitted for trading on the London Stock Exchange's market for listed securities. Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Ordinary Shares to be admitted for trading on its market for listed securities. It is expected that admission to listing of such securities will become effective and trading in the New Ordinary Shares on the London Stock Exchange will commence on 5 May 2005.

The New Ordinary Shares will, upon Admission, rank *pari passu* in all respects with the Existing Ordinary Shares and for all dividends and other distributions declared, paid or made in respect of the Ordinary Shares after Admission.

Notice of an Extraordinary General Meeting of Phytopharm plc to be held at Corpus Christi House, 9 West Street, Godmanchester, Huntingdon, Cambridgeshire PE29 2HY, on 4 May 2005 at 10.00 a.m., is set out at the end of this document. Shareholders are requested to complete the accompanying Form of Proxy for use at the Extraordinary General Meeting in accordance with the instructions printed thereon and return it to Capita Registrars Proxy Department at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible but in any event so as to arrive no later than 9.00 a.m. on 3 May 2005. The completion and return of the Form of Proxy will not preclude Shareholders from attending the meeting and voting in person should they subsequently wish to do so.

The latest time for acceptance and payment in full for the New Ordinary Shares under the Open Offer is 3.00 p.m. on 3 May 2005. The procedure for application and payment is set out in paragraph 4 of part 3 of this document and in the Application Form that accompanies this document. If you have any questions on the procedure for application and payment you should contact Capita Registrars (tel: 0870 162 3121 or, if calling from outside the UK, on +44 208639 2157). No investment advice will be provided by Capita Registrars.

Your attention is drawn to the letter of recommendation from the Chairman of Phytopharm plc as set out in part 1 of this document.

Rothschild, which is regulated by the Financial Services Authority, is acting as co-Sponsor and financial adviser to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

Canaccord, which is regulated by the Financial Services Authority, is acting as co-Sponsor, underwriter and stock broker to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for, the New Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful. Any Shareholder or other recipient of this document who is a resident or citizen of the United States, Canada, Australia, the Republic of Ireland or Japan, or holds shares on behalf of persons resident in these countries, or is a corporation, partnership or other entity created or organised under the laws of those countries should refer to the paragraph "Overseas Shareholders" in paragraph 6 of part 3 of this document. The New Ordinary Shares have not been registered under the US Securities Act, under the securities laws of any state of the United States or under applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable law is available, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. The Open Offer is not being made, directly or indirectly, in or into, and will not be capable of acceptance in or from the United States, Canada, Australia, the Republic of Ireland or Japan and doing so may render invalid any purported acceptance. Accordingly, neither this document nor the Application Form are being, and they must not be, issued, mailed, distributed or otherwise transmitted in, into or from the United States, Canada, Australia, the Republic of Ireland or Japan unless Phytopharm in its sole discretion determines otherwise. Overseas Shareholders and any persons (including, without limitation, custodians, nominees and trustees) who have a contractual or other legal obligation to forward this document outside the United Kingdom should read the paragraph entitled "Overseas Shareholders" in paragraph 6 of part 3 this document.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business achievements/performance of Phytopharm and certain of the plans and objectives of management of Phytopharm with respect thereto. These statements may generally, but not always, be identified by the use of words such as "should", "expects", "estimates", "believes" or similar expressions. Such statements include, but are not limited to, statements under "Part 2: Information on Phytopharm". This document also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of markets and demand for products. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate: the factors discussed in "Part 4: Risk Factors", among others, could cause Phytopharm's actual financial condition, results of operations and business achievements/performance to differ materially from the estimates made or implied in such forward-looking statements.

CONTENTS

OFFERING STATISTICS

Issue Price	125p
Number of Ordinary Shares to be issued pursuant to the Offering	8,081,193
Number of Ordinary Shares in issue following the Offering	51,180,893
New Ordinary Shares as a percentage of the Company's existing issued share capital	18.75 per cent.
Gross proceeds of the Offering	£10,101,491
Net proceeds of the Offering receivable by the Company	£8,999,850

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2005
Record date for entitlement under the Open Offer	1 April
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 28 April
Latest time and date for receipt of forms of proxy for EGM	9.00 a.m. on 3 May
Latest time and date for receipt of Application Forms and payment in full under the Open Offer	3.00 p.m. on 3 May
Extraordinary General Meeting	10.00 a.m. on 4 May
Admission and commencement of dealings in the New Ordinary Shares	8.00 a.m. on 5 May
New Ordinary Shares in uncertificated form expected to be credited to CREST accounts	5 May
Definitive certificates for New Ordinary Shares in certificated form expected to be despatched	by 12 May

DIRECTORS, SECRETARY AND PRINCIPAL ADVISERS

Directors of the Company	Gordon K. G. Stevens *(Non-executive Chairman)* Richard P. Dixey *(Chief Executive Officer)* Giap Wang Chong *(Chief Financial Officer)* Daryl D. Rees *(Chief Operating Officer)* Paul M. Whitney *(Non-executive Director)* Trevor H. Flanagan *(Non-executive Director)*
Company Secretary	Giap Wang Chong
Registered Office of the Company	Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY
Co-Sponsor and Financial Adviser	N M Rothschild & Sons Limited New Court St. Swithin's Lane London EC4P 4DU
Co-Sponsor, Stock Broker and Underwriter	Canaccord Capital (Europe) Limited 1st Floor Brook House 27 Upper Brook Street London W1K 7QF
Legal Advisers to the Company	Ashurst Broadwalk House 5 Appold Street London EC2A 2HA
Legal Adviser to the Co-Sponsors and Stock Broker and Underwriter	Weil, Gotshal & Manges One South Place London EC2M 2WG
Reporting Accountants	PricewaterhouseCoopers LLP Abacus House Castle Park Cambridge CB3 0AN
Registrars and Receiving Agents	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU

DEFINITIONS

The following definitions are used throughout this document except where the context requires otherwise:

"Act" or the "Companies Act"	the Companies Act 1985, as amended
"Admission"	admission of the New Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules and to trading on the market for listed securities of the London Stock Exchange
"ADSs" or "American Depositary Shares"	depositary shares issued by The Bank of New York, each representing two Ordinary Shares
"AGM"	the annual general meeting of the Company held on 25 February 2005
"Application Form"	the application form accompanying this document on which Qualifying Shareholders may apply for New Ordinary Shares under the Open Offer
"Articles"	the Articles of Association of the Company
"Board" or "Directors"	the board of directors of Phytopharm
"business day" or "dealing day"	a day, not being a Saturday or a Sunday, on which the London Stock Exchange is open for the transaction of business
"Canaccord"	Canaccord Capital (Europe) Limited
"certificated form"	an Ordinary Share which is not in uncertificated form
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is the Operator (as defined in such Regulation) in accordance with which listed securities may be held and transferred in uncertificated form
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Existing Ordinary Shares"	all of the existing issued Ordinary Shares in the capital of the Company at the date of this document
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company, convened for 10.00 a.m. on 4 May 2005 notice of which is set out at the end of this document
"Form of Proxy"	the form of proxy for use at the EGM
"Issue Price"	the price of 125p per New Ordinary Share payable under the Placing and the Open Offer
"Listing Rules"	the Listing Rules of the UK Listing Authority
"London Stock Exchange" or "LSE"	the London Stock Exchange plc
"New Ordinary Shares"	the 8,081,193 new Ordinary Shares proposed to be issued pursuant to the Placing and the Open Offer
"Offering"	collectively the Placing and the Open Offer
"Official List"	the Official List of the UK Listing Authority made under Section 74 of the Financial Services and Markets Act 2000
"Open Offer"	the conditional offer by Canaccord, on behalf of the Company, to Qualifying Shareholders to subscribe for the Open Offer Shares at the Issue Price on the terms and subject to the

	conditions set out or referred to in this document and the Application Form
"Open Offer Shares"	the 8,081,193 New Ordinary Shares to be issued for cash pursuant to the Open Offer
"Ordinary Shares"	ordinary shares of 1 penny each in the capital of Phytopharm
"Overseas Shareholders"	shareholders on the register of members of the Company as at the close of business on 1 April 2005 who have registered addresses or are residents of countries outside the United Kingdom
"Performance Share Awards"	the Phytopharm Performance Share Awards as described in paragraph 5.8 of part 6 of this document
"Phytopharm" or "the Company" or "the Group"	Phytopharm plc, together where appropriate, with its subsidiary undertakings (as defined in section 258 of the Act)
"Phytopharm Option Schemes" or "the Option Schemes"	collectively, the 1996 Approved Scheme, the 1996 Unapproved Scheme, the 2003 Approved Scheme, the 2003 EMI Approved Scheme, the 2003 Unapproved Scheme, the 2003 Unapproved Performance Plan and the Performance Share Awards, further details of which are set out in paragraph 5 of part 6 of this document
"Placing"	the conditional placing of 8,081,193 New Ordinary Shares at the Issue Price by Canaccord pursuant to the Placing Agreement as described in this document
"Placing Shares"	8,081,193 New Ordinary Shares the subject of the Placing
"Placing Agreement"	the conditional co-sponsors, placing and open offer agreement dated 8 April 2005 between the Company, Canaccord and Rothschild relating, amongst other things, to the Placing and the Open Offer as described in paragraph 9.1 of part 6 of this document
"Prospectus"	this document
"Qualifying Shareholders"	holders of Ordinary Shares on the register of members of the Company as at the close of business on the Record Date, other than certain Overseas Shareholders as referred to in paragraph 6 of part 3 of this document
"Receiving Agent"	Capita Registrars of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
"Record Date"	the record date for the Open Offer, being 1 April 2005
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 1002 No. 3755)
"Resolution"	resolution 1 set out in the notice of EGM incorporated at the end of this document
"Rothschild"	N M Rothschild & Sons Limited
"Shareholders"	holders of Ordinary Shares
"Taxes Act"	the Income and Corporation Taxes Act 1988
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland

"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom under Part IV of the Financial Services and Markets Act 2000
"United States", "US" or "USA"	the United States of America, including its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction
"US Securities Act"	the United States Securities Act of 1933, as amended
"uncertificated form"	an Ordinary Share which is for the time being recorded on the Company's register of members as being held in uncertificated form in CREST, and title to which by virtue of the Regulations, may be transferred by means of CREST
"Unilever"	Unilever plc
"Yamanouchi"	Yamanouchi Pharmaceutical Co. Ltd
"1996 Approved Scheme"	the Phytopharm 1996 Inland Revenue Approved Company Share Option Plan
"1996 Unapproved Scheme"	the Phytopharm 1996 Unapproved Discretionary Share Option Scheme
"2003 Approved Scheme"	the Inland Revenue Approved Phytopharm Share Option Plan 2003
"2003 EMI Approved Scheme"	the Enterprise Management Incentive Approved Phytopharm Share Option Plan 2003
"2003 Unapproved Scheme"	the Unapproved Phytopharm Share Option Plan 2003
"2003 Unapproved Performance Plan"	the Unapproved Phytopharm Performance Plan 2003

PART 1

LETTER FROM THE CHAIRMAN

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3131723)

Directors:
Gordon K. G. Stevens *(Non-executive Chairman)*
Richard P. Dixey *(Chief Executive Officer)*
Giap Wang Chong *(Chief Financial Officer)*
Daryl D. Rees *(Chief Operating Officer)*
Paul M. Whitney *(Non-executive Director)*
Trevor H. Flanagan *(Non-executive Director)*

Registered Office:
Corpus Christi House
9 West Street
Godmanchester
Cambridgeshire
PE29 2HY

8 April 2005

To Phytopharm plc Shareholders and, for information only, to participants in the Phytopharm Option Schemes

Dear Shareholder,

Placing and Open Offer

Introduction

Your Board announced today that Phytopharm proposes to raise approximately £10.1 million (approximately £9.0 million net of expenses) through the Placing comprising 8,081,193 New Ordinary Shares at the Issue Price of 125p per New Ordinary Share. Qualifying Shareholders have the right to subscribe for their *pro rata* entitlement in accordance with the terms of the Open Offer, details of which are set out below in the letter from Canaccord in part 3 of this document and in the Application Form.

The Issue Price of 125p per New Ordinary Share represents a discount of 6.5p (4.9 per cent.) to the closing middle market price of 131.5p per Ordinary Share trading on the London Stock Exchange on 7 April 2005 (the last practicable date prior to the publication of this Prospectus). Canaccord has agreed to underwrite the Placing on the terms and conditions set out in the Placing Agreement.

The Offering is conditional, amongst other things, on the passing of the Resolution, to be proposed at the Extraordinary General Meeting to be held on 4 May 2005, notice of which is incorporated at the end of this document.

The purpose of this document is to provide you with details of and the background to the Offering, to explain why the Directors believe that it is in the best interests of the Company, and to recommend that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting.

Proposed fundraising of 2 February 2005

On 2 February 2005, Phytopharm announced a proposed fundraising of approximately £23.9 million, which was subsequently approved by shareholders on 25 February 2005 at an extraordinary general meeting.

Following the extraordinary general meeting, the Company was informed by Yamanouchi that, as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co., it was likely that Yamanouchi would terminate the licensing agreement, covering Japan and some other Asian countries, in connection with PYM50028 (Cogane™), Phytopharm's candidate product for the treatment of Alzheimer's disease. The Company subsequently received confirmation on 28 March 2005 of Yamanouchi's intention to terminate the licensing agreement. The Company accepted this decision and the termination took place with immediate effect.

Yamanouchi acknowledged that safety data in relation to 60 patients treated with PYM50028 has fulfilled the criteria set out in the licensing agreement between Phytopharm and Yamanouchi. Furthermore,

Yamanouchi has made a milestone payment of £4.0 million to Phytopharm (approximately £3.6 million net of Japanese withholding tax).

In the light of the change to the Company's position arising from Yamanouchi's notification following the extraordinary general meeting of 25 February 2005, the Board of Phytopharm and its Sponsors, Stock Brokers and Underwriter mutually agreed to terminate the proposed fundraising subject to payment of costs and expenses. The Directors have subsequently reviewed the Company's financial position and have determined that a fundraising remains in the best interests of the Company.

Information on Phytopharm

Phytopharm is a pharmaceutical company engaged principally in the research and development of pharmaceutical and functional food products based on clinical data generated from medicinal plant extracts. The Company is currently conducting research and development on novel pharmaceutical and functional food products within four disease areas.

- The neurodegeneration programs focus on Alzheimer's disease, Parkinson's disease and motor neurone disease, including amyotrophic lateral sclerosis (Lou Gehrig's disease).
- The obesity and metabolic disease programs are focused on the dietary control of obesity and metabolic disease.
- The dermatology programs are for human eczema and canine skin allergies.
- The inflammation programs are directed towards asthma and canine joint disorders.

The Company's products and programs are more fully discussed in part 2 of this document.

Phytopharm has two marketed products, Phytopica™ and Zanthofen™, and two products in development, PYM50028 (Cogane™) and *Hoodia gordonii* extract, that have generated revenues through milestone and other payments. *Hoodia gordonii* extract was licensed in December 2004 to Unilever who committed to payments totalling approximately £6.5 million out of a potential of up to £21 million in payments to Phytopharm. The Company has received revenues of £7 million (approximately £6.3 million net of Japanese withholding tax) to date in respect of PYM50028 including the recent £4.0 million (approximately £3.6 million net of Japanese withholding tax) milestone payment from Yamanouchi; however, the licensing agreement has now been terminated and any future revenue from PYM50028 would be contingent on the Company entering into a licensing agreement with another third party. Subject to the results of the ongoing Phase II 'proof of principle' study of PYM50028 (described in more detail in paragraph 2.2(a) of part 2 of this document), which is on target to report preliminary results in the fourth quarter of 2005, the Company intends to seek global multinational partners in the first half of 2006.

The Company was listed on the London Stock Exchange in 1996 and in August 2004 announced the establishment of a Level I American Depositary Receipt (ADR) program.

Strategy

The Company's strategy is to maximise shareholder value through the development of candidate products to a point where they may be licensed when they are in late Phase II or early Phase III clinical trials to multinational partners on attractive terms. The licensing process would typically commence following "proof of principle" (Phase IIa) clinical evaluation and would involve Phytopharm granting certain rights over a product (such as the right to sell a product in a particular territory) under licence to a partner in return for a revenue stream. The goal is to seek multinational partners with milestones payable to the Company on completion of agreed research and development targets and submission of regulatory documents and, eventually, payment or royalties on sales of commercialised products. The size of any payments to the Company will vary depending on each product's market potential, maturity of development and robustness of the data generated.

The Company keeps its core competencies in-house (such as pre-clinical and clinical strategy and management), while outsourcing all laboratory work and clinical testing to specialists, which assists the Company in controlling costs and operating successfully, in spite of its relatively small size.

Current Trading and Prospects

The Company published its results for the year ended 31 August 2004 on 26 January 2005, which are reproduced in part 5 of this document. As at 31 August 2004, Phytopharm had £5,431,160 in cash and as cash held on deposit as short term investments. Since that date, the Company has continued to incur losses and utilise cash resources, in line with Directors' expectations, as it continues to incur expenditure to progress the development of its product candidates and early stage programs.

On 15 December 2004, Phytopharm announced that it had granted an exclusive global licence to its *Hoodia gordonii* extract to Unilever. As part of the agreement, Unilever has committed to payments totalling approximately £6.5 million out of a potential total of up to £21 million in payments to Phytopharm. In addition, Phytopharm will receive an undisclosed royalty on sales of all products containing the extract. Unilever will also manage the agronomy programme and will support the international patent programme for the products.

On 28 February 2005, the Company announced that it had been informed by Yamanouchi that, as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co., it was likely that Yamanouchi would terminate the licencing agreement, covering Japan and some other Asian countries, in connection with PYM50028 (Cogane™), Phytopharm's candidate product for the treatment of Alzheimer's disease. The Company subsequently received confirmation on 28 March 2005 of Yamanouchi's intention to terminate the licensing agreement. The Company accepted this decision and the termination took place with immediate effect.

Yamanouchi acknowledged that safety data in relation to 60 patients treated with PYM50028 has fulfilled the criteria set out in the licensing agreement between Phytopharm and Yamanouchi. Furthermore, Yamanouchi has made a milestone payment of £4.0 million to Phytopharm (approximately £3.6 million net of Japanese withholding tax).

The Directors expect that losses and cash outflows will continue for a number of years. However, the Directors believe that this fundraising will place the Company in a stronger position to continue the development of the business and to commercialise its products through licensees, leading to revenue generation with a view to building a profitable company in the medium term.

Reasons for the Offering and Use of Proceeds

Phytopharm plans to use the proceeds of the Offering, together with its existing funds, to further develop and exploit the potential of the product candidates in its pipeline, and resources permitting, to expand its pipeline as and when opportunities arise. The additional financial strength resulting from the Offering will also enhance the Company's ability to negotiate more favourable terms when out-licensing.

The Placing is being underwritten by Canaccord on the terms and conditions set out in the Placing Agreement. The net proceeds of the Offering, at approximately £9.0 million, will be applied to those areas listed below; however, these plans may change over time as a result of regular portfolio reviews undertaken by the Company:

- completing the PYM50028 Phase IIa clinical trial in Alzheimer's disease and preparing the licensing package for a global licensing partner;
- initiating and progressing a PYM50018 Phase Ib clinical trial in motor neurone disease; and
- progressing preclinical development in the metabolic disease, asthma and eczema programs.

The Directors currently estimate that all of the proceeds will be invested in the development of the programs currently in clinical and preclinical development, as detailed above.

Details of the Placing and Open Offer

The Company is proposing to raise approximately £10.1 million (approximately £9.0 million after expenses of the Offering) by the issue of 8,081,193 New Ordinary Shares at the Issue Price.

This issue comprises:

- 1,589,243 Ordinary Shares, in aggregate, which have been placed firm under the Placing;
- 4,203,092 Ordinary Shares, in aggregate, which have been placed under the Placing subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer; and
- 2,288,858 Ordinary Shares which, as described below, Invesco Asset Management Limited have undertaken to take up pursuant to the Open Offer.

Invesco Asset Management Limited, the manager of certain funds of Amvescap plc, which as at the date of this document directly or indirectly controls 12,207,244 Existing Ordinary Shares (which represents 28.32 per cent. of the issued share capital of the Company at the date of this document), has undertaken to the Company, Canaccord and Rothschild that it will, under the Open Offer, take up Invesco Asset Management Limited's *pro rata* entitlement to the aggregate number of New Ordinary Shares issued pursuant to the Offering and vote in favour of the Resolution and the other resolutions being proposed at the EGM. Therefore, Invesco Asset Management Limited would take up approximately 2,288,858 New Ordinary Shares under the Open Offer (which represents 28.32 per cent. of the New Ordinary Shares).

The 1,589,243 Ordinary Shares which are being placed firm are the subject of irrevocable undertakings which the Company, Rothschild and Canaccord have received from certain Qualifying Shareholders not to take up any of their entitlements under the Open Offer. Accordingly, such shares are being placed firm at the Issue Price with institutional and other investors under the Placing subject to the Placing Agreement becoming unconditional.

Under the Placing Agreement, Canaccord has agreed, subject to conditions, to use its reasonable endeavours to procure subscribers for 8,081,193 New Ordinary Shares at the Issue Price. To the extent that it fails to procure subscribers for such New Ordinary Shares, and unless those New Ordinary Shares are taken up by Qualifying Shareholders under the Open Offer, Canaccord will subscribe at the Issue Price for such New Ordinary Shares.

Qualifying Shareholders will be given the opportunity under the Open Offer to apply for the Open Offer Shares at the Issue Price *pro rata* to their holdings of Existing Ordinary Shares at the close of business on the Record Date on the following basis:

3 New Ordinary Shares for every 16 Existing Ordinary Shares

Fractions of New Ordinary Shares will not be allocated to Qualifying Shareholders in the Open Offer and entitlements to apply for New Ordinary Shares will be rounded down to the nearest whole number of New Ordinary Shares. Accordingly, Qualifying Shareholders with less than 6 Existing Ordinary Shares will not be entitled to apply for any New Ordinary Shares. New Ordinary Shares representing the aggregate of fractional entitlements will be taken up under the Placing for the benefit of the Company. The Open Offer is underwritten by Canaccord.

The Placing and the Open Offer are conditional, amongst other things, upon the Placing Agreement becoming or being declared unconditional in all respects by 8.00 a.m. on 5 May 2005 (or such later time and/or date as Canaccord may agree) and not having been terminated in accordance with its terms. The Placing Agreement is conditional, amongst other things, on not having been terminated in accordance with its terms, the passing of the Resolution and the admission of the Placing Shares to the Official List and to trading on the London Stock Exchange becoming effective.

If the above-mentioned conditions are not fulfilled or, if capable of waiver, waived, on or before the relevant time and date specified in the Placing Agreement, the Open Offer will lapse and application monies under the Open Offer will be refunded to the applicants by cheque (at the applicant's risk) without interest within 14 days thereafter.

The New Ordinary Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Ordinary Shares. Application has been made to the UKLA for the New Ordinary Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on its market for listed securities. It is expected that admission to listing of

such securities will become effective and dealings on the London Stock Exchange will commence on 5 May 2005.

Qualifying Shareholders will receive with this document an Application Form containing details of their entitlements to subscribe for Open Offer Shares. The terms of the Open Offer provide that Qualifying Shareholders may make a valid application for any number of Open Offer Shares up to and including their *pro rata* entitlements as shown on the Application Form.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue and that entitlements to Open Offer Shares which they do not take up under the Open Offer will not be sold in the market for their benefit. Instead, the New Ordinary Shares relating to that entitlement will be placed under the Placing.

Your attention is also drawn to the further details of the Open Offer set out in part 3 of this document and to the summary of the principal terms of the Placing Agreement set out in paragraph 9.1 in part 6 of this document.

An application may only be made on the Application Form (and not via CREST) which is personal to the Qualifying Shareholder(s) named on it and may not be assigned, transferred or split except to satisfy *bona fide* market claims in relation to purchases through the market. To be valid, Application Forms must be returned with the appropriate remittance to Capita Registrars, Corporate Actions Department, PO Box 166, The Registry, 34 Beckenham Road, Beckenham Kent BR3 4TH so as to arrive no later than 3.00 p.m. on 3 May 2005.

Extraordinary General Meeting

You will find set out at the end of this document a notice convening the EGM of the Company to be held at Corpus Christi House, 9 West Street, Godmanchester, Huntingdon, Cambridgeshire PE29 2HY on 4 May 2005 for the purposes of considering and, if thought fit, passing the following resolutions, in substitution for resolutions 1(b) and (c), 2 and 3 passed at the extraordinary general meeting of the Company held on 25 February 2005. At the meeting to be held on 4 May 2005 the Resolution will be proposed to authorise the Directors to allot the New Ordinary Shares and to disapply statutory pre-emption rights in connection with the Offering.

In addition to the Resolution, the following resolutions will be proposed at the EGM in order to grant to the Directors the authority to generally allot Ordinary Shares (other than pursuant to the Offering) taking into account the issued share capital of the Company as enlarged by the Offering:

- Resolution 2, which is conditional on the passing of the Resolution and Admission, will be proposed as an ordinary resolution to authorise the Directors to allot relevant securities up to a maximum aggregate nominal amount of £168,897 (representing approximately 33 per cent. of the issued share capital of the Company as enlarged by the Offering). The authority conferred by resolution 2 will expire at the conclusion of the annual general meeting of the Company in 2006 and will be in substitution for the general authority conferred at the AGM.

- Resolution 3, which is conditional on the passing of resolution 2, will be proposed as a special resolution to empower the Directors to allot Ordinary Shares and sell treasury shares for cash as if section 89 of the Companies Act did not apply to any such allotment and/or sale provided that such power is limited to certain pre-emptive offers and otherwise to a maximum aggregate nominal amount of £25,591 (representing approximately five per cent. of the issued share capital of the Company as enlarged by the Offering). The authority conferred by resolution 3 will expire at the conclusion of the annual general meeting of the Company in 2006 and will be in substitution for that conferred at the AGM.

Other than pursuant to the Offering, the warrants described in paragraph 3.8 of part 6 of this document and the exercise of options and award of shares under the Phytopharm Option Schemes, the Directors have no present intention of issuing any of the authorised but unissued share capital of the Company.

Action to be Taken

You will find enclosed with this document a Form of Proxy for use in relation to the Extraordinary General Meeting. Whether or not you propose to attend the Extraordinary General Meeting in person, you are requested to complete and return the Form of Proxy to Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received by them no later than 9.00 a.m. on 3 May 2005. Completion and return of a Form of Proxy will not preclude Shareholders from attending the Extraordinary General Meeting and voting in person if they so wish.

The action to be taken by Qualifying Shareholders to subscribe for Open Offer Shares under the Open Offer is set out in the paragraph entitled "Procedure for Application and Payment" in paragraph 4 of part 3 of this document and on the accompanying Application Form. The attention of Overseas Shareholders is drawn to the paragraph entitled "Overseas Shareholders" in paragraph 6 of part 3 of this document and to the representation and warranty concerning Overseas Shareholders in the Application Form.

Further Information and Risk Factors

Your attention is drawn to the further information sections set out in parts 2 to 6 of this document relating to the Company and the Offering. **In particular, your attention is drawn to the risk factors set out in part 4 of this document.**

Recommendation

The Board, who have received advice from Rothschild in relation to the Offering, consider that the Placing and the Open Offer together with all other resolutions are in the best interests of Shareholders as a whole. In providing advice to the Board, Rothschild has taken into account the Directors' commercial assessments of the Offering and the Company's current and future funding requirements.

Accordingly, your Directors unanimously recommend that Shareholders vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial shareholdings, which amount to 8,485,130 Ordinary Shares (which represents approximately 19.69 per cent. of the current issued share capital of Phytopharm and which includes the 7,932,000 Ordinary Shares owned by Chakra Limited, in which Dr Dixey holds 50 per cent. of the issued share capital).

Yours faithfully,

Gordon K. G. Stevens
Chairman

PART 2

INFORMATION ON PHYTOPHARM

1. INTRODUCTION

Phytopharm uses traditional plant-based medicines as the basis for the development of pharmaceutical products. The Company is dedicated to developing novel medicines by identifying the mode of action of medicinal plant extracts and investigating the active chemicals therein. The Company has seven development programs in four disease areas: neurodegeneration; obesity and metabolic disease; dermatology; and inflammation, and has a portfolio of two marketed products.

2. REVIEW OF PRODUCT PORTFOLIO

2.1 Research and Product Development Strategy

Rather than starting with a library of chemicals, the Company starts with an extract of a medicinal plant that has a history of clinical use, and either develops a product based on a controlled extract of the plant or isolates the active chemical in order to develop it as a prescription medicine. This should be contrasted with the typical pharmaceutical development model that starts with a biological target (for example, an enzyme or an ion channel) and then screens a large number of chemicals until activity is found; these chemicals are then developed as pharmaceutical products. This development process can be time consuming and expensive. The Company has chosen to act in fields of chronic disease where modern medicine has not been notably successful, but where traditional plant-based medicines have good anecdotal evidence of clinical benefit. The Company performs a series of pre-clinical studies and/or a clinical trial and uses the effects of the product on the pre-clinical models and/or on patients to guide it to a hypothesis of its mode of action. A screen is then developed, and where possible the active chemicals are isolated, and ideally a novel medicine is developed which can be licensed as a prescription product. In addition to this development model, the Company subcontracts all laboratory work to specialists while retaining full control over the direction of its research. As a result, the Company has low fixed overheads, access to advanced research techniques and a lower development cost structure.

2.2 Research and Product Development Programs

The Company is focused on the research and development of novel pharmaceutical products based on clinical and/or preclinical data generated from medicinal plant extracts. Such research can generate libraries of compounds, biological targets and associated clinical and pre-clinical data. This data creates development programs aimed at target diseases, and ideally leads to multiple product licensing opportunities for specific compounds within those programs. The current status of the products within the four disease areas being developed by the Company, each at different stages of development, is summarised in the table below and is then considered in more detail in the following paragraphs.

Disease Area/Program	*Product*	*Mode of Action*	*Development stage*
Neurodegeneration			
Alzheimer's disease	PYM50028 (Cogane™)	Reverses decline in memory	Phase II clinical trial in progress
Amyotrophic lateral sclerosis (Lou Gehrig's disease)	PYM50018 (Myogane™)	Neuroregenerative	Phase Ia clinical trial completed
Parkinson's disease	PYM50028	Neuroregenerative	Phase I clinical trial completed
Obesity and metabolic disease			
Dietary control of obesity	*Hoodia gordonii* extract	Reduces the desire to eat	Phase IIa clinical trial completed
Metabolic disease	Products in development	Direct action on satiety centre	Pre-clinical studies in progress

Disease Area/Program	*Product*	*Mode of Action*	*Development stage*
Dermatology			
Eczema	Products in development	Inhibits allergic and inflammatory cytokines	Pre-clinical studies in progress
Inflammation			
Asthma and other inflammatory disorders	Products in development	Anti-inflammatory and anti-spasmodic	Pre-clinical studies in progress
Veterinary Portfolio			
Dermatology			
Canine skin allergies	Phytopica™	Maintains healthy immune system	Launched
Inflammation			
Canine joint disorders	Zanthofen™	Supports normal white cell function	Launched

(a) Neurodegeneration

The neurodegeneration programs are based around a single Asian plant extract used as a traditional tonic for the elderly. Initial interest in this plant extract arose following encouraging results from a small but successful double-blind placebo-controlled study in patients with mild to moderate senile dementia treated with a single chemical purified from the plant extracts, which demonstrated a significant and highly relevant improvement in cognitive function. Phytopharm then began a program of research into the mode of action of this chemical, which has led to the development of a library of compounds that share this mode of action.

The Company's neurodegeneration research has led to development programs for Alzheimer's disease, Parkinson's disease and motor neurone disease, including amyotrophic lateral sclerosis (ALS; Lou Gehrig's disease). Phytopharm has now developed a total of nine patent families to protect the large group of related chemical compounds. These molecules, which have a novel mechanism of action, are potential disease modifiers and may offer a real therapeutic advance in these conditions where there is a high unmet medical need.

- *Alzheimer's and Parkinson's disease – (Lead product: PYM50028)*

  Alzheimer's disease is a neurodegenerative disorder that mainly affects the elderly and is characterised by a progressive loss of learning ability and memory. Alzheimer's disease is thought to affect approximately 4.5 million people in the US, and it is believed that this number will continue to grow to approximately 16 million by 2050 (Source: Alzheimer's Association). Several factors have been proposed to play a role in the underlying neurodegeneration, including the excessive formation of beta-amyloid, glutamate and a decrease in neurotrophic factors in the brain. Unfortunately, none of the approved products offer cures and their efficacy is generally poor, and at best they hold back progression of the disease by affecting the neurotransmitter activity between nerve cells.

  Parkinson's disease is a neurological condition that results in a gradually progressive and prolonged illness characterised by involuntary tremors, stiffness and slowness of movement. The prevalence of the disease is estimated to be 100 to 200 per 100,000 population (Source: Datamonitor). In the US market alone there are estimated to be one million patients with diagnosed Parkinson's disease and a further three to four million undiagnosed, with associated annual health care costs to the economy of $25 billion (Source: Northwest Parkinson's Foundation submission to US Congress). The disease typically manifests itself in late middle age, nearly equally in men and women and is characterised by tremor, muscle rigidity, bradykinesia and postural instability. A third of all patients also suffer dementia.

  A consistent feature of Parkinson's disease is the loss of dopamine containing cells in the substantia nigra area of the brain. Current products can mitigate much of the symptoms for a while

but do not alter the prognosis of steady decline. Recent studies suggest that one important mechanism involved in neuronal degeneration of the substantia nigra is the production of toxic free radicals. Phytopharm has generated data demonstrating that PYM50028 reverses free radical neurotoxicity produced by 1-methyl-4-phenylpyridium (MPP^+) in dopaminergic neurones and reverses the decrease of a neuronal growth factor and dopamine receptors in the brain.

The lead product from the Alzheimer's and Parkinson's disease programs is coded PYM50028. In Alzheimer's disease pre-clinical studies, the synthetic chemical PYM50028 has been shown to be neuroprotective against beta-amyloid and glutamate damage, to reverse the decrease of a neuronal growth factor and to reverse neuronal degeneration observed in the ageing brain. Importantly, this product restores levels of proteins that are altered in the ageing brain, returning them to levels observed in the young and causing beneficial neurite outgrowth and branching. In addition, PYM50028 restores the learning and memory ability in Alzheimer's disease models and thereby offers the potential to reverse the symptoms of Alzheimer's disease.

In November 2003, the Company successfully completed a Phase I randomised, double-blind, placebo-controlled clinical study of PYM50028 to evaluate the safety, tolerability and pharmacokinetic profile for Alzheimer's and Parkinson's disease. Thirty healthy men and women aged 50 years and older were enrolled and randomly allocated to receive either PYM50028 or placebo once daily for 28 days. Results indicated that the product has absorption and pharmacokinetic characteristics suitable for once-daily dosing and is well tolerated with a good emergent safety profile.

In December 2003, the Company was granted clearance by the Medicines and Healthcare Products Regulatory Agency (MHRA) of the United Kingdom, the functional equivalent of the FDA in the United States, to commence a Phase II 'proof of principle' clinical study in over 200 Alzheimer's disease patients at up to 20 UK sites under a clinical trial authorisation (CTA) certificate, that was granted following a review of all the manufacturing, safety, pharmacological and clinical data generated by the Company concerning PYM50028. The Phase II study utilises a randomised, double-blind, placebo-controlled design to evaluate the safety, efficacy and pharmacokinetic profile of PYM50028 after once daily oral administration of 120 mg over three months. Safety assessments will include adverse events, clinical chemistry and haematology. The effects of PYM50028 on memory, concentration and executive function will be evaluated during the study. The outcome of the interim data review of the first 60 patients was announced by Phytopharm on 20 January 2005. The independent consultant physician who undertook the review concluded that "the data obtained to date indicate that the study medication is not associated with any safety concerns" and that therefore the study will continue with no changes to the safety monitoring. The sample size re-assessment was conducted by an independent statistician, who reported that the sample size for the study should be increased from 200 to 238 subjects. Phytopharm has now obtained regulatory and ethics approval for this amendment.

In May 2003, the Company signed a licensing agreement with Yamanouchi, for the development and commercialisation of PYM50028. Under the agreement, Yamanouchi acquired an exclusive license to develop, manufacture and market PYM50028 for the treatment of Alzheimer's disease in Japan and some other Asian countries. Yamanouchi also acquired the option to license PYM50028 for the additional indications of Parkinson's disease, Lewy body dementia, vascular dementia and mild cognitive impairment, for which the Company might have been entitled to receive additional license fees and milestones.

As disclosed in Part 1 of this document, the Company received confirmation on 28 March 2005 of Yamanouchi's intention to terminate the licensing agreement. The Company accepted this decision and the termination took place with immediate effect.

Yamanouchi acknowledged that safety data in relation to 60 patients treated with PYM50028 has fulfilled the criteria set out in the licensing agreement between Phytopharm and Yamanouchi. Furthermore, Yamanouchi has made a milestone payment of £4.0 million to Phytopharm (approximately £3.6 million net of Japanese withholding tax) following receipt of this safety data

regarding the first 60 patients treated with PYM50028 in the ongoing Phase II 'proof of principle' study in patients with Alzheimer's disease. Phytopharm has now commenced dosing on 209 patients out of the projected total of 238 patients required to complete this study, which is on target to report preliminary results in the fourth quarter of 2005. Subject to the results of this study, the Company intends to seek global multinational partners in the first half of 2006.

- *Amyotrophic lateral sclerosis – (Lead product: PYM50018)*

  Amyotrophic lateral sclerosis (ALS; Lou Gehrig's disease) is a fatal degenerative disease of motor neurones that most commonly strikes people between 40 and 60 years of age. In the US, there are currently 30,000 people with ALS with 5,000 new cases being diagnosed each year (Source: ALS Association). In the advanced stage of the disease, supportive care can cost an average of $200,000 per year (Source: ALS Association). The underlying cause of ALS is unknown, although approximately 5-10 per cent. of cases appear to be of familial origin (source: ALS Association). ALS is characterised by progressive loss of both lower (spinal cord and brainstem) and upper (motor cortex) motor neurones and skeletal atrophy leading to severe paralysis and death, generally caused by respiratory failure.

  Although the precise molecular pathways that cause the death of motor neurones in ALS remain unknown, possible mechanisms include abnormalities in neurofilament proteins, mitochondrial alterations and glutamate-mediated excitotoxicity. The lead product arising from the motor neurone disease program, which targets ALS, is coded PYM50018. In pre-clinical studies, the single chemical PYM50018 has been shown to be neuroprotective against glutamate damage, to reverse the decrease of neuronal growth factors and to reverse neuronal degeneration observed in motor neurones. Comparative pre-clinical testing of PYM50018, with the only pharmaceutical agent licensed for the treatment of ALS in recognised neurodegeneration models indicates that PYM50018 provides greater protection against neuronal damage in cell based systems. In addition, PYM50018 delays the loss of muscle strength and extends survival time in the SOD1 and PMN models of ALS.

  A phase Ia clinical study was completed on 28 April 2004 under an investigational new drug IND application filed with the FDA. It utilised a randomised, double blind, placebo controlled design to evaluate the safety, tolerability and pharmacokinetic profile of single oral doses of PYM50018. The dose level was escalated across four groups of eight healthy adult male subjects (an additional two subjects in each group were randomly allocated to receive placebo). All of the subjects tolerated their allocated dose without any significant safety issues. The pharmacokinetic profile determined for each dose group confirmed that the product is bioavailable after oral administration. There was generally a linear relationship between dose, peak plasma concentration and exposure, demonstrating more of the product is absorbed as the dose administered is increased.

  These results will support the future conduct of a phase Ib clinical study planned for Q3 2005 to evaluate the safety, tolerability and pharmacokinetic profile of PYM50018 associated with repeated daily dosing. In July 2004, PYM50018 was granted orphan drug designation by the FDA for the treatment of ALS. In November 2004, PYM50018 was granted fast track designation by the FDA, which enables closer interaction between the Company and the FDA and offers the potential for an accelerated review process.

(b) Obesity and Metabolic Disease

The obesity and metabolic disease programs are based around a single South African plant with a long tradition of use by the Xhomani people as a food of last resort. Subsequent research by the South African Council for Scientific and Industrial Research (CSIR) revealed that the plant, *Hoodia gordonii*, contained components that suppressed appetite. The patented use of *Hoodia gordonii* and related species was in-licensed from the CSIR.

Obesity is a major problem and is growing rapidly as measured in both patient numbers and severity. In America, 65 per cent. of adults (127 million) are overweight or obese, and annual healthcare costs

are thought to amount to $100 billion (Source: American Obesity Association). The problem is growing in Europe, and in the UK about 43 per cent. of men and 34 per cent. of women are overweight, and 22 per cent. of men and 23 per cent. of women are obese (Source: British Heart Foundation). There is a rising level of premature obesity in children and obesity is increasing in the developing world. Globally, 1 billion adults are clinically overweight and 300 million adults are clinically obese (Source: World Health Organisation). In 2002, the market for powder or liquid weight control supplements and diet pills was $2.3 billion in the US alone, and the total US weight control market was approximately $40 billion (Source: Market Research Report, Weight Control – US).

Obesity leads to a cluster of metabolic alterations and as a result is a major risk factor for insulin resistance, type 2 diabetes, coronary artery disease, hypertension, stroke, osteoarthritis and certain forms of cancer. Weight is gained when energy intake exceeds energy expenditure. The excess energy is stored as fat, and if there is an extended period of positive energy balance, obesity will result. Current pharmaceutical treatments have made little impact on the incidence of obesity and are only advised for short treatment periods due to their adverse side effect profiles.

The lead product, *Hoodia gordonii* extract, is currently in development for the dietary control of obesity. Scientific studies have shown that the *Hoodia gordonii* extract reduces the desire to eat, producing anti-obesity properties. The Company's phase IIa 'proof of principle' clinical trial, reported at the end of 2001, performed on 18 overweight but healthy males provided statistical evidence that the *Hoodia gordonii* extract reduced the average daily calorie intake and reduced body fat over the 2 week clinical trial period. The Company is developing an extraction process to ensure its ability to reproduce the *Hoodia gordonii* extract from harvest to harvest and batch to batch. In March 2003, the CSIR and the South African San Council reached an agreement to share the benefits that are anticipated to arise from the potential commercial success of this plant extract.

On 15 December 2004 Phytopharm announced that it had granted an exclusive global licence to its *Hoodia gordonii* extract to Unilever. As part of the agreement, Unilever has committed to payments totalling approximately £6.5 million ($12.5 million) out of a potential total of £21 million ($40 million) in payments to Phytopharm. In addition Phytopharm will receive an undisclosed royalty on sales of all products containing the extract. Unilever and Phytopharm will collaborate on a five stage research and development programme of safety and efficacy studies with a view to bringing new weight management products to market. Unilever will also manage the agronomy programme and will support the international patent programme for the products.

Within the metabolic disease program Phytopharm has also developed screens that appear to be predictive of appetite suppressant activity and produced synthetic molecules focused on the development of pharmaceutical prescription products for metabolic disease. The mechanism of action, which appears novel, and structure activity relationships of the chemical series are under investigation and currently in the preclinical development stage.

(c) Dermatology

The dermatology program arose from a traditional Chinese medicine for eczema and involves the development of active fractions from the traditional plant extracts used in the medicine. These product candidates have a novel dual mode of action that targets both of the allergic and inflammatory components of eczema and offer a potentially major advance in the treatment of this condition.

Eczema is a common condition affecting approximately 10-20 per cent. of the worldwide population. There are a total of approximately 5 million eczema sufferers in the UK and 15 million in the US (Source: National Eczema Society and American Academy of Dermatology). Eczema is commonly characterised by itchy inflammation of the skin. The condition predominately affects the insides of the elbows, the back of the knees, face, wrist and ankles. The condition often starts in the very young and generally lasts until puberty, although atopic patients often retain a lifelong propensity to recurrent bouts of the condition (flare up). The main physical problems come from scratching and secondary infections of the associated wounds. There is no cure and treatments marketed to date can have serious

side effects and only partially relieve the problem. Steroids and immunosupressant drugs are the mainstay of treatment but can have serious side effects, particularly in children.

Phytopharm has selected laboratory assays which target clinical markers of the disease that are characterised by this condition in man. This program is currently in the preclinical development stage.

(d) Inflammation

The inflammation program stems from the well recognised anti-inflammatory properties of an Asian spice. Research into the mode of action of this spice has generated a number of novel synthetic molecules and the Company intends to develop a pharmaceutical prescription product for asthma and other inflammatory disorders.

Approximately 8 million people in the UK have been diagnosed with asthma, and the condition costs the NHS an average of £850 million per year (Source: Asthma UK). Asthma is a chronic inflammatory disorder of the airways that causes recurrent episodes of wheezing, breathlessness, chest tightness and cough. In addition, asthma is usually associated with widespread but variable airflow obstruction. Inhibition of inflammation and relaxation of airway smooth muscle are therefore key components of asthma treatment.

A number of compounds have been synthesised, demonstrating anti-inflammatory and anti-spasmodic activity in several established models of asthma and inflammation. We anticipate that further proof of concept studies, using these compounds in preclinical models of asthma, will be investigated in 2005.

Veterinary Product Portfolio

Phytopharm has two marketed products, Phytopica™ and Zanthofen™, in its veterinary product portfolio. These are described below.

(e) Canine Skin Allergies – Marketed Product: Phytopica™

Maintenance of a healthy skin and coat and alleviation of itching are of major importance to canine general health and quality of life and canine dermatological disorders are recognised by veterinary practitioners to be a major problem in small animal practice, with around 15 per cent. of the global dog population affected by skin conditions due to allergy.

Phytopica™ is a natural plant-based product clinically proven to promote healthy skin in dogs prone to skin allergies. The product combines the beneficial effects of 3 plants and offers a novel 3-in-1 approach to help maintain a healthy immune system, support normal white cell function and provide anti-oxidant benefits. This natural 3 plant patented product has been developed specifically for dogs prone to skin allergies. Furthermore, clinical benefit has been demonstrated in placebo-controlled studies in canine skin allergies. Clinical trial results presented at the 5th World Congress of Veterinary Dermatology (WCVD) in Vienna in August 2004, demonstrated that the clinical trial product is an effective non-steroidal treatment for canine atopic dermatitis, and is also palatable, well tolerated and has a good overall safety profile.

Phytopica™ was launched in the UK on 31 March 2004 at a special symposium at the British Veterinary Dermatology Study Group's Spring meeting in Birmingham. It is marketed in the UK as a complementary pet food, and presented as a granulated extract, which is simply sprinkled on food. Due to the product's palatability, canine compliance has been excellent, with over 97 per cent. compliance in clinical studies. Phytopica™ is recognised by consultant veterinarians in the UK as a potential first line, premium priced product. Following the UK launch to registered veterinary dermatologists, amongst whom the product enjoys growing support, the availability of Phytopica™ has been expanded to incorporate all veterinary practitioners in the UK. Phytopharm is now seeking global partners to market Phytopica in other territories. The Company has sourced large scale manufacture capability to support commercial sales of Phytopica™.

(f) Canine Joint Disorders – Marketed Product: Zanthofen™

Poor canine joint mobility is typically characterised by the abnormal activation of the body's defence system, such as the activation of white blood cells, swelling of tissues, increased warmth of tissues and redness. It is estimated that canine joint disorders, including joint stiffness, affect 20 per cent. of the canine population over one year old, which amounts to around 1.3 million animals in the UK.

Zanthofen™ arose from research into the anti-inflammatory properties of an Asian spice and is a combination of curcumin (a major component of turmeric) and the essential oils of two Curcuma plant species. Published literature has shown that both curcumin and the essential oils have been shown to have anti-inflammatory and anti-oxidant properties.

In a placebo-controlled clinical study, a two month administration of the components of Zanthofen™ demonstrated a statistically significant improvement in canine joint mobility as determined by the veterinarians and this was associated with a good safety profile.

On 16 June 2004, Phytopharm announced the launch of Zanthofen™ for the maintenance of canine joint mobility. Zanthofen™ is available to veterinary practitioners across the UK and is marketed by Phytopharm's UK marketing partner, Genitrix Ltd, a UK based veterinary product company.

3. COMMERCIAL COLLABORATIONS

The Company has entered into the following commercial collaboration arrangements:

(a) Unilever Joint Development and Licence Agreements

The Company entered into a joint development agreement and a global exclusive licensing agreement both dated 15 December 2004 with Unilever for the development and commercialisation of its *Hoodia gordonii* extract. Under the agreements, Unilever and Phytopharm will collaborate on a five stage research and development programme of safety and efficacy studies with a view to bringing new weight management products to market. Unilever will also manage the agronomy programme and will support the international patent programme for the products.

Under the terms of the agreements, Unilever has committed to payments totalling approximately £6.5 million out of a potential total of up to £21 million in payments to Phytopharm. In addition Phytopharm will receive undisclosed royalty payments on sales of all products, including globally recognised brands, containing the extract.

Each of the licensing agreement and the joint development agreement may be terminated by either party in the event of the insolvency, administration or liquidation of, or analogous circumstances affecting, the other party, or in the event of a breach of the other party which is not remedied within a certain period. In addition, the joint development agreement may be terminated by Unilever in the event that certain developmental milestones or other targets are not reached, or by Phytopharm in the event that Unilever fails to satisfy certain obligations, and may also be terminated by reason of certain force majeure events or law. The licensing agreement will also terminate upon expiration of the patent rights to which it relates and upon termination of the joint development agreement other than by reason of material unremedied breach by Phytopharm, although certain clauses will survive termination.

(b) Genitrix Distribution Agreement

The Company entered into a Distribution Agreement dated 24 November 2003 with Genitrix Ltd, providing for the distribution, sales and marketing of its Zanthofen™ product for the maintenance of canine joint mobility in the United Kingdom. Under the terms of the agreement, the Company and Genitrix will each receive 50 per cent. of the total sales revenues of Zanthofen™ after the deduction of manufacturing costs. All manufacturing activities have been outsourced to third parties. Genitrix is responsible for distribution, sales and marketing, but no deductions from the total sales revenues will be made for these activities. Under the agreement, the Company retained the right to market the product under the same brand.

Owing to the recent launch of the product, the first payment of sales revenues has yet to be received. There are no milestones, annual fees or royalties payable or receivable under this agreement.

Unless it is renewed by written agreement between the parties not less than six months prior to its expiry, the agreement shall terminate on 23 November 2008. Either party has the right to terminate the agreement in the event of a material breach by the other which it fails to remedy within a certain period or in the event of the insolvency of the other. The Company has the right to terminate the agreement immediately upon written notice to Genitrix in the event of any change in the ownership or control of Genitrix. In the event that the Company terminates the agreement for the reasons stated above, the Company will not be required to make payment to Genitrix.

4. IN-LICENSING AND MANUFACTURING

The Company has entered into the following in-licensing and manufacturing arrangements:

(a) Licence Agreements with Shanghai Second Medical University

The Company entered into a licence agreement with Shanghai Second Medical University ("SSMU") dated 18 January 1999 (as amended) for certain confidential and proprietary information. In addition, the Company has entered into a research and licence agreement with SSMU also dated 18 January 1999 (as amended) providing for research and development of several "tonics". Royalties will be payable on sales revenue for the life of the patent rights relating to the molecules in both cases.

Either party may terminate the agreements in the event of a material breach by the other which, if capable of remedy, is not so remedied within a certain period. SSMU can also terminate the agreements if Phytopharm enters into liquidation or has a receiver appointed.

(b) The CSIR Agreements

The Company entered into a licensing agreement with the CSIR (a statutory council established under South African law) dated 21 August 1998 pursuant to which the CSIR has granted an exclusive world-wide licence to the Company to use proprietary technical information and intellectual property rights belonging to the CSIR in respect of *Hoodia gordonii*, Lavrania, Trichocaulon or related genera and derivatives thereof discovered or developed by the CSIR. Royalties are payable on an ascending scale as a percentage of defined net sales. The Company has also entered into a supply and manufacturing agreement with the CSIR dated 19 March 2003 pursuant to which the CSIR has agreed to supply products to the Company.

There are no annual fees payable under the agreements. Royalty payments will be made to the CSIR out of royalties received from outlicensees of the Company, such as Unilever. No royalty has been paid or accrued to date. However, on 10 March 2005 the CSIR was paid a portion of the Unilever milestone payment following the Company's entry into a joint development agreement and a global exclusive licensing agreement with Unilever.

The licensing agreement shall continue in force in each country of the territory and shall terminate on a country-by-country basis on the expiry of the patent rights arising out of the intellectual property rights in such country.

Either party may terminate the agreements in the event of the insolvency, administration or liquidation of, or analogous circumstances affecting, the other party, or in the event of a material breach by the other which, if capable of remedy, is not so remedied within a certain period. The licensing agreement may also be terminated in the event of a material breach by Phytopharm in respect of its obligations under an outlicence agreement which, if capable of remedy, is not remedied within a certain period. The supply and manufacturing agreement also terminates upon the termination of the licensing agreement. In the event that the Company terminates the agreements for the reasons stated above, the Company will not be required to make payment to CSIR. If the CSIR terminates the licensing agreement for the reasons stated above, the licensing agreement will automatically be assigned to the relevant outlicensees.

(c) **Licence Agreement with PT Phytochemindo Reska**

The Company entered into a licence agreement with PT Phytochemindo Reska ("Phytochemindo") dated 19 May 1998 (as amended), pursuant to which Phytochemindo agreed to grant to the Company an exclusive worldwide licence (except for Indonesia) for certain patent rights and know-how. Royalties are payable by the Company as a percentage of defined net sales revenue. There are no annual fees payable under this agreement and no royalty has been paid or accrued to date.

The agreement provides for the exchange between the parties of information relating to any improvements to the patents, know-how or licensed products which are discovered by either party, and provides that such improvements shall be jointly owned unless otherwise agreed.

The agreement shall remain in full force until the expiry of the last to expire of the patents licensed thereunder. Either party may terminate the agreement in the event of a breach which, if capable of remedy, is not so remedied within a specified period or in the event of the administration, winding-up or receivership of, or analogous circumstances or arrangements with its creditors affecting, the other party. In the event that the Company terminated the agreement for the reasons stated above, the Company will not be required to make payment to Phytochemindo.

5. PATENT PROTECTION

The Company recognises the importance of obtaining defensible and relevant patent protection on its technology and the products it is developing.

As of 15 March 2005, the Company was the owner or licensee of 384 patent applications and patents in various jurisdictions around the world. Of these, 112 are granted patents and 272 are pending applications. The exact number of patents and pending applications varies continually as the procedures progress.

The Company has either licensed patent and intellectual property rights from third parties or it has acquired such rights by way of work done for it by third parties. In either case, various factors, of which the Company is currently unaware, may affect its continuing rights to use such patents and intellectual property.

The Company is dependent on the following patents which are of fundamental importance to its business:

Title	*PCT (WO) Publication Number or US Patent/Publication Number*	*Earliest Priority Date*	*Expiry Date**
Neurodegeneration			
Membrane-bound receptors and their function; cognitive dysfunction; treatments therefore; and compositions for use in such treatments	WO99/48507	26/03/1998	26/03/2019
Smilagenin and anzurogenin-D and their use	WO99/48482	26/03/1998	26/03/2019
Smilagenin and its use	US 6258386	26/03/1998	28/07/2019
5-Beta-sapogenin and pseudosapogenin derivatives and their use in the treatment of dementia	WO01/23406	29/09/1999	29/09/2020
Sapogenin derivatives and their use in the treatment of cognitive dysfunction	WO01/49703	29/09/1999	29/09/2020
5-Hydroxysapogenin derivatives with anti-dementia activity	WO01/23408	29/09/1999	29/09/2020
Substituted sapogenins and their use	WO01/49703	06/01/2000	06/01/2021
Sapogenin derivatives, their synthesis and use, and methods based upon their use	WO02/079221	28/03/2001	28/03/2022
Therapeutic methods and uses of sapogenins and their derivatives	WO03/082893	27/03/2002	24/03/2023

Title	*PCT (WO) Publication Number or US Patent/Publication Number*	*Earliest Priority Date*	*Expiry Date**
Stereospecific synthesis of sapogenin-3-ones	WO2004/037845	28/10/2002	28/04/2023
Obesity and Metabolic Disease			
Extracts, compounds and pharmaceutical compositions having anti-diabetic activity and their use	US2002/0146468	30/06/2000	14/06/2021
Gastric acid secretion	US 6488967	27/10/1999	20/10/2020
Inflammation			
Extraction of volatile oils	WO00/47703	10/02/1999	10/02/2020
Dermatology			
Pharmaceutical compositions for the treatment of skin disorders	WO92/15314	28/02/1991	28/02/2012
Pharmaceutical compositions	WO96/00078	24/06/1994	23/06/2015
Patents which the Company has licensed:			
Pharmaceutical compositions having appetite suppressant activity (Obesity and Metabolic Diseases)	WO98/46243	15/04/1997	15/04/2018
Combinations of compounds isolated from curcuma species (SPP) as anti-inflammatory agents (Inflammation)	US 5120538	05/02/1990	22/10/2010

*Note: The Expiry Date stated is subject to extension under the available Patent Extension and Supplementary Protection Certificate procedures to compensate for delays resulting from the need to obtain regulatory marketing approval. Up to five years of such extension are available in, for example, the US, Europe and Japan.

PART 3

Letter from Canaccord Capital (Europe) Limited relating to the Open Offer

Registered Office:
1st Floor Brook House
27 Upper Brook Street
London
W1K 7QF

8 April 2005

To Qualifying Shareholders and, for information only, to participants in the Phytopharm Option Schemes

Dear Sir or Madam

Proposed Placing and Open Offer of 8,081,193 New Ordinary Shares at 125p per New Ordinary Share

1. Introduction

As explained in the letter from your Chairman set out in part 1 of this document, the Company is proposing to issue 8,081,193 New Ordinary Shares to raise approximately £9.0 million, net of expenses, by means of the Placing and Open Offer. Qualifying Shareholders are being offered the opportunity under the Open Offer to acquire, in aggregate, 8,081,193 New Ordinary Shares (being the Open Offer Shares) at the Issue Price of 125p per share.

The Placing has been fully underwritten by Canaccord.

This letter and the accompanying Application Form contain the formal terms and conditions of the Open Offer.

2. The Open Offer

Subject to the terms and conditions set out herein and in the Application Form, Canaccord, on behalf of the Company, hereby invites applications from Qualifying Shareholders to apply for New Ordinary Shares at the Issue Price of 125p per share, payable in full in cash on application, on the basis of:

3 New Ordinary Shares for every 16 Existing Ordinary Shares

held by each Qualifying Shareholder and registered in the Qualifying Shareholder's name at the close of business on the Record Date and so in proportion for any other number of Ordinary Shares then held. Fractions of New Ordinary Shares will not be allocated to Qualifying Shareholders and entitlements to apply for New Ordinary Shares will be rounded down to the nearest whole number of New Ordinary Shares. Accordingly, Qualifying Shareholders with less than 6 Existing Ordinary Shares will not be entitled to apply for any New Ordinary Shares. New Ordinary Shares representing the aggregate of fractional entitlements will be taken up under the Placing for the benefit of the Company.

Qualifying Shareholders may apply for any whole number of New Ordinary Shares up to their maximum entitlement. No application in excess of the maximum entitlement will be accepted and any Qualifying Shareholder who purports to apply for more than his or her maximum entitlement will be deemed to have applied only for his or her maximum entitlement. Any monies paid in excess of such entitlement will be returned to the applicant (at the applicant's risk) without interest. In order to be valid, completed Application Forms accompanied by full payment, must be received by 3.00 p.m. on 3 May 2005.

In the event that the Open Offer is not subscribed for in full by Qualifying Shareholders, the number of Open Offer Shares subscribed for will, subject to the conditions described in this part 3, be allotted to the relevant Qualifying Shareholders and the Open Offer Shares not subscribed for will be placed under the Placing.

Applications for New Ordinary Shares will be irrevocable and may only be made on the enclosed Application Form (and not via CREST) which is personal to the Qualifying Shareholder(s) named on it and may not be assigned, transferred or split except to satisfy *bona fide* market claims in relation to purchases through the market. Qualifying Shareholders who have, prior to the date on which the Ordinary Shares are marked "ex" the entitlement to the Open Offer, sold or transferred all or part of their registered shareholding are advised to consult their stockbroker or other professional adviser authorised under the Financial Services and Markets Act 2000 as soon as possible since the invitation to apply for New Ordinary Shares may represent a benefit which can be claimed from them by buyers or transferees under the rules of the London Stock Exchange. Shareholders who have sold all or part of their registered holdings should complete Box 8 on the Application Form and immediately send it to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The Application Form represents a right to apply for New Ordinary Shares and is not a document of title and cannot be traded.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue and that entitlements to New Ordinary Shares which they do not take up under the Open Offer will not be sold in the market for their benefit. Instead, the New Ordinary Shares relating to those entitlements will be placed under the Placing.

3. Conditions of the Open Offer

The Open Offer is conditional upon the Placing Agreement becoming or being declared unconditional in all respects by 8.00 a.m. on 5 May 2005 (or such later time and/or date as Canaccord may agree) and the Placing Agreement not being terminated in accordance with its terms. The Placing Agreement is conditional *inter alia* upon:

(a) the passing of the Resolution contained in the notice of Extraordinary General Meeting set out at the end of this document; and

(b) admission of the Placing Shares to the Official List and to trading on the London Stock Exchange becoming effective.

If the conditions are not fulfilled by the relevant dates or, if capable of waiver, waived on or before the relevant time and date specified in the Placing Agreement, the Open Offer will lapse and application monies under the Open Offer will be refunded without interest to applicants by cheque (at the applicant's risk) without interest within 14 days thereafter.

Further details of the Placing Agreement are set out in paragraph 9.1 of part 6 of this document.

4. Procedure for Application and Payment

The Application Form enclosed with this document shows the number of Ordinary Shares registered in your name at the close of business on the Record Date and the maximum number of New Ordinary Shares for which you are entitled to apply under the Open Offer. You may apply for less than your maximum entitlement should you so wish. The instructions and other terms set out in the Application Form constitute part of the terms of the Open Offer.

Qualifying Shareholders who wish to apply for New Ordinary Shares should complete the Application Form in accordance with the instructions printed thereon and return it in the enclosed reply paid envelope, together with the appropriate remittance, by post to Capita Registrars, Corporate Actions Department, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH or by hand only (during normal business hours) to Capita Registrars, Corporate Actions Department, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive as soon as possible, but in any event not later than 3.00 p.m. on 3 May 2005 after which time applications will not be valid.

Applications will be irrevocable and will not be acknowledged. Cheques and banker's drafts representing application monies will be presented for payment on receipt and it is a term of the Open Offer that cheques will be honoured on first presentation. The Company reserves the right to seek special clearance of cheques to allow the Company to obtain value for remittances at the earliest opportunity. However, Canaccord and the Company reserve the right to treat an Application Form as valid and binding on the persons by whom, or on whose behalf, it is lodged even if not completed in accordance with the relevant instructions or not accompanied by a valid power of attorney, where required, or which otherwise does not strictly comply with the terms and conditions for application. All documents and remittances sent by or to an applicant, or as he may direct, will be sent through the post at his or her own risk. No receipts will be issued for any amounts paid on application.

Canaccord, on behalf of the Company, also reserves the right (but shall not be obliged) to accept applications in respect of which remittances are received prior to 3.00 p.m. on 3 May 2005 from an authorised person (as defined in the Financial Services and Markets Act 2000) specifying the Open Offer Shares concerned together with undertakings to lodge the relevant Application Form, duly completed, in due course.

Cheques or banker's drafts should be made payable to "Capita IRG plc – a/c Phytopharm plc" and crossed "Account payee only" and must be in pounds sterling drawn on a bank or building society in the United Kingdom, which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided for the members of either of those companies and must bear the appropriate sort code in the top right hand corner. The Company reserves the right to reject applications unless these requirements are fulfilled.

If cheques or banker's drafts are presented for payment before the conditions of the Open Offer have been fulfilled, the application monies will be kept in a separate bank account to the order of Canaccord. If the conditions of the Open Offer are not fulfilled on or before 8.00 a.m. on 5 May 2005 (or such later time and/or date as Canaccord may agree), the Open Offer will lapse and all application monies under the Open Offer will be returned without interest by cheque in favour of the applicants (at the applicant's risk) through the post within 14 days thereafter. In all cases, interest earned on monies in the separate bank account will be retained for the benefit of the Company.

By completing and delivering an Application Form, you (as the applicant(s)):

(a) agree that all applications, and contracts resulting therefrom, under the Open Offer shall be governed by, and construed in accordance with, English law; and

(b) confirm that in making the application you are not relying on any information or representation other than those contained in this document and you accordingly agree that no person responsible solely or jointly for this document or any part thereof or involved in the preparation thereof shall have any liability for any such information or representation not contained in this document.

The Company or its agents may withhold definitive share certificates or registration into CREST pending clearance of any cheque or banker's draft. No interest will be allowed on payments made before they are due.

If you do not wish to apply for any of the Open Offer Shares, you should not complete and return the Application Form. Shareholders are nevertheless requested to complete and return the enclosed Form of Proxy for use at the Extraordinary General Meeting to be held at 10.00 a.m. on 4 May 2005.

If you are in any doubt about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Queries relating to the procedure for application and payment under the Open Offer should be addressed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU on telephone number 0870 162 3121 or, if calling from outside the UK, on +44 20 8639 2157. No investment advice will be provided by Capita Registrars.

5. Money Laundering Regulations 2003

It is a term of the Open Offer that to ensure compliance with the Money Laundering Regulations 2003 (the "**Money Laundering Regulations**"), the Receiving Agent may require to verify the identity of the person by whom or on whose behalf an Application Form is lodged with payment (which requirements are referred to below as the "**verification of identity requirements**").

The person(s) (the "**applicant**") who, by lodging an Application Form with payment, and in accordance with the other terms as described above, accept(s) the Open Offer in respect of the New Ordinary Shares (the "**relevant shares**") comprised in such Application Form shall thereby be deemed to agree to provide the Receiving Agent and/or the Company with such information and other evidence as they or either of them may require to satisfy the verification of identity requirements.

If the Receiving Agent, having (where time allows) consulted with Canaccord and the Company and having taken into account its comments and requests, by 3.00 p.m. on 3 May 2005 determines that the verification of identity requirements apply to any applicant or application, and the verification of identity requirements have not been satisfied (which the Receiving Agent shall in its absolute discretion determine), the Company may, in its absolute discretion, and without prejudice to any other rights of the Company, treat the application as invalid or may confirm the allotment of the relevant shares to the applicant but (notwithstanding any other term of the Open Offer) the relevant shares will not be issued to the applicant unless and until the verification of identity requirements have been satisfied in respect of that application (which the Receiving Agent shall in its absolute discretion determine).

If the application is not treated as invalid and the verification of identity requirements are not satisfied within such period, being not less than seven days after a request for evidence of identity is despatched to the applicant, the Company will be entitled to make arrangements (in its absolute discretion as to manner, timing and terms) to sell the relevant shares (and for that purpose the Company will be expressly authorised to act as agent of the applicant). Any proceeds of sale (net of expenses) of the relevant shares which shall be issued to and registered in the name of the purchaser(s) or an amount equivalent to the original payment, whichever is the lower, will be held by the Company on trust for the applicant, subject to the requirements of the Money Laundering Regulations. The Receiving Agent is entitled, in its absolute discretion, to determine whether the verification of identity requirements apply to any applicant or application and whether such requirements have been satisfied. Neither the Company nor the Receiving Agent will be liable to any person for any loss or damage suffered or incurred (or alleged), directly or indirectly, as a result of the exercise of any such discretion or as a result of any sale of relevant shares.

Submission of an Application Form with the appropriate remittance will constitute a warranty from the applicant that the Money Laundering Regulations will not be breached by application of such remittance.

If the verification of identity requirements apply, failure to provide the necessary evidence of identity within a reasonable time may result in your application being treated as invalid or in delays in the despatch of share certificates or in crediting CREST stock accounts.

The verification of identity requirements will not usually apply:

(a) if the applicant is an organisation required to comply with the Money Laundering Directive (the Council Directive on the prevention of the use of the financial system for the purpose of money laundering (no. 91/308/EEC)); or

(b) if the applicant is a regulated United Kingdom broker or intermediary acting as agent and is itself subject to the Money Laundering Regulations; or

(c) if the applicant (not being an applicant who delivers his application in person) makes payment by way of a cheque drawn on an account in the name of such applicant; or

(d) if the aggregate subscription price for the relevant shares is less than €15,000 (or its equivalent, being approximately £10,470).

In other cases the verification of identity requirements may apply. The following guidance is provided in order to assist in satisfying the verification of identity requirements and to reduce the likelihood of difficulties or delays and potential rejection of an application (but does not limit the right of the Receiving Agent to require verification of identity as stated above). Satisfaction of the verification of identity requirements may be facilitated in the following ways:

(i) if payment is made by building society cheque (not being a cheque drawn on an account of the applicant) or banker's draft, by the building society or bank endorsing on the cheque or draft the applicant's name and the number of an account held in the applicant's name at such building society or bank, such endorsement being validated by a stamp and an authorised signature; or

(ii) if payment is not made by a cheque drawn on an account in the name of the applicant and (i) above does not apply, the applicant should enclose with his Application Form evidence of his name and separate evidence of his address from an appropriate third party, for example, a recent bill from a gas, electricity or telephone company, and a bank statement, in each case bearing the applicant's name and address (originals of such documents (not copies) are required; such documents will be returned in due course); or

(iii) if the Application Form is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti- money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Argentina, Australia, Brazil, Canada, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, Russian Federation, Singapore, South Africa, Switzerland, Turkey, the United States of America and, by virtue of their membership of the Gulf Co-operation Council, Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates), the agent should provide written confirmation that it has that status with the Application Form and written assurance that it has obtained and recorded evidence of the identity of the persons for whom it acts and that it will on demand make such evidence available to the Receiving Agent or the relevant authority.

In order to confirm the acceptability of any written assurance referred to in (iii) above or any other case, the applicant should contact the Receiving Agent.

If any Application Form(s) is/are in respect of relevant shares with an aggregate subscription price of £10,470 or more and is/are lodged by hand by the applicant in person, he should ensure that he has with him evidence of identity bearing his photograph (for example, his passport) and evidence of his address.

6. Overseas Shareholders

6.1 *General*

The making of the Open Offer to persons resident in, or who are citizens of, or which are corporations, partnerships or other entities created or organised under the laws of countries other than the United Kingdom, or to persons who are nominees of, or custodian trustees or guardians for citizens, residents or nationals of such countries may be affected by the laws of the relevant jurisdiction. Such persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights. It is the responsibility of all persons or entities resident outside the United Kingdom receiving this document and/or an Application Form and wishing to make an application for New Ordinary Shares under the Open Offer to satisfy themselves as to full observance of the laws of the relevant territory, including obtaining all necessary governmental or other consents which may be required, observing all other requisite formalities needing to be observed and paying any issue, transfer or other taxes due in such territory.

No person receiving a copy of this document and/or an Application Form in any territory other than the United Kingdom may treat the same as constituting an offer or invitation to him, nor should he in any event use an Application Form, unless in the relevant territory such an invitation or offer can lawfully be made to him and the Application Form can lawfully be used without contravention of any unfulfilled registration or other legal or regulatory requirements. In such circumstances, this document and/or any Application Form are to be treated as sent for information only.

The Company reserves the right, in its absolute discretion, to reject any Application Form which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if it believes or they believe that the same may violate applicable legal or regulatory requirements or if it provides an address for delivery of definitive share certificates for New Ordinary Shares in any jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates.

6.2 *United States and Canada*

The New Ordinary Shares have not been and will not be registered under the Securities Act or under the securities laws of any state of the United States and the relevant clearances have not been and will not be obtained from the securities commission of any province or territory of Canada. Accordingly, subject to certain exceptions, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, within the United States or Canada or to or for the benefit of a North American Person. The making of an application under the Open Offer will constitute a representation and warranty that the applicant is not a North American Person and is not applying on behalf of a North American Person or with a view to the re-offer, re-sale, transfer or delivery of the New Ordinary Shares, directly or indirectly, in the United States or Canada or to a North American Person.

Accordingly, subject to certain exceptions, the Open Offer is not being made in or into the United States or Canada.

Also, subject to these exceptions, neither this document nor the Application Form will be sent to Qualifying Shareholders with registered addresses in the United States or Canada. Until 40 days after the commencement of the Open Offer, any offer, sale or transfer of New Ordinary Shares within the United States by any dealer (whether or not participating in the Open Offer) may violate the registration requirements of the Securities Act.

For the purpose of this document and the Application Form, "**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia, "**Canada**" means Canada, its territories and possessions and all other areas subject to its jurisdiction and "**North American Person**" means any person who is a resident of the United States or Canada (including corporations, partnerships or other entities created or organised in or under the laws of the United States or Canada or any estate or trust which is subject to United States federal or Canadian income taxation regardless of the source of its income).

6.3 *Australia*

No prospectus in relation to New Ordinary Shares has been lodged with, or registered by, the Australian Securities Commission. A person may not:

(a) directly or indirectly offer for subscription or purchase, or issue an invitation to subscribe for or buy or sell New Ordinary Shares; or

(b) distribute any draft or definitive document in relation to any such offer, invitation or sale,

in the Commonwealth of Australia, its territories or possessions ("**Australia**") or to any resident of Australia (including corporations and other entities organised under the laws of Australia but not including a permanent establishment of such corporation or entity located outside Australia).

No offer of New Ordinary Shares is being made under this document in Australia and neither this document nor the Application Form is being sent to shareholders with registered addresses in Australia.

6.4 *Republic of Ireland*

As a result of regulations in the Republic of Ireland, the Open Offer may not be accepted by shareholders resident in the Republic of Ireland. The Application Form will not be circulated in the Republic of Ireland. Application Forms sent from or postmarked in the Republic of Ireland will be deemed invalid and the Company will not be bound to allot or issue New Ordinary Shares to any

shareholder or any other person with an address in the Republic of Ireland. Accordingly, neither this document nor the Application Form is being sent to such shareholders.

6.5 *Japan*

As a result of regulations in Japan, the Open Offer may not be accepted by shareholders resident in Japan. The Application Form will not be circulated in Japan. Application Forms sent from or postmarked in Japan will be deemed invalid and the company will not be bound to allot or issue New Ordinary Shares to any shareholder or any other person with an address in Japan. Accordingly, neither this document nor the Application Form is being sent to such shareholders.

6.6 *Representation and warranty*

Application on an Application Form will constitute a representation and warranty that, amongst other things, the applicant is not a Shareholder with a registered or mailing address in North America, the Republic of Ireland, Australia or Japan, nor is the applicant applying for Open Offer Shares for the account of any person, or with a view to re-offering, selling, transferring or delivering such securities in any of those territories or possessions and otherwise that the applicant has fully observed the laws and any regulatory requirements of any relevant jurisdiction.

However, the Company and, on its behalf, Canaccord (in their discretion) reserve the right to make the Open Offer Shares available to Overseas Shareholders under the Open Offer or to overseas persons under the Placing (notwithstanding any statement contained in this document) if they are advised to their satisfaction that any such Overseas Shareholder or overseas person can properly and lawfully accept the invitation comprised in the Open Offer or participate in the Placing (as the case may be). The Company and Canaccord reserve, without limitation, the right to treat an application on an Application Form as invalid if they believe the application may violate applicable legal or regulatory requirements.

7. ADS Holders

Holders of the Company's ADSs will not be eligible to participate in the Open Offer. In addition, from the date of this Prospectus through the 40th day thereafter (which is 18 May 2005), The Bank of New York, as depositary for the Company's ADR facility, will not accept deposits of any Ordinary Shares in the facility.

8. United Kingdom Taxation

Information regarding United Kingdom taxation in respect of the New Ordinary Shares and the Open Offer is set out in paragraph 8 of part 6 of this document. **If you are in any doubt about your tax position or are subject to a tax in a jurisdiction other than the United Kingdom, you should consult your professional adviser without delay.**

9. CREST

Although the Open Offer will be processed outside CREST for the purposes of calculating entitlements on the Record Date, shareholdings held in uncertificated form and certificated form will be treated independently.

Qualifying Shareholders who hold their Ordinary Shares in certificated form will be allotted Open Offer Shares in certificated form to the extent that their entitlement to Open Offer Shares arises as a result of holding Ordinary Shares in certificated form on the Record Date. Qualifying Shareholders who hold their Ordinary Shares in uncertificated form will be allotted Open Offer Shares in uncertificated form to the extent that their entitlement to Open Offer Shares arises as a result of holding Ordinary Shares in uncertificated form on the Record Date.

Notwithstanding any other provision of this document, the Company reserves the right to allot and/or issue any Open Offer Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST, or any part of CREST, or on the part of the facilities and/or system, operated by the Receiving Agent, in connection with CREST. The right may also be exercised if the correct details (such as CREST Member Account ID and CREST Participant ID details) are

not provided in Box 11 as requested on the Application Form. Qualifying Shareholders who hold their Ordinary Shares in uncertificated form who are CREST Sponsored Members should refer to their CREST Sponsors regarding the actions to be taken in connection with this document and the Open Offer.

10. Listing, Settlement and Dealings

Applications have been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the same to be admitted to trading on its market for listed securities subject to the fulfilment of the conditions of the Open Offer. It is expected that admission of the New Ordinary Shares to the Official List and to trading will become effective and that dealings therein for normal settlement will commence on 5 May 2005.

All Open Offer Shares to be issued pursuant to the Open Offer in uncertificated form are expected to be credited to the appropriate CREST stock accounts on 5 May 2005, unless the Company exercises its right to issue such Open Offer Shares in certificated form. Subject as aforesaid, definitive certificates in respect of the Open Offer Shares to be issued in certificated form are expected to be despatched by first class post, at the risk of the person entitled thereto, and in the case of joint holders to the holder whose name stands first in the register in respect of the joint holding concerned, by 12 May 2005 and, pending such despatch, transfers will be certified against the register. No temporary documents of title will be issued and, pending such despatch, transfers will be certified against the share register.

Qualifying Shareholders who hold their Ordinary Shares in uncertificated form should note that they will not be sent any confirmation of the credit of the Open Offer Shares to their CREST stock accounts nor any other written communication by the Company in respect of the issue of the Open Offer Shares.

The Existing Ordinary Shares are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the Open Offer Shares. It is expected that all the Open Offer Shares, when issued and fully paid, may be held and transferred by means of CREST.

11. Other Information

You should note that Canaccord is acting for the Company and no one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Canaccord nor for providing advice in relation to the Placing and Open Offer.

Your attention is drawn to the letter from your Chairman which is set out in part 1 of this document which contains, amongst other things, information on the reasons for the Placing, and the Open Offer, to the further information set out in parts 2, 4, 5 and 6 of this document and to the terms and conditions set out in the accompanying Application Form.

Yours faithfully

Canaccord Capital (Europe) Limited

PART 4

RISK FACTORS

1. History of Losses

Phytopharm is a pharmaceutical company that has a history of operating losses. These losses have arisen from the costs incurred in research and development of Phytopharm products and general administrative costs. In order to support the research and development of the Company's product candidates, the Company plans to incur expenses considerably in excess of revenue thereby incurring operating losses for a number of years and no assurance can be given that the operations of the Company will become profitable. To date the Company has generated revenues through licence fees, milestone payments and development funding from its partners. The Company may not develop any additional products and any other products it may develop may not generate revenues.

2. Fluctuations in Operating Results

Even if the Company can achieve the level of income required, the nature of the income is likely to mean that the Company will continue to experience uneven cash flows. As a result the Phytopharm Directors believe that period-to-period comparisons of results are not necessarily meaningful and results of operations in prior periods should not be relied upon as an indication of future performance. Any future deviations in results of operations from the results expected by securities analysts or investors could have a material adverse effect on the market price of the Ordinary Shares.

3. Requirements for Additional Funds

As with other companies operating in the pharmaceutical sector which do not generate revenues derived from product sales, the Company is dependent on alternative sources of financing in order to progress the development of its portfolio of candidate products according to its current business strategy. These sources of financing may include payments from new and existing licensing partners in respect of candidate products and funds secured through the issue of new shares to investors. If the Company were to fail to attract further funding on acceptable terms, then this would significantly impact on the Company's ability to progress the development of its candidate product portfolio and the Directors would need to consider alternative courses of action, such as out-licensing the Company's product candidates at their current stages of development. The Directors believe that this would be possible, but they consider that this course of action would not maximise shareholder value.

The Company might seek to raise any funds it needs through the issue of further equity. If the Company obtains funds through a bank credit facility or through the issuance of debt securities or preferred shares, such indebtedness or preferred shares would have rights senior to the rights of holders of Ordinary Shares, and the terms could impose restrictions on the Company's operations. If the Company raises additional funds by issuing equity securities, further dilution to shareholders might result.

4. Dividends

Phytopharm has not paid dividends in the past and the Phytopharm Directors do not expect that dividends will be paid in the foreseeable future. The declaration and payment by Phytopharm of any dividends in the future and the amount of any future dividends will depend upon Phytopharm's results of operations, financial condition, cash requirements, future prospects, profits available for distribution and other factors deemed by the Phytopharm Directors and/or Shareholders to be relevant at the time. Before the Company can pay dividends, it will need to have profits available for distribution determined in accordance with the Act.

5. Attraction and Retention of Key Employees

The loss of key employees could weaken Phytopharm's scientific and management capabilities, resulting in delays in the development of its products and impacting negatively on Phytopharm's business. Phytopharm

is significantly dependent on certain scientific and management personnel. Although the Company has entered into employment arrangements with each of the Company's key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Pharmaceutical and biotechnology companies such as Phytopharm are highly dependent on employees who have an in-depth and long-term understanding of their companies' technologies, products, programs, collaborative relationships and strategic goals. The loss of these key employees and the Company's inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Company.

6. Development of the Company's Product Candidates

Development of product candidates involves a lengthy and complex process. Any product candidate that the Company seeks to offer commercially to the public must be put through extensive research, development and pre-clinical and clinical testing which will be costly to the Company. On average it takes between 10 and 15 years, at an average total cost exceeding $800 million, to develop a candidate pharmaceutical product from initial pre-clinical studies to sale of the approved pharmaceutical product (Source: International Federation of Pharmaceutical Manufacturers and Associations). In addition, the Company or its partners will need to obtain regulatory approvals to conduct clinical trials and manufacture products before they can be marketed. Results of pre-clinical studies are not necessarily indicative of results that may be obtained in clinical trials and results in early clinical trials may be different from those obtained in long-term testing or in general use. Adverse or inconclusive results from pre-clinical testing or clinical trials may substantially delay, or halt entirely, the development of products.

The Company may fail to successfully develop a product candidate for many reasons, including:

- the failure to establish or maintain any collaborative third party agreements to support product development;
- the failure to produce a promising compound in sufficient quantities to conduct clinical trials or to manufacture the product at commercially acceptable quantities and prices;
- the failure of the product in pre-clinical studies;
- the inability of clinical trials to demonstrate that the product is safe and effective in humans; or
- the failure to obtain required regulatory approvals.

The Company's limited history of successful product development and launch makes it difficult for an investor to evaluate the Company's business and prospects. The Company's product pipeline may not result in any meaningful benefits to the Company. In addition, because the number of product candidates to which the Company can devote development effort is limited by the availability of financial and scientific resources, the Company is exposed to the risk that the delay or failure of individual product development programs will adversely affect the content and delivery over time of the Company's product development pipeline.

In addition, the pharmaceutical industry is highly competitive and rapidly evolving, with significant developments expected to continue at rapid pace. Several competitor companies are engaged in the research and development of therapeutic products that may compete with the Company's products. These competitor companies may have significantly greater research and development, regulatory compliance, manufacturing, marketing, financial and managerial resources than the Company and there is no assurance that competitors will not succeed in developing technologies and products that are more effective or economical than any of those being developed by the Company or which would render the Company's technologies and/or products obsolete and/or otherwise uncompetitive. Competitors that are able to complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before the Company may obtain a significant competitive advantage. There is also no assurance that the Company will be able to keep pace with technological developments.

7. Commercial Success of the Company's Product Candidates

The Company's success depends on acceptance of the Company's products by the market, including physicians and third-party payers, and consequently the Company's progress may be adversely affected if it is unable to achieve market acceptance of its products. Factors that may affect the rate and level of market acceptance of any of the Company's products include:

- the existence or entry onto the market of superior competing products or therapies;
- the price of the Company's products compared to competing products;
- public perception regarding the safety, efficacy and benefits of the Company's products compared to competing products or therapies;
- the effectiveness of the Company's sales and marketing efforts and those of the Company's marketing partners;
- regulatory developments related to manufacturing or use of the Company's products;
- the willingness of physicians to adopt a new treatment regimen; and
- publicity concerning the product type in general.

8. Regulation and Competition

Even if the Company receives regulatory approval to sell any of its products, the MHRA, FDA, or comparable foreign regulatory agencies could require the Company to conduct post-marketing trials or could prevent the Company from using the labelling claims which the Company would like to use to promote its products. The regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Company fails to comply with regulatory requirements, the regulators could:

- impose fines against the Company;
- impose restrictions on the product, its manufacturer, or the Company;
- require the Company to recall or remove a product from the market;
- suspend or withdraw its regulatory approvals;
- require the Company to conduct additional clinical trials;
- require the Company to change its product labelling; or
- require the Company to submit additional marketing applications.

If any of these events occur, the Company's ability to sell its products will be impaired and the Company may incur substantial additional expense to comply with the regulatory requirements. In addition, in certain countries, even after regulatory approval, the Company is still required to obtain price reimbursement approval. This may delay the marketing of the Company's products or, when approval cannot be obtained, mean that the product cannot be sold at all.

The Company's competitors in the biotechnology and pharmaceutical industries may have superior research and development capabilities, products, manufacturing capability or marketing expertise. Many of the Company's competitors have significantly greater financial and human resources and may have more experience in research and development. As a result, the Company's competitors may develop safer or more effective products, implement more effective sales and marketing programs or be able to establish superior proprietary positions. In addition, the Company anticipates that it will face increased competition in the future as new companies enter the Company's markets and alternative products and technologies become available.

The Company's products under development are expected to address a broad range of markets. The Company's competitive position will be determined in part by the potential indications for which the Company's products are developed and ultimately approved by regulatory authorities. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area may be at a significant competitive advantage relative to late entrants to the market. Accordingly, the relative speed with which the Company or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

The Company's competitors are developing products that could compete with the product candidates the Company is developing. The Company and its collaborators will need to persuade patients and physicians to adopt its products over its competitors' products.

9. Technological Changes

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Company's products or make them obsolete. Research and discoveries by others may result in medical insights or breakthroughs which render the Company's product candidates less competitive or even obsolete before they generate revenue.

10. Pharmaceutical Pricing

The Company may be adversely affected by third-party reimbursement and healthcare cost containment initiatives. A significant portion of the Company's future revenue is likely to depend on payments by third-party payers, including government health administration authorities and private health insurers. The Company may not be able to sell its products profitably if reimbursement from these sources is unavailable or limited. Third-party payers are increasingly attempting to contain healthcare costs through measures that are likely to impact the products the Company is developing, including:

- challenging the prices charged for healthcare products, by limiting both coverage and amount of reimbursement for new therapeutic products, and by denying or limiting coverage for products that are approved by the regulatory agencies but are considered experimental by third-party payers; and
- refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval.

11. Protection of Intellectual Property

The Company's success depends in part on its ability to obtain and maintain protection for its inventions and proprietary information, so that it can stop others from making, using or selling its inventions or proprietary rights. The Company owns a portfolio of patents and patent applications and is the authorised licensee of other patents. There is a significant delay between the time of filing of a patent application and the time its contents are made public, and others may have filed patent applications for subject matter covered by the Company's pending patent applications without the Company being aware of those applications. The Company's patent applications may not have priority over patent applications of others and its pending patent applications may not result in issued patents. Even if the Company obtains patents, they may not be valid or enforceable against others. Moreover, even if the Company receives patent protection for some or all of its products, those patents may not give the Company an advantage over competitors with similar products.

To develop and maintain its competitive position, the Company also relies on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation, which it protects with security measures it considers to be reasonable, including confidentiality agreements with its collaborators, consultants and employees. The Company may not have adequate remedies if these agreements are breached and the Company's competitors may independently develop any of this proprietary information.

If the Company fails to obtain adequate protection for its intellectual property, the Company's competitors may be able to take advantage of the Company's research and development efforts. The Company's success

will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies in general and, in particular, products and processes. The Company may not be able to obtain patent protection for the composition of matter of discovered compounds, processes developed by its employees or medical uses of compounds discovered through its technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The Company's patent position is therefore uncertain and involves complex legal and factual issues.

12. Potential Litigation

The Company may have to initiate litigation to enforce its patent and license rights. If the Company's competitors file patent applications that claim technology also claimed by the Company, the Company may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Company to significant liabilities and require the Company either to cease using a technology or to pay license fees.

The Company could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Company's favour. Some of the Company's competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Company can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have a material adverse effect on the Company's ability to bring a product candidate to market, enter into collaborations in respect of the disputed or other product candidates, or raise additional funds.

13. Dependence on Certain Collaborators and Contractors

The Company's success is dependent on its collaborators and contractors. The Company's collaborators have substantial responsibility for some of the development and commercialisation of the Company's product candidates. Certain of the Company's collaborators also have significant discretion over the resources they devote to these efforts. The Company's success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. The development and future sales and marketing of products utilising the *Hoodia gordonii* extract is controlled by Unilever. To a certain extent, the development and future sales and marketing of PYM50028 (Cogane™), Phytopharm's candidate product for the treatment of Alzheimer's disease, had been reliant on Yamanouchi which had a licensing agreement covering Japan and some other Asian countries. As disclosed in Part I of this document, the Company received confirmation on 28 March 2005 of Yamanouchi's intention to terminate the licensing agreement. The Company accepted this decision and the termination took place with immediate effect. Accordingly, future revenue from PYM50028 will be contingent on the Company entering into a licensing agreement with another third party. There can be no assurance that the Company will identify such a third party or be able to enter into another licensing agreement on terms that it considers commercially reasonable.

The Company's business will rely significantly on strategic partners. If the relationship with any one of these partners is adversely affected, the Company's results of operations may be adversely impacted. In addition, the Company will be unable to provide all of its research, development, manufacturing, marketing or sales needs and so the Company will depend on contractors providing such services and upon the effort and skill of the companies providing those services.

The Company cannot guarantee that:

- existing collaborative arrangements or license agreements will be maintained;
- existing collaborators will not seek to renegotiate the terms of existing collaborative arrangements;
- any new collaborative arrangements or license agreements will be on favourable terms; or
- any collaborative arrangements or license agreements will prove successful.

The Company and its commercial partners have in the past, and may in the future, seek to renegotiate the terms of their agreements.

If the Company is unable to continue with any of the existing collaborations and, following negotiations with the relevant partners, terminates a collaboration, no assurance can be given that this will not have a negative impact on the reputation of the Company or its ability to secure additional collaborations in the future. For example, the relevant partner (such as Unilever and Yamanouchi) after reviewing data generated out of clinical trials, supporting safety studies or manufacturing trials may have the view that it is no longer viable to commercialise the product in particular territories.

The Company currently depends on single sources of supply for components which it needs to conduct its research activities and for some of the raw materials used to manufacture PYM50028, Phytopica™ and Zanthofen™. These suppliers may be unwilling or unable to meet the Company's future needs. Replacing one of these suppliers or finding additional suppliers could take a long time. For example, if circumstances required the Company to locate an alternative supplier for the raw materials or an alternative secondary manufacturer, then the manufacture and delivery to the marketplace of PYM50028 could be interrupted. Similarly, if the Company had to interrupt its research programs in order to locate an alternative supplier of essential components, the Company could be forced to delay pre-clinical or clinical trails. Any of these events would adversely affect the Company's programs and projected revenues.

Phytopharm's other suppliers are not subject to long-term supply agreements and commitments are made with suppliers as supplies and/or services are required. These short term agreements are in the form of formal purchase orders under a master services agreement. There can be no assurance that these suppliers will be able to satisfy the Company's requirements when orders are placed and, if not, whether alternate suppliers would be found without delay or additional cost.

In order to mitigate the potential losses that may be incurred as a result of adverse events at any of its suppliers' and manufacturers' premises, or during the transportation of supplies and products, Phytopharm has put in place supply chain insurance. Although the Company believes that this cover will reimburse Phytopharm for losses incurred and the cost of any delay in most circumstances, there can be no assurances that the level of coverage will be adequate. The extent of this cover is reviewed periodically by Phytopharm and its specialist insurance advisors.

14. Share Price Volatility

Ordinary Shares may fluctuate in value substantially. The market price for Existing Ordinary Shares and the securities of other emerging biotechnology companies have been volatile. Factors that could significantly impact the market price of the Company's shares in the future other than those described elsewhere in this document include:

- development and sales of PYM50028;
- announcements concerning research activities, technological innovations, clinical trials or financial results by the Company or its competitors;
- initiation or termination of collaborations or disputes related to collaborations by the Company or its partners;
- governmental regulatory initiatives;
- the MHRA, FDA or EMEA approving or denying new product applications;
- patent or proprietary rights developments;
- public concern as to the safety or ethical implications of biotechnology products;
- sales of substantial amounts of the Company's shares by existing shareholders;
- price and volume fluctuations in the stock market at large that do not relate to the Company's operating performance;

- changes in financial estimates by securities analysts, comments by securities analysts, or the Company's failure to meet analysts' expectations;
- actual or anticipated variations in periodic operating results;
- new products or services introduced or announced by the Company or its competitors;
- changes in the market valuations of other similar companies;
- announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and
- additions or departures of key personnel.

15. Government Regulation

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the US, Europe and Asia and by regulatory agencies in other countries where the Company intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of products and also review the quality, safety and effectiveness of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

Government regulation imposes significant costs and restrictions on the development of pharmaceutical products for human use, including those the Company is developing. The development, clinical evaluation, manufacture and marketing of the Company's products and ongoing research and development activities are subject to regulation by governments and regulatory agencies in all territories within which the Company intends to manufacture and market its products (whether itself or through a partner). No assurance can be given that any of the Company's products will successfully complete the clinical trial process or that regulatory approvals to manufacture and market these products will ultimately be obtained.

The time taken to obtain regulatory approval varies among countries and no assurance can be given that any of the Company's products will be approved in any country within the time envisaged, or at all. This may result in a delay to, or make impossible, the commercialisation of its products. Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product's indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country's authority.

If regulatory approval is obtained, the product and its manufacture will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale, manufacture or use, including withdrawal of the product from the market, or may otherwise have an adverse effect on the Company's business.

16. Insurance

The Company's business exposes it to potential product liability, professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. No assurance can be given that product liability, clinical trials or any future necessary insurance cover will be available to the Company at an acceptable cost, if at all, or that, if there is any claim, the level of the insurance the Company carries now or in the future will be adequate or that a product liability, professional indemnity or other claim would not materially and adversely affect the Company's business. In addition, it may be necessary for the Company to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Company's insurance coverage may not be adequate.

17. General Litigation

The Company in carrying out its activities will potentially face contractual and statutory claims, or other types of claims. In addition, the Company is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of medicinal products. Consumers, healthcare producers or persons selling products based on the Company's technology may be able to bring claims against the Company based on the use of such products in clinical trials and the sale of products based on the Company's technology.

18. The Company may be affected by Special Interest Groups and Adverse Public Opinion

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. The Company arranges for such work either directly or through its collaborators. Such work can be subject to adverse public opinion and has attracted the attention of special interest groups, including those of animal rights activists. There can be no assurance that such groups will not, in the future, focus on the Company's activities or those of its licensees or collaborators, or that any such public opinion would not adversely affect the Company's operations or the development, manufacture, marketing or sale of its products.

The pharmaceutical industry is frequently subject to adverse publicity on many topics, including corporate governance or accounting issues, product recalls and research and discovery methods, as well as to political controversy over the impact of novel techniques and therapies on humans, animals and the environment. Adverse publicity about the Company, its collaborators, its products, or any other part of the industry may damage the Company's public image, which could harm its operations, cause its share price to decrease or impair its ability to gain market acceptance for its products.

PART 5

FINANCIAL INFORMATION ON PHYTOPHARM

INTRODUCTION

The financial information contained in pages 41 to 73 of this Part 5 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (the "Act"). The financial information for the years ended 31 August 2002, 31 August 2003 and 31 August 2004 has been extracted, without material adjustment, from the audited statutory consolidated accounts of Phytopharm plc for those years.

Copies of the statutory consolidated accounts for each of the three financial years ended 31 August 2004 have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

The financial information contained in this Part 5 relating to the emoluments and interests of the Directors has been extracted without material adjustment from the reports on remuneration presented within the Phytopharm annual reports for each of the three financial years ended 31 August 2004.

PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of Abacus House, Castle Park, Cambridge CB3 0AN made a report under section 235 of the Act in respect of the statutory consolidated accounts for the year ended 31 August 2002. This report was unqualified and did not contain a statement under section 237(2) or (3) of the Act. Furthermore, PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, of Abacus House, Castle Park, Cambridge CB3 0AN made a report under section 235 of the Act in respect of the statutory consolidated accounts for the years ended 31 August 2003 and 31 August 2004. Such reports were unqualified and did not contain a statement under section 237(2) or (3) of the Act.

Consolidated profit and loss account for the year ended 31 August

	Notes	2004 £	2003 £	2002 £
Turnover	2	1,072,082	2,426,654	2,714,486
Cost of sales		(10,136)	–	–
Gross profit		1,061,946	2,426,654	2,714,486
Net operating expenses	3	(8,057,945)	(8,380,956)	(7,026,901)
Operating loss		(6,995,999)	(5,954,302)	(4,312,415)
Interest receivable and similar income		239,235	277,336	477,949
Interest payable and similar charges	6	(312)	(4,451)	(3,960)
Loss on ordinary activities before taxation	7	(6,757,076)	(5,681,417)	(3,838,426)
Tax credit on loss on ordinary activities	8	530,946	378,099	553,908
Loss for the financial year	22	(6,226,130)	(5,303,318)	(3,284,518)
Basic and diluted loss per ordinary share (pence)	10	(15.3)	(13.7)	(8.5)

All activities relate to continuing operations. There are no recognised gains and losses, other than those included in the results above and accordingly no separate statement of total recognised gains and losses has been presented.

Reconciliation of movements in Group shareholders' funds for the year ended 31 August

		2004 £	2003 £	2002 £
Loss for the financial year	22	(6,226,130)	(5,303,318)	(3,284,518)
New share capital issued	20	6,519,929	84,060	477,644
Expenses of share issue		(154,035)	–	–
Share option compensation charge	5	55,400	31,470	–
Net increase/(decrease) in shareholders' funds		195,164	(5,187,788)	(2,806,874)
Opening shareholders' funds		5,096,884	10,284,672	13,091,546
Closing shareholders' funds		5,292,048	5,096,884	10,284,672

Consolidated balance sheet at 31 August

	Notes	2004 £	2003 £	2002 £
Fixed assets				
Tangible assets	11	177,817	161,925	240,975
		177,817	161,925	240,975
Current assets				
Stocks	13	350,534	42,751	–
Debtors: amounts falling due after one year	14	613,929	–	–
Debtors: amounts falling due within one year	14	977,837	1,094,549	2,843,394
Cash held on deposit as short term investments	15	5,237,452	5,131,552	8,831,259
Cash at bank and in hand		193,708	481,603	322,524
		7,373,460	6,750,455	11,997,177
Creditors: amounts falling due within one year	16	(2,259,229)	(1,815,496)	(1,953,480)
Net current assets		5,114,231	4,934,959	10,043,697
Total assets less current liabilities		5,292,048	5,096,884	10,284,672
Net assets		5,292,048	5,096,884	10,284,672
Capital and reserves				
Called up share capital	20	427,488	387,852	386,105
Share premium account	22	38,134,657	31,808,399	31,726,086
Merger reserve	22	(204,211)	(204,211)	(204,211)
Profit and loss account	22	(33,065,886)	(26,895,156)	(21,623,308)
Equity shareholders' funds		5,292,048	5,096,884	10,284,672

Consolidated cash flow statement for the year ended 31 August

	Notes	*2004* £	*2003* £	*2002* £
Net cash outflow from continuing operating activities	25	(6,826,047)	(3,938,176)	(5,361,587)
Returns on investments and servicing of finance				
Interest received		239,235	277,336	477,949
Interest paid on finance leases		–	(321)	(3,960)
Other interest paid		(312)	(4,130)	–
Net cash inflow from returns on investments and servicing of finance		238,923	272,885	473,989
Taxation				
UK corporation tax credit received		855,699	276,954	224,209
Foreign tax paid		(100,000)	(200,000)	–
Net cash inflow from taxation		755,699	76,954	224,209
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(117,110)	(85,547)	(140,421)
Sale of tangible fixed assets		14,575	57,467	13,167
Advances to suppliers		(613,929)	–	–
Net cash outflow for capital expenditure		(716,464)	(28,080)	(127,254)
Cash outflow before use of liquid resources and financing		(6,547,889)	(3,616,417)	(4,790,643)
Management of liquid resources				
(Increase)/decrease in cash held on short-term deposit	24	(105,900)	3,699,707	3,836,913
Financing				
Proceeds from exercise of share options		36,625	84,060	477,644
Proceeds from issue of share capital		6,483,304	–	–
Expenses of issue of share capital		(154,035)	–	–
Repayment of principal under finance leases		–	(8,271)	(55,515)
Net cash inflow from financing		6,365,894	75,789	422,129
(Decrease)/increase in cash	24	(287,895)	159,079	(531,601)

Reconciliation to net cash for the year ended 31 August

	2004 £	*2003* £	*2002* £
Cash at 1 September	481,603	322,524	854,125
(Decrease)/increase in cash	(287,895)	159,079	(531,601)
Cash at 31 August	193,708	481,603	322,524

Notes to the Financial Information

1. Accounting policies

This financial information has been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important Group accounting policies, which have been applied consistently and which the directors consider to be the most appropriate, is set out below. The financial information is prepared in accordance with the historical cost convention.

Basis of consolidation

The acquisition by the Company's subsidiary, Phytotech Limited (formerly Phytopharm Limited), of Phytodevelopments Limited on 21 March 1996 has been accounted for as a merger in the consolidated financial statements, and all transactions between the two companies have been eliminated.

On 3 April 1996 the Group structure was reorganised and a new holding company established by way of a share exchange. This has been accounted for as a merger in the consolidated accounts, and all transactions within the Group have been eliminated.

Share option compensation charge

Under the provisions of Urgent Issues Task Force (UITF) Abstract 17, "Employee Share Schemes", a charge has been made to the profit and loss account with a corresponding credit to reserves for the difference between the market value at the date of grant and the exercise price of the options granted. The effect of uncertainty as to whether any performance criteria will be met has been dealt with by estimating the number of shares that may in due course be issued. The charge has been spread over the period to which any performance criteria relate.

Financial instruments

The Group's financial instruments comprise cash and short term investments, trade debtors and trade creditors that arise directly from operations, advances to suppliers and finance leases.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost, together with any incidental expenses of acquisition.

Depreciation is calculated so as to write off the cost of tangible fixed assets, less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The principal rates used for this purpose are:

Plant and machinery	20 per cent.
Computer equipment	33 per cent.
Fixtures and fittings	20 per cent.
Motor vehicles	25 per cent.

Leasehold improvements are amortised over the length of the lease.

Investments

Fixed asset investments are shown at cost less provision for any impairment.

Research and development expenditure

Expenditure on research and development is written off as incurred.

1. Accounting policies (continued)

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Where fixed assets are financed by leasing agreements, which transfer to the company substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease term and the useful lives of equivalent owned assets.

Foreign currencies

Transactions denominated in foreign currencies are translated into sterling at actual rates of exchange ruling at the date of transaction. Monetary assets and liabilities expressed in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year. All foreign currency exchange differences are taken to the profit and loss account in the year in which they arise.

Turnover

Turnover, which excludes value added tax, represents the invoiced value of goods and services supplied net of certain promotional activity.

Amounts received or receivable in respect of research and development contracts, collaborative research agreements, licence fees or milestone payments are recognised as turnover when the licence rights are granted or the specific conditions stipulated in the agreements have been satisfied

Cost of sales and operating expenses

Cost of sales comprises the proportion of milestone and royalty income earned by the Group and due to third parties under licence agreements and the direct cost of goods sold including distribution costs. All research and development costs, whether funded by third parties under licence and development agreements or not, are included within operating expenses and classified as research and development costs.

Deferred taxation

Provision is made for deferred tax liabilities and assets, using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with Financial Reporting Standard (FRS) 19 "Deferred Tax". Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Pension costs

The Group contributes a percentage of employees' gross salary costs to defined contribution money purchase schemes. Employees may opt out of the State scheme if they wish. The pension costs charged against profit represent the amount of contributions payable to the pension schemes in respect of the accounting period.

The Group provides no other post retirement benefits to its employees.

1. Accounting policies (continued)

Provisions

In accordance with the provisions of Urgent Issues Task Force Abstract (UITF) 25 ("National Insurance Contributions on Share options"), a provision is made based on the current employer's National Insurance rate applied to the difference between the market value of the shares under option and the option exercise price at the balance sheet date. The provision is charged to the profit and loss account over the period in which the share options vest.

Stock

Raw materials and finished goods are stated at the lower of cost and net realisable value. Costs represent direct materials and production overheads.

Short term investments

Bank deposits which are not repayable on demand without any penalty are treated as short term investments in accordance with FRS 1 (revised) "Cash flow statements". Movement in such investments is included under "management of liquid resources" in the cash flow statement.

2. Segmental analysis

	2004	*2003*	*2002*
	£	*£*	*£*
By business activity			
Licensing and development	1,052,360	2,426,654	2,714,486
Product sales	19,722	–	–
	1,072,082	2,426,654	2,714,486
Destination by geographical area			
United Kingdom	19,722	–	–
North America	–	420,000	2,714,486
Asia	1,052,360	2,006,654	–
	1,072,082	2,426,654	2,714,486

All the Group's turnover, loss before taxation and net assets arose in the United Kingdom.

Product sales commenced in the year ended 31 August 2004.

The result before tax and net assets of the product sales segment are not currently separable from those of the Group as a whole.

3. Cost of sales and other operating expenses

	2004	*2003*	*2002*
	£	*£*	*£*
Continuing operations			
Research and development	6,347,431	7,227,930	6,002,483
Administrative expenses	1,710,514	1,153,026	1,024,418
	8,057,945	8,380,956	7,026,901

4. Directors' emoluments and interests in share options

Directors' remuneration

The directors receive certain benefits in kind, principally a car, private medical insurance and permanent health insurance.

No director waived emoluments in respect of any of the three years ended 31 August 2004.

	2004				
	Salary & fees £	*Bonus* £	*Benefits* £	*Pension contributions* £	*Total* £
Executive					
Dr R P Dixey	173,475	–	8,395	13,454	195,324
Dr G W Chong	105,487	–	13,335	8,439	127,261
Dr D Rees	120,917	–	12,822	9,673	143,412
	399,879	–	34,552	31,566	465,997
Non-executive					
Mr G K G Stevens	30,000	–	–	–	30,000
Dr P M Whitney	20,000	–	–	–	20,000
Dr T H Flanagan	20,000	–	–	–	20,000
	70,000	–	–	–	70,000
Total	469,879	–	34,552	31,566	535,997

	2003				
	Salary & fees £	*Bonus* £	*Benefits* £	*Pension contributions* £	*Total* £
Executive					
Dr R P Dixey	160,925	–	12,341	12,874	186,140
Dr G W Chong*	14,624	–	51	1,170	15,845
Dr D Rees	111,833	–	11,613	8,947	132,393
Dr S C Loach**	92,894	–	24,785	5,831	123,510
	380,276	–	48,790	28,822	457,888
Non-executive					
Mr G K G Stevens	30,000	–	–	–	30,000
Dr P M Whitney	18,333	–	–	–	18,333
Dr T H Flanagan	18,333	–	–	–	18,333
	66,666	–	–	–	66,666
Total	446,942	–	48,790	28,822	524,554

* From 7 July 2003 to 31 August 2003

** From 1 September 2002 to 7 July 2003

Dr S C Loach received £20,000 as an ex gratia payment on leaving the Company, which is included under salary and fees, and a company car valued at £10,000 which was transferred to him on 7 July 2003 and has been included within benefits.

4. Directors' emoluments and interests in share options (continued)

	2002				
	Salary & fees	*Bonus*	*Benefits*	*Pension contributions*	*Total*
	£	£	£	£	£
Executive					
Dr R P Dixey	152,500	3,373	16,438	12,200	184,511
Dr S C Loach	81,179	1,796	16,555	6,494	106,024
Dr D Rees	98,896	2,024	10,014	7,912	118,846
Ms J E Allan*	77,563	1,574	27,048	3,255	109,440
	410,138	8,767	70,055	29,861	518,821
Non-executive					
Mr G K G Stevens	30,000	–	–	–	30,000
Dr P M Whitney	15,000	–	–	–	15,000
Dr T H Flanagan	15,000	–	–	–	15,000
	60,000	–	–	–	60,000
Total	470,138	8,767	70,055	29,861	578,821

* From 1 September 2001 to 5 April 2002.

Ms J E Allan received £36,875 as compensation for loss of office which is included under salary and fees, and a company car valued at £16,170 which was transferred to her on 5 April 2002 and which has been included within benefits.

The table below shows gains made by individual directors from the exercise of share options. The gains are calculated as at the exercise date, although the shares may have been retained.

			2002		
	2004	*2003*	*Number of options*	*Market value on exercise*	*Total*
	£	£		£	£
Ms J E Allan	–	–	77,489	5.45	337,295
Dr S C Loach	–	–	300,000	5.45	1,293,224
	–	–	377,489		1,630,519

4. Directors' emoluments and interests in share options (continued)

Interests in options

Details of the options over shares of the Company held by Directors at 31 August 2004, 2003 and 2002, all of which have been granted at no cost to the Directors, are set out below:

Interests in options at 31 August 2004

	Number of options							
	At 31 August 2003	*granted during the year*	*exercised in the year*	*At 31 August 2004*	*Note**	*Exercise price*	*Date from which exercisable*	*Expiry Date*
Dr R P Dixey	72,223	–	–	72,223	1b	45p	6 December 2000	5 December 2004
	72,222	–	–	72,222	2b	45p	6 December 2000	5 December 2004
	144,444	–	–	144,444	3	45p	6 December 2002	5 December 2004
	8,564	–	–	8,564	1b	£3.89	15 December 2002	14 December 2006
	8,563	–	–	8,563	2b	£3.89	15 December 2002	14 December 2006
	17,127	–	–	17,127	3	£3.89	15 December 2004	14 December 2006
	8,555	–	–	8,555	1b	£6.575	7 December 2003	6 December 2007
	8,555	–	–	8,555	2b	£6.575	7 December 2003	6 December 2007
	17,110	–	–	17,110	3	£6.575	7 December 2005	6 December 2007
	9,816	–	–	9,816	1b	£4.775	7 December 2004	6 December 2008
	9,817	–	–	9.817	2b	£4.775	7 December 2004	6 December 2008
	19,634	–	–	19,634	3	£4.775	7 December 2006	6 December 2008
	24,746	–	–	24,746	1b	£1.165	6 December 2005	5 December 2009
	24,745	–	–	24,745	2b	£1.165	6 December 2005	5 December 2009
	49,490	–	–	49,490	3	£1.165	6 December 2007	5 December 2009
	48,649	–	–	48.649	4b	£1.425	2 May 2006	1 May 2013
	–	14,435	–	14,435	4b	£2.125	9 December 2006	8 December 2013
	–	36,814	–	36,814	4c	£2.125	9 December 2006	8 December 2013
	–	20,000	–	20,000	4c	£1.85	5 May 2007	4 May 2014
	544,260	71,249	–	615,509				
Dr D D Rees	13,043	–	–	13,043	1a	£2.30	24 June 2002	23 June 2009
	6,957	–	–	6,957	1b	£2.30	24 June 2002	23 June 2006
	20,000	–	–	20,000	2b	£2.30	24 June 2002	23 June 2006
	40,000	–	–	40.000	3	£2.30	24 June 2004	23 June 2006
	10,000	–	–	10.000	1b	£3.89	15 December 2002	14 December 2006
	10,000	–	–	10,000	2b	£3.89	15 December 2002	14 December 2006
	20,000	–	–	20,000	3	£3.89	15 December 2004	14 December 2006
	5.704	–	–	5,704	1b	£6.575	7 December 2003	6 December 2007
	5,703	–	–	5,703	2b	£6.575	7 December 2003	6 December 2007
	11,406	–	–	11.406	3	£6.575	7 December 2005	6 December 2007
	7,500	–	–	7,500	1b	£4.60	2 August 2004	1 August 2008
	7,500	–	–	7,500	2b	£4.60	2 August 2004	1 August 2008
	15,000	–	–	15,000	3	£4.60	2 August 2006	1 August 2008
	13,215	–	–	13,215	1b	£4.775	21 May 2005	20 May 2009
	13,214	–	–	13,214	2b	£4.775	21 May 2005	20 May 2009
	26,430	–	–	26,430	3	£4.775	21 May 2007	20 May 2009
	33,342	–	–	33,342	4b	£1.425	2 May 2006	1 May 2013
	–	10,582	–	10,582	4b	£2.125	9 December 2006	8 December 2013
	–	51,722	–	51,722	4c	£2.125	9 December 2006	8 December 2013
	–	20,000	–	20,000	4c	£1.85	5 May 2007	4 May 2014
	259,014	82,304	–	341.318				
Dr G W Chong	60,808	–	–	60,808	4b	£2.30	2 May 2005	1 May 2013
	–	6,281	–	6,281	4b	£2.125	9 December 2006	8 December 2013
	–	28,843	–	28,843	4c	£2.125	9 December 2006	8 December 2013
	–	20,000	–	20,000	4c	£1.85	5 May 2007	4 May 2014
	60,808	55,124	–	115,932				
Total	864,082	208,677	–	1,072,759				

Note: references are included in note 21 to this financial information

4. Directors' emoluments and interests in share options (continued)

Interests in options at 31 August 2003

	Number of options									
	At 31 August 2002	*granted during the year*	*exercised in the year*	*lapsed during the year*	*on resig-nation*	*At 31 August 2003*	*Note**	*Exercise price*	*Date from which exercisable*	*Expiry Date*
Dr R P Dixey	126,600	–	–	126,600	–	–	3	£1.925	24 April 2001	23 April 2003
	72,223	–	–	–	–	72,223	1b	45p	6 December 2000	5 December 2004
	72,222	–	–	–	–	72,222	2b	45p	6 December 2000	5 December 2004
	144,444	–	–	–	–	144,444	3	45p	6 December 2002	5 December 2004
	8,564	–	–	–	–	8,564	1b	£3.89	15 December 2002	14 December 2006
	8,563	–	–	–	–	8,563	2b	£3.89	15 December 2002	14 December 2006
	17,127	–	–	–	–	17,127	3	£3.89	15 December 2004	14 December 2006
	8,555	–	–	–	–	8,555	1b	£6.575	7 December 2003	6 December 2007
	8,555	–	–	–	–	8,555	2b	£6.575	7 December 2003	6 December 2007
	17,110	–	–	–	–	17,110	3	£6.575	7 December 2005	6 December 2007
	9,816	–	–	–	–	9,816	1b	£4.775	7 December 2004	6 December 2008
	9,817	–	–	–	–	9,817	2b	£4.775	7 December 2004	6 December 2008
	19,634	–	–	–	–	19,634	3	£4.775	7 December 2006	6 December 2008
	–	24,746	–	–	–	24,746	1b	£1.165	6 December 2005	5 December 2009
	–	24,745	–	–	–	24,745	2b	£1.165	6 December 2005	5 December 2009
	–	49,490	–	–	–	49,490	3	£1.165	6 December 2007	5 December 2009
	–	48,649	–	–	–	48,649	4b	£1.425	2 May 2006	1 May 2013
	523,230	147,630	–	126,600	–	544,260				
Dr D D Rees	13,043	–	–	–	–	13,043	1a	£2.30	24 June 2002	23 June 2009
	6,957	–	–	–	–	6,957	1b	£2.30	24 June 2002	23 June 2006
	20,000	–	–	–	–	20,000	2b	£2.30	24 June 2002	23 June 2006
	40,000	–	–	–	–	40,000	3	£2.30	24 June 2004	23 June 2006
	10,000	–	–	–	–	10,000	1b	£3.89	15 December 2002	14 December 2006
	10,000	–	–	–	–	10,000	2b	£3.89	15 December 2002	14 December 2006
	20,000	–	–	–	–	20,000	3	£3.89	15 December 2004	14 December 2006
	5,704	–	–	–	–	5,704	1b	£6.575	7 December 2003	6 December 2007
	5,703	–	–	–	–	5,703	2b	£6.575	7 December 2003	6 December 2007
	11,406	–	–	–	–	11,406	3	£6.575	7 December 2005	6 December 2007
	7,500	–	–	–	–	7,500	1b	£4.60	2 August 2004	1 August 2008
	7,500	–	–	–	–	7,500	2b	£4.60	2 August 2004	1 August 2008
	15,000	–	–	–	–	15,000	3	£4.60	2 August 2006	1 August 2008
	13,215	–	–	–	–	13,215	1b	£4.775	21 May 2005	20 May 2009
	13,214	–	–	–	–	13,214	2b	£4.775	21 May 2005	20 May 2009
	26,430	–	–	–	–	26,430	3	£4.775	21 May 2007	20 May 2009
	–	33,342	–	–	–	33,342	4b	£1.425	2 May 2006	1 May 2013
	225,672	33,342	–	–	–	259,014				
Dr G W Chong	–	60,808	–	–	–	60,808	4b	£2.30	2 May 2005	1 May 2013
	–	60,808	–	–	–	60,808				
Dr S C Loach	16,279	–	–	16,279	–	–	3	£1.925	24 April 2001	24 April 2003
	75,833	–	–	–	75,833	–	3	45p	6 December 2002	5 December 2004
	4,885	–	–	–	4,885	–	1b	£3.89	15 December 2002	14 December 2006
	4,884	–	–	–	4,884	–	2b	£3.89	15 December 2002	14 December 2006
	9,768	–	–	9,768	–	–	3	£3.89	15 December 2004	14 December 2006
	1,518	–	–	–	1,518	–	1b	£6.575	7 December 2003	6 December 2007
	1,518	–	–	–	1,518	–	2b	£6.575	7 December 2003	6 December 2007
	3,036	–	–	3,036	–	–	3	£6.575	7 December 2005	6 December 2007
	3,141	–	–	3,141	–	–	1a	£4.775	7 December 2004	6 December 2011
	1,039	–	–	1,039	–	–	1b	£4.775	7 December 2004	6 December 2008
	3,141	–	–	3,141	–	–	2a	£4.775	7 December 2004	6 December 2011
	1,040	–	–	1,040	–	–	2b	£4.775	7 December 2004	6 December 2008
	8,361	–	–	8,361	–	–	3	£4.775	7 December 2004	6 December 2008
	–	2,928	–	2,928	–	–	1b	£1.165	6 December 2005	5 December 2009
	–	2,927	–	2,927	–	–	2b	£1.165	6 December 2005	5 December 2009
	–	5,854	–	5,854	–	–	3	£1.165	6 December 2007	5 December 2009
	134,443	11,709	–	57,514	88,638	–				
Total	883,345	253,489	–	184,114	88,638	864,082				

Note: references are included in note 21 to this financial information

4. Directors' emoluments and interest in share options (continued)

Interests in options at 31 August 2002

	Number of options								
	At 31 August 2001	*granted during the year*	*exercised in the year*	*on resig-nation*	*At 31 August 2002*	*Note**	*Exercise price*	*Date from which exercisable*	*Expiry Date*
Dr R P Dixey	126,600	–	–	–	126,600	4	£1.925	24 April 2001	23 April 2003
	72,223	–	–	–	72,223	2b	45p	6 December 2000	5 December 2004
	72,222	–	–	–	72,222	3b	45p	6 December 2000	5 December 2004
	144,444	–	–	–	144,444	4	45p	6 December 2002	5 December 2004
	8,564	–	–	–	8,564	2b	£3.89	15 December 2002	14 December 2006
	8,563	–	–	–	8,563	3b	£3.89	15 December 2002	14 December 2006
	17,127	–	–	–	17,127	4	£3.89	15 December 2004	14 December 2006
	8,555	–	–	–	8,555	2b	£6.575	7 December 2003	6 December 2007
	8,555	–	–	–	8,555	3b	£6.575	7 December 2003	6 December 2007
	17,110	–	–	–	17,110	4	£6.575	7 December 2005	6 December 2007
	–	9,816	–	–	9,816	2b	£4.775	7 December 2004	6 December 2008
	–	9,817	–	–	9,817	3b	£4.775	7 December 2004	6 December 2008
	–	19,634	–	–	19,634	4	£4.775	7 December 2006	6 December 2008
	483,963	39,267	–	–	523,230				
Dr S C Loach	75,000	–	75,000	–	–	1	26.25p	17 April 1999	16 April 2003
	18,200	–	18,200	–	–	2b	£1.925	24 April 1999	23 April 2003
	39,900	–	39,900	–	–	3b	£1.925	24 April 1999	23 April 2003
	107,900	–	91,621	–	16,279	4	£1.925	24 April 2001	23 April 2003
	37,363	–	37,363	–	–	2b	45p	6 December 2000	5 December 2004
	37,916	–	37,916	–	–	3b	45p	6 December 2000	5 December 2004
	75,833	–	–	–	75,833	4	45p	6 December 2002	5 December 2004
	4,885	–	–	–	4,885	2b	£3.89	15 December 2002	14 December 2006
	4,884	–	–	–	4,884	3b	£3.89	15 December 2002	14 December 2006
	9,768	–	–	–	9,768	4	£3.89	15 December 2004	14 December 2006
	1,518	–	–	–	1,518	2b	£6.575	7 December 2003	6 December 2007
	1,518	–	–	–	1,518	3b	£6.575	7 December 2003	6 December 2007
	3,036	–	–	–	3,036	4	£6.575	7 December 2005	6 December 2007
	–	3,141	–	–	3,141	2a	£4.775	7 December 2004	6 December 2011
	–	1,039	–	–	1,039	2b	£4.775	7 December 2004	6 December 2008
	–	3,141	–	–	3,141	3a	£4.775	7 December 2004	6 December 2011
	–	1,040	–	–	1,040	3b	£4.775	7 December 2004	6 December 2008
	–	8,361	–	–	8,361	4	£4.775	7 December 2006	6 December 2008
	417,721	16,722	300,000	–	134,443				
Dr D D Rees	13,043	–	–	–	13,043	2a	£2.30	24 June 2002	23 June 2009
	6,957	–	–	–	6,957	2b	£2.30	24 June 2002	23 June 2006
	20,000	–	–	–	20,000	3b	£2.30	24 June 2002	23 June 2006
	40,000	–	–	–	40,000	4	£2.30	24 June 2004	23 June 2006
	10,000	–	–	–	10,000	2b	£3.89	15 December 2002	14 December 2006
	10,000	–	–	–	10,000	3b	£3.89	15 December 2002	14 December 2006
	20,000	–	–	–	20,000	4	£3.89	15 December 2004	14 December 2006
	5,704	–	–	–	5,704	2b	£6.575	7 December 2003	6 December 2007
	5,703	–	–	–	5,703	3b	£6.575	7 December 2003	6 December 2007
	11,406	–	–	–	11,406	4	£6.575	7 December 2005	6 December 2007
	7,500	–	–	–	7,500	2b	£4.60	2 August 2004	1 August 2008
	7,500	–	–	–	7,500	3b	£4.60	2 August 2004	1 August 2008
	15,000	–	–	–	15,000	4	£4.60	2 August 2006	1 August 2008
	–	13,215	–	–	13,215	2b	£4.775	21 May 2005	20 May 2009
	–	13,214	–	–	13,214	3b	£4.775	21 May 2005	20 May 2009
	–	26,430	–	–	26,430	4	£4.775	21 May 2007	20 May 2009
	172,813	52,859	–	–	225,672				

Note: references are included in note 21 to this financial information

4. Directors' emoluments and interest in share options (continued)

	Number of options								
	At 31 August 2001	*granted during the year*	*exercised in the year*	*on resig-nation*	*At 31 August 2002*	*Note**	*Exercise price*	*Date from which exercisable*	*Expiry Date*
Ms J E Allan	8,000	–	8,000	–	–	2a	£1.925	24 April 1999	23 April 2006
	8,000	–	8,000	–	–	3a	£1.925	24 April 1999	23 April 2006
	18,000	–	18,000	–	–	4	£1.925	24 April 2001	23 April 2003
	4,444	–	4,444	–	–	2a	45p	6 December 2000	5 December 2007
	17,301	–	17,301	–	–	2b	45p	6 December 2000	5 December 2004
	21,744	–	21,744	–	–	3b	45p	6 December 2000	5 December 2004
	43,489	–	–	43,489	–	4	45p	6 December 2002	5 December 2004
	18,750	–	–	18,750	–	2b	£3.89	15 December 2002	14 December 2006
	18,750	–	–	18,750	–	3b	£3.89	15 December 2002	14 December 2006
	37,500	–	–	37,500	–	4	£3.89	15 December 2004	14 December 2006
	2,019	–	–	2,019	–	2b	£6.575	7 December 2003	6 December 2007
	2,019	–	–	2,019	–	3b	£6.575	7 December 2003	6 December 2007
	7,984	–	–	7,984	–	4	£6.575	7 December 2005	6 December 2007
	–	2,748	–	2,748	–	2b	£4.775	7 December 2004	6 December 2008
	–	2,749	–	2,749	–	3b	£4.775	7 December 2004	6 December 2008
	–	5,497	–	5,497	–	4	£4.775	7 December 2006	6 December 2008
	208,000	10,994	77,489	141,505	–				
Total	**1,282,497**	**119,842**	**377,489**	**141,505**	**883,345**				

Directors' emoluments

	2004	*2003*	*2002*
	£	*£*	*£*
Aggregate emoluments	504,431	465,732	495,915
Compensation for loss of office	–	30,000	53,045
Contributions to money purchase pension schemes	31,566	28,822	29,861
	535,997	524,554	578,821

The aggregate net gains on share options made during the year, calculated on the date the options were exercised using the market value on that date, was £nil (2003: £nil, 2002: £1,630,519).

All the executive directors, comprising three this year (2003: three, 2002: four), have retirement benefits accruing to them from money purchase pension schemes in respect of qualifying services.

Fees and other emoluments (excluding pension contributions) payable to the highest paid director are as follows:

	2004	*2003*	*2002*
	£	*£*	*£*
Aggregate emoluments	181,870	173,266	173,211
Contributions to money purchase pension schemes	13,454	12,874	12,200
	195,324	186,140	185,411

5. Employee information

	2004 Number	2003 Number	2002 Number
Administration	11	8	9
Research and development	29	26	26
	40	34	35

	2004 £	2003 £	2002 £
Staff costs (for the above persons):			
Wages and salaries	1,468,293	1,414,481	1,332,355
Social security costs	172,782	169,916	144,731
Other pension costs	90,232	96,621	82,906
Share option compensation charge	55,400	31,470	–
	1,786,707	1,712,488	1,559,992

6. Interest payable and similar charges

	2004 £	2003 £	2002 £
On finance leases and hire purchase contracts	–	321	3,960
Other interest payable	312	4,130	–
	312	4,451	3,960

7. Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging:	2004 £	2003 £	2002 £
Depreciation charge for the year:			
Tangible owned fixed assets	93,114	89,234	95,623
Tangible assets held under finance leases	–	16,744	28,457
(Gain)/loss on disposal of fixed assets	(6,471)	1,152	9,158
Auditors' remuneration for:			
Audit services:			
– statutory audit (Company £19,587, 2003: £19,720, 2002: £14,500)	27,762	24,733	19,000
– audit-related regulatory reporting	88,500	5,000	2,000
Further assurance services	310,700	–	–
Tax compliance services	7,585	17,443	8,553
Tax advisory services	–	5,250	–
Operating lease charges:			
Plant and machinery	43,413	39,564	14,773
Other assets	59,000	59,000	56,800

8. Tax on loss on ordinary activities

	2004 £	2003 £	2002 £
Current tax:			
UK corporation tax credit on loss for the year	630,946	578,099	553,908
Foreign Tax	(100,000)	(200,000)	–
Current tax credit on loss on ordinary activities	530,946	378,099	553,908

Foreign tax relates to the 10 per cent. Japanese withholding tax suffered on the £1 million income from Yamanouchi (2003: £2 million, 2002: £nil).

There is no corporation tax charge because of the incidence of tax losses (2003: £nil, 2002: £nil). The company has taken advantage of the Research and Development corporation tax credits introduced in the Finance Act 2000 whereby a company may surrender corporation tax losses incurred on research and development expenditure for a corporation tax refund at the rate of 24 pence in the pound of actual spend.

Factors affecting the current tax credit for the year

	2004 £	2003 £	2002 £
Loss on ordinary activities before tax	(6,757,076)	(5,681,417)	(3,838,426)
Loss on ordinary activities multiplied by the standard rate for research and development tax credits of 16% (2003: 16%, 2002: 16%)	(1,081,132)	(909,027)	(614,148)
Effect of:			
Difference between depreciation and capital allowances	10,712	9,399	(19,067)
Adjustment in respect of 30% tax rate relating to non research and development company	–	–	(5,347)
Short term timing differences	(843)	655	(874)
Expenses not deductible for tax purposes	55,271	(25,155)	10,134
Enhanced research and development expenditure	(282,419)	(346,584)	(213,747)
Carried forward losses	667,465	692,613	289,141
Foreign tax	100,000	200,000	–
Current tax credit for the year	(530,946)	(378,099)	(553,908)

9. Loss for the financial year

As permitted by section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in this financial information. The parent company's loss for the year to 31 August 2004 was £833,346 (2003: £220,992, 2002: £38,193).

10. Loss per ordinary share

The calculation of basic and diluted earnings per share on the net basis is based on the loss on ordinary activities after taxation, namely £6,226,130 (2003: £5,303,318, 2002: £3,284,518) and on 40,820,636 (2003: 38,671,689, 2002: 38,480,633) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the year.

The Company has no dilutive potential ordinary shares in issue because it is loss making.

A further measure of earnings per share has been recommended by the Institute of Investment Management and Research (the 'IIMR') for adoption by financial analysts. This measure, known as headline earnings, adjusts standard earnings per share to eliminate capital items only. IIMR headline loss per share is set out below:

	2004 pence per share	*2003 pence per share*	*2002 pence per share*
Loss per share	(15.3)	(13.7)	(8.5)
Less IIMR adjustments:			
Provision against fixed asset investment	–	–	0.1
	(15.3)	(13.7)	(8.4)

11. Tangible fixed assets

	Short leasehold property £	*Computer equipment* £	*Motor vehicles* £	*Plant and machinery* £	*Fixtures and fittings* £	*Total* £
Cost						
At 1 September 2001	3,363	230,593	288,448	20,510	103,030	645,944
Additions	–	66,801	64,710	2,530	6,380	140,421
Disposals	–	(63,898)	(83,048)	(9,156)	–	(156,102)
At 31 August 2002	3,363	233,496	270,110	13,884	109,410	630,263
Cost						
At 1 September 2002	3,363	233,496	270,110	13,884	109,410	630,263
Additions	–	55,322	24,375	5,234	616	85,547
Disposals	–	(18,838)	(202,624)	–	–	(221,462)
At 31 August 2003	3,363	269,980	91,861	19,118	110,026	494,348
Cost						
At 1 September 2003	3,363	269,980	91,861	19,118	110,026	494,348
Additions	–	73,758	–	8,135	35,217	117,110
Disposals	–	(24,716)	(31,313)	–	(1,721)	(57,750)
At 31 August 2004	3,363	319,022	60,548	27,253	143,522	553,708
Depreciation						
At 1 September 2001	3,363	152,668	140,599	16,484	85,871	398,985
Charge for year	–	51,447	62,905	1,565	8,163	124,080
Disposals	–	(63,731)	(60,937)	(9,109)	–	(133,777)
At 31 August 2002	3,363	140,384	142,567	8,940	94,034	389,288
Depreciation						
At 1 September 2002	3,363	140,384	142,567	8,940	94,034	389,288
Charge for year	–	59,537	39,388	1,895	5,158	105,978
Disposals	–	(18,133)	(144,710)	–	–	(162,843)
At 31 August 2003	3,363	181,788	37,245	10,835	99,192	332,423
Depreciation						
At 1 September 2003	3,363	181,788	37,245	10,835	99,192	332,423
Charge for year	–	64,567	16,419	3,767	8,361	93,114
Disposals	–	(23,377)	(24,550)	–	(1,719)	(49,646)
At 31 August 2004	3,363	222,978	29,114	14,602	105,834	375,891
Net book value at 31 August 2004	–	96,044	31,434	12,651	37,688	177,817
Net book value at 31 August 2003	–	88,192	54,616	8,283	10,834	161,925
Net book value at 31 August 2002	–	93,112	127,543	4,944	15,376	240,975

11. Tangible fixed assets (continued)

The net book values of tangible fixed assets held under finance leases and hire purchase contracts included in the above figures are as follows:

	2004	*2003*	*2002*
	£	*£*	*£*
Motor vehicles	–	–	27,366

12. Fixed asset investments

	2004	*2003*	*2002*
	£	*£*	*£*
Cost			
At 1 September and 31 August	30,098	30,098	30,098
Provision			
At 1 September	(30,098)	(30,098)	–
Charge for the year	–	–	(30,098)
At 31 August	(30,098)	(30,098)	(30,098)
Net book value	–	–	–

The investment shown above is in equity shares of Saklaspur Bio Tech Limited (formerly Tumkur Chemicals Limited), a private company incorporated in India. This investment represents 10 per cent. of the voting rights and nominal value of issued shares. The investment was fully impaired as at 31 August 2002. The operations of Saklaspur Bio Tech Limited ceased in 2002 and the entity has since then not generated revenues and it is not likely that the investment value will be recovered.

Interests in Group undertakings

			Proportion of voting rights and nominal value of issued shares held by	
Name of undertaking	*Country of incorporation*	*Description of shares held*	*Group %*	*Company %*
Phytotech Limited	England and Wales	Ordinary 10 pence shares	100	100
Phytodevelopments Limited	England and Wales	Ordinary £1 shares	100	–

Both the above companies have been included in these financial statements and operated principally in their country of incorporation or registration.

The principal business activities of these subsidiary undertakings are:

Phytotech Limited – research and development of plant-based medicines

Phytodevelopments Limited – dormant

13. Stock

	2004	2003	2002
	£	£	£
Raw materials and consumables	186,944	42,751	–
Finished goods and goods for resale	163,590	–	–
	350,534	42,751	–

14. Debtors

	2004	2003	2002
	£	£	£
Amounts falling due after one year			
Other debtors	613,929	–	–
	613,929	–	–
Amounts falling due within one year			
Trade debtors	8,117	521	2,042,962
Other debtors	128,688	132,002	160,858
Corporation tax recoverable	630,300	855,053	553,908
Prepayments and accrued income	210,732	106,973	85,666
	977,837	1,094,549	2,843,394
	1,591,766	1,094,549	2,843,394

See Note 18 for details of other debtors falling due after one year.

There are no fixed terms in respect of amounts owed by subsidiary undertakings. These are non-interest bearing and unsecured.

15. Cash held on deposit as short term investments

	2004	2003	2002
	£	£	£
Cash held on deposit as short term investments	5,237,452	5,131,552	8,831,259

The Company holds its excess cash reserves in a combination of fixed interest accounts and fixed term money market deposits. At 31 August 2004, 2003 and 2002 these did not exceed three months in duration.

16. Creditors: amounts falling due within one year

	2004	2003	2002
	£	£	£
Obligations under finance leases	–	–	8,271
Trade creditors	886,501	978,643	766,646
Other creditors	1,205	1,161	752
Other taxation and social security	53,764	55,870	43,752
Accruals and deferred income	1,317,759	779,822	1,134,059
	2,259,229	1,815,496	1,953,480

Included within other creditors for the Group is an amount of £1,205 (2003: £1,161, 2002: £752) relating to pensions' creditors.

17. Provisions

Provision for employer's National Insurance on share option gains

There is no provision for employer's National Insurance on share option gains at the year end as the option price of the share options granted after 5 April 1999 under the 1996 share option scheme is greater than the market value of the shares under option. All options granted under the 2003 share option schemes have transferred the liability for National Insurance to the employee.

Deferred taxation

No deferred tax asset has been recognised in the financial statements on the grounds of the future uncertainty regarding its utilisation. The analysis of unprovided deferred tax assets is as follows:

	2004	*2003*	*2002*
	£	*£*	*£*
Amount not recognised			
Tax effect of timing differences because of:			
Excess of tax allowances over depreciation	249,613	228,706	163,568
Accumulated losses	8,007,960	6,756,577	5,502,612
Other	2,062	3,399	1,431
	8,259,635	6,988,682	5,667,611

18. Financial instruments

The Group's objectives in using financial instruments are to maximise the returns of funds held on deposit, to conserve cash resources by entering financing arrangements for the acquisition of major capital assets, to minimise exchange rate risk where appropriate, and to generate additional cash resources through the issue of shares when market conditions are appropriate.

The balance sheet positions at 31 August 2004, 2003 and 2002 are not representative of the positions throughout the year as cash and short-term investments fluctuate considerably depending on when milestone receipts have occurred and on the timing of share issues. In addition, the advances to suppliers of stock commenced only in June 2004; these arrangements are currently expected to remain operative, in varying amounts, until 2006.

Short term debtors and creditors have been excluded from the following disclosures as permitted by the Financial Reporting Standard 13 "Derivatives and other financial instruments".

Interest rate risk profile of the Group's financial assets

With the exception of a nominal amount held in South African Rand the Group held all cash, bank and deposits in Sterling accounts with UK banks. Interest rates on current accounts are floating and are based on LIBID, while interest rates on term deposits are fixed for the duration of deposit and earned interest between 3.75 per cent. and 4.75 per cent. in the year ended 31 August 2004 (2003: 3.50 per cent. and 3.95 per cent., 2002: 3.95 per cent. and 5.00 per cent.).

The arrangements under which financing has been advanced to suppliers of certain stock are interest free.

Interest rate risk profile of the Group's financial liabilities

The Group's liabilities, other than short term creditors, which are excluded as above, were all in Sterling at fixed rates of interest and were in respect of lease agreements for the purchase of capital assets. These leases were all repaid in the year ended 31 August 2003.

Currency risk profile

The Group had no significant commitments in foreign currencies throughout the year (2003: nil, 2002: nil).

18. Financial instruments (continued)

Borrowing facilities

The Group had no borrowing facilities at 31 August 2004 (2003: £nil, 2002: £nil).

Fair values

There is no material difference between the fair value and the carrying values of the financial instruments referred to above, because of the short maturity period of these financial instruments.

Credit risk

The financial instruments that subject the Group to a potential credit risk comprise principally of cash and short term investments. The Group's policy is to minimise this risk by placing these deposits with institutions with a recognised high rating, or with one of the major clearing banks.

19. Pension and similar obligation

The Group operates a number of defined contribution pension schemes for employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension cost represents contributions paid and payable by the Group to the funds and amounted to £90,232 (2003: £96,621, 2002: £82,906).

20. Called up share capital

	2004	*2003*	*2002*
	£	*£*	*£*
Authorised			
50,000,000 (2003: 50,000,000, 2002: 50,000,000) ordinary shares of 1p each	500,000	500,000	500,000
Allotted, called-up and fully paid			
42,748,824 (2003: 38,785,218, 2002: 38,610,530) ordinary shares of 1p each	427,488	387,852	386,105

During 2004 3,963,606 shares were issued for cash consideration of £6,519,929. The nominal value of these shares was £39,636. On 27 February 2004, the Company issued 3,882,218 new ordinary shares of 1p each at a price of 167p per share for a total cash consideration of £6,483,304. The remainder of the shares issued relate to share options exercised in the year for cash consideration of £36,625.

During 2003 174,688 shares were issued for cash consideration of £84,060. The nominal value of these shares was £1,747.

During 2002 418,715 shares were issued for cash consideration of £477,644. The nominal value of these shares was £41,872.

21. Options over shares of Phytopharm plc

The Company's share option schemes are open to all employees. The Company makes a grant of share options to all employees on joining the company and then further grants of share options following the preliminary announcement depending on individual performance. This policy leads to a number of small grants of options as shown in the tables below. Performance criteria must be satisfied before share options can be exercised and these are detailed below. In addition the Company has a long-term incentive scheme under which long-term share incentives may be granted to selected senior executives.

21. Options over shares of Phytopharm plc (continued)

Options have been granted for 1p ordinary shares as follows:

	2004 Number	*2003 Number*	*2002 Number*
At 1 September	2,507,958	1,873,858	2,124,095
Granted	646,162	1,298,773	293,363
Exercised	(81,388)	(174,688)	(418,715)
Lapsed	(66,566)	(489,985)	(124,885)
At 31 August	3,006,166	2,507,958	1,873,858

At 31 August 2004 the outstanding share scheme options and long-term incentive options are shown below. These have been analysed according to the exercise criteria detailed below.

Number outstanding 31/08/2004	*Note*	*Date granted*	*Exercise price*	*Option exercisable from*	*to*	*Currently exercisable*
4,000	1a	24/04/1996	£1.925	24/04/1999	23/04/2006	4,000
72,223	1b	06/12/1997	45p	06/12/2000	05/12/2004	72,223
13,043	1a	23/06/1999	£2.30	23/06/2002	22/06/2009	13,043
6,957	1b	23/06/1999	£2.30	23/06/2002	22/06/2006	6,957
12,987	1a	20/09/1999	£2.31	20/09/2002	19/09/2009	12,987
7,013	1b	20/09/1999	£2.31	20/09/2002	19/09/2006	7,013
7,500	1a	06/12/1999	£2.915	06/12/2002	05/12/2009	7,500
14,069	1a	15/12/1999	£3.89	15/12/2002	14/12/2009	14,069
24,439	1b	15/12/1999	£3.89	15/12/2002	14/12/2006	24,439
3,352	1a	17/04/2000	£4.475	17/04/2003	16/04/2010	3,352
1,648	1b	17/04/2000	£4.475	17/04/2003	16/04/2007	1,648
3,571	1a	20/04/2000	£4.20	20/04/2003	19/04/2010	3,571
5,179	1b	20/04/2000	£4.20	20/04/2003	19/04/2007	5,179
2,500	1a	02/05/2000	£4.40	02/05/2003	01/05/2010	2,500
3,135	1a	12/06/2000	£4.785	12/06/2003	11/06/2010	3,135
1,865	1b	12/06/2000	£4.785	12/06/2003	11/06/2007	1,865
2,177	1a	18/09/2000	£6.89	18/09/2003	17/09/2010	2,177
2,073	1b	18/09/2000	£6.89	18/09/2003	17/09/2007	2,073
4,088	1a	07/12/2000	£6.575	07/12/2003	06/12/2010	4,088
27,228	1b	07/12/2000	£6.575	07/12/2003	06/12/2007	27,228
1,473	1a	07/03/2001	£6.00	07/03/2004	06/03/2011	1,473
7,500	1b	01/08/2001	£4.60	01/08/2004	31/07/2008	7,500
2,938	1a	21/08/2001	£4.68	21/08/2004	20/08/2011	2,938
1,342	1a	04/09/2001	£4.66	04/09/2004	03/09/2011	–
11,618	1a	06/12/2001	£4.775	06/12/2004	05/12/2011	–
22,897	1b	06/12/2001	£4.775	06/12/2004	05/12/2008	–
1,085	1a	31/12/2001	£5.42	31/12/2004	30/12/2011	–
1,559	1a	04/03/2002	£5.62	04/03/2005	03/03/2012	–
1,629	1a	03/04/2002	£4.84	03/04/2005	02/04/2012	–
758	1a	16/04/2002	£4.95	16/04/2005	15/04/2012	–
13,215	1b	21/05/2002	£4.775	21/05/2005	20/05/2009	–
450	1a	02/07/2002	£4.500	02/07/2005	01/07/2012	–
50,842	1a	06/12/2002	£1.165	06/12/2005	05/12/2012	–
75,424	1b	06/12/2002	£1.165	06/12/2005	05/12/2009	–
411,777						230,958

21. Options over shares of Phytopharm plc (continued)

Number outstanding 31/08/2004	*Note*	*Date granted*	*Exercise price*	*Option exercisable from*	*to*	*Currently exercisable*
4,000	2a	24/04/1996	£1.925	24/04/1999	23/04/2006	4,000
72,222	2b	06/12/1997	45p	06/12/2000	05/12/2004	72,222
20,000	2b	23/06/1999	£2.30	23/06/2002	22/06/2006	20,000
20,000	2b	20/09/1999	£2.31	20/09/2002	19/09/2006	20,000
2,791	2a	06/12/1999	£2.915	06/12/2002	05/12/2009	2,791
4,709	2b	06/12/1999	£2.915	06/12/2002	05/12/2006	4,709
8,291	2a	15/12/1999	£3.89	15/12/2002	14/12/2009	8,291
30,209	2b	15/12/1999	£3.89	15/12/2002	14/12/2006	30,209
3,351	2a	17/04/2000	£4.475	17/04/2003	16/04/2010	3,351
1,649	2b	17/04/2000	£4.475	17/04/2003	16/04/2007	1,649
3,571	2a	20/04/2000	£4.20	20/04/2003	19/04/2010	3,571
5,179	2b	20/04/2000	£4.20	20/04/2003	19/04/2007	5,179
2,500	2a	02/05/2000	£4.40	02/05/2003	01/05/2010	2,500
3,134	2a	12/06/2000	£4.785	12/06/2003	11/06/2010	3,134
1,866	2b	12/06/2000	£4.785	12/06/2003	11/06/2007	1,866
2,177	2a	18/09/2000	£6.89	18/09/2003	17/09/2010	2,177
2,073	2b	18/09/2000	£6.89	18/09/2003	17/09/2007	2,073
4,083	2a	07/12/2000	£6.575	07/12/2003	06/12/2010	4,083
27,225	2b	07/12/2000	£6.575	07/12/2003	06/12/2007	27,225
1,473	2a	07/03/2001	£6.00	07/03/2004	06/03/2011	1,473
7,500	2b	01/08/2001	£4.60	01/08/2004	31/07/2008	7,500
2,937	2a	21/08/2001	£4.68	21/08/2004	20/08/2011	2,937
1,343	2a	04/09/2001	£4.66	04/09/2004	03/09/2011	–
11,621	2a	06/12/2001	£4.775	06/12/2004	05/12/2011	–
22,902	2b	06/12/2001	£4.775	06/12/2004	05/12/2008	–
1,085	2a	31/12/2001	£5.42	31/12/2004	30/12/2011	–
1,558	2a	04/03/2002	£5.62	04/03/2005	03/03/2012	–
1,629	2a	03/04/2002	£4.84	03/04/2005	02/04/2012	–
757	2a	16/04/2002	£4.95	16/04/2005	15/04/2012	–
13,214	2b	21/05/2002	£4.775	21/05/2005	20/05/2009	–
450	2a	02/07/2002	£4.500	02/07/2005	01/07/2012	–
50,832	2a	06/12/2002	£1.165	06/12/2005	05/12/2012	–
75,415	2b	06/12/2002	£1.165	06/12/2005	05/12/2009	–
411,746						230,940

21. Options over shares of Phytopharm plc (continued)

Number outstanding 31/08/2004	*Note*	*Date granted*	*Exercise price*	*Option exercisable from*	*to*	*Currently exercisable*
206,431	3	06/12/1997	45p	06/12/2002	05/12/2004	206,431
40,000	3	23/06/1999	£2.30	23/06/2004	22/06/2006	40,000
40,000	3	20/09/1999	£2.31	20/09/2004	19/09/2006	–
15,000	3	06/12/1999	£2.915	06/12/2004	05/12/2006	–
65,788	3	15/12/1999	£3.89	15/12/2004	14/12/2006	–
10,000	3	17/04/2000	£4.48	17/04/2005	16/04/2007	–
17,500	3	20/04/2000	£4.20	20/04/2005	19/04/2007	–
5,000	3	02/05/2000	£4.40	02/05/2005	01/05/2007	–
10,000	3	12/06/2000	£4.79	12/06/2005	11/06/2007	–
8,500	3	18/09/2000	£6.89	18/09/2005	17/09/2007	–
56,749	3	07/12/2000	£6.575	07/12/2005	06/12/2007	–
2,945	3	07/03/2001	£6.00	07/03/2006	06/03/2008	–
15,000	3	01/08/2001	£4.60	01/08/2006	31/07/2008	–
5,875	3	21/08/2001	£4.68	21/08/2006	20/08/2008	–
2,685	3	04/09/2001	£4.655	04/09/2006	03/09/2008	–
69,046	3	06/12/2001	£4.78	06/12/2006	05/12/2008	–
2,170	3	31/12/2001	£5.42	31/12/2006	30/12/2008	–
3,116	3	04/03/2002	£5.62	04/03/2007	03/03/2009	–
3,256	3	03/04/2002	£4.84	03/04/2007	02/04/2009	–
1,515	3	16/04/2002	£4.95	16/04/2007	15/04/2009	–
26,430	3	21/05/2002	£4.775	21/05/2007	20/05/2009	–
900	3	02/07/2002	£4.50	02/07/2007	01/07/2009	–
252,500	3	06/12/2002	£1.165	06/12/2007	05/12/2009	–
860,406						246,431

Number outstanding 31/08/2004	*Note*	*Date granted*	*Exercise price*	*Option exercisable from*	*to*	*Currently exercisable*
351,487	4b	02/05/2003	£1.425	02/05/2006	01/05/2013	–
324,575	4b	09/12/2003	£2.125	09/12/2006	08/12/2013	–
84,116	4b	05/05/2004	£1.850	05/05/2007	04/05/2014	–
137,527	4c	09/12/2003	£2.125	09/12/2006	08/12/2013	–
74,532	4c	05/05/2004	£1.850	05/05/2007	04/05/2014	–
972,237						–

Number outstanding 31/08/2004	*Note*	*Date granted*	*Exercise price*	*Option exercisable from*	*to*	*Currently exercisable*
300,000	5	06/12/2002	£0.01	06/12/2005	05/06/2006	–
50,000	5	07/07/2003	£0.01	07/07/2006	06/01/2007	–
350,000						–

21. Options over shares of Phytopharm plc (continued)

At 31 August 2003 the outstanding share scheme options and long-term incentive options are shown below. These have been analysed according to the exercise criteria detailed below.

Number outstanding 31/08/2003	*Note*	*Date granted*	*Exercise price*	*Option exercisable from*	*to*	*Currently exercisable*
4,000	1a	24/04/96	£1.925	24/04/99	23/04/06	4,000
72,223	1b	06/12/97	45p	06/12/00	05/12/04	72,223
13,043	1a	23/06/99	£2.30	23/06/02	22/06/09	13,043
6,957	1b	23/06/99	£2.30	23/06/02	22/06/06	6,957
12,987	1a	20/09/99	£2.31	20/09/02	19/09/09	12,987
7,013	1b	20/09/99	£2.31	20/09/02	19/09/06	7,013
7,500	1a	06/12/99	£2.915	06/12/02	05/12/09	7,500
14,069	1a	15/12/99	£3.89	15/12/02	14/12/09	14,069
24,439	1b	15/12/99	£3.89	15/12/02	14/12/06	24,439
3,352	1a	17/04/00	£4.475	17/04/03	16/04/10	3,352
1,648	1b	17/04/00	£4.475	17/04/03	16/04/07	1,648
3,571	1a	20/04/00	£4.20	20/04/03	19/04/10	3,571
5,179	1b	20/04/00	£4.20	20/04/03	19/04/07	5,179
2,500	1a	02/05/00	£4.40	02/05/03	01/05/10	2,500
3,135	1a	12/06/00	£4.785	12/06/03	11/06/10	3,135
1,865	1b	12/06/00	£4.785	12/06/03	11/06/07	1,865
2,177	1a	18/09/00	£6.89	18/09/03	17/09/10	–
2,073	1b	18/09/00	£6.89	18/09/03	17/09/07	–
4,088	1a	07/12/00	£6.575	07/12/03	06/12/10	–
27,228	1b	07/12/00	£6.575	07/12/03	06/12/07	–
1,473	1a	07/03/01	£6.00	07/03/04	06/03/11	–
7,500	1b	01/08/01	£4.60	01/08/04	31/07/08	–
2,938	1a	21/08/01	£4.68	21/08/04	20/08/11	–
1,342	1a	04/09/01	£4.66	04/09/04	03/09/11	–
12,796	1a	06/12/01	£4.775	06/12/04	05/12/11	–
22,919	1b	06/12/01	£4.775	06/12/04	05/12/08	–
1,085	1a	31/12/01	£5.42	31/12/04	30/12/11	–
1,559	1a	04/03/02	£5.62	04/03/05	03/03/12	–
1,629	1a	03/04/02	£4.84	03/04/05	02/04/12	–
758	1a	16/04/02	£4.95	16/04/05	15/04/12	–
13,215	1b	21/05/02	£4.775	21/05/05	20/05/09	–
450	1a	02/07/02	£4.500	02/07/05	01/07/12	–
57,602	1a	06/12/02	£1.165	06/12/05	05/12/12	–
76,648	1b	06/12/02	£1.165	06/12/05	05/12/09	–
420,961						183,481

21. Options over shares of Phytopharm plc (continued)

Number outstanding 31/08/2003	*Note*	*Date granted*	*Exercise price*	*Option exercisable from*	*to*	*Currently exercisable*
4,000	2a	24/04/96	£1.925	24/04/99	23/04/06	4,000
72,222	2b	06/12/97	45p	06/12/00	05/12/04	72,222
20,000	2b	23/06/99	£2.30	23/06/02	22/06/06	20,000
20,000	2b	20/09/99	£2.31	20/09/02	19/09/06	20,000
2,791	2a	06/12/99	£2.915	06/12/02	05/12/09	2,791
4,709	2b	06/12/99	£2.915	06/12/02	05/12/06	4,709
8,291	2a	15/12/99	£3.89	15/12/02	14/12/09	8,291
30,209	2b	15/12/99	£3.89	15/12/02	14/12/06	30,209
3,351	2a	17/04/00	£4.475	17/04/03	16/04/10	3,351
1,649	2b	17/04/00	£4.475	17/04/03	16/04/07	1,649
3,571	2a	20/04/00	£4.20	20/04/03	19/04/10	3,571
5,179	2b	20/04/00	£4.20	20/04/03	19/04/07	5,179
2,500	2a	02/05/00	£4.40	02/05/03	01/05/10	2,500
3,134	2a	12/06/00	£4.785	12/06/03	11/06/10	3,134
1,866	2b	12/06/00	£4.785	12/06/03	11/06/07	1,866
2,177	2a	18/09/00	£6.89	18/09/03	17/09/10	–
2,073	2b	18/09/00	£6.89	18/09/03	17/09/07	–
4,083	2a	07/12/00	£6.575	07/12/03	06/12/10	–
27,225	2b	07/12/00	£6.575	07/12/03	06/12/07	–
1,473	2a	07/03/01	£6.00	07/03/04	06/03/11	–
7,500	2b	01/08/01	£4.60	01/08/04	31/07/08	–
2,937	2a	21/08/01	£4.68	21/08/04	20/08/11	–
1,343	2a	04/09/01	£4.66	04/09/04	03/09/11	–
9,581	2a	06/12/01	£4.775	06/12/04	05/12/11	–
26,143	2b	06/12/01	£4.775	06/12/04	05/12/08	–
1,085	2a	31/12/01	£5.42	31/12/04	30/12/11	–
1,558	2a	04/03/02	£5.62	04/03/05	03/03/12	–
1,629	2a	03/04/02	£4.84	03/04/05	02/04/12	–
757	2a	16/04/02	£4.95	16/04/05	15/04/12	–
13,214	2b	21/05/02	£4.775	21/05/05	20/05/09	–
450	2a	02/07/02	£4.500	02/07/05	01/07/12	–
57,591	2a	06/12/02	£1.165	06/12/05	05/12/12	–
76,639	2b	06/12/02	£1.165	06/12/05	05/12/09	–
420,930						183,472

21. Options over shares of Phytopharm plc (continued)

Number outstanding 31/08/2003	*Note*	*Date granted*	*Exercise price*	*Option exercisable from*	*to*	*Currently exercisable*
287,819	3	06/12/97	45p	06/12/02	05/12/04	287,819
40,000	3	23/06/99	£2.30	23/06/04	22/06/06	–
40,000	3	20/09/99	£2.31	20/09/04	19/09/06	–
15,000	3	06/12/99	£2.915	06/12/04	05/12/06	–
67,237	3	15/12/99	£3.89	15/12/04	14/12/06	–
10,000	3	17/04/00	£4.48	17/04/05	16/04/07	–
17,500	3	20/04/00	£4.20	20/04/05	19/04/07	–
5,000	3	02/05/00	£4.40	02/05/05	01/05/07	–
10,000	3	12/06/00	£4.79	12/06/05	11/06/07	–
8,500	3	18/09/00	£6.89	18/09/05	17/09/07	–
59,583	3	07/12/00	£6.575	07/12/05	06/12/07	–
2,945	3	07/03/01	£6.00	07/03/06	06/03/08	–
15,000	3	01/08/01	£4.60	01/08/06	31/07/08	–
5,875	3	21/08/01	£4.68	21/08/06	20/08/08	–
2,685	3	04/09/01	£4.655	04/09/06	03/09/08	–
71,447	3	06/12/01	£4.78	06/12/06	05/12/08	–
2,170	3	31/12/01	£5.42	31/12/06	30/12/08	–
3,116	3	04/03/02	£5.62	04/03/07	03/03/09	–
3,256	3	03/04/02	£4.84	03/04/07	02/04/09	–
1,515	3	16/04/02	£4.95	16/04/07	15/04/09	–
26,430	3	21/05/02	£4.775	21/05/07	20/05/09	–
900	3	02/07/02	£4.50	02/07/07	01/07/09	–
268,466	3	06/12/02	£1.17	06/12/07	05/12/09	–
964,444						287,819
351,623	4b	02/05/03	£1.43	02/05/06	01/05/13	–
351,623						–
300,000	5	06/12/02	£0.01	06/12/05	05/06/06	–
50,000	5	07/07/03	£0.01	07/07/06	06/01/07	–
350,000						–

21. Options over shares of Phytopharm plc (continued)

At 31 August 2002 the outstanding share options are shown below. These have been analysed according to the exercise criteria detailed below.

Number outstanding 31/08/2002	*Note*	*Date granted*	*Exercise price*	*Option exercisable from*	*to*	*Currently exercisable*
4,000	1a	24/04/96	£1.925	24/04/99	23/04/06	4,000
72,223	1b	06/12/97	45p	06/12/00	05/12/04	72,223
13,043	1a	23/06/99	£2.30	23/06/02	22/06/09	13,043
6,957	1b	23/06/99	£2.30	23/06/02	22/06/06	6,957
5,000	1a	02/08/99	£2.24	02/08/02	01/08/09	5,000
12,987	1a	20/09/99	£2.31	20/09/02	19/09/09	–
7,013	1b	20/09/99	£2.31	20/09/02	19/09/06	–
7,500	1a	06/12/99	£2.915	06/12/02	05/12/09	–
14,069	1a	15/12/99	£3.89	15/12/02	14/12/09	–
45,846	1b	15/12/99	£3.89	15/12/02	14/12/06	–
3,352	1a	17/04/00	£4.475	17/04/03	16/04/10	–
1,648	1b	17/04/00	£4.475	17/04/03	16/04/07	–
3,571	1a	20/04/00	£4.20	20/04/03	19/04/10	–
5,179	1b	20/04/00	£4.20	20/04/03	19/04/07	–
2,500	1a	02/05/00	£4.40	02/05/03	01/05/10	–
3,247	1a	05/06/00	£4.62	05/06/03	04/06/10	–
16,753	1b	05/06/00	£4.62	05/06/03	04/06/07	–
3,135	1a	12/06/00	£4.785	12/06/03	11/06/10	–
1,865	1b	12/06/00	£4.785	12/06/03	11/06/07	–
2,177	1a	18/09/00	£6.89	18/09/03	17/09/10	–
2,073	1b	18/09/00	£6.89	18/09/03	17/09/07	–
6,536	1a	07/12/00	£6.575	07/12/03	06/12/10	–
31,166	1b	07/12/00	£6.575	07/12/03	06/12/07	–
1,473	1a	07/03/01	£6.00	07/03/04	06/03/11	–
7,500	1b	01/08/01	£4.60	01/08/04	31/07/08	–
2,938	1a	21/08/01	£4.68	21/08/04	20/08/11	–
1,342	1a	04/09/01	£4.66	04/09/04	03/09/11	–
15,938	1a	06/12/01	£4.775	06/12/04	05/12/11	–
31,185	1b	06/12/01	£4.775	06/12/04	05/12/08	–
1,085	1a	31/12/01	£5.42	31/12/04	30/12/11	–
839	1a	19/02/02	£5.67	19/02/05	18/02/12	–
1,559	1a	04/03/02	£5.62	04/03/05	03/03/12	–
1,629	1a	03/04/02	£4.84	03/04/05	02/04/12	–
758	1a	16/04/02	£4.95	16/04/05	15/04/12	–
13,215	1b	21/05/02	£4.775	21/05/05	20/05/09	–
450	1a	02/07/02	£4.50	02/07/05	01/07/12	–
351,751						101,223

21. Options over shares of Phytopharm plc (continued)

Number outstanding 31/08/2002	Note	Date granted	Exercise price	Option exercisable from	to	Currently exercisable
4,000	2a	24/04/96	£1.925	24/04/99	23/04/06	4,000
72,222	2b	06/12/97	45p	06/12/00	05/12/04	72,222
20,000	2b	23/06/99	£2.30	23/06/02	22/06/06	20,000
5,000	2a	02/08/99	£2.24	02/08/02	01/08/09	5,000
20,000	2b	20/09/99	£2.31	20/09/02	19/09/06	–
2,791	2a	06/12/99	£2.915	06/12/02	05/12/09	–
4,709	2b	06/12/99	£2.915	06/12/02	05/12/06	–
8,291	2a	15/12/99	£3.89	15/12/02	14/12/09	–
51,614	2b	15/12/99	£3.89	15/12/02	14/12/06	–
3,351	2a	17/04/00	£4.475	17/04/03	16/04/10	–
1,649	2b	17/04/00	£4.475	17/04/03	16/04/07	–
3,571	2a	20/04/00	£4.20	20/04/03	19/04/10	–
5,179	2b	20/04/00	£4.20	20/04/03	19/04/07	–
2,500	2a	02/05/00	£4.40	02/05/03	01/05/10	–
3,246	2a	05/06/00	£4.62	05/06/03	04/06/10	–
16,754	2b	05/06/00	£4.62	05/06/03	04/06/07	–
3,134	2a	12/06/00	£4.785	12/06/03	11/06/10	–
1,866	2b	12/06/00	£4.785	12/06/03	11/06/07	–
2,177	2a	18/09/00	£6.89	18/09/03	17/09/10	–
2,073	2b	18/09/00	£6.89	18/09/03	17/09/07	–
6,530	2a	07/12/00	£6.575	07/12/03	06/12/10	–
31,162	2b	07/12/00	£6.575	07/12/03	06/12/07	–
1,473	2a	07/03/01	£6.00	07/03/04	06/03/11	–
7,500	2b	01/08/01	£4.60	01/08/04	31/07/08	–
2,937	2a	21/08/01	£4.68	21/08/04	20/08/11	–
1,343	2a	04/09/01	£4.66	04/09/04	03/09/11	–
15,942	2a	06/12/01	£4.775	06/12/04	05/12/11	–
31,192	2b	06/12/01	£4.775	06/12/04	05/12/08	–
1,085	2a	31/12/01	£5.42	31/12/04	30/12/11	–
838	2a	19/02/02	£5.67	19/02/05	18/02/12	–
1,558	2a	04/03/02	£5.62	04/03/05	03/03/12	–
1,629	2a	03/04/02	£4.84	03/04/05	02/04/12	–
757	2a	16/04/02	£4.95	16/04/05	15/04/12	–
13,214	2b	21/05/02	£4.775	21/05/05	20/05/09	–
450	2a	02/07/02	£4.50	02/07/05	01/07/12	–
351,737						101,222

21. Options over shares of Phytopharm plc (continued)

Number outstanding 31/08/2002	*Note*	*Date granted*	*Exercise price*	*Option exercisable from*	*to*	*Currently exercisable*
152,879	3	24/04/96	£1.925	24/04/01	23/04/03	152,879
10,000	3	10/10/97	99.5p	10/10/02	09/10/04	–
452,507	3	06/12/97	45p	06/12/02	05/12/04	–
40,000	3	23/06/99	£2.30	23/06/04	22/06/06	–
10,000	3	02/08/99	£2.24	02/08/04	01/08/06	–
40,000	3	20/09/99	£2.31	20/09/04	19/09/06	–
15,000	3	06/12/99	£2.915	06/12/04	05/12/06	–
119,816	3	15/12/99	£3.89	15/12/04	14/12/06	–
10,000	3	17/04/00	£4.48	17/04/05	16/04/07	–
17,500	3	20/04/00	£4.20	20/04/05	19/04/07	–
5,000	3	02/05/00	£4.40	02/05/05	01/05/07	–
40,000	3	05/06/00	£4.62	05/06/05	04/06/07	–
10,000	3	12/06/00	£4.79	12/06/05	11/06/07	–
8,500	3	18/09/00	£6.89	18/09/05	17/09/07	–
79,333	3	07/12/00	£6.575	07/12/05	06/12/07	–
2,945	3	07/03/01	£6.00	07/03/06	06/03/08	–
15,000	3	01/08/01	£4.60	01/08/06	31/07/08	–
5,875	3	21/08/01	£4.68	21/08/06	20/08/08	–
2,685	3	04/09/01	£4.655	04/09/06	09/03/08	–
94,267	3	06/12/01	£4.78	06/12/06	05/12/08	–
2,170	3	31/12/01	£5.42	31/12/06	30/12/08	–
1,676	3	19/02/02	£5.67	19/02/07	18/02/09	–
3,116	3	04/03/02	£5.62	04/03/07	03/03/09	–
3,256	3	03/04/02	£4.84	03/04/07	02/04/09	–
1,515	3	16/04/02	£4.95	16/04/07	15/04/09	–
26,430	3	21/05/02	£4.775	21/05/07	20/05/09	–
900	3	02/07/02	£4.50	02/07/07	01/07/09	–
1,170,370						152,879

Notes

1a These options vest in tranches of one third on each of the first, second and third anniversaries of the date of grant, and have been granted under a scheme approved by the Inland Revenue. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91 per cent. of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the third anniversary of the date of grant of that option shall be at least one and a half times the increase over the period from the date of grant to such date in the FT Actuaries All Share Index. The options remain exercisable until the tenth anniversary of the date of grant.

1b These options vest and must satisfy the same conditions as under note 1a above. However, these options remain exercisable until the seventh anniversary of the date of grant and have not been submitted to the Inland Revenue for approval.

2a These options vest in tranches of one third on each of the first, second and third anniversaries of the date of grant and have been granted under a scheme approved by the Inland Revenue. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91 per cent. of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the third anniversary of the date of grant of that option shall be at least twice the increase over the period from the date of grant to such date in the FT Actuaries All Share Index. The options remain exercisable until the tenth anniversary of date of the grant.

2b These options vest and must satisfy the same conditions as under note 2a above. However, these options remain exercisable until the seventh anniversary of the date of grant and have not been submitted to the Inland Revenue for approval.

3 These options vest in tranches of one fifth on each of the first, second, third, fourth and fifth anniversaries of the date of grant. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91 per cent. of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the fifth anniversary of the date of grant of that option shall be at least one and a half times the increase over the period from the date of grant to such date in the Pharmaceuticals Index as published by the Financial Times as a constituent part of the FT Actuaries All Share Index. The options remain exercisable until the seventh anniversary of the date of grant.

4a These options vest on the third anniversary of the date of grant and have been granted under a scheme approved by the Inland Revenue. The number of options exercisable will be determined by the Company's total shareholder return ("TSR"). Two thirds will become exercisable by reference to the Company's performance compared to a group of UK listed biotechnology companies applicable at the time of grant.

The remaining one third will be exercisable by reference to the Company's performance compared to the constituents of the FTSE SmallCap Index. The value of options (at date of grant) granted up to 100 per cent. of base salary will be exercisable if the Company's TSR in the relevant ranking group is above the median. The value of options (at date of grant) granted in excess of 100 per cent. of base salary will be exercisable at 25 per cent. for median performance against the comparator group rising to 100 per cent. for upper decile and above performance. The performance of the Company will initially be measured over three years following grant date. If the target has not been met after three years, it can be re-tested after four and five years. For options granted in 2004 there will be only one option to re-test after four years and for options granted in 2005 and later there will be no opportunity to re-test.

4b These options vest and must satisfy the same conditions as under note 4a above and have been granted under the Enterprise Management Incentive Scheme.

4c These options vest and must satisfy the same conditions as under note 4a above and have not been submitted to the Inland Revenue for approval.

5 These awards made under long-term incentive plans are subject to performance conditions and the benefits are not pensionable. The performance conditions are based on TSR over a three year period (with no retesting opportunities) when compared to a peer group comprising other UK listed biotech and pharmaceutical companies (as above) for two thirds of the shares and compared to the FTSE SmallCap index for the remaining one third. In each case 25 per cent. of the shares will vest for median performance against the comparator group rising prorata to 100 per cent. for upper decile and above performance. None of the shares awarded will vest for below median performance. TSR is considered by the remuneration committee to be the most robust method of measuring Company performance over the period. The terms of these awards will not be amended to the benefit of Directors without shareholder approval.

22. Share premium account and reserves

	Share premium account £	*Merger reserve* £	*Profit and loss account* £
At 1 September 2001	31,252,629	(204,211)	(18,338,790)
Premium on new share issue	473,457	–	–
Loss for the financial year	–	–	(3,284,518)
At 31 August 2002	31,726,086	(204,211)	(21,623,308)
At 1 September 2002	31,726,086	(204,211)	(21,623,308)
Premium on new share issue	82,313	–	–
Share option compensation charge	–	–	31,470
Loss for the financial year	–	–	(5,303,318)
At 31 August 2003	31,808,399	(204,211)	(26,895,156)
At 1 September 2003	31,808,399	(204,211)	(26,895,156)
Premium on new share issue	6,480,293	–	–
Expenses of share issue	(154,035)	–	–
Share option compensation charge	–	–	55,400
Loss for the financial year	–	–	(6,226,130)
At 31 August 2004	38,134,657	(204,211)	(33,065,886)

23. Analysis of net funds

	Cash at bank and in hand	*Finance leases*	*Short term deposits*	*Net funds*
	£	*£*	*£*	*£*
At 1 September 2001	854,125	(63,786)	12,668,172	13,458,511
Cashflow	(531,601)	55,515	(3,836,913)	(4,312,999)
At 31 August 2002	322,524	(8,271)	8,831,259	9,145,512
Cashflow	159,079	8,271	(3,699,707)	(3,532,357)
At 31 August 2003	481,603	–	5,131,552	5,613,155
Cashflow	(287,895)	–	105,900	(181,995)
At 31 August 2004	193,708	–	5,237,452	5,431,160

24. Reconciliation of net cash flow to movement in net funds

	2004		*2003*		*2002*	
	£	*£*	*£*	*£*	*£*	*£*
(Decrease)/increase in cash in the period	(287,895)		159,079		(531,601)	
Cash outflow from decrease in debt	–		8,271		55,515	
Increase/(decrease) in short term deposits	105,900		(3,699,707)		(3,836,913)	
Change in net funds resulting from cashflows		(181,995)		(3,532,357)		(4,312,999)
Movement in net funds in the year		(181,995)		(3,532,357)		(4,312,999)
Net funds at 1 September		5,613,155		9,145,512		13,458,511
Net funds at 31 August		5,431,160		5,613,155		9,145,512

25. Reconciliation of operating loss to net cash outflow from operating activities

	2004	*2003*	*2002*
	£	*£*	*£*
Continuing activities			
Operating loss	(6,995,999)	(5,954,302)	(4,312,415)
Depreciation on tangible fixed assets	93,114	105,978	124,080
(Gain)/loss on disposal of fixed assets	(6,471)	1,152	9,158
Impairment provision on fixed asset investment	–	–	30,098
Increase in stocks	(307,783)	(42,751)	–
(Increase)/decrease in debtors	(108,041)	2,049,990	(2,145,116)
Increase/(decrease) in creditors	443,733	(129,713)	948,867
Decrease in provision for employer's National Insurance on share option gains	–	–	(16,259)
Increase in provision for share option compensation charge	55,400	31,470	–
Net cash outflow from continuing operating activities	(6,826,047)	(3,938,176)	(5,361,587)

26. Post balance sheet events

Phytopharm announced on 15 December 2004 that it had granted an exclusive global licence to its *Hoodia gordonii* extract to Unilever plc. As part of the agreement, Unilever committed to initial payments totalling approximately £6.5 million ($12.5 million) out of a potential total of £21 million ($40 million) in payments to Phytopharm. In addition, Phytopharm will receive an undisclosed royalty on sales of the product containing the extract. There were no post balance sheet events of significance presented in the 2003 or 2002 statutory accounts.

27. Capital commitments

The Group had no capital commitments contracted but not provided for at 31 August 2004 (2003: £nil, 2002: £nil).

28. Contingent liabilities

The Group had no contingent liabilities at 31 August 2004 (2003: £nil, 2002: £nil).

29. Financial commitments

	2004		*2003*		*2002*	
	Land and buildings £	*Other* £	*Land and buildings* £	*Other* £	*Land and buildings* £	*Other* £
Expiring within one year	–	2,894	–	3,940	–	6,164
Expiring between two and five years inclusive	25,900	19,969	–	44,066	–	6,908
	25,900	22,863	–	48,006	–	13,072

The Group has purchase obligations of £2,643,057 in respect of its sub-contracted research and development activities as at 31 August 2004 (2003: £944,535, 2002: £1,296,880).

30. Related party transactions

There are no related party transactions other than those between Group companies.

PART 6

ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names appear in paragraph 6 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Company

The Company was incorporated and registered in England and Wales on 28 November 1995 with registered number 3131723 under the Act as a public limited company under the name Lawnhale plc. On 13 March 1996 the Company changed its name to Phytopharm plc. The principal legislation under which the Company operates is the Act as amended by the Companies Act 1989. The registered office, head office and the principal place of business in the United Kingdom of the Company is at Corpus Christi House, 9 West Street, Godmanchester, Huntingdon, Cambridgeshire PE29 2HY.

3. Share Capital

3.1 The Ordinary Shares are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. The Company's ADSs trade in the US over-the-counter market. Each ADS represents two Ordinary Shares.

3.2 The New Ordinary Shares are in registered form and are capable of being held in uncertificated form. Application has been made for Admission and it is expected that dealings in the New Ordinary Shares will commence on 5 May 2005. Save in respect of the Offering, none of the New Ordinary Shares have been marketed or are available in whole or in part to the public in conjunction with the application for the New Ordinary Shares to be admitted to the Official List. In connection with the Offering, temporary documents of title will not be issued. However, it is expected that share certificates, for those who wish to receive them, will be posted first class to Shareholders on 12 May 2005.

3.3 As at 8 April 2002 the authorised share capital of the Company was £500,000 divided into 50,000,000 Ordinary Shares and the issued share capital of the Company was £385,851.70 divided into 38,585,170 Ordinary Shares. Since that date there have been the following changes in the authorised share capital and the issued and fully paid share capital of the Company:

(a) Since 8 April 2002 the following Ordinary Shares were issued to employees exercising options granted to them under the Phytopharm Option Schemes:

Date	*Number of Shares*	*Price per Share (pence)*
20/05/2002	5,000	192.50
23/05/2002	12,000	192.50
23/05/2002	7,220	45.00
23/05/2002	1,140	389.00
09/12/2002	44,793	45.00
02/06/2003	43,489	45.00
03/06/2003	30,000	45.00
03/06/2003	10,000	99.50
05/06/2003	7,439	45.00
06/06/2003	6,111	45.00
09/06/2003	6,389	45.00

Date	*Number of Shares*	*Price per Share (pence)*
10/06/2003	8,162	45.00
03/07/2003	4,000	45.00
31/07/2003	14,305	45.00
21/10/2003	20,000	45.00
14/11/2003	20,000	45.00
09/01/2004	35,833	45.00
16/06/2004	5,555	45.00
03/12/2004	350,876	45.00

The Company was obliged to pay to the Inland Revenue £157,731.41 arising on the exercise by Dr Dixey of 288,889 share options on 3 December 2004, near the end of the exercise period. Dr Dixey is accordingly obliged to reimburse such amount to the Company. He intends to sell a sufficient number of his shares in the Company, as soon as he is reasonably and legally able, to raise sufficient funds net of tax and costs to enable him to reimburse the Company.

(b) On 27 February 2004 the Company issued 3,882,218 Ordinary Shares pursuant to a placing at a price of 167 pence per share.

(c) By the Resolution to be proposed at the Extraordinary General Meeting it is proposed that:

(i) the Directors be generally and unconditionally authorised, pursuant to section 80 of the Act, to allot relevant securities (as defined in that section) up to an aggregate nominal amount of £80,812 (which represents approximately 18.75 per cent. of the issued share capital of the Company at the date of this document) in connection with the Offering. Such authority will expire on 3 June 2005 and shall be in addition to any existing authority pursuant to the said section 80 to the extent not utilised at the date that the Resolution is passed; and

(ii) the Directors be empowered to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply, provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of £80,812 (which represents approximately 18.75 per cent. of the issued share capital of the Company at the date of this document) pursuant to or in connection with the Offering. Such authority will expire on 3 June 2005.

3.4 The powers referred to at paragraph 3.3(c)(i) and 3.3(c)(ii) will be utilised for the purposes of the Offering.

3.5 On 5 May 2005, 8,081,193 New Ordinary Shares will, subject to Admission, be issued pursuant to the Offering at a price of 125p per Ordinary Share.

3.6 (a) As at the date of this document, the Company has an authorised share capital of £1,000,000 divided into 100,000,000 Ordinary Shares of 1p each and an issued share capital of 43,099,700 Ordinary Shares of 1p each.

(b) Of the authorised share capital of the Company of 100,000,000 Ordinary Shares, 51,180,893 Ordinary Shares, have been issued or will, pursuant to the Offering, be issued and are or will be fully paid or credited as fully paid.

(c) The authorised but unissued share capital following the issue of the New Ordinary Shares pursuant to the Offering will be £488,191.07, representing approximately 48.82 per cent. of the authorised share capital.

(d) The provisions of section 89(1) of the Act confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 89(2) of the Act) which are, or are to be, paid up in cash and apply to the authorised but unissued share capital except to the extent disapplied by the Resolution referred to in paragraph 3.3(c)(ii).

3.7 As at 8 April 2005 the following options to subscribe for 3,078,464 Ordinary Shares are outstanding under the Phytopharm Option Schemes described in paragraph 5 below:

Number of Ordinary Shares under option	*Option price*	*Exercise period*
1996 Approved Scheme		
8,000	192.50p	24/04/1999 to 23/04/2006
13,043	230.00p	23/06/2002 to 22/06/2009
12,987	231.00p	20/09/2002 to 19/09/2009
10,291	291.50p	06/12/2002 to 05/12/2009
20,911	389.00p	15/12/2002 to 14/12/2009
6,703	447.50p	17/04/2003 to 16/04/2010
7,142	420.00p	20/04/2003 to 19/04/2010
5,000	440.00p	02/05/2003 to 01/05/2010
6,269	478.50p	12/06/2003 to 11/06/2010
4,354	689.00p	18/09/2003 to 17/09/2010
6,164	657.50p	07/12/2003 to 06/12/2010
2,946	600.00p	07/03/2004 to 06/03/2011
5,875	468.00p	21/08/2004 to 20/08/2011
2,685	465.50p	04/09/2004 to 03/09/2011
23,239	477.50p	06/12/2004 to 05/12/2011
2,170	541.50p	31/12/2004 to 30/12/2011
3,117	561.50p	04/03/2005 to 03/03/2012
1,515	495.00p	16/04/2005 to 15/04/2012
900	450.00p	02/07/2005 to 01/07/2012
99,421	116.50p	06/12/2005 to 05/12/2012
1996 Unapproved Scheme		
26,957	230.00p	23/06/2002 to 22/06/2006
27,013	231.00p	20/09/2002 to 19/09/2006
4,709	291.50p	06/12/2002 to 05/12/2006
44,879	389.00p	15/12/2002 to 14/12/2006
3,297	447.50p	17/04/2003 to 16/04/2007
10,358	420.00p	20/04/2003 to 19/04/2007
3,731	478.50p	12/06/2003 to 11/06/2007
4,146	689.00p	18/09/2003 to 17/09/2007
50,501	657.50p	07/12/2003 to 06/12/2007
40,000	230.00p	23/06/2004 to 22/06/2006
15,000	460.00p	01/08/2004 to 31/07/2008
40,000	231.00p	20/09/2004 to 19/09/2006
15,000	291.50p	06/12/2004 to 05/12/2006
45,799	477.50p	06/12/2004 to 05/12/2008
65,788	389.00p	15/12/2004 to 14/12/2006
10,000	447.50p	17/04/2005 to 16/04/2007
17,500	420.00p	20/04/2005 to 19/04/2007
5,000	440.00p	02/05/2005 to 01/05/2007
26,429	477.50p	21/05/2005 to 20/05/2009
10,000	478.50p	12/06/2005 to 11/06/2007
8,500	689.00p	18/09/2005 to 17/09/2007
140,114	116.50p	06/12/2005 to 05/12/2009
55,424	657.50p	07/12/2005 to 06/12/2007
2,945	600.00p	07/03/2006 to 06/03/2008
15,000	460.00p	01/08/2006 to 31/07/2008
3,205	468.00p	21/08/2006 to 20/08/2008

Number of Ordinary Shares under option	*Option price*	*Exercise period*
1996 Unapproved Scheme		
2,685	465.50p	04/09/2006 to 03/09/2008
62,499	477.50p	06/12/2006 to 05/12/2008
2,170	541.50p	31/12/2006 to 30/12/2008
3,116	561.50p	04/03/2007 to 03/03/2009
1,515	495.00p	16/04/2007 to 15/04/2009
26,430	477.50p	21/05/2007 to 20/05/2009
900	450.00p	02/07/2007 to 01/07/2009
225,211	116.50p	06/12/2007 to 05/12/2009
2003 EMI Approved Scheme		
311,646	142.50p	02/05/2006 to 01/05/2013
275,491	212.50p	09/12/2006 to 08/12/2013
71,387	185.00p	05/05/2007 to 04/05/2014
242,713	181.50p	03/12/2007 to 02/12/2014
2003 Unapproved Scheme		
137,527	212.50p	09/12/2006 to 08/12/2013
74,532	185.00p	05/05/2007 to 04/05/2014
26,335	181.50p	03/12/2007 to 02/12/2014
2003 Unapproved Performance Plan		
50,000	1.00p	07/07/2006 to 06/01/2007
180,280	1.00p	03/12/2006 to 02/06/2007
Performance Share Awards		
300,000	1.00p	06/12/2005 to 05/06/2006
150,000	1.00p	03/12/2007 to 02/06/2008

All such options were granted for nil consideration.

3.8 The terms of a letter of engagement between the Company and GMCG, LLC dated 10 May 2004 (further details of which are set out in paragraph 10.4 of this part 6) provide for the Company to issue to GMCG, LLC on 1 April 2005 warrants giving it the right for a period of five years from the date of issue to purchase up to 427,400 Ordinary Shares in Phytopharm at a strike price of £2.81 per Ordinary Share. The issue of these warrants on 1 April 2005 is subject to the following conditions:

(a) the implementation of the Company's Level I ADR program, which took effect in August 2004;

(b) the implementation of the Level II ADR program which entails listing of the Company's ADSs on the US Nasdaq Stock Markets' Small Cap market which has not yet occurred; and

(c) the Company's Shareholders passing the necessary resolutions in general meeting authorising the issue of the warrants.

As the above conditions were not satisfied by 1 April 2005, the warrants will not be granted to GMCG other than in the following circumstances:

(a) if the delay in the listing of the Company's securities on the US Nasdaq Stock Markets' Small Cap market was caused either by a decision of Phytopharm not to proceed with the listing or by a legal or accounting issue not contemplated at the date of the letter of engagement; and

(b) if within one year from the termination of the payment of the retention fee which is payable to GMCG or cancellation of the letter of engagement, Phytopharm completes a listing of its securities on the US Nasdaq Stock Markets' Small Cap market.

3.9 The following table lists the closing middle market quotations for an Ordinary Share (as derived from the London Stock Exchange Daily Official List) for the first dealing day in each of the six months before the date of this document and on 7 April 2005 (being the latest practicable date prior to the printing of this document):

Date	*Market Value*
1 November 2004	150.00p
1 December 2004	190.00p
4 January 2005	204.00p
1 February 2005	195.00p
1 March 2005	150.00p
1 April 2005	131.00p
7 April 2005	131.50p

3.10 Save as disclosed in this part 6:

(a) there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any of its subsidiaries (other than intra-group issues by wholly owned subsidiaries) in the three years preceding the date of this document;

(b) no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries in connection with the issue or sale of any share or loan capital of the Company or any of its subsidiaries in the three years preceding the date of this document; and

(c) no share or loan capital of the Company or any of its subsidiaries is under option or is agreed, conditionally or unconditionally, to be put under option.

3.11 Other than pursuant to the Offering, the warrants described in paragraph 3.8 of this part 6 and the exercise of options and award of shares under the Phytopharm Option Schemes, there is no present intention to issue any of the authorised but unissued share capital of the Company.

3.12 The Articles of Association of the Company are, in all respects, consistent with (a) the holding of the Ordinary Shares in uncertificated form, (b) the transfer of title to Ordinary Shares by means of a relevant system and (c) the Uncertified Securities Regulations 2001 (SI 2001 No. 3755). Accordingly, the Directors have resolved to permit the holding of Ordinary Shares in uncertificated form and the transfer of title to Ordinary Shares by means of a relevant system. For these purposes CREST is a relevant system.

3.13 The New Ordinary Shares are being issued at a price of 125p per Ordinary Share, representing a premium of 124p over their nominal value of 1p each, and are payable in full on application.

4. Memorandum and Articles of Association

4.1 The objects clause of the Memorandum of Association of the Company provides that its principal objects include the carrying on of a business as a general commercial company, and the carrying on of business as a holding company, and the carrying on of the business of importers, exporters, manufacturers of and dealers in human and veterinary medicine and the carrying on of the business of chemists.

The objects of the Company are set out in full in clause 4 of the Memorandum of Association which is available for inspection at the address specified in paragraph 14 below.

4.2 The Articles of Association of the Company, which were adopted by a special resolution passed on 18 April 1996 and amended by special resolution on 17 February 2000, contain, *inter alia*, provisions to the following effect:

(a) **Voting Rights**

On a show of hands every member present in person (or, being a corporation, represented by a duly authorised representative) shall have one vote and on a poll every member who is present in person or by proxy (or, being a corporation, represented by a duly authorised representative) shall have one vote for every share of which he is a holder.

(b) **Transfer of Shares**

The Ordinary Shares are in registered form. All transfers of shares may be effected by a transfer in writing in any usual or common form or any other form or by any other manner acceptable to the Directors. The instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) by or on behalf of the transferee. The Directors have absolute discretion to refuse to register any transfer of a partly paid share provided that such discretion may not be exercised in respect of a share listed on the Official List of the UKLA in such a way as to prevent dealings taking place on an open and proper basis. The Directors may also refuse to register a transfer of a share unless:

(i) it is lodged duly stamped (if so required) at the Company's registered office or such other place as the Directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; and

(ii) the transferees do not exceed four in number as joint holders of the share.

(c) **Dividends**

The Company may by ordinary resolution declare dividends in respect of the respective rights of the members, provided that no such dividend shall exceed the amount recommended by the Directors. The Directors may also from time to time declare and pay to the holders of any class of shares carrying a fixed dividend expressed to be payable on fixed dates such interim dividends as appear to them to be justified. No dividend or other monies payable in respect of a share shall bear interest against the Company.

Any dividend unclaimed for a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the Company.

(d) **Disclosure of Interest in Shares**

The Board may, by service of a notice, require any member or other person appearing to be interested or appearing to have been interested in shares of the Company to disclose to the Company in writing and within a reasonable period such information as the Board shall be entitled to require pursuant to Section 212 of the Act. The Board may impose sanctions on a member who is in default in supplying information requested pursuant to the service of such notice provided that a period of 14 days has elapsed after service of the notice (in the case of shares representing not less than 0.25 percent of the shares of any class of the Company) and (in any other case) a period of 28 days. The sanctions available are the suspension of voting or other rights in relation to meetings of the Company in respect of the relevant shares, the withholding of payment of any dividends or other moneys payable on the relevant shares and the restriction of transfers of the relevant shares.

(e) **Distribution of Assets on Liquidation**

On a winding up the liquidator may, with the authority of an extraordinary resolution and any other sanction required by the Act, divide among the members in specie or in kind the whole or any part of the assets of the Company and the liquidator shall, subject to any special rights attached to any shares or the terms of issue thereof, determine how such division shall be carried out as between the members or different classes of members.

(f) **Share Capital**

Without prejudice to any rights conferred on existing holders of any class of share, any share may be issued with such preferred, deferred or other special rights, or such restrictions whether in regard to dividend, return of capital, transfer, voting or otherwise, as the Company may by ordinary resolution determine, or, failing such determination, as the Directors may determine. Subject to the Act, the Company may issue shares which at the option of the Company or the shareholder, are or are liable to be redeemed. The Company may by ordinary resolution consolidate and divide any or all of its share capital into shares of larger amounts; cancel shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; subdivide its shares or any of them into shares of a smaller amount than is fixed by the Memorandum of Association; or increase its share capital.

Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve fund and any share premium account in any manner and with and subject to any incident authorised and consent required by law.

(g) **Variation of Rights**

Whenever the share capital of the Company is divided into different classes of shares, the rights or privileges attached to any class may (unless otherwise provided by the terms of issue of that class) be varied or abrogated, either with the consent in writing of the holders of three-fourths in nominal amount of the issued shares of the class or by an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class, whilst the Company is a going concern or during or in contemplation of a winding up.

(h) **Purchase of Own Shares**

Without prejudice to any special rights previously conferred on the holders of any class of shares for the time being in issue, the Company may purchase its own shares, provided that the Company is authorised by such ordinary resolution as is required by the Act.

(i) **Untraced Members**

The Company is entitled to sell at the best price reasonably obtainable the shares of untraced members, provided that during a period of 12 years at least three dividends have become payable on the shares and no such dividend has been claimed or satisfied, the Company has at the expiration of the 12 year period placed an advertisement in a national daily and local newspaper giving notice of its intention to sell such shares, the Company has not received any communication during that period from the owner of the shares or any person entitled to them by transmission, the member has failed to respond within three months to the advertisements giving notice of the Company's intention to sell and the Company has given notice of such intention to the Quotations Department of the London Stock Exchange.

(j) **Directors**

(i) The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company subject to the provisions of the Articles and the Statutes and to such directions as may be given by the Company in general meeting by special resolution.

(ii) Unless and until the Company in general meeting shall otherwise determine, the number of Directors shall be not more than 12 and not less than 2. A Director shall not be required to hold any shares in the capital of the Company. A Director who is not a member shall nevertheless be entitled to attend and speak at all general meetings of the Company and all separate general meetings of the holders of any class of shares in the capital of the Company.

(iii) No Director shall be disqualified from his office from entering into any contract or arrangement or being interested in any contract or arrangement with the Company or any other company in which the Company is or may have become interested either with regard to his tenure of any other office or place of profit or acting in a professional capacity for the Company. However, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or any other arrangement or proposed arrangement with the Company shall declare the nature and extent of his interest, in accordance with the Statutes.

(iv) A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(A) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(B) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(C) any proposal concerning an offer of securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is, or may be entitled to, participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(D) any other body corporate in which he, or any other person connected with him (within the meaning of section 346 of the Act), is interested, provided that he or any person connected with him do not hold an interest (within the meaning of sections 198-211 of the Act) in one per cent. or more of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

(E) any arrangement, which does not accord him any privilege or benefit not generally accorded to the employees of the Company or any of its subsidiary undertakings to whom the arrangement relates; and

(F) any proposal concerning any insurance which the Company is to purchase and/or maintain for the benefit of Directors or for the benefit of persons who include Directors.

(v) If any question shall arise at any meeting as to the materiality of an interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fully disclosed.

(vi) Save as provided in the Articles, a Director shall not vote or be counted in the quorum present on any motion in respect of any contract, arrangement, or any other proposal in which he has an interest which (together with any interest of any person connected with him within the meaning of section 346 of the Act) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through the Company.

(vii) The Directors shall be entitled to ordinary remuneration at such rate as the Directors may from time to time determine not exceeding in the aggregate an annual sum (excluding amounts payable under any other provision of the Articles) of £150,000 or such larger

amount as the Company may by ordinary resolution determine. Such remuneration shall be divisible in such proportions and in such manner as the Directors may from time to time determine. Such remuneration shall be deemed to accrue from day to day.

(viii) Subject to the provisions of the Statutes, the Directors, or any committee authorised by the Directors, may from time to time appoint one or more of their body to the office of chairman or deputy chairman or to hold such executive office as they may decide for such period and on such terms as they think fit, and may revoke such appointment. The salary or remuneration of any such executive director who in the opinion of the Directors performs services outside the scope of the ordinary duties of a Director may be paid such extra remuneration by way of salary, commission, bonus or otherwise as the Directors may determine.

(ix) The Directors may entrust to and confer upon any Director or any committee (provided that the majority of the members of the committee are Directors) any of the powers and discretions exercisable by them upon such terms and conditions and with such restrictions as they may think fit, including authority to sub-delegate, and either collaterally with or to the exclusion of their own powers and discretions and may from time to time revoke, withdraw, alter or waive all or any of such powers or discretions.

(x) Any Director who is appointed to any executive office or who serves on any committee or who otherwise performs services which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission, bonus or otherwise as the Directors may determine.

(xi) The Directors may be paid all reasonable expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or class meetings or otherwise in connection with the business of the Company.

(xii) A Director or intending Director may be or continue as or become a director or other officer, or member of, or otherwise interested in, any body corporate promoted by the Company or in which the Company may be interested, and no such Director shall be accountable to the Company for any remuneration or other benefits received or receivable by him. Subject to the provisions of the Act, a Director may hold any other office or place of profit under the Company, except that of auditor, in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company, and may retain for his own absolute use and benefit all emoluments, dividends, profits, benefits and other advantages accruing to him therefrom.

(xiii) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (subject to the Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(xiv) Section 293 of the Act (which regulates the appointment and continuation in office of directors who have attained the age of 70) shall not apply to the Company.

(xv) Each Director shall have the power at any time to appoint by writing as an alternate Director either (A) another director or (B) any other person approved for that purpose by a resolution of the Directors, and, at any time by writing, to terminate such appointment.

(xvi) Subject to the Articles, at each Annual General Meeting one-third of the Directors for the time being shall retire from office by rotation. In any event, each Director shall offer himself for re-election on at least one occasion in every period of three years, such period being calculated from the date of his appointment or last re-election as the case may be. A retiring Director shall be eligible for re-election.

(xvii) Without prejudice to the provisions of the Articles, the Directors may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers, employees of the Company, or of any other company in which the Company has any interest, whether direct or indirect, or who are or were at any time trustees of any pension fund, employees' share scheme or any other scheme or arrangement principally for the benefit of employees in which employees of the Company, or of any such other company, are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise of their powers and/or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company or any such other company, pension fund, employees' share scheme or other scheme or arrangement.

(xviii) The Directors may exercise all the powers of the Company to give or award pensions, or other retirement superannuation, death or disability benefits to, *inter alia*, any Directors or ex-directors of the Company or any other company in which the Company is or may have been or may become interested and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

(k) **Borrowing Powers**

(i) The Directors may, save as the Articles otherwise provide, exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and, subject to the provisions of the Statutes and the Articles, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(ii) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all monies borrowed by the Company and any subsidiary undertakings for the time being (in this paragraph, the "Group") and for the time being owing to persons outside the Group shall not at any time, without the previous sanction of an ordinary resolution of the Company in general meeting, exceed a sum equal to two and a half (2.5) times the adjusted total of capital and reserves.

5. Company's Share Option Schemes

The Company has established eight share option schemes (including two performance plans) details of which are as follows:

5.1 The Phytopharm Share Option Scheme

This scheme is now closed and no options are outstanding.

5.2 The Phytopharm plc 1996 Inland Revenue Approved Company Share Option Plan

This scheme has been approved by the Inland Revenue under the Income and Corporation Taxes Act 1988. It is administered by the remuneration committee of the Board. The determinations and decisions of the committee are subject to the approval of the Board. This scheme is now closed and no further grants will be made. The main features of the scheme are as follows:

(a) **Eligibility**

All employees of the Company, Phytotech Limited or any other participating company (as determined by the Directors) in the group of companies of which the Company is a member (together with the Company and Phytotech Limited the "Participating Companies") (including

full time executive directors) are eligible to participate if they are not due to retire within 2 years from the date of grant and are not precluded from participating by paragraph 8 of Schedule 9 of the Taxes Act.

(b) **Grant of options**

Directors may grant options to acquire Ordinary Shares to such eligible employees as they at their absolute discretion think fit during the six weeks following:

(i) the date of approval of the plan or any amendments thereto;

(ii) the announcement of the Company's interim or final results in each year; a day on which the Company issues any prospectus listing particulars or other document containing equivalent information relating to shares in the Company; or

(iii) a day on which any announcement is made of modifications to be made to the Taxes Act insofar as it applies to share option schemes;

or on any day on which the Directors resolve that exceptional circumstances exist which justify the grant of options.

The 1996 Approved Share Scheme does not provide for the payment of consideration in respect of the grant of any option.

(c) **Exercise price**

(i) The exercise price per Ordinary Share shall be determined by the Directors and shall not be less than the higher of the nominal value of the Ordinary Share and the market value (the middle market quotation of such Ordinary Shares as derived from the London Stock Exchange Daily Official List) on the dealing day immediately preceding the date of grant.

(ii) In the event of a variation in the share capital of the Company, the option price and/or the number of Ordinary Shares may be adjusted in such manner as the auditors of the Company confirm in writing to be fair and reasonable (except in the case of a capitalisation issue) provided that:

(A) the option price is not reduced below its nominal value unless the Directors shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of each share in respect of which the option is exercised exceeds the adjusted exercise price and to apply such sum in paying up such amount on such share, and so that on the exercise of any option in respect of which such a reduction shall have been made the Directors shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid;

(B) no adjustment shall be made without the prior approval of the Inland Revenue; and

(C) following the adjustment the shares continue to satisfy the conditions specified in paragraphs 1 to 14 inclusive of Schedule 9 to the Taxes Act.

(d) **Individual limits**

(i) No option may be granted to a participant if this would, at the date of grant, cause the total of the aggregate market value of Ordinary Shares comprised in such option together with aggregate market value (as at the date of grant of the respective options) of any Ordinary Shares he may acquire pursuant to the options granted under the 1996 Approved Scheme and any other Inland Revenue approved share option scheme (not being a savings related scheme) established by the Company to exceed £30,000 (or such other amount as is for the time being specified in paragraph 28(1) of Schedule 9 to the Taxes Act).

(ii) No option may be granted to a participant if this would, at the date of grant, cause the total of the aggregate market value of Ordinary Shares comprised in such option together with the aggregate market value (as at the date of grant of the respective options) of Ordinary Shares over which options have been granted to that participant under the 1996 Approved Scheme and under any other Inland Revenue approved share option scheme (not being a savings related scheme) adopted by the company or any associated company to exceed four times those emoluments of office or employment in a Participating Company as are liable to be paid under deduction of tax according to PAYE rules but leaving out the value of any benefits-in-kind included under Chapter II of Part V of the Taxes Act ("Relevant Emoluments").

(e) **Rights and restrictions**

(i) Options may be granted on the basis that their exercise shall be subject to such objective constraints as to the date of exercise and/or such objective conditions of performance to be satisfied as the Directors may in their discretion determine prior to or on the grant of options.

(ii) Options granted under the 1996 Approved Scheme will be divided equally between the two performance criteria described below. The exercise of an option shall be subject to the performance condition that the increase between an amount equal to ninety one percent of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the third anniversary of the date of grant of that option shall be at least one and a half times (in the case of half the options granted) or twice (in the case of the other half) the increase over the period from the date of grant to such date in the FT Actuaries All Share Index.

(iii) An option granted under the scheme may generally only be exercised within the period of three to ten years after the date of grant except in circumstances referred to in sub-paragraphs (iv) to (vii) below.

(iv) An option which is designated as a "Basic Option" shall become exercisable as to one third of the shares under option on each of the first, second and third anniversaries of the relevant date of grant.

(v) An option which is designated as a "Super Option" shall become exercisable as to one fifth of the shares under option on each of the first, second, third, fourth and fifth anniversaries of the relevant date of grant.

(vi) An option is exercisable within a limited period:

(A) if the option holder ceases to be employed by a Participating Company by reason of death, injury, disability, retirement or redundancy provided that if the option holder so ceases to be employed before the third anniversary of the date of grant (in the case of Basic Options) or before the fifth anniversary of the date of grant (in the case of Super Options) any options which shall not by that time have become exercisable in accordance with sub-paragraphs (iv) or (v) above shall lapse;

(B) if his employing company ceases to be a member of the group of companies of which the Company is a member; or

(C) at the discretion of the Directors, if he ceases to be a director or employee of any Participating Company for any other reason.

(vii) Options are exercisable within a limited period in the event of a takeover of the Company or if any person becomes bound or entitled to require shares in the Company under sections 428 to 430F of the Companies Act 1985 or if the Court sanctions a compromise or arrangement under section 425 of the Companies Act 1985 for the Company's reconstruction or amalgamation with another. Where an acquiring company so agrees, rights under the plan may be exchanged for options over the acquiring company's shares. Options

are exercisable within a limited period in the event of the voluntary winding up of the Company.

(viii) The Ordinary Shares allotted under the 1996 Approved Scheme will rank *pari passu* with the Company's issued Ordinary Shares save that they are not entitled to participate in any dividend or other right which is announced or arises before date of the allotment.

(f) **Administration and Amendment**

(i) The 1996 Approved Scheme shall be administered under the direction of the Directors who may amend it by resolution in any respect provided that no amendment to the advantage of participants shall be made without prior consent of the Company in general meeting, other than minor amendments to benefit the administration of the plan, to any of the following: (a) the periods during which options may be granted and exercised; (b) the basis of calculation of the exercise price; (c) the total number of new Ordinary Shares available for the plan; (d) the persons eligible to participate; (e) the maximum value of Ordinary Shares over which a person may be granted options; (f) the rules governing reorganisation of capital, takeover, reconstruction or the winding-up of the Company; (g) the rights attaching to Ordinary Shares issued or transferred on the exercise of options; (h) the non-transferability and non-assignability of options; or (i) the rules governing amendment of the plan.

(ii) No amendment shall operate to affect to his disadvantage any rights already acquired by a participant without his consent.

(iii) No amendment shall have effect until it has been approved by the Inland Revenue.

(g) **Termination**

The Directors may at any time resolve to cease making further grants of options under the plan but in such event the subsisting rights of participants will not thereby be affected.

5.3 The Phytopharm plc 1996 Unapproved Discretionary Share Option Scheme

The 1996 Unapproved Scheme is not approved by the Inland Revenue. It is administered by the remuneration committee of the Board, the determinations of which are subject to the approval of the Board. The rules of the 1996 Approved Scheme, to the extent that these are described in paragraph 5.2 above, apply equally to the 1996 Unapproved Scheme with the exception of the following:

(a) **Eligibility**

Any employee or director of any Participating Company is eligible, without any requirement that the directors be employed on a full-time basis.

(b) **Individual Limits**

Subject to sub-paragraph (c) below, the number of shares over which an option may be granted to any participant on any date of grant shall be limited and take effect so that the aggregate market value at the relevant dates of grant of shares over which options have been granted to that participant and are outstanding at any time under the 1996 Unapproved Scheme and any other discretionary share option scheme adopted by the Company or any associated company shall not:

(i) in the case of Basic Options exceed the greater of:

(A) four times his Relevant Emoluments for the current or preceding year of assessment (whichever shall be the greater); and

(B) if he has no Relevant Emoluments for the preceding year of assessment four times his Relevant Emoluments for the twelve months commencing with the first day in the current year of assessment in respect of which he has Relevant Emoluments; and

(ii) in the case of Super Options a further number equal to the greater of the amounts calculated in accordance with sub-paragraph (i) above,

provided that no grant of options shall be counted more than once for the purposes of sub-paragraphs (i) and (ii) above.

(c) In addition to the limits specified in sub-paragraph (b) above, a participant may in each year of assessment be granted options (which may be Basic Options, Super Options or a combination thereof as the Directors shall determine) over shares worth up to the amount of his Relevant Emoluments for the current or preceding year of assessment (whichever shall be the greater).

(d) **Rights and restrictions**

(i) The 1996 Unapproved Scheme purports to disapply the rules regarding exercise of options described in sub-paragraphs 5.2(e)(iii) and (vi) above.

(ii) An option granted under the 1996 Unapproved Scheme is not transferable and generally may only be exercised within the period of five to seven years after the date of grant except in the circumstances referred to in sub-paragraphs 5.2(e)(vi) and (vii) above. The exercise of an option shall be subject to the performance condition that the increase between an amount equal to ninety one percent of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the fifth anniversary of the date of grant of that option shall be at least one and a half times the increase over the period from the date of grant to such date in the Pharmaceuticals Index as published by the Financial Times as a constituent part of the FT Actuaries All Share Index.

(e) **Scheme limits under the 1996 Approved Scheme and the 1996 Unapproved Scheme**

The number of unissued Ordinary Shares over which options may be granted under the 1996 Approved Scheme and the 1996 Unapproved Scheme on any date of grant shall be limited so that the number of Ordinary Shares which may be issued on the exercise of options:

(i) when aggregated with the number of Ordinary Shares issued or issuable during the period of ten years after the date of adoption under any employee share scheme adopted by the Company in general meeting (other than a share option scheme) and the number of Ordinary Shares issued or capable of being issued pursuant to options granted during the period of ten years after the date of adoption under the 1996 Approved Scheme and the 1996 Unapproved Scheme or any other employee share option scheme adopted by the Company in general meeting shall not exceed fifteen per cent of the number of shares in issue at that date of grant; and

(ii) when aggregated with the number of Ordinary Shares issued or issuable during any period of five years under any employee share scheme adopted by the Company (other than a share option scheme) and the number of Ordinary Shares issued or capable of being issued pursuant to options granted during any period of five years under the 1996 Approved Scheme and the 1996 Unapproved Scheme or any other employee share option scheme adopted by the Company in general meeting shall not (except to the extent that the excess is comprised of options which vest after five years) exceed seven and one half per cent of the number of Ordinary Shares in issue at that date of grant; and

(iii) when aggregated with the number of Ordinary Shares issued or capable of being issued during any period of ten years pursuant to options granted during the period of ten years after the date of adoption under the 1996 Approved Scheme and the 1996 Unapproved Scheme or any other employee share option scheme (other than a savings related scheme) adopted by the Company shall not (except to the extent that the excess is comprised of options which vest after five years) exceed seven and one half per cent of the number of Ordinary Shares in issue at the date of grant; and

(iv) when aggregated with the number of shares issued or capable of being issued pursuant to options granted during any period of three years under the 1996 Approved Scheme or the 1996 Unapproved Scheme or any other employee share option scheme (other than a savings related scheme) adopted by the Company shall not exceed five per cent of the number of Ordinary Shares in issue at that date of grant provided that the restriction imposed in sub-paragraph (iii) above shall not apply for the first five years following the date of adoption.

5.4 The Inland Revenue Approved Phytopharm Share Option Plan 2003

This scheme has been approved by the Inland Revenue under the Taxes Act. It is administered by the remuneration committee of the Board (the "Committee"). The determinations and decisions of the Committee are subject to the approval of the Board. The main features of the scheme are as follows:

(a) **Eligibility**

All full-time directors and all employees (whether full-time or part-time) of the Company or any subsidiary of the company are eligible to participate if they are not due to retire within six months from the date of grant and are not precluded from participating by paragraph 8 of Schedule 9 of the Taxes Act.

(b) **Grant of options**

Directors may grant options to acquire (whether by transfer or subscription) fully paid up, unrestricted, ordinary shares in the Company to eligible employees:

(i) during the six weeks following the date of approval of the plan, the dealing day next following the date of announcement of the Company's results for any period, or the removal of any restriction imposed under statute, order or regulation which had previously prevented the grant of an option at any of the times described above; or

(ii) at any other time when the circumstances are considered by the Committee to be sufficiently exceptional to justify its grant,

but in any case not before Inland Revenue approval is obtained to the plan and within the period of 10 years from the date of approval of the plan by the Company's shareholders.

(c) There shall be no monetary consideration for the grant of any option under the 2003 Approved Scheme.

(d) **Exercise price**

(i) The option price per Ordinary Share shall be determined by the Board but shall not be less than:

(A) if the price of shares of the same class as those shares are listed in the London Stock Exchange Daily Official List, the price shall be the middle-market quotation of shares of that class (as derived from that List) on the dealing day immediately preceding the date of grant or on the date of grant, as selected by the Committee, provided that no such dealing day shall fall before the day on which the Company last announced its results for any period;

(B) if sub-paragraph (A) above does not apply, the market value (within the meaning of Part VII of the Taxation of Chargeable Gains Act 1992) of shares of that class, as agreed in advance with Shares Valuation of the Inland Revenue, on the date of grant; and in the case of an option to acquire shares by subscription, the nominal value of those shares.

(ii) In the event of a variation in the share capital of the Company, the Board may make such adjustments to the exercise price and/or the number of Ordinary Shares as it considers appropriate provided that:

(A) the exercise price may only be reduced below the nominal value of the Shares if and to the extent that the Board shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the shares in respect of which the option is exercised and which are to be allotted pursuant to such exercise exceeds the price at which the same may be subscribed for and to apply such sum in paying up such amount on such shares; and so that on exercise of any option in respect of which such a reduction shall have been made the Board shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid; and

(B) no adjustment shall be made without the prior approval of the Inland Revenue.

(e) **Individual limits**

(i) No option may be granted to a participant if this would, at the date of grant, cause the aggregate market value of the shares which he may acquire pursuant to the options granted to him under the 2003 Approved Scheme and any other share option scheme (not being a savings related share option scheme) approved under Schedule 9 to the Taxes Act and established by the Company or by any associated company of the Company (and not exercised) to exceed £30,000 or such other limit as may apply from time to time for the purposes of paragraph 28(1) of Schedule 9 to the Taxes Act.

(ii) No participant shall be granted options which would, at the time they are granted, cause the aggregate price at which he may acquire shares in pursuance of options granted under the plan and options granted under the Phytopharm Performance Share Plan 2003 to him in any year to exceed 250 per cent. of the salary payable to such person at that time by the Company and/or its subsidiaries.

(f) **Rights and restrictions**

(i) An option may only be exercised under the 2003 Approved Scheme to the extent that a performance condition, based on the Company's total shareholder return (TSR) relative to two separate peer groups, has been satisfied. Two thirds of the options will become exercisable by reference to the Company's performance compared to a group of UK listed biotechnology companies (the "first comparator group"). The remaining one third will be exercisable by reference to the Company's performance compared to the constituents of the FTSE Small Cap Index on a date close to the options' grant date (the "second comparator group").

(ii) An option granted under the 2003 Approved Scheme may generally only be exercised within the period of three to ten years after the date of grant except in circumstances referred to in sub-paragraphs (iii) to (iv) below.

(iii) If any participant dies before exercising an option granted to him under the 2003 Approved Scheme and at a time when either he is a director or employee of a member of the group of companies to which the Company belongs (a "Group Member"), the option may be exercised by his personal representatives within 12 months after the date of his death.

(iv) If any participant ceases to be a director or employee of a Group Member (otherwise than by reason of his death), options granted to him under the 2003 Approved Scheme may be exercised within a limited period and subject to certain percentage limitations.

(v) Options are exercisable within a limited period in the event of a takeover of the Company or if any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Companies Act 1985 or if the Court sanctions a compromise or scheme of arrangement under section 425 of that Act or in the event of an order or resolution for the Company's winding-up and will in certain circumstances lapse if not so exercised. Where an acquiring company so agrees and provided that certain conditions are satisfied, options may be exchanged for options over shares in the acquiring company or such other company as falls within paragraph 10 (b) or (c) of Schedule 9 to the Taxes Act.

(vi) Options granted under the 2003 Approved Scheme are not transferable.

(vii) All shares allotted under the 2003 Approved Scheme shall rank *pari passu* in all respects with the shares of the same class for the time being in issue save as regards any rights attaching to such shares by reference to a record date prior to the date of the allotment.

(g) **Alterations**

(i) The Committee may at any time alter the 2003 Approved Scheme provided that (with the exception of certain minor alterations) no alteration or addition to the advantage of the persons to whom options may be granted may be made to any of the provisions concerning eligibility, the limits on individual participation and the number of shares which may be issued under the plan, the terms of exercise, the rights attaching to the shares acquired and the adjustment of options on a variation of capital without the prior approval by ordinary resolution of the Company in general meeting.

(ii) No alteration or addition to the disadvantage of any participant shall be made unless the Board shall have invited every relevant participant to give an indication as to whether or not he approves the alteration or addition and the alteration or addition is approved by a majority of those participants who have given such an indication.

(iii) No alteration which solely relates to a performance condition subject to which an option has been granted shall be made unless:

(A) there shall have occurred an event which shall have caused the Committee reasonably to consider that the performance condition would not, without the alteration, achieve its original purpose;

(B) the Committee shall act fairly and reasonably in making the alteration; and

(C) the amended performance condition will in the option of the Committee make the performance condition materially no less challenging than was the case when originally imposed or, if this is not the case, that prior approval by ordinary resolution of the members of the Company is obtained to the amendment.

5.5 The Enterprise Management Incentive Approved Phytopharm Share Option Plan 2003

The 2003 EMI Approved Scheme is approved by the Inland Revenue. It is administered by the Committee, the determinations of which are subject to the approval of the Board. The rules of the 2003 Approved Scheme, to the extent that these are described at paragraph 5.4 above, apply equally to the 2003 EMI Approved Scheme with the exception of the following:

(a) **Eligibility**

(i) A person is only eligible to be granted an option under the 2003 EMI Approved Scheme (an "EMI Option") if he is an employee of the Company or a qualifying subsidiary (being a 75 per cent. subsidiary) and if his committed time to the Company and/or a qualifying subsidiary amounts to at least 25 hours a week or if less, 75 per cent. of his working time, in compliance with paragraph 29 of Schedule 14 to the Finance Act 2000 ("Schedule 14").

(ii) A person is not eligible to be granted an EMI Option at any time:

(A) within six months immediately preceding the date on which it is anticipated that he will retire; or

(B) when he is not eligible to participate in the scheme by virtue of paragraph 30 of Schedule 14 (no material interest requirement).

(b) **Individual limits**

(i) No person shall be granted an EMI Option which would at the time it is granted, result in that person exceeding the maximum entitlement as prescribed in paragraph 10 of Schedule 14 (£100,000 at the time of drafting of the 2003 EMI Approved Scheme)

(ii) The limits set out at sub-paragraph 5.4(e)(i) above shall not apply to options granted under the 2003 EMI Approved Scheme.

(c) **Alterations**

(i) The rule set out in sub-paragraph 5.4(g)(ii) above shall not apply to EMI Options.

(ii) No alteration to the disadvantage of any holder of an EMI Option shall be made unless that participant has been consulted and has agreed to the alteration, except any alteration to an EMI Option as a result of an event within paragraph 49 of Schedule 14.

5.6 The Unapproved Phytopharm Share Option Plan 2003

The 2003 Unapproved Scheme has not been approved by the Inland Revenue. It is administered by the Committee, the determinations of which are subject to the approval of the Board. The rules of the 2003 Approved Scheme, to the extent that these are described at paragraph 5.4 above, apply equally to the 2003 Unapproved Scheme, with the exception of the following:

(a) **Rights and restrictions**

Where an option granted under the 2003 Unapproved Scheme has been exercised by any person in respect of any number of shares, and those shares have not yet been allotted or transferred to him the Board may determine that, in substitution for his right to acquire such number of those option shares as the Board may decide (but in full and final satisfaction of his said right), he shall either:

(i) be paid by way of additional emoluments a cash sum equal to the settlement value of that number of option shares ; and/or

(ii) be delivered shares (held in treasury or otherwise) with a market value equal to the settlement value of the option shares.

For the purposes of sub-paragraph (a) above, the "settlement value" of any option shares is the amount by which the middle-market quotation of shares of that class, as derived from the London Stock Exchange Daily Official List, on the dealing day immediately preceding that date on which the option was exercised (or, if shares of the same class are not so listed at that time, the Board's opinion of the market value of those shares), exceeds the price at which those shares may be acquired by the exercise of the option. If the Board wishes to deliver shares pursuant to sub-paragraph (a)(ii) above, this same market value will be used to value the shares to be transferred and any stamp duty payable on the delivery of the shares will be met by the participant's employing company.

(b) **Scheme limits under the 2003 Approved Scheme, the 2003 EMI Approved Scheme and the 2003 Unapproved Scheme.**

(i) No shares shall be issued under the 2003 Approved Scheme, the 2003 EMI Approved Scheme or the 2003 Unapproved Scheme which would, at the time they are issued, cause the number of Ordinary Shares in the Company, which shall have been or may be issued in pursuance of options and/or awards granted after 24 April 1996 and the period of 10 years ending at that time, or been issued in that period otherwise than pursuant to options and/or awards, under the schemes or under any other employees' share scheme adopted by the Company to exceed such number as represents 15 per cent. of the ordinary share capital of the Company in issue at such time.

(ii) The maximum value of shares over which unexercised EMI Options may subsist at any one time will be limited as prescribed in paragraph 11 of Schedule 14 (£3,000,000 at the time of drafting of the 2003 EMI Approved Scheme).

5.7 The Unapproved Phytopharm Performance Plan 2003

This scheme has not been approved by the Inland Revenue. It is administered by the remuneration committee of the Board (the "Committee"). The determinations and decisions of the Committee are subject to the approval of the Board. The main features of the scheme are as follows:

(a) **Eligibility**

All full-time directors and all employees (whether full-time or part-time) of the Company or any of its subsidiaries are eligible to participate if they are not due to retire within six months from the date of grant.

(b) **Grant of options**

Directors may grant options to eligible employees subject to such performance conditions as the Committee shall determine at that time:

(A) during the six weeks following the date of approval and adoption of the plan, the dealing day next following the date of announcement of the Company's results for any period, or the removal of any restriction imposed under statute, order or regulation which had previously prevented the grant of an option at any of the times described above; or

(B) at any other time when the circumstances are considered by the Committee to be sufficiently exceptional to justify its grant, but in any case not before Inland Revenue approval is obtained to the plan,

provided that grants may only be made within the period of 10 years from the date of approval of the plan by the Company's shareholders.

(c) **Option price**

There shall be no monetary consideration for the grant of any award under the 2003 Unapproved Performance Plan.

(d) **Individual limits**

No option may be granted to a participant in any financial year of the Company if the grant of such option would result in the aggregate market value of all the shares over which grants have been made in that year to exceed 100 per cent. of the salary of such person.

(e) **Rights and restrictions**

(i) The number of options exercisable under the 2003 Share Performance Plan will be determined by reference to a performance condition based on the Company's total shareholder return (TSR) relative to two separate peer groups over a three year period. Two thirds of the options will become exercisable by reference to the Company's performance compared to a group of UK listed biotechnology companies (the "first comparator group"). The remaining one third will be exercisable by reference to the Company's performance compared to the constituents of the FTSE Small Cap Index on a date close to the options' grant date (the "second comparator group").

(ii) An option granted under this scheme is not transferable and generally may only be exercised within six months of the expiry of a three year period following the date of grant (or such longer period as is determined by the Committee in the event that the Company is in a prohibited period at that time preventing the exercise of an option).

(iii) An option is exercisable within a limited period and subject to certain percentage limitations if the option holder ceases to be employed by reason of death, injury, disability or redundancy or because his employing company ceases to be a member of the group of companies to which the Company belongs.

(iv) The exercise of an option will be subject to certain percentage limitations if the option holder ceases to be employed by reason of retirement.

(v) Options are exercisable within a limited period and subject to certain percentage limitations in the event of a takeover or winding-up of the Company, or if any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Companies Act 1985, or if the Court sanctions a compromise or arrangement under section 425 of the Companies Act 1985.

(vi) The Ordinary Shares allotted under the 2003 Share Performance Plan will rank equally in all respects with the Company's issued Ordinary Shares except for any rights attaching to those shares by reference to a record date prior to the date of allotment.

(f) **Alteration**

(i) The Committee may at any time alter the 2003 Share Performance Plan provided that (with the exception of certain minor alterations) no alteration or addition to the advantage of the persons to whom options may be granted may be made to any of the provisions concerning eligibility, the limits on individual participation and the number of shares which may be issued under the plan, the terms of exercise, the rights attaching to the shares acquired and the adjustment of options without the prior approval by ordinary resolution of the members of the Company.

(ii) No alteration or addition to the disadvantage of any participant shall be made unless the Board shall have invited every relevant participant to give an indication as to whether or not he approves the alteration or addition and the alteration or addition is approved by a majority of those participants who have given such an indication.

(iii) The Committee may in its absolute discretion amend the performance conditions that apply to an option provided that:

(A) there shall have occurred an event which shall have caused the Committee reasonably to consider the performance condition would not, without the alteration, achieve its original purpose;

(B) the Committee acts fairly and reasonably in making the alteration; and

(C) the amended performance condition will in the opinion of the Committee make the performance condition materially no less challenging than was the case when originally imposed, or if this is not the case, that prior approval by ordinary resolution of the members of the Company is obtained to the amendment.

(g) **Scheme limits under the 2003 Unapproved Performance Plan**

No shares shall be issued under the 2003 Unapproved Performance Plan which would, at the time they are issued, cause the number of Ordinary Shares in the Company which shall have been or may be issued in pursuance of options and/or awards granted after 24 April 1996 and in the period of 10 years ending at that time, or been issued in that period otherwise than pursuant to options and/or awards, under the 2003 Unapproved Performance Plan or under any other employees' share scheme adopted by the Company to exceed such number as represents 15 per cent. of the ordinary share capital of the Company in issue at that time.

5.8 Performance Share Awards

The remuneration committee of the Company has made performance share awards at par of 300,000 Ordinary Shares to Dr D Rees on 6 December 2002 and 150,000 Ordinary Shares to Dr W Chong on 3 December 2004. The remuneration committee granted these awards to retain the services of Dr D Rees and Dr W Chong. These awards are subject to performance conditions and the benefits are not pensionable. The performance conditions are based on TSR over a three year period (with no retesting opportunities) when compared to peer groups comprising other biotech and pharmaceutical companies (applicable at the date of grant) for two thirds of the shares and to the FTSE SmallCap index for the remaining one third. In each case 25% of the shares awarded will vest for median performance against the comparator group rising prorata to 100% for upper decile and above performance. None of the shares

awarded will vest for below median performance. TSR is considered by the remuneration committee to be the most robust method of measuring company performance over the period. The terms of the award will not be amended to the benefit of Dr D Rees or Dr W Chong without seeking shareholder approval.

6. Directors' Service Agreements and Remuneration

6.1 The Directors, their respective functions and their biographical details are as follows:

(a) **Mr Gordon Kenneth Grist Stevens (aged 78), MA Oxon, Non-executive Chairman**

Retired in 1996 as non-executive chairman of WPP plc, the international marketing services group, and as non-executive chairman of Scholl plc, the international foot and leg care company. Prior to those responsibilities his career had been with Unilever plc in international marketing and management where he served on the boards of Unilever plc and Unilever N.V. for twelve years. He was appointed as non-executive chairman of the Company on 3 May 1997.

(b) **Dr Richard Peter Dixey (aged 52), Chief Executive Officer**

Has a BA (Hons) in physiological sciences (Oxford, 1973), a PhD in biophysics (London, 1984) and an MSc in history and philosophy of science (London, 1988). He founded the Bioelectronic Research Unit at St Bartholomew's Hospital, London in 1979 and became its director in 1984. In 1989 he founded Chakra Limited, an investment company and major shareholder in Phytopharm plc, of which he remains a director. In 1990 he became a founding director of Phytopharm Limited and its vice chairman in 1992. In 1994 he became chief executive officer of the Company and led its public flotation as Phytopharm plc in 1996.

(c) **Dr Giap Wang Chong (aged 39), Chief Financial Officer**

Joined Phytopharm in April 2003 and was appointed Chief Financial Officer in July 2003. Dr Chong is a physician with over 20 years experience in the healthcare industry. From 2002 to 2003 he was a Pharmaceutical Analyst at Canaccord Capital (Europe) Ltd and from 1999 to 2001 he was Chief Executive Officer of Osmetech plc. Prior to this he was leader of the UK Healthcare initiatives at Arthur D Little and worked at Glaxo Wellcome plc and SmithKline Beecham plc where he was responsible for corporate and global commercial strategy issues. He holds a medical degree from King's College, London, an MBA from the London Business School, is an Associate of the Securities and Investment Institute, and a Council member of the Royal Society of Medicine's Pharmaceutical Medicine & Research Section.

(d) **Dr Daryl David Rees (aged 43), Chief Operating Officer**

Joined Phytopharm in June 1999 from University College London where he was a Senior Lecturer in Clinical Pharmacology. Prior to this Dr Rees gained 10 years' experience in the discovery and clinical development of medicines as a Senior Scientist at Wellcome and was part of a multi-disciplinary team involved in the discovery of the L-arginine-NO pathway. He is an Honorary Senior Lecturer in the Department of Medicine at University College London, a former Editor of the British Journal of Pharmacology and is Chairman of a Research Ethics Committee.

(e) **Dr Paul Michael Whitney (aged 56), Non-executive Director**

Has a BSc (Hons) in chemistry (Aston, 1969), a PhD in physical chemistry (Aston, 1972) and an MBA (Cranfield, 1980). From 1996 to 1998 he was chief executive of Sunlife Asset Management Limited. Prior to that he was chief executive of NatWest Investment Management Limited and managing director of NatWest Asset Managers Limited. He is currently chairman and chief executive of Parallel Ventures Managers Limited. He was appointed as non-executive deputy chairman of the Company on 1 April 1996.

(f) **Dr Trevor Herbert Flanagan (aged 67), Non-executive Director**

Has a BSc (Hons) in biochemistry (Cardiff, 1960) and a PhD in biochemistry (Cardiff, 1963). From 1963 to 1978 he worked at ICI Pharmaceuticals Limited in research project management and as a licensing manager. From 1978 to 1986 he worked for Synthelabo and was responsible for international project management and global regulatory affairs. In 1986 he joined Wellcome Foundation where he was strategic business manager for all therapeutic areas except anti-

infectives. In 1995 he established his own pharmaceutical consultancy which he still conducts. He was appointed as non-executive director of the Company on 1 April 1996.

6.2 The business address of each of the Directors is Corpus Christi House, 9 West Street Godmanchester, Cambridgeshire PE29 2HY.

6.3 The following are particulars of the current service agreements between the Directors and the Company:

(a) Dr Dixey entered into a service agreement with the Company dated 1 April 1996 under which he acts as an executive of the Company and agrees to accept appointment as a director of any Associated Company (as defined therein). The agreement is terminable on twelve months' written notice by either Dr Dixey or the Company. The Company may require Dr Dixey to carry out any of his duties during all or part of this notice period provided his salary and contractual benefits shall not cease to be paid or provided. Dr Dixey must retire on the day he attains 65 years of age. Dr Dixey receives a basic fixed salary of £182,234 per annum (or such higher rate as may from time to time be agreed by the board of the Company on the recommendation of the remuneration committee of the board of the Company) together with such discretionary bonus as may be agreed from time to time between the Company and Dr Dixey. Dr Dixey's salary is reviewed annually by the board of the Company on or before 31 December. Other benefits under the agreement include: the provision of a fully expensed company car; payment by the Company of contributions for Dr Dixey's and his spouse's permanent health and medical expenses insurance; and payment of contributions equal to eight per cent. of Dr Dixey's salary in any year into any approved scheme for death benefit or approved pension plan. There are no pre-determined provisions regarding compensation in the event of loss of office.

(b) Dr Chong entered into a service agreement with the Company dated 24 November 2003 under which he acts as an executive of the Company and agrees to accept appointment as a director of any Associated Company (as defined therein). The agreement is terminable on six months' written notice by either Dr Chong or the Company. The Company may require Dr Chong to carry out any of his duties during all or part of this notice period provided his salary and contractual benefits shall not cease to be paid or provided. Dr Chong must retire on the day he attains 65 years of age. Dr Chong receives a basic fixed salary of £119,273 per annum (or such higher rate as may from time to time be agreed by the board of the Company on the recommendation of the remuneration committee of the board of the Company) together with such discretionary bonus as may be agreed from time to time between the Company and Dr Chong. Dr Chong's salary is reviewed annually by the board of the Company on or before 31 December. Other benefits under the agreement include: the provision of a fully expensed company car (or, at the discretion of the Company, payment of consideration in lieu thereof); payment by the Company of contributions for Dr Chong's and his spouse's permanent health and medical expenses insurance; participation in such schemes for death benefit as the parties may from time to time agree in writing; and payment of contributions equal to eight per cent. of Dr Chong's salary in any year into any approved pension plan. There are no pre-determined provisions regarding compensation in the event of loss of office.

(c) Dr Rees entered into a service agreement with the Company dated 22 September 2000 under which he acts as an executive of the Company and agrees to accept appointment as a director of any Associated Company (as defined therein). The agreement is terminable on six months' written notice by either Dr Rees or the Company. The Company may require Dr Rees to carry out any of his duties during all or part of this notice period provided his salary and contractual benefits shall not cease to be paid or provided. Dr Rees must retire on the day he attains 65 years of age. Dr Rees receives a basic fixed salary of £132,525 per annum (or such higher rate as may from time to time be agreed by the board of the Company on the recommendation of the remuneration committee of the board of the Company) together with such discretionary bonus as may be agreed from time to time between the Company and Dr Rees. Dr Rees's salary is reviewed annually by the board of the Company on or before 31 December. Other benefits under the agreement include: the provision of a fully expensed company car (or, at the discretion of the Company, payment of consideration in lieu thereof); payment by the Company of contributions for Dr Rees's and his spouse's permanent health and medical expenses insurance; participation in such schemes for

death benefit as the parties may from time to time agree in writing; and payment of contributions equal to eight per cent. of Dr Rees's salary in any year into any approved pension plan. There are no pre-determined provisions regarding compensation in the event of loss of office.

(d) Each of the non-executive Directors, namely Dr Flanagan, Mr Stevens and Dr Whitney are appointed under the terms of letters of appointment dated 22 October 2003. The non-executive Directors may terminate their respective agreements by giving 90 days' written notice to the Company. The agreements are each expressed to terminate if the relevant non-executive director is removed from office as a Director by resolution of the shareholders of the Company or if, having retired from office as a Director of the Company at any annual general meeting, he is not re-elected to such office at that meeting. Dr Whitney and Dr Flanagan are each entitled to a fee at the rate of £20,000 (exclusive of VAT) per annum and Mr Stevens is entitled to a fee at the rate of £30,000 (exclusive of VAT) per annum.

6.4 A performance related bonus of 100 per cent. of salary became payable to each of the executive directors of the Company following completion of the Unilever licensing agreement dated 15 December 2004 (further details of the licensing agreement are set out in paragraph 13.1(a) of this part 6). Payment of this bonus will be made following the successful completion of an equity fund raising by the Company of over £15 million.

6.5 Save as set out in paragraph 6.3, there are no existing or proposed service contracts between the Directors and any member of the Group other than contracts expiring or determinable by the employing company without payment of compensation (other than statutory compensation) within one year.

6.6 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed.

6.7 In the financial year ended 31 August 2004, the total aggregate of the remuneration paid and benefits in kind granted (under any description whatsoever) to the Directors by members of the Group was £535,997. The aggregate of the remuneration payable (excluding benefits in kind) to the Directors by members of the Group in respect of the year ending 31 August 2005 under the arrangements in force at the date of this document is expected to amount to approximately £971,884 (this includes the aggregate amount payable to the executive directors pursuant to the performance related bonus described in paragraph 6.4 of this part 6).

6.8 There is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

6.9 **The Directors:**

(a) are or have been directors or partners of the following companies and partnerships at any time in the previous five years:

Director	*Position*	*Company/Partnership*	*Position still held*
Dr Richard Dixey	Director	Phytotech Ltd	Yes
	Director	Phytodevelopments Ltd	Yes
	Director	Chakra Ltd	Yes
	Director	Phytopharm Plc	Yes
	Director	Bioprojects International Plc	Yes
	Director	Cawdor Castle Limited	Yes
Dr Daryl Rees	Director	West Hazells Ltd	Yes
	Director	Equinox Medica Ltd	Yes
	Director	Phytotech Ltd	Yes
	Director	Phytopharm Plc	Yes
	Director	Semaphor Ltd	No

Director	*Position*	*Company/Partnership*	*Position still held*
Dr Wang Chong	Director	Phytopharm Plc	Yes
	Director	Phytotech Ltd	Yes
	Director	Equinox Media Ltd	Yes
	Director	Wangi Ltd	Yes
	Director	30 Vincent Square Management Ltd	Yes
	Director	Osmetech Plc	No
	Director	ReadEMed.com	No
Dr Paul Whitney	Director	Phytopharm Plc	Yes
	Director	Parallel Ventures Managers Ltd	Yes
	Director	Parallel Ventures General Partner Ltd	Yes
	Director	Westport Private Equity Ltd	No
	Director	Berrylands Nominees Ltd	Yes
	Director	Parallel Ventures Nominees Ltd	Yes
	Director	Parallel Ventures Nominees No 2 Ltd	Yes
	Director	Parallel Ventures Nominees No 3 Ltd	Yes
	Director	Westport General Partners Ltd	No
	Director	Westport Newco Ltd	Yes
	Director	Parallel Private Equity Holdings Ltd	Yes
	Director	Parallel Ventures General Partner II Ltd	Yes
	Director	Asco Plc	No
	Director	Fairs Bears and Dolls Ltd	No
	Director	Parallel Ventures Administrator Ltd (Dissolved)	No
	Director	Kinmont Ltd	No
	Director	Parallel Ventures Holdings Limited (Dissolved)	No
Dr Trevor Flanagan	Director	Phytopharm Plc	Yes
	Director	Premark Services Ltd	Yes
Mr Gordon Stevens	Director	Phytopharm Plc	Yes
	Director	International Students House Ltd	Yes
	Director	Highmacro Ltd	Yes

(b) have no unspent convictions relating to indictable offences;

(c) have had no bankruptcies or individual voluntary arrangements;

(d) have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e) have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

(f) have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(g) have not had any of their assets subject to any receivership; and

(h) have not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

7. Directors' and Other Interests

7.1 The interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) in the issued share capital of the Company which:

(a) have been notified by each Director pursuant to section 324 or section 328 of the Act;

(b) are required pursuant to section 325 of the Act to be entered into the register referred to therein; or

(c) are interests of a connected person (within the meaning of section 346 of the Act) of a Director which would, if the connected person were a Director, be required to be disclosed under paragraph 7.1(a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director,

were as at 7 April 2005 (being the latest practicable date prior to the printing of this document) and will be, immediately following Admission, as follows:

Director	*Number of Ordinary Shares*	*Percentage of existing issued share capital*	*Percentage of issued share capital following Admission*[1]
Dr R P Dixey	8,475,964[2]	19.67	16.56
Dr G W Chong	416	–	–
Dr D D Rees	–	–	–
Mr G K G Stevens	7,750	0.02	0.02
Dr P M Whitney	–	–	–
Dr T H Flanagan	1,000	–	–

(1) These percentages do not take into account any New Ordinary Shares to be issued to such shareholders pursuant to the Offering

(2) This shareholding includes the 7,932,000 Ordinary Shares owned by Chakra Limited in which Dr Dixey holds 50 per cent. of the issued share capital.

7.2 Under the Phytopharm Option Schemes the Directors have been granted the following options over Ordinary Shares which remain outstanding:

Name of Director	*Number of Ordinary Shares under option*	*Option price*	*Exercise period*
Dr R P Dixey	17,127	389.00p	15/12/02 to 14/12/06
	17,127	389.00p	15/12/04 to 14/12/06
	17,110	657.50p	07/12/03 to 06/12/07
	17,110	657.50p	07/12/05 to 06/12/07
	19,633	477.50p	07/12/04 to 06/12/08
	19,634	477.50p	07/12/06 to 06/12/08
	49,491	116.50p	06/12/05 to 05/12/09
	49,490	116.50p	06/12/07 to 05/12/09
	48,649	142.50p	02/05/06 to 01/05/13
	51,249	212.50p	09/12/06 to 08/12/13
	20,000	185.00p	05/05/07 to 04/05/14
	56,389	1.00p	03/12/07 to 02/06/08
Dr D D Rees	13,043	230.00p	24/06/02 to 23/06/09
	26,957	230.00p	24/06/02 to 23/06/06
	40,000	230.00p	24/06/04 to 23/06/06
	20,000	389.00p	15/12/02 to 14/12/06
	20,000	389.00p	15/12/04 to 14/12/06
	11,407	657.50p	07/12/03 to 06/12/07
	11,406	657.50p	07/12/05 to 06/12/07
	15,000	460.00p	02/08/04 to 01/08/08
	15,000	460.00p	02/08/06 to 01/08/08
	26,429	477.50p	21/05/05 to 20/05/09
	26,430	477.50p	21/05/07 to 20/05/09
	33,342	142.50p	02/05/06 to 01/05/13
	62,304	212.50p	09/12/06 to 08/12/13
	20,000	185.50p	05/05/07 to 04/05/14
	300,000	1.00p	06/12/05 to 05/06/06
	41,463	1.00p	03/12/07 to 02/06/08

Name of Director	Number of Ordinary Shares under option	Option price	Exercise period
Dr G W Chong	60,808	230.00p	02/05/06 to 01/05/13
	35,124	212.50p	09/12/06 to 08/12/13
	20,000	185.00p	05/05/07 to 04/05/14
	50,000	1.00p	07/07/06 to 06/01/07
	187,317	1.00p	03/12/07 to 02/06/08

All such options were granted for nil consideration.

7.3 Save as set out in paragraphs 7.1 and 7.2, following the Offering no Director will have any interest in the share capital of the Company or any of its subsidiaries.

7.4 As at 7 April 2005 (being the latest practicable date prior to the printing of this document), the Company had been notified that the following persons (in addition to those disclosed at paragraph 7.1 above) were interested in three per cent. or more of the issued share capital of the Company:

Shareholder	Number of Ordinary Shares	Percentage of existing issued share capital	Percentage of issued share capital following Admission(1)
Invesco Asset Management Limited(2)	12,207,244	28.32	28.32(3)
Chakra Ltd	7,932,000	18.40	15.50
Invesco Perpetual Investment Series(2)	5,992,059	13.90	11.71
HBOS plc	2,071,463	4.81	4.05
FMR Corp	1,437,228	3.33	2.81
M & G Asset Management Ltd	1,326,000	3.08	2.60
RAB Capital Ltd	1,303,982	3.03	2.55

(1) Unless stated otherwise, these percentages do not take into account any New Ordinary Shares to be issued to such shareholders pursuant to the Offering.

(2) Invesco Asset Management Limited's interest includes Invesco Perpetual Investment Series' interest.

(3) This percentage takes into account the 2,888,858 New Ordinary Shares which Invesco Asset Management Limited, the manager of Amvescap plc, has irrevocably undertaken to take up under the Open Offer.

Save as set out in this paragraph and in paragraph 7.1, the Company is not aware of any person who is interested (within the meaning of the Act), directly or indirectly, in three per cent. or more of the issued share capital of the Company.

7.5 The Company is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

7.6 There are no outstanding loans granted by any member of the Group to any Director nor has any guarantee been provided by any member of the Group for their benefit.

7.7 No amount or benefit has been paid or given within the two years immediately preceding the date of this document to any promoter of any member of the Group and no amount or benefit is proposed to be paid or given to any such promoter by the Company or any of its subsidiaries.

8. Taxation

The following statements are intended as a general guide only to current United Kingdom tax legislation and to what is understood to be the current practice of the United Kingdom Inland Revenue (the "**Inland Revenue**") and may not apply to certain classes of Shareholder. They relate only to Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes, except where otherwise stated, and who hold their Ordinary Shares as investments and beneficial owners. Any person who is in any doubt as to his tax position is strongly recommended to consult his professional advisers immediately.

8.1 Taxation of Chargeable Gains

(a) Open Offer Shares acquired pursuant to the Open Offer

As a matter of UK law, the acquisition of Open Offer Shares under the Open Offer may not be regarded as a reorganisation of the share capital of the Company for the purposes of the taxation of chargeable gains. The Inland Revenue's published practice to date has been to treat an open offer as a reorganisation, notwithstanding the strict legal analysis, but it is understood that the Inland Revenue may not apply this practice in circumstances where an open offer is not made to all Shareholders.

If the acquisition of Open Offer Shares under the Open Offer is regarded as a reorganisation, the Open Offer Shares acquired by each Qualifying Shareholder under the Open Offer and the Existing Ordinary Shares in respect of which they are issued will, for the purposes of the taxation of chargeable gains, be treated as the same asset and as having been acquired at the same time as the Existing Ordinary Shares. The amount paid for the Open Offer Shares will be added to the base cost of the Existing Ordinary Shares when computing any gain or loss on any subsequent disposal.

If, or to the extent that, the acquisition of Open Offer Shares under the Open Offer is not regarded as a reorganisation, the Open Offer Shares acquired by each Qualifying Shareholder under the Open Offer will, for the purposes of the taxation of chargeable gains, be treated as acquired as part of a separate acquisition of New Ordinary Shares.

(b) New Ordinary Shares acquired pursuant to the Placing

The issue of New Ordinary Shares under the Placing will not constitute a reorganisation of share capital for the purposes of the taxation of chargeable gains and, accordingly, any New Ordinary Shares acquired pursuant to the Placing will be treated as acquired as part of a separate acquisition of New Ordinary Shares.

(c) Indexation Allowance and Taper Relief

For periods after April 1998, indexation allowance is available only for the purposes of corporation tax and is not available to individuals, personal representatives or trustees. The following paragraphs therefore deal separately with Shareholders within the charge to corporation tax and Shareholders within the charge to capital gains tax:

(i) *Shareholders within the charge to corporation tax*

Shareholders within the charge to United Kingdom corporation tax will, for the purposes of computing gains but not losses, be allowed to claim an indexation allowance in respect of the amounts they have paid for their New Ordinary Shares.

Where the acquisition of Open Offer Shares under the Open Offer is regarded as a reorganisation, the Open Offer Shares will, as described above, be treated as acquired at the same time as the Qualifying Shareholder's Existing Ordinary Shares. For the purposes of computing indexation allowance, however, amounts paid for the Open Offer Shares will be regarded as incurred on the date when such amounts are paid or fall due for payment.

(ii) *Shareholders within the charge to capital gains tax*

For Shareholders within the charge to United Kingdom capital gains tax, indexation allowance has been frozen as at April 1998 and such Shareholders will not be able to claim an indexation allowance in respect of amounts paid for New Ordinary Shares.

Taper relief now applies and reduces the percentage of any gain that is chargeable to capital gains tax, depending on how long the relevant shares have been held before disposal. Where the acquisition of Open Offer Shares under the Open Offer is regarded as a reorganisation, the Open Offer Shares will be treated for these purposes as having been acquired at the same time as the Existing Ordinary Shares to which they relate.

8.2 Taxation of Dividends

(a) Company

The Company will not be required to withhold tax at source on any dividends it pays to its Shareholders.

(b) United Kingdom resident Shareholders

An individual Shareholder who is resident in the United Kingdom for tax purposes and receives a dividend from the Company will be entitled to a tax credit in respect of that dividend, currently equal to one-ninth of the cash dividend received or 10 per cent. of the aggregate of the cash dividend received and the related tax credit (the "gross dividend"). The related tax credit can be set against the individual Shareholder's total liability to income tax on the dividend.

An individual Shareholder who is liable to income tax at no more than the basic rate will be subject to income tax at the rate of 10 per cent. on the gross dividend and so the tax credit will satisfy in full the individual Shareholder's liability to income tax on the dividend received.

An individual Shareholder who is liable to income tax at the higher rate will be subject to tax at the rate of 32.5 per cent. on the gross dividend to the extent that the gross dividend, when treated as the top slice of the Shareholder's income, falls above the threshold for higher rate income tax. The related tax credit will therefore not fully satisfy the individual Shareholder's liability to income tax on the gross dividend and the Shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend or 25 per cent. of the cash dividend received.

United Kingdom resident Shareholders who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Company.

Subject to certain exceptions for traders in securities, a corporate Shareholder resident in the United Kingdom for tax purposes will generally not be subject to corporation tax on dividends received from the Company.

(c) Non-United Kingdom resident Shareholders

A Shareholder who is not resident in the United Kingdom for tax purposes and who receives a dividend from the Company will generally not be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by the Company and any ability to do so will depend on the terms of any applicable double tax treaty between the United Kingdom and the country in which the Shareholder is resident. A Shareholder who is not resident in the United Kingdom may be subject to foreign taxation on dividend income under local law and should consult his own tax adviser concerning his liabilities to tax on dividends received from the Company.

8.3 Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

Except in relation to depository receipt arrangements or clearance services, where special rules apply, under current United Kingdom legislation relating to stamp duty and SDRT:

(a) the acquisition of Open Offer Shares under the Open Offer will be free of stamp duty and SDRT where the Open Offer Shares are registered in the names of the Qualifying Shareholders taking up their rights under the Open Offer;

(b) no liability to stamp duty or SDRT should arise on the allotment of New Ordinary Shares by the Company under the Placing where they are registered in the names of the original placees;

(c) a subsequent transfer or sale of New Ordinary Shares otherwise than pursuant to the Placing will generally be subject to stamp duty on the instrument of transfer, normally at the rate of 0.5 per cent. of the amount or value of the consideration (with duty rounded up to the nearest £5). A charge to SDRT may arise on any unconditional agreement to transfer such shares although any

liability will be cancelled and any SDRT already paid will be repaid, provided that an instrument of transfer is executed and stamp duty is paid on that instrument within six years after the date on which the liability to SDRT arises. SDRT is generally payable by the purchaser except where the purchase is effected through a stockbroker or other financial intermediary, in which case such person will normally account for the SDRT and should indicate that this has been done in any contract note issued to the purchaser. Stamp duty is generally payable by the purchaser or transferee; and

(d) special rules apply to market makers, broker dealers and certain other persons.

9. Placing Arrangements

9.1 On 8 April 2005, in connection with the Placing, the Company, Canaccord and Rothschild entered into the Placing Agreement pursuant to which:

(a) Canaccord and Rothschild agreed to act as joint sponsors to the Company in connection with the Offering;

(b) Cannacord shall, as agent for the Company and subject to certain conditions, make the Open Offer on behalf of the Company;

(c) Canaccord shall, as agent for the Company and subject to certain conditions, use all reasonable endeavours to procure subscribers for the Open Offer Shares at the Issue Price and, to the extent that such Open Offer Shares are not taken up or subscribed for pursuant to the Open Offer, itself subscribe as principal for such Open Offer Shares;

(d) for the services provided by Canaccord, the Company will pay commission of 5 per cent. of the value at the Issue Price of the Placing Shares;

(e) for the services provided by Rothschild in its capacity as joint sponsor, the Company will pay a fee of £250,000 conditional upon the successful completion of the Offering;

(f) the Company will be responsible for all costs and expenses of the Placing and Open Offer;

(g) the Company has given certain warranties in relation to this document and the business of the Company and the Company has given certain indemnities (in each case) to Canaccord and Rothschild each of which are customary for a document of this nature; and

(h) the principal obligations of Canaccord and Rothschild under the Placing Agreement are conditional, *inter alia*, upon the passing of the Resolution at the EGM and the admission of the Placing Shares to the Official List and to trading on the London Stock Exchange becoming effective. Canaccord (after consultation with Rothschild) may terminate the Placing Agreement in certain circumstances (including in the event of a material breach of the warranties referred to above).

10. Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group in the two years immediately preceding the date of this document and are, or may be, material or are contracts which contain provisions under which a member of the Group has an obligation or entitlement which is material to the Group at the date of this document:

10.1 The Placing Agreement (see paragraph 9).

10.2 Irrevocable undertakings between the Company and certain of its Shareholders in respect of the Open Offer pursuant to which such Shareholders undertook to vote in favour of the Resolution and not to take up their entitlements under the Open Offer. Each of these undertakings were dated 7 April 2005 and were given up by the following Shareholders in respect of the following number of Ordinary Shares:

(a) Dr R P Dixey undertook not to take up his entitlement in respect of 101,993 Ordinary Shares; and

(b) Chakra Limited undertook not to take up its entitlement in respect of 1,487,250 Ordinary Shares.

10.3 A letter of undertaking dated 7 April 2005 from Invesco Asset Management Limited, the manager of certain funds of Amvescap plc, which as at the date of this document directly or indirectly controls 12,207,244 Existing Ordinary Shares (which represents 28.32 per cent. of the issued share capital of the Company at the date of this document), pursuant to which Invesco Asset Management Limited has undertaken to the Company, Canaccord and Rothschild that it will, under the Open Offer, take up Invesco Asset Management Limited's *pro rata* entitlement to the aggregate number of New Ordinary Shares issued pursuant to the Offering and to vote in favour of the Resolution and the other resolutions being proposed at the EGM.

10.4 An engagement letter was entered into on 10 May 2004 between the Company and GMCG, LLC which sets out the terms and conditions pursuant to which GMCG, LLC will arrange a US listing of the Company's ADSs on the Nasdaq Stock Markets' Small Cap market.

In consideration of the services to be provided by GMCG, LLC, the letter provides that the Company will:

(a) pay to GMCG, LLC £5,000 upon signing and monthly thereafter until the completion of the listing;

(b) grant to GMCG, LLC on or, subject to certain conditions, after 1 April 2005 five-year warrants to purchase, subject to certain events of adjustment to the Company's share capital, up to 427,400 Ordinary Shares in Phytopharm at a strike price of £2.81 per Ordinary Share (further details of the grant of these warrants are set out in paragraph 3.8 of this part 6); and

(c) to reimburse GMCG, LLC for reasonable out-of-pocket expenses incurred in connection with the engagement.

The Company agreed to indemnify GMCG, LLC and each of its affiliates in relation to certain liabilities they may incur in respect of the engagement.

10.5 In connection with the placing undertaken by the Company in February 2004, a placing agreement was entered into on 27 February 2004 between the Company and Canaccord Capital (Europe) Limited, under which Canaccord agreed, subject to the terms and conditions set out in the agreement, to use, in conjunction with Nomura International plc (Nomura), its reasonable endeavours to procure subscribers for the New Ordinary Shares (as defined therein) at the Offering Price (as defined therein).

In consideration of the services to be provided by Canaccord under the agreement, the Company agreed to pay Canaccord a commission of 1.25 per cent. of the total gross proceeds of the Offering (as defined therein) and all of the reasonable expenses and fees incurred by Canaccord (other than legal fees or disbursements) in connection with the placing and the marketing of the placing up to the sum of £20,000 (inclusive of VAT).

The agreement contained warranties given by the Company in favour of Canaccord which are usual for a document of this nature. In addition, the Company agreed to indemnify Canaccord and each of its affiliates in relation to certain liabilities they may incur in respect of the Offering.

10.6 In connection with the placing undertaken by the Company in February 2004, a placing agreement was entered into on 23 February 2004 between the Company and Nomura, under which Nomura agreed, subject to the terms and conditions set out in the agreement, to act, in conjunction with Canaccord, as sponsor, financial adviser and broker in connection with a proposed placing by the Company of up to 9.99 per cent. of the Company's existing share capital.

In consideration of the services to be performed by Nomura pursuant to the agreement, the Company agreed to pay Nomura a fee of 2.5 per cent. on 50 per cent. of the gross proceeds of the placing together with any VAT chargeable on Nomura's services and all costs and expenses (plus any irrecoverable VAT charged on the supplies to which these costs and expenses relate) reasonably and properly incurred by Nomura in connection with the agreement.

The agreement contained warranties given by the Company in favour of Nomura which are usual for a document of this nature. In addition, the Company agreed to indemnify Nomura and each of its affiliates in relation to certain liabilities they may incur in respect of the placing.

10.7 On 20 January 2005, in connection with a potential US private placement, the Company and SG Cowen & Co., LLC (SG Cowen) entered into a US placement agent agreement, pursuant to which:

(a) the Company engaged SG Cowen to perform the services as its exclusive placement agent in relation to the proposed US private placement;

(b) the Company agreed to pay SG Cowen a placement fee in cash equal to 5.5 per cent. of the gross proceeds received by the Company from the proposed US private placement net of any value added taxes paid or payable thereunder as well as, potentially, certain subsequent private placements;

(c) the Company agreed to be responsible for all reasonable out-of-pocket expenses incurred in connection with the engagement of SG Cowen up to a certain amount;

(d) the Company agreed not to take any action that would cause the potential offering to fail to be exempt from the registration requirements of the US Securities Act;

(e) the Company gave representations and warranties in favour of SG Cowen which are customary for a document of this nature, including in relation to compliance with securities regulations; and

(f) the Company gave an indemnity in favour of SG Cowen which is customary for a document of this nature.

10.8 On 2 February 2005, in connection with a potential US private placement, the Company and certain US investors entered into a US subscription agreement pursuant to which each of those investors agreed, subject to certain conditions, to subscribe for, in aggregate, 2,083,240 Ordinary Shares.

It was mutually agreed to terminate the agreement because the associated UK placing did not proceed and the Company agreed to pay for SG Cowen's costs and expenses related to the potential US private placement.

10.9 On 2 February 2005, in connection with a potential UK placing and open offer, the Company, Canaccord and Rothschild entered into a UK placing agreement pursuant to which:

(a) Canaccord and Rothschild agreed to act as joint sponsors to the Company in connection with an offering of 13,261,446 Ordinary Shares;

(b) Cannacord would, as agent for the Company and subject to certain conditions, make the open offer on behalf of the Company; and

(c) Canaccord would, as agent for the Company and subject to certain conditions, use all reasonable endeavours to procure subscribers for the Ordinary Shares (other than the Ordinary Shares subject to the US private placement described in paragraph 10.8) and, to the extent that such Ordinary Shares were not taken up or subscribed for pursuant to the open offer, itself subscribe as principal for such Ordinary Shares.

It was mutually agreed to terminate the agreement after the Company was informed by Yamanouchi that it was likely to terminate the licensing agreement in connection with PYM50028 and the Company agreed to pay for Canaccord's and Rothschild's costs and expenses related to the potential UK placing and open offer.

11. Subsidiaries

The Company acts as the holding company of the Group, the principal activities of which are pharmaceutical research and development. The Company has the following wholly owned subsidiaries each of which is a private limited company, incorporated in England and Wales and each of whose registered office is at Corpus Christi House, 9 West Street, Godmanchester, Huntingdon, Cambridgeshire PE29 2HY:

Name	*Principal Activity*	*Issued Share Capital (fully paid)*
Phytotech Limited	Research and development	17,500 ordinary 10p shares
Phytodevelopments Limited	Dormant	160 ordinary £1 shares

12. Principal Establishments

The Group has the following principal establishments:

Property Address	*Description and Tenure*	*Building/site area sq. ft.*	*Principal Terms of Leases*
Corpus Christi House, 9 West Street, Godmanchester, Huntingdon, Cambridgeshire	Head office. Sub-Leasehold	2,960	Sub-lease expired in January 2002. Company initiated correspondence for renewal of sub-lease[1]. Rent has been £59,000 p.a to date
Units 25 and 26 Roman Way, Small Business Park, Godmanchester, Huntingdon, Cambridgeshire	Offices, technical and storage facilities, Leasehold	4,400	Lease expires December 2008. Total rent £25,900 p.a. to date

(1) In the event that Phytopharm is unable to renew the lease, it may have to relocate to new premises on less favourable terms.

13. Miscellaneous

13.1 No Significant Change

(a) The Company entered into a global exclusive licensing agreement dated 15 December 2004 with Unilever for the development and commercialisation of its *Hoodia gordonii* extract. Under the agreement, Unilever and Phytopharm will collaborate on a five stage research and development programme of safety and efficacy studies with a view to bringing new weight management products to market. Under the terms of the agreement, Unilever has committed to payments payments totalling approximately £6.5 million out of a potential total of up to £21 million in payments to Phytopharm. In addition Phytopharm will receive undisclosed royalty payments on sales of all products, including globally recognised brands, containing the extract. This was a significant change in the financial and trading position of the Group since 31 August 2004, the end of the last financial period for which the last audited accounts of the Company have been published.

(b) On 20 January 2005 the Company announced the outcome of the interim data review for the ongoing phase II proof of principle clinical study of PYM50028. The independent consultant physician who undertook the review concluded that "the data obtained to date indicate that the study medication is not associated with any safety concerns". Therefore it was announced that the study will continue with no changes to the safety monitoring. The sample size re-assessment was conducted by an independent statistician, who reported that the sample size for the study should be increased from 200 to 238 subjects. Phytopharm has now obtained regulatory and ethics approval for this amendment. Further details of this study, the announcement and the licensing arrangement with Yamanouchi are set out in paragraph 2.2(a) of part 1. This was a significant change in the financial and trading position of the Group since 31 August 2004, the end of the last financial period for which the last audited accounts of the Company have been published.

(c) On 28 February 2005, the Company announced that it had been informed by Yamanouchi that, as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co., it was likely that Yamanouchi would terminate the licensing agreement, covering Japan and some other Asian countries, in connection with PYM50028 (Cogane™), Phytopharm's candidate product for the treatment of Alzheimer's disease. The Company subsequently received confirmation on 28 March 2005 of Yamanouchi's intention to terminate the licensing agreement. The Company accepted this decision and the termination took place with immediate effect.

Yamanouchi acknowledged that safety data in relation to 60 patients treated with PYM50028 has fulfilled the criteria set out in the licensing agreement between Phytopharm and Yamanouchi. Furthermore, Yamanouchi has made a milestone payment of £4.0 million to Phytopharm (approximately £3.6 million net of Japanese withholding tax).

This was a significant change in the financial and trading position of the Group since 31 August 2004, the end of the last financial period for which the last audited accounts of the Company have been published.

(d) Save as described in paragraphs 13.1(a), 13.1(b) and 13.1(c) above, there has been no significant change in the financial or trading position of the Group since 31 August 2004, the end of the last financial period for which the last audited consolidated accounts of the Company have been published.

13.2 **Working Capital**

The Company is of the opinion that, taking into account available bank and other facilities and the net proceeds of the Placing and Open Offer, the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this document.

13.3 **Litigation**

Neither the Company nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position and, so far as the Company is aware, no such proceedings are pending or threatened.

13.4 **Expenses**

The total costs and expenses relating to the Offering are payable by the Company and, including a placing commission of 5 per cent. in respect of the Placing, in aggregate, are estimated to amount to approximately £1.1 million (including VAT). The estimated net proceeds accruing to the Company from the Offering amount to approximately £9.0 million.

13.5 **Consents**

(a) N M Rothschild & Sons Limited has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they are included.

(b) Canaccord Capital (Europe) Limited has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they are included.

13.6 **Registrars and Receiving Bankers**

The registrars of the Company and the receiving bankers for the Offering are Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

14. Documents available for Inspection

14.1 Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 4 May 2005:

(a) the Memorandum and Articles of Association of the Company;

(b) the audited consolidated accounts of the Company for the two financial years ended 31 August 2003 and 31 August 2004;

(c) the material contracts referred to in paragraph 10 above;

(d) the service contracts and letters of appointment referred to in paragraph 6.3 above;

(e) the letters of consent referred to in paragraph 13.5 above;

(f) the rules of the share option schemes referred to in paragraph 5 above; and

(g) this document.

Dated 8 April 2005

Glossary of Terms

Term	Definition
Beta-amyloid	Amyloid is a waxy translucent substance consisting of protein in combination with polysaccharides that is deposited in some animal organs and tissue under abnormal conditions (amyloidoisis). Beta-amyloid protein has been found in the brains of Alzheimer's patients.
Bioavailable	The ability of a drug or other substance to be absorbed and used by the body.
Biological target	A factor within the body that can be manipulated (by a drug) to bring about a physiological change.
Cell based systems	Cells isolated from an organism and generally cultured in a laboratory.
Chronic disease	Illnesses that are prolonged, do not resolve spontaneously, and are rarely cured completely.
Clinical trial exemption (CTX) certificate	The MHRA Clinical Trials Unit provides medicinal product trial authorisation through the Clinical Trials Exemption (CTX) scheme for the pharmaceutical industry. The CTX is a regulatory document that needs to be submitted by a pharmaceutical company before a clinical trial may commence.
Clinical trials (Phase I)	Safety studies conducted in healthy volunteers to determine the metabolic and pharmacological actions of the product in humans, the side-effects associated with increasing doses, and, if possible, gain early evidence of effectiveness.
Clinical trials (Phase II)	Phase IIa trials comprise controlled clinical studies conducted in a relatively small number of patients to evaluate the product's effectiveness for treating a particular disease or condition and to determine the short term side effects and risks associated with the product. Phase IIb trials are an extension of Phase IIa trials using a larger number of subjects over a longer period.
Clinical trials (Phase III)	Controlled clinical studies conducted in a larger number of patients in different clinical settings to determine the product's effectiveness, safety and appropriate dosage for treating a particular disease or condition. Following completion of the studies, the product is submitted to the relevant regulatory body (e.g. FDA in the USA, MHRA in Europe) for approval to market the product.
Dopamine	A chemical substance (neurotransmitter) manufactured in the brain that transmits messages between neurons (brain cells) involved in the control of movement. Loss of dopamine due to degeneration of cells in the substantia nigra results in the symptoms of Parkinson's disease.
Dopaminergic neurone	A neurone that releases dopamine.
EMEA	European Medicines Agency.
Enzyme	A protein that acts as a catalyst to control biological reactions without itself being used up in the reacting. An enzyme acts by binding with a substance involved in the reaction (the substrate) and converting it into another substance (the product).

FDA	Food and Drug Administration (US).
Free Radical	An atom or group of atoms that has at least one unpaired electron and is therefore unstable and highly reactive. In animal tissues, free radicals can damage cells and are believed to accelerate the progression of cancer, cardiovascular disease, and age-related diseases.
Glutamate	A salt or ester of glutamic acid, especially one that functions as a neurotransmitter that excites cells of the central nervous system.
Glutamate-mediated excitotoxicity	Glutamate causes excitation of neurones and a subsequent increase in intracellular calcium, which initiates a cascade leading to neuronal death.
In-house	A term used to describe the expertise of individual staff at Phytopharm rather than external contractors.
Investigational New Drug (IND) application	A regulatory document which describes the pre-clinical and safety studies that has to be submitted and approved by the US Food and Drug Administration (FDA) before a drug is used in clinical trials.
Ion channel	A protein that acts as a pore in a cell membrane and permits the selective passage of ions (such as potassium ions, sodium ions, and calcium ions), by means of which electrical current passes in and out of the cell. Ion channels also serve many other critically important functions including chemical signalling, transcellular transport, regulation of pH, and regulation of cell volume.
Lewy body dementia	Dementia with Lewy Bodies is a term for several disorders or conditions that cause dementia. Dementia with Lewy Bodies (DLB) is a progressive degenerative disease or syndrome of the brain. It shares symptoms, and sometimes overlaps, with several diseases, especially with two common diseases of older adults, Alzheimer's and Parkinson's disease.
MHRA	Medicines and Healthcare Products Regulatory Agency (UK).
Mitochondrial alterations	Mitochondria are responsible for energy production in cells. They are located in the cytoplasm outside the nucleus of the cell. If the mitochondria are altered this can lead to a change in cellular energy production and possibly impairment in neuronal viability.
Motor cortex	A neurone that sends electrical output signals to muscle neurones.
Motor neurones	The areas of the brain responsible for controlling movement.
Neurodegeneration	Loss of neurones.
Neurofilament proteins	Intermediate filaments of neurons which add rigidity, tensile strength, and possibly intracellular transport guidance to other areas of the neurone.
Neuronal degeneration	Loss of neurones.
Neuronal growth factors/ Neurotrophic factors	Any of a group of neuropeptides that regulate the growth, differentiation, and survival of certain neurons in the peripheral and central nervous systems.
Neuroprotective	Prevents or reverses neuronal damage.

Neurotransmitter	A chemical substance (e.g. dopamine, serotonin, acetylenoline) that relays impulses, acting as messengers, from one neurone to another.
Neurotoxicity	Death or damage of a neurone caused by an agent.
NHS	National Health Service (UK).
Orphan drug	A drug designed to treat or prevent an orphan disease (affects fewer than 200,000 people (US definition)). Designation as an orphan drug qualifies a product for possible financial incentives, including seven years of marketing exclusivity upon FDA approval, and the potential of an expedited approval. In addition, orphan drug status provides possible tax incentives for a company's investment in US clinical research.
PCT	Patent Co-operation Treaty, which makes it possible to seek patent protection for an intervention simultaneously in each of a large number of countries by filing an "international patent application".
Pharmacokinetic profile	Handling of a drug within the body, which includes its absorption, distribution, metabolism and excretion.
PMN model of ALS	The progressive motor neuropathy (*pmn*) mouse model is a naturally occurring model of motor neuron disease. The *pmn* mouse exhibits similar characteristics to the motor neurone disease, amyloid lateral sclerosis (ALS); these include death of motor neurones and decrease in survival.
Pre-clinical studies	Safety and toxicology studies conducted in the laboratory to ensure that the product is safe to be given to humans (or companion animals).
Randomised, double-blind, placebo controlled study	Clinical study in which people are allocated in a random fashion (by chance alone) to receive either the test drug or a placebo ("an inactive dummy pill"). A double-blind trial is where neither the patient (subject) nor the investigators involved in the study know which treatment the patient (subject) is receiving.
SOD1 model of ALS	A model in which a human gene (SuperOxide Dismutase-1), that causes amyotrophic lateral sclerosis (ALS) in man, is expressed. Survival, muscle strength and nerve function are the parameters that are measured in this study.
Substantia nigra	An area of the brain which contains dopamine releasing neurones. In Parkinson's disease this area of the brain degenerates.
Toxic free radicals	A molecule that contains at least one unpaired electron. Free radicals (reactive oxygen species) are a by-product of normal metabolism. They are highly reactive and bind with electrons from other molecules, potentially initiating chain reactions as successive molecules lose and gain electrons. The robbing of electrons by free radicals can disrupt normal cellular processes and cause cellular damage (oxidative stress).
Vascular dementia	A common form of dementia in older persons that is due to cerebrovascular disease, usually with stepwise deterioration from multiple infarctions of the cerebral hemispheres.

PHYTOPHARM PLC

(Incorporated in England and Wales with registered number 3131723)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Phytopharm plc will be held at Corpus Christi House, 9 West Street, Godmanchester, Huntingdon, Cambs PE29 2HY on 4 May 2005 at 10.00 a.m. for the purposes of considering and, if thought fit, passing the following resolutions, in substitution for resolutions 1(b) and (c), 2 and 3 passed at the extraordinary general meeting of the Company held on 25 February 2005, which will be proposed as to resolutions numbered 1 and 3 as special resolutions and as to resolution numbered 2 as an ordinary resolution.

SPECIAL RESOLUTION

1. **THAT:**

   (a) in addition to the existing authority that was conferred by ordinary resolution number 8 passed at the 2005 annual general meeting of the Company, the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £80,812 pursuant to or in connection with the Offering (as defined and on the basis set out in the Prospectus), such authority to expire on 3 June 2005, save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired; and

   (b) the directors be and are hereby empowered pursuant to section 95(1) of the Act to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority referred to in paragraph (a) above as if section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited to the allotment of equity securities up to an aggregate nominal amount of £80,812 pursuant to or connection with the Offering (as defined in the Prospectus) and this power shall expire on 3 June 2005, save that the Company may, at any time before the expiry of such power make any offer or enter into any agreement which would or might require equity securities to be allotted after the expiry of such power and the directors may allot equity securities in pursuance of any such offer or agreement as if such power conferred hereby had not expired.

ORDINARY RESOLUTION

2. **THAT**, subject to the passing of resolution 1 above and to Admission (as defined in the Prospectus) and in addition to the authority conferred by resolution 1 above but in substitution for the authority that was granted for the purposes of section 80 of the Act by ordinary resolution number 8 passed at the 2005 annual general meeting of the Company, the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Act, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £168,897, this authority to expire at the conclusion of the annual general meeting of the Company in 2006 (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired).

SPECIAL RESOLUTION

3. **THAT** the Directors be and are hereby empowered pursuant to section 95(1) of the Act to:

   (a) subject to the passing of resolution 2 above, allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 2 above as if section 89(1) of the Act did not apply to any such allotment; and

(b) sell relevant shares (as defined in section 94(5) of the Act) in the Company if, immediately before the sale such shares are held by the Company as treasury shares (as defined in section 162A(3) of the Act) ("**treasury shares**") for cash (as defined in section 162D(2) of the Act), as if section 89(1) of the Act did not apply to any such sale,

provided that such power shall be limited to the allotment of equity securities and the sale of treasury shares:

(i) in connection with a rights issue, open offer or any other pro-rata offer in favour of ordinary shareholders and holders of any other class of equity securities where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares and any other class of equity securities held by such holders but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements, treasury shares or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

(ii) otherwise than pursuant to paragraph (i) of this resolution, up to an aggregate nominal amount of £25,591,

and this power shall expire at the conclusion of the annual general meeting of the Company in 2006, save that the Company may, at any time before the expiry of such power make any offer or enter into any agreement which would or might require equity securities to be allotted, or treasury shares to be sold, after the expiry of such power and the Directors may allot equity securities or sell treasury shares in pursuance of any such offer or agreement as if such power conferred hereby had not expired.

BY ORDER OF THE BOARD
SECRETARY

8 April 2005

Registered Office: Corpus Christi House, 9 West Street, Godmanchester, Cambridgeshire PE29 2HY

NOTES:

A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll to vote) instead of him or her. Forms of proxy need to be deposited with the Company's registrar, Capita Registrars, Proxy Department at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 48 hours before the time of the meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the meeting.

Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of holders of the ordinary shares of the Company by no later than 10.00 a.m. on 2 May 2005, being 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

sterling 67965

ıulatory Announcement

· market news section

pany	Phytopharm PLC
l	PYM
lline	Director Shareholding
ased	17:10 12-May-05
ber	2540M

Number:2540M
opharm PLC
lay 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

NAME OF COMPANY

'OPHARM PLC

NAME OF DIRECTOR

: W CHONG

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

ABOVE

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ABOVE

Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

ABOVE

Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ΙT OF SHARE OPTIONS UNDER THE PHYTOPHARM PERFORMANCE SHARE PLAN 2003

Number of shares/amount of stock acquired

Percentage of issued Class

Number of shares/amount of stock disposed

10) Percentage of issued Class(any treasury shares held by company should not be taken into account when calculating percentage)

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

11 MAY 2005

18) Period during which or date on which exercisable

11 MAY 2007 TO 10 MAY 2015 SUBJECT TO PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

15,257 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

125.5 PENCE

22) Total number of shares or debentures over which options held following this notification

218,506

23) Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS ON THE THIRD ANNIVERSARY OF GRANT. NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE, 25% VEST FOR MEDIAN PERFORMANCE AND 100% VEST FOR UPPER DECILE AND ABOVE WITH PRORATE VESTING BETWEEN MEDIAN AND UPPER DECILE PERFORMANCE. FOR 10,171 OPTIONS THE COMPARATOR GROUP COMPRISES 27 OTHER UK LISTED BIOTECH COMPANIES, AND FOR 5,086

24) Name of contact and telephone number for queries

25) Name and signature of authorised company official responsible for making this notification DR G W CHONG

Date of Notification 11 MAY 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

RECEIVED

2005 JUL 26 P 2:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Phytopharm PLC
TIDM	PYM
Headline	Director Shareholding
Released	17:06 12-May-05
Number	2534M

RNS Number:2534M
Phytopharm PLC
12 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

PHYTOPHARM PLC

2) NAME OF DIRECTOR

DR D D REES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

AS 2 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF SHARE OPTIONS UNDER THE PHYTOPHARM PERFORMANCE SHARE PLAN 2003

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class
(ANY TREASURY SHARES HELD BY COMPANY SHOULD NOT BE TAKEN INTO ACCOUNT
WHEN CALCULATING PERCENTAGE.

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

11 MAY 2005

18) Period during which or date on which exercisable

11 MAY 2008 TO 10 MAY 2015 SUBJECT TO PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

16,952 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

125.5 PENCE

22) Total number of shares or debentures over which options held following this notification

699,733

23) Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS ON THE THIRD ANNIVERSARY OF GRANT. NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE, 25% VEST FOR MEDIAN PERFORMANCE AND 100% VEST APR UPPER CECILE AND ABOVE WITH PRORATE VESTING BETWEEN MEDIAN AND UPPER CECILE PERFORMANCE. FOR 11,301 OPTIONS THE COMPARATOR GROUP COMPRISES 27 OTHER UK LISTED BIOTECH COMPANIES, AND FOR 5,651 OPTIONS THE COMPARATOR

24) Name of contact and telephone number for queries

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

END

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The company news service from the London Stock Exchange

Regulatory Announcement

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Company	Phytopharm PLC
TIDM	PYM
Headline	Director Shareholding
Released	14:25 10-Dec-04
Number	2824G

NS Number:2824G
hytopharm PLC
0 December 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

.) NAME OF COMPANY

PHYTOPHARM PLC

:) NAME OF DIRECTOR

DR G W CHONG

i) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE

!) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS 2 ABOVE

,) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

AS 2 ABOVE

;) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF A SINGLE PERFORMANCE SHARE AWARD TO DR G W CHONG TO SECURE HIS RETENTION UNDER LISTING RULE 13.13A. THE AWARD IS OVER UP TO 150,000 ORDINARY SHARES AT PAR, VESTING ON 3 DECEMBER 2007 AND LAPSING ON 2 JUNE 2008 AND IS SUBJECT TO SATISFACTION OF DEMANDING TOTAL SHAREHOLDER RETURN PERFORMANCE CRITERIA

7) Number of shares/amount of stock acquired

3) Percentage of issued Class

9) Number of shares/amount

of stock disposed

0) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

1) Class of security

2) Price per share

3) Date of transaction

4) Date company informed

5) Total holding following this notification

6) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

7) Date of grant

3 DECEMBER 2004

8) Period during which or date on which exercisable

3 DECEMBER 2007 TO 2 JUNE 2008 SUBJECT TO PERFORMANCE CRITERIA

9) Total amount paid (if any) for grant of the option

NIL

0) Description of shares or debentures involved: class, number.

150,000 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

1 PENCE

2) Total number of shares or debentures over which options held following this notification

353,249

3) Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS ON THE THIRD ANNIVERSARY OF GRANT. NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE, 25% VEST FOR MEDIAN PERFORMANCE AND 100% VEST FOR UPPER DECILE AND ABOVE WITH PRORATE VESTING BETWEEN MEDIAN

AND UPPER DECILE PERFORMANCE. FOR 100,000 OPTIONS THE COMPARATOR GROUP COMPRISES 27 OTHER UK LISTED BIOTECH COMPANIES, AND FOR 50,000 OPTIONS THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX.

4) Name of contact and telephone number for queries

5) Name and signature of authorised company official responsible for making this notification

DR G W CHONG

Date of Notification 9 DECEMBER 2004

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The company news service from the London Stock Exchange

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Company	Phytopharm PLC
TIDM	PYM
Headline	Director Shareholding
Released	10:01 10-Dec-04
Number	2600G

RNS Number:2600G
Phytopharm PLC
10 December 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

PHYTOPHARM PLC

2) NAME OF DIRECTOR

DR R P DIXEY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

S 2 ABOVE

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

S 2 ABOVE

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

RANT OF SHARE OPTIONS UNDER THE PHYTOPHARM PERFORMANCE
HARE PLAN 2003

) Number of shares/amount of stock acquired

) Percentage of issued Class

) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

3 DECEMBER 2004

18) Period during which or date on which exercisable

3 DECEMBER 2007 TO 2 DECEMBER 2014 SUBJECT TO PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

56,389 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

81.5 PENCE

22) Total number of shares or debentures over which options held following this notification

83,009

23) Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS ON THE THIRD ANNIVERSARY OF GRANT. NO OPTIONS WERE VEST FOR BELOW MEDIAN PERFORMANCE, 25% VEST FOR MEDIAN PERFORMANCE AND 100% VEST FOR UPPER DECILE AND ABOVE WITH PRORATE VESTING BETWEEN MEDIAN AND UPPER DECILE PERFORMANCE. FOR 37,593 OPTIONS THE COMPARATOR GROUP COMPRISES 27 OTHER UK LISTED BIOTECH COMPANIES, AND FOR 18,796

PTIONS. THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX.

4) Name of contact and telephone number for queries

R G W CHONG

5) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 DECEMBER 2004

ND

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The company news service from the London Stock Exchange

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Company	Phytopharm PLC
TIDM	PYM
Headline	Director Shareholding
Released	09:51 10-Dec-04
Number	2598G

RNS Number:2598G
Phytopharm PLC
10 December 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

PHYTOPHARM PLC

2) NAME OF DIRECTOR

DR G W CHONG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

AS 2 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF SHARE OPTIONS UNDER THE PHYTOPHARM PERFORMANCE SHARE PLAN 2003

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

) Number of shares/amount
of stock disposed

0) Percentage of issued Class

1) Class of security

2) Price per share

3) Date of transaction

4) Date company informed

5) Total holding following this notification

6) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

7) Date of grant

3 DECEMBER 2004

8) Period during which or date on which exercisable

3 DECEMBER 2007 TO 2 DECEMBER 2014 SUBJECT TO PERFORMANCE CRITERIA

9) Total amount paid (if any) for grant of the option

NIL

0) Description of shares or debentures involved: class, number.

37,317 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

1) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

181.5 PENCE

2) Total number of shares or debentures over which options held
following this notification

203,249

3) Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS ON THE THIRD ANNIVERSARY OF GRANT. NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE, 25% VEST FOR MEDIAN PERFORMANCE AND 100% VEST FOR UPPER DECILE AND ABOVE WITH PRORATE VESTING BETWEEN MEDIAN AND UPPER DECILE PERFORMANCE. FOR 24,878 OPTIONS THE COMPARATOR GROUP COMPRISES 27 OTHER UK LISTED BIOTECH COMPANIES AND FOR 12,439 OPTIONS THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX

4) Name of contact and telephone number for queries

5) Name and signature of authorised company official responsible for making this notification

DR G W CHONG

Date of Notification 9 DECEMBER 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Phytopharm PLC
TIDM	PYM
Headline	Director Shareholding
Released	12:30 03-Dec-04
Number	0033G

NS Number:0033G
hytopharm PLC
 December 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

)   NAME OF COMPANY

HYTOPHARM PLC

)   NAME OF DIRECTOR

R R P DIXEY

)   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

S IN 2 ABOVE

)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

S IN 2 ABOVE

)   Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

S IN 2 ABOVE

)   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

XERCISE OF SHARE OPTIONS UNDER THE 1996 COMPANY SHARE OPTION SCHEME

)   Number of shares/amount of stock acquired

88,889

)   Percentage of issued Class
ANY TREASURY SHARES HELD BY COMPANY SHOULD NOT BE TAKEN INTO ACCOUNT
HEN CALCULATING PERCENTAGE)

.0068%

)   Number of shares/amount of stock disposed

IONE

.0) Percentage of issued Class
(ANY TREASURY SHARES HELD BY COMPANY SHOULD NOT BE TAKEN INTO ACCOUNT
WHEN CALCULATING PERCENTAGE)

l1) Class of security

ORDINARY

l2) Price per share

EXERCISE PRICE 45 PENCE

l3) Date of transaction

3 DECEMBER 2004

l4) Date company informed

3 DECEMBER 2004

l5) Total holding following this notification

543,964

l6) Total percentage holding of issued class following this notification
(ANY TREASURY SHARES HELD BY COMPANY SHOULD NOT BE TAKEN INTO ACCOUNT
WHEN CALCULATING PERCENTAGE)

0.013%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

l7) Date of grant

l8) Period during which or date on which exercisable

l9) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

R WANG CHONG
1480 437697

5) Name and signature of authorised company official responsible for making this notification

Date of Notification 3 DECEMBER 2004

ND

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The company news service from the London Stock Exchange

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Company	Phytopharm PLC
TIDM	PYM
Headline	Director Shareholding
Released	15:54 6 May 2004
Number	3833Y

RNS Number:3833Y
Phytopharm PLC
6 May 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

PHYTOPHARM PLC

2) NAME OF DIRECTOR

DR R P DIXEY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

AS 2 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF SHARE OPTIONS UNDER THE PHYTOPHARM SHARE OPTION PLAN 2003

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount

of stock disposed

10) Percentage of issued Class
(any treasury shares held by company should not be taken into account when calculating percentage)

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

5 MAY 2004

18) Period during which or date on which exercisable

6 MAY 2007 TO 5 MAY 2014 SUBJECT TO PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

20,000 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

185 PENCE

22) Total number of shares or debentures over which options held following this notification

615,509

23) Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS AT THE THIRD, FOURTH AND FIFTH ANNIVERSARIES OF GRANT.

NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE, 25% VEST FOR MEDIAN PERFORMANCE AND 100% VEST FOR UPPER DECILE AND ABOVE WITH PRORATE VESTING BETWEEN MEDIAN AND UPPER DECILE PERFORMANCE. FOR 13,334 OPTIONS THE COMPARATOR GROUP COMPRISES 19 OTHER UK LISTED BIOTECH COMPANIES AND FOR 6,666 OPTIONS THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX

24) Name of contact and telephone number for queries

25) Name and signature of authorised company official responsible for making this notification

DR G W CHONG

Date of Notification 6 MAY 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

PHYTOPHARM PLC

2) NAME OF DIRECTOR

DR D D REES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

AS 2 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF SHARE OPTIONS UNDER THE PHYTOPHARM SHARE OPTION PLAN 2003

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class
(any treasury shares held by company should not be taken into account when calculating percentage)

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

5 MAY 2004

18) Period during which or date on which exercisable

6 MAY 2007 TO 5 MAY 2014 SUBJECT TO PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

20,000 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

185 PENCE

22) Total number of shares or debentures over which options held following this notification

641,318

23) Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS AT THE THIRD, FOURTH AND FIFTH ANNIVERSARIES OF GRANT. NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE, 25% VEST FOR MEDIAN

PERFORMANCE AND 100% VEST FOR UPPER DECILE AND ABOVE WITH PRORATE VESTING BETWEEN MEDIAN AND UPPER DECILE PERFORMANCE. FOR 13,334 OPTIONS THE COMPARATOR GROUP COMPRISES 19 OTHER UK LISTED BIOTECH COMPANIES AND FOR 6,666 OPTIONS THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX

24) Name of contact and telephone number for queries

25) Name and signature of authorised company official responsible for making this notification

DR G W CHONG

Date of Notification 6 MAY 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

PHYTOPHARM PLC

2) NAME OF DIRECTOR

DR G W CHONG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

AS 2 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF SHARE OPTIONS UNDER THE PHYTOPHARM SHARE OPTION PLAN 2003

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class
(any treasury shares held by company should not be taken into account when calculating percentage)

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

5 MAY 2004

18) Period during which or date on which exercisable

6 MAY 2007 TO 5 MAY 2014 SUBJECT TO PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

20,000 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

185 PENCE

22) Total number of shares or debentures over which options held following this notification

165,932

23) Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS AT THE THIRD, FOURTH AND FIFTH ANNIVERSARIES OF GRANT. NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE, 25% VEST FOR MEDIAN

PERFORMANCE AND 100% VEST FOR UPPER DECILE AND ABOVE WITH PRORATE VESTING BETWEEN MEDIAN AND UPPER DECILE PERFORMANCE. FOR 13,334 OPTIONS THE COMPARATOR GROUP COMPRISES 19 OTHER UK LISTED BIOTECH COMPANIES AND FOR 6,666 OPTIONS THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX

24) Name of contact and telephone number for queries

25) Name and signature of authorised company official responsible for making this notification

DR G W CHONG

Date of Notification 6 MAY 2004

END

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RECEIVED
2005 JUL 26 P 2:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	10:38 30-Jun-05
Number	2661O

RNS Number:2661O
Phytopharm PLC
30 June 2005

Re: Disclosure of interests in shares

In accordance with Part IV of the UK Companies Act 1985, M & G Investment Management Limited informed us on 28th June 2005, that Prudential plc and all of its subsidiary companies no longer has a notifiable interest in the issued share capital of Phytopharm plc.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

ɔmpany	Phytopharm PLC
DM	PYM
ɘadline	Holding(s) in Company
ɘleased	07:00 16-May-05
ımber	3198M

S Number:3198M
ytopharm PLC
May 2005

: Disclosure of interests in shares

accordance with Section 198-202 of the UK Companies Act 1985, Legal & General oup plc informed us on 13th May 2005 that it and its subsidiary companies have notifiable interest in 1,760,787 ordinary shares of Phytopharm plc, amounting 3.44%, on the basis of Phytopharm's current issued share capital of ,180,893 ordinary shares.

gistered Holder:	Number of Shares Held
BC Global Custody Nominee (UK) Ltd A/C 914945	15,437
BC Global Custody Nominee (UK) Ltd A/C 775245	225,562
BC Global Custody Nominee (UK) Ltd A/C 357206	1,254,607
BC Global Custody Nominee (UK) Ltd A/C 747381	108,823
BC Global Custody Nominee (UK) Ltd A/C 866203	83,671
BC Global Custody Nominee (UK) Ltd A/C 916681	2,375
BC Global Custody Nominee (UK) Ltd A/C 360509	70,312
tal	1,760,787

Wang Chong
ief Financial Officer

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	13:59 13-May-05
Number	2939M

RNS Number:2939M
Phytopharm PLC
13 May 2005

Re: Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, FMR Corp, the parent holding company of Fidelity Management & Research Company (FMRCO), and Fidelity International Limited (FIL) informed us on 10th May 2005 that it and its subsidiary companies, including Fidelity Investment Services Ltd (FISL), and Mr Edward C Johnson 3rd of 82 Devonshire Street, Boston MA 02109, a principal shareholder of FMR Corp and FIL, no longer have a notifiable interest in the ordinary shares of Phytopharm plc, amounting to less than 3%, on the basis of Phytopharm's current issued share capital of 51,180,893 ordinary shares.

Dr Wang Chong
Chief Financial Officer

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	07:00 10-May-05
Number	0811M

RNS Number:0811M
Phytopharm PLC
9 May 2005

Letter to RNS

Dated: 9 May 2005

Re: Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, M & G Investment Management Limited informed us on 5th May 2005, that Prudential plc and certain of its subsidiary companies have a notifiable interest in 1,551,306 ordinary shares of Phytopharm plc, amounting to 3.03%, on the basis of Phytopharm's current issued share capital of 51,180,893 ordinary shares.

Registered holder:	Number of Shares held	Percentage Holding
PRUCLT HSBC GIS NOM(UK) PAC AC	1,512,797	2.956%
PRUCLT GIS NOM(UK)PPL AC	33,509	0.065%
Prudential Holborn Pensions Limited	5,000	0.000%

Letter from: Dr G W Chong
Chief Financial Officer
Phytopharm

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The company news service from the London Stock Exchange

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Free annual report

Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	12:06 20-Apr-05
Number	2904L

RNS Number:2904L
Phytopharm PLC
20 April 2005

Re: Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, FMR Corp, the parent holding of Fidelity Management & Research Company (FMRCO), and Fidelity International Limited (FIL) informed us on 20 April 2005 that it and its subsidiary companies, including Fidelity Investment Services Ltd (FISL) and Mr Edward C Johnson 3rd of 82 Devonshire Street, Boston MA 02109, a principal shareholder of FMR Corp and FIL, no longer have a notifiable interest in the ordinary shares of Phytopharm plc based on an issued share capital of 43,099,700 ordinary shares

This information is provided by RNS
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2005 JUL 26 P 2:

FICE OF ... CORPORATE ...

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Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	14:57 01-Mar-05
Number	1875J

NS Number:1875J
hytopharm PLC
March 2005

e: Disclosure of interests in shares

n accordance with Section 198-202 of the UK Companies Act 1985, HBOS plc nformed us on 25th February 2005 that it and its subsidiary companies have a otifiable interest in 2,708,821 ordinary shares of Phytopharm plc, amounting to .29%, on the basis of Phytopharm's current issued share capital of 43,099,700 rdinary shares.

egistered Holder:	Fund:	Number of Shares Held;	Percentage Holding:
SDL Nominees Limited	N/A	34	0.00%
tate Street Nominees Limited a/c 2GEH	2GEH	53,087	0.12%
tate Street Nominees Limited a/c 2GDX	2GDX	61,251	0.14%
tate Street Nominees Limited a/c 2GEG	2GEG	444,718	1.03%
tate Street Nominees Limited a/c 2GDW	2GDW	580,012	1.35%
tate Street Nominees Limited a/c 2GDS	2GDS	1,569,719	3.64%
ggregate material Holding of HBOS Group		2,708,821	6.29%

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Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	07:00 20-Dec-04
Number	5914G

NS Number:5914G
hytopharm PLC
7 December 2004

n accordance with Section 198-202 of the UK Companies Act 1985, Deutsche Bank .G informed us on 15th December 2004 that it and its subsidiary companies no onger have a notifiable interest in the ordinary shares of Phytopharm plc on he basis of an issued share capital of 42,748,824 ordinary shares.

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2005 JUL 26 P 2: -
OFFICE OF INTERNAT
CORPORATE F...

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:ompany	Phytopharm PLC
'IDM	PYM
ɨeadline	Holding(s) in Company
꞉eleased	18:10 17-Dec-04
ɨumber	5905G

NS Number:5905G
hytopharm PLC
7 December 2004

e: Disclosure of interests in shares

n accordance with Section 198-202 of the UK Companies Act 1985, Polygon nvestment Partners LLP and Polygon Investment Partners LP, which act on behalf f Polygon. Opportunities Master Fund, informed us on 13th December 2004 that hey no longer have a notifiable interest in the relevant share capital of hytopharm plc.

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2005 JUL 26 P 2:4?
?ICE OF INTERNATI?
CORPORATE FINA???

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Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	11:44 29-Nov-04
Number	7536F

ɛNS Number:7536F
ᵓhytopharm PLC
:9 November 2004

ᵀhe Company received notification on 25 November 2004 from Amvescap plc that ɪollowing the purchase of 50,000 Ordinary 1p shares on 24 November 2004, Invesco ᵓerpetual Investment Series (UK ICVC) is the beneficial owner of 5,992,059 ᴐrdinary 1p shares representing 14.01% of the issued share capital. The shares ɪre registered in the name of Vidacos Nominees Limited.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	11:40 29-Nov-04
Number	7538F

RNS Number:7538F
Phytopharm PLC
29 November 2004

The Company received notification on 25 November 2004 that following the purchase of 100,000 Ordinary 1p shares on 23 November 2004, Amvescap plc and its subsidiary companies on behalf of discretionary clients have an interest (within the meaning of Part VI of Section 198 of the Companies Act 1985) in 4,731,817 Ordinary 1p shares. This represents 11.06% of the issued share capital. Details of the registered holders (as required by Section 202(3) of the Act) are set out below:

Vidacos Nominees Ltd	1,406,108
HSBC Nominees Ltd	1,959,879
Chase Nominees Ltd	769,619
Bank of New York Nominees Ltd	392,818
Northern Trust Nominees Ltd	203,393

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Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	18:02 11-Oct-04
Number	9617D

RNS Number:9617D
Phytopharm PLC
11 October 2004

In accordance with Section 198-202 of the UK Companies Act 1985, Polygon Investment Partners LLP and Polygon Investment Partners LP, which act on behalf of Polygon Opportunities Master Fund, informed us on 11th October 2004 that they have a notifiable interest in 1,500,000 ordinary shares of Phytopharm plc, amounting to 3.51%%, on the basis of Phytopharm's current issued share capital of 42,748,824 ordinary shares.

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2005 JUL 26 P 2:47

FFICE OF INTERNATIONAL
CORPORATE FINANCE

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Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	16:58 05-Oct-04
Number	7470D

RNS Number:7470D
Phytopharm PLC
October 2004

To RNS

Re: Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, Deutsche Bank AG informed us on 30th September 2004 that it and its subsidiary companies have a notifiable interest in 1,572,744 ordinary shares of Phytopharm plc, amounting to 3.68%, on the basis of Phytopharm's current issued share capital of 42,748,824 ordinary shares.

From Dr Wang Chong
Chief Financial Officer

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Regulatory Announcement

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Company	Phytopharm PLC
TIDM	PYM
Headline	Blocklisting Interim Review
Released	14:39 29-Apr-05
Number	7361L

RNS Number:7361L
Phytopharm PLC
29 April 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: PHYTOPHARM PLC

2. NAME OF SCHEME: THE PHYTOPHARM 1996 COMPANY SHARE OPTION PLAN

3. PERIOD OF RETURN: FROM: 1 NOVEMBER 2004 TO: 30 APRIL 2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 159,660 ORDINARY SHARES OF 1 PENCE

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 159,660 ORDINARY SHARES OF 1 PENCE

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 400,000 ORDINARY SHARES OF 1 PENCE ON 18 MAY 2000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

TOTAL SHARES IN ISSUE 43,099,700 ORDINARY SHARES OF 1 PENCE AT 30 APRIL 2005

CONTACT FOR QUERIES

NAME: DR G W CHONG
TELEPHONE: 01480 437697

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Regulatory Announcement

Company	Phytopharm PLC
TIDM	PYM
Headline	Blocklisting Interim Review
Released	10:56 21-Mar-05
Number	9942J

NS Number:9942J
hytopharm PLC
1 March 2005

BLOCKLISTING SIX MONTHLY REVIEW

. NAME OF COMPANY:

PHYTOPHARM PLC

. NAME OF SCHEME:

THE PHYTOPHARM 1996 UNAPPROVED DISCRETIONARY SHARE OPTION SCHEME

. PERIOD OF RETURN: FROM: TO:

17 SEPTEMBER 2004 16 MARCH 2005

. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD:

400,000 ORDINARY SHARES OF 1 PENCE

. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD:

259,288 ORDINARY SHARES OF 1 PENCE

. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD:

140,712 ORDINARY SHARES OF 1 PENCE

'. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION:

400,000 ORDINARY SHARES OF 1 PENCE ON 16 MARCH 2004

'LEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.

TOTAL SHARES IN ISSUE 43,099,700 ORDINARY SHARES OF 1 PENCE AT 16 MARCH 2005

CONTACT FOR QUERIES

NAME: DR G W CHONG

ELEPHONE: 01480 437697

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Company	Phytopharm PLC
TIDM	PYM
Headline	Blocklisting Interim Review
Released	15:26 12-Nov-04
Number	1896F

RNS Number:1896F
Phytopharm PLC
12 November 2004

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: PHYTOPHARM PLC

2. NAME OF SCHEME: THE PHYTOPHARM 1996 COMPANY SHARE OPTION PLAN

3. PERIOD OF RETURN: FROM: 1ST MAY 2004 TO: 31ST OCTOBER 2004

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 159,660 ORDINARY SHARES OF 1 PENCE

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 159,660 ORDINARY SHARES OF 1 PENCE

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 400,000 ORDINARY SHARES OF 1 PENCE ON 18TH MAY 2000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

TOTAL SHARES IN ISSUE 42,748,824 ORDINARY SHARES OF 1 PENCE AT 31 OCTOBER 2004

FOR QUERIES ... CHONG

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Company	Phytopharm PLC
TIDM	PYM
Headline	Blocklisting Interim Review
Released	15:26 12-Nov-04
Number	1896F

RNS Number:1896F
Phytopharm PLC
12 November 2004

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: PHYTOPHARM PLC

2. NAME OF SCHEME: THE PHYTOPHARM 1996 COMPANY SHARE OPTION PLAN

. PERIOD OF RETURN: FROM: 1ST MAY 2004 TO: 31ST OCTOBER 2004

. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME 159,660 ORDINARY SHARES OF 1 PENCE
AT END OF THE LAST PERIOD:

. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: NIL

. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 159,660 ORDINARY SHARES OF 1 PENCE

. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES) 400,000 ORDINARY SHARES OF 1 PENCE
ORIGINALLY LISTED AND THE DATE OF ADMISSION: ON 18TH MAY 2000

·EASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
: ORDER FOR US TO UPDATE OUR RECORDS.

)TAL SHARES IN ISSUE 42,748,824 ORDINARY SHARES OF 1 PENCE AT 31 OCTOBER 2004

)NTACT FOR QUERIES

.ME: DR G W CHONG
:LEPHONE: 01480 437697

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Regulatory Announcement

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Company	Phytopharm PLC
TIDM	PYM
Headline	Blocklisting Interim Review
Released	09:16 21-Sep-04
Number	1538D

```
NS Number:1538D
hytopharm PLC
1 September 2004


                  BLOCKLISTING SIX MONTHLY REVIEW


.. NAME OF COMPANY:

   PHYTOPHARM PLC


:. NAME OF SCHEME:

   THE PHYTOPHARM 1996 UNAPPROVED DISCRETIONARY SHARE OPTION SCHEME


.. PERIOD OF RETURN:      FROM:             TO:

                          17 MARCH 2004     16 SEPTEMBER 2004


:. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:

   400,000 ORDINARY SHARES OF 1 PENCE


;. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:

   NIL


;. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:

   400,000 ORDINARY SHARES OF 1 PENCE


'. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   400,000 ORDINARY SHARES OF 1 PENCE ON 16 MARCH 2004

'LEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
'N ORDER FOR US TO UPDATE OUR RECORDS.

   TOTAL SHARES IN ISSUE 42,748,824 ORDINARY SHARES OF 1 PENCE AT 16
   SEPTEMBER 2004

'ONTACT FOR QUERIES
```

AME: DR G W CHONG

ELEPHONE: 01480 437697

This information is provided by RNS
The company news service from the London Stock Exchange

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y Announcement

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Company	Phytopharm PLC
TIDM	PYM
Headline	Blocklisting Interim Review
Released	15:31 15-Jul-04
Number	8936A

NS Number:8936A
hytopharm PLC
5 July 2004

BLOCKLISTING SIX MONTHLY REVIEW

. NAME OF COMPANY: PHYTOPHARM PLC

. NAME OF SCHEME: THE PHYTOPHARM 1996 UNAPPROVED DISCRETIONARY SHARE OPTION SCHEME

. PERIOD OF RETURN: FROM: 11 DECEMBER 2003 TO: 10 JUNE 2004

. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 260,000 ORDINARY SHARES OF 1 PENCE

. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: NIL ORDINARY SHARES OF 1 PENCE

. BALANCE UNDER SCHEME NOT YET ISSUED/ ALLOTTED AT END OF PERIOD: 132,976 ORDINARY SHARES OF 1 PENCE

. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 260,000 ORDINARY SHARES OF 1 PENCE ON 10TH DECEMBER 2001

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

TOTAL SHARES IN ISSUE 42,743,269 ORDINARY SHARES OF 1 PENCE AT 10 JUNE 2004

CONTACT FOR QUERIES

NAME: DR G W CHONG
TELEPHONE: 01480 437697

This information is provided by RNS

Regulatory Announcement

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Company	Phytopharm PLC
TIDM	PYM
Headline	Blocklisting Interim Review
Released	17:04 25-May-04
Number	0753Z

NS Number:0753Z
hytopharm PLC
5 May 2004

BLOCKLISTING SIX MONTHLY REVIEW

. NAME OF COMPANY: PHYTOPHARM PLC

. NAME OF SCHEME: THE PHYTOPHARM 1996 COMPANY SHARE OPTION SCHEME

. PERIOD OF RETURN: FROM: 1ST NOVEMBER 2003 TO: 30TH APRIL 2004

. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 159,660 ORDINARY SHARES OF 1 PENCE

. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: NIL

. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 159,660 ORDINARY SHARES OF 1 PENCE

. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 400,000 ORDINARY SHARES OF 1 PENCE ON 18TH MAY 2000

.EASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
: ORDER FOR US TO UPDATE OUR RECORDS.

'TAL SHARES IN ISSUE 42,743,269 ORDINARY SHARES OF 1 PENCE AT 31 OCTOBER 2003

'NTACT FOR QUERIES

ME: DR G W CHONG

LEPHONE: 01480 437697

D

[Close]

Regulatory Announcement

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Company	Phytopharm PLC
TIDM	PYM
Headline	Change of Broker
Released	07:00 23-Jun-05
Number	9354N

Phytopharm plc (the 'Company')

23 June 2005

Resignation of Joint Sponsor and Broker

The Company announces that Canaccord Capital (Europe) Limited has resigned as the company's joint sponsor ar
broker with immediate effect.

End

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Company	Phytopharm PLC
TIDM	PYM
Headline	Notice of Results
Released	16:04 19-Apr-05
Number	2554L

19 April

Phytopharm plc

Phytopharm plc will be announcing its interim results for the six months ended 28 February 2005 on Wednesday, May 2005.

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Company	Phytopharm PLC
TIDM	PYM
Headline	Notice of Results
Released	14:42 01-Dec-04
Number	8830F

1 December 20

Phytopharm plc

hytopharm plc will be announcing its preliminary results for the year ended 31 August 2004 on Friday 3 December 004.

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Phytopharm

Phytopharm plc Interim report for the six months ended 28 February 2005



Contents



Inspired by nature

Phytopharm is a pharmaceutical company engaged principally in the research and development of pharmaceutical and functional food products based on clinical data generated from medicinal plant extracts. The Company is currently conducting research and development on novel pharmaceutical and functional food products within four disease areas:

Neurodegeneration

Obesity and metabolic disease

Dermatology

Inflammation

Mission

To develop 'first in class' products in categories of high unmet medical need.

Strategy

Phytopharm's strategy is to maximise shareholder value through the development of candidate products to a point where they may be licensed to multinational partners on attractive terms. This process would typically commence following 'proof of principle' (Phase IIa) clinical evaluation and would involve Phytopharm granting certain rights over a product (such as the right to sell a product in a particular territory) under licence to a partner in return for a revenue stream.

The Company keeps its core competencies in-house (such as pre-clinical and clinical strategy and management), while outsourcing all laboratory work and clinical testing to specialists, which enables the Company to control costs and to operate successfully, in spite of its small size.


Mon
Tue
Wed

Key events over the period

Completion of a Licence and Joint Development Agreement with Unilever for *Hoodia gordonii* extract

Successful interim data review for Phase II proof of principle study in Alzheimer's disease (Cogane™)

Receipt of £4 million milestone (£3.6 million net received in March 2005) from Yamanouchi following evaluation of interim Phase II Alzheimer's disease data (Cogane™)

Termination of licensing agreement with Yamanouchi in March 2005, following Yamanouchi's post-merger portfolio review

Revenues and milestone receipts of £6.3 million (H1 2004: £1.1 million) generate a profit for the period of £734,999 (H1 2004: loss of £1.9 million)

Placing of new shares in April raised £9.0 million after expenses





Pioneering a new route to market for pharmaceuticals

Phytopharm believes that its route to develop and market pharmaceuticals gives it a competitive advantage over certain other companies developing products for the same diseases. Rather than starting with a library of chemicals, the Company starts with an extract of a medicinal plant that has a history of clinical use, and either develops a medicine based on a controlled extract of the plant or isolates the active chemical in order to develop it as a prescription medicine.

Phytopharm performs a series of pre-clinical studies and/or a clinical trial and uses the effects of the product on the pre-clinical models and/or patients to guide it to a hypothesis of its mode of action. A screen is then developed, and where possible the active chemicals are isolated, and ideally a novel medicine is developed which can be licensed as a prescription product.

Classic route to market


1
2
3
4

1. Choose a library of potential products
2. Test a huge number
3. Proceed with the very few that appear to be active
4. Develop any that achieve proof of principle into a pharmaceutical

In addition to this development model, the Company subcontracts all laboratory work to specialists while retaining full control over the direction of its research. As a result, the Company has low fixed overheads, access to advanced research techniques and a lower development cost structure.

Phytopharm's development model contrasts with the typical pharmaceutical development model that starts with a biological target (for example, an enzyme or ion channel) and then screens a large number of chemicals until activity is found. This typical pharmaceutical development process can be time consuming and expensive.

Phytopharm's research and development can generate libraries of compounds, biological targets and associated clinical and pre-clinical data. This data creates development programmes aimed at target diseases, and ideally leads to multiple product licensing opportunities for specific compounds within those programmes. The current status of the products within the four disease areas being developed by the Company, each at different stages of development, is considered in more detail in the following pages.

Phytopharm route to market


1
2
3

Start with plant remedies that work

Develop plant-based medicine or isolate the active chemical

Test for proof of principle, and develop into a pharmaceutical functional food

Four disease areas

Neurodegeneration

Incorporates the development of pharmaceutical prescription products based on striking clinical studies using a traditional Asian tonic.

Product	Programme	Mode of action	Development stage
Cogane™ (PYM50028)	Alzheimer's disease/dementia	Reverses decline in memory	Phase II in progress
Myogane™ (PYM50018)	Motor neurone disease (ALS)	Neuroregenerative	Phase Ia completed
PYM50028	Parkinson's disease	Neuroregenerative	Phase Ib completed

Metabolic disease

Based around a single South African plant extract with a long tradition of use as a bush food of last resort.

Product	Programme	Mode of action	Development stage
Hoodia gordonii extract	Dietary control of obesity	Reduces the desire to eat	Functional food in development
In development	Obesity and metabolic disease	Direct action on satiety centre	Pre-clinical studies in progress

Phytopharm glossary of pharmaceutical product development

Pre-clinical studies
Safety and toxicology studies conducted in the laboratory to ensure that the product is safe to be given to humans or animals.

Phase I
Safety studies conducted in healthy volunteers to determine the metabolic and pharmacological actions of the product in humans, the side-effects associated with increasing doses, and, if possible, gain early evidence of effectiveness.

Phase II
Controlled clinical studies conducted in a relatively small number of patients to evaluate the product's effectiveness for treating a particular disease or condition and to determine the short-term side-effects and risks associated with the product.

Phase III
Controlled clinical studies conducted in a larger number of patients in different clinical settings to determine the product's effectiveness, safety, and appropriate dosage for treating a particular disease or condition. Following completion of the studies, the product is submitted to the regulatory body (e.g. FDA in the USA, MHRA in Europe) for approval to market the product.

Dermatology

Arose from a traditional Chinese medicine for eczema. These products have a dual mode of action that targets both the allergic and inflammatory components of eczema.

Product	Programme	Mode of action	Development stage
In development	Eczema	Inhibits allergic and inflammatory cytokines	Pre-clinical studies in progress

Inflammation

Stems from the well recognised anti-inflammatory properties of an Asian spice that has a novel mode of action.

Product	Programme	Mode of action	Development stage
In development	Asthma and other inflammatory disorders	Anti-inflammatory and anti-spasmodic	Pre-clinical studies in progress

Veterinary portfolio

Product	Programme	Mode of action	Development stage
Phytopica™	Canine skin disorders	Helps maintain healthy immune system	Marketed in UK
Zanthofen™	Canine joint disorders	Supports normal white cell function	Marketed in UK

Chief Executive's statement



In our Annual Report 2004, we wrote that 2005 would be a year of transformation, following the year of delivery in 2004. In the first six months of the year, we started by announcing the licence and joint development agreement with Unilever plc for the *Hoodia gordonii* extract. This was followed by an interim data review of the first 60 patients in the Phase II proof of principle study of Cogane™ (PYM50028) in Alzheimer's disease, which concluded that the study medication was not associated with any safety concerns. Following receipt of this data, Yamanouchi Pharmaceutical Co. Ltd. paid us a £4 million milestone payment acknowledging that the data had fulfilled the criteria in the licence agreement. However, at the same time, Yamanouchi informed us of their intention to terminate the PYM50028 licence agreement. This news caused us to terminate at the last minute a £23.9 million Placing and Open Offer in February 2005 so that potential investors could make an informed decision. Following the announcement of termination by Yamanouchi we subsequently raised £10.1 million in a revised Placing and Open Offer in April 2005 after the end of this interim period.

Research and development and commercial progress remains satisfying, and we look forward to sustaining our corporate development and financial progress

Dr Richard Dixey
Chief Executive Officer
10 May 2005

Operational review



Phytopharm is a small pharmaceutical company specialising in the discovery and development of novel pharmaceutical and functional food products for neurodegeneration, obesity and metabolic disease, dermatology and inflammation. The Company's strategy is to develop first-in-class products through 'proof of principle' clinical testing, and then secure pharmaceutical partners for late stage development, sales and marketing. The progress of our products over the first half of the year, each at different stages of development, is described on the following pages.

Neurodegeneration

The neurodegeneration programmes include Alzheimer's disease, Parkinson's disease and amyotrophic lateral sclerosis, a motor neurone disease.

Our lead product, **Cogane™** (coded PYM50028) is being developed for Alzheimer's and Parkinson's disease. In pre-clinical studies, PYM50028 is neuro-protective and reverses both the decrease of neuronal growth factors and the neuronal degeneration observed in the ageing brain. Importantly, this product has also been shown to restore levels of proteins that are altered in the ageing brain, returning them to levels observed in the young, causing beneficial outgrowth and branching of neurites.

In January 2005, we announced the successful outcome of a scheduled interim data review for the ongoing Phase II 'proof of principle' clinical study in Alzheimer's disease of PYM50028. This study is being conducted under a clinical trial authorisation (CTA) from the UK Medicines and Healthcare Products Regulatory Agency (MHRA). The Phase II study utilises a randomised, double-blind, placebo-controlled design to evaluate the safety, efficacy and pharmacokinetic profile of PYM50028 after once daily oral administration over three months. The effects of PYM50028 on memory, concentration and executive function will be evaluated during the study. In accordance with the protocol, an interim review was conducted after the first 60 subjects completed the study. The objectives of this review were to evaluate the emergent safety profile of the study and to re-estimate the total number of subjects required to measure the efficacy of PYM50028 on cognitive performance.

The safety review was conducted by an independent consultant physician, who was provided with blinded data for each of the two treatment groups. He concluded that "the data obtained to date indicated that the study medication is not associated with any safety concerns." Therefore, the study will continue with no changes to the safety monitoring.

The sample size reassessment was conducted by an independent statistician, who reported that the sample size for the study should be increased from 200 to 238 subjects. Phytopharm subsequently received regulatory and ethics approval for this amendment.

Recruitment into this study is now complete. We therefore anticipate the completion of the phase II trial at the end of 2005 and, following analysis of the results, will be seeking further licensing partners for this product.

In February 2005, we received confirmation of a milestone payment of £4 million (£3.6 million net received in March 2005) from Yamanouchi Pharmaceutical Co. Ltd ('Yamanouchi') following receipt by Yamanouchi of the safety data in relation to the first 60 patients treated with PYM50028 in the ongoing phase II proof of principle study in patients with Alzheimer's disease. The study confirmed that the data met the criteria set out in the licensing agreement.

In March 2005, Phytopharm also received confirmation from Yamanouchi that as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co, Yamanouchi was terminating the licensing agreement, covering Japan and some other Asian countries, in connection with PYM50028. Phytopharm had previously announced in February 2005 that it had been informed by Yamanouchi that it was likely to terminate this agreement.

Our second neurodegeneration product Myogane™ (coded PYM50018) is being developed for amyotrophic lateral sclerosis (ALS; also known as Lou Gehrig's disease). ALS is the most common motor neurone disease and results from progressive degeneration of both upper and lower motor neurones.

In pre-clinical models, PYM50018 protects against neuronal damage, increases neurite outgrowth, reverses oxidative damage and reverses neuronal apoptosis *in vitro*. When administered orally to a transgenic pre-clinical model of ALS, PYM50018 delays the loss of muscle strength and extends survival time.

Last year, we successfully completed a Phase Ia clinical study to evaluate the safety, tolerability and pharmacokinetic profile of PYM50018. This residential clinical study was conducted under an investigational new drug (IND) application filed with the United States Food and Drug Administration (FDA) and confirmed that the product was well absorbed with a good safety profile. We also announced last year that the FDA had granted Orphan Drug and Fast Track designation to PYM50018 for the treatment of ALS. Building on this success we are now progressing the development package to support further clinical studies with PYM50018 for ALS.

Obesity and metabolic disease

Our obesity programme includes an extract of *Hoodia gordonii* for the dietary control of obesity, which contains a novel appetite suppressant that reduces caloric intake in overweight subjects, as demonstrated in our double-blind, placebo-controlled clinical study announced in December 2001.

In December 2004, we announced that we had granted an exclusive global licence for our *Hoodia gordonii* extract to Unilever plc. As part of the agreement, Unilever committed to initial payments totalling approximately £6.5 million ($12.5 million) out of a potential total of £21 million ($40 million) in payments to us. In addition, we will receive a royalty on sales of all products, including globally recognised brands, containing the extract. We are collaborating with Unilever on a five stage research and development programme of safety and efficacy studies with a view to bringing new products to market. Unilever will manage the agronomy programme and will support the international patent programme for the products. Phytopharm has also developed screens that are predictive of appetite suppressant activity to evaluate pharmaceutical development candidates in our obesity and metabolic disease programme.

Dermatology

The dermatology programmes include products for canine skin disorders and human eczema. These products have a dual mode of action that targets both the allergic and inflammatory components of skin disorders.

Following the success last year of the three-plant product, coded PYM00217 in our European multi-centre study in canine atopic dermatitis, we launched PYM00217 with the brand name **Phytopica™**. Following the successful UK launch to registered veterinary practitioners, Phytopharm is now seeking global partners to market Phytopica™ in other territories.

Inflammation

Finally, the inflammation programmes include products for canine joint disorders and human inflammatory disorders, including asthma. These products are characterised by their inhibition of a wide range of enzymes central to chronic inflammation.

Last year, we announced the launch of **Zanthofen™** (coded PYM50014) for the maintenance of canine joint mobility. Pre-clinical studies have demonstrated that the components of Zanthofen™ maintain normal white cell function and have anti-oxidant properties that help maintain joint mobility. Zanthofen™ is available to veterinary practitioners across the UK and is marketed by Phytopharm's marketing partner, Genitrix Ltd, a UK based veterinary product company.

Steady progress has been made in developing novel synthetic molecules intended to result in a pharmaceutical prescription medicine for the treatment of asthma and other inflammatory disorders. Pre-clinical studies have demonstrated anti-inflammatory and anti-spasmodic activity in several models of asthma and inflammation. We anticipate that further proof of concept studies will be investigated during the year using these compounds in pre-clinical models of asthma.



Dr Daryl Rees
Chief Operating Officer
10 May 2005

Financial review



Summary

The financial performance for the first six months to 28 February 2005 has been influenced by two main events: the income from Unilever for *Hoodia gordonii* extract after the agreement was signed in December 2004 and the third milestone payment due from Yamanouchi for PYM50028 in February 2005. The Company's investment in research and development continues to grow in line principally with the continuing progress of our programmes for Alzheimer's disease, amyotrophic lateral sclerosis and the dietary control of obesity.

Turnover

Revenues of £6.34 million for the first six months (H1 2004: £1.05 million, H2 2004: £0.02 million) comprised principally £2.27 million in payments received from Unilever, for the exclusive licence to develop, manufacture and market *Hoodia gordonii* extract for the dietary control of obesity on a global basis, and a £4 million (£3.6 million net of Japanese withholding tax) milestone payment from Yamanouchi, following acknowledgement by Yamanouchi that the safety data in relation to 60 patients treated with PYM50028 had fulfilled the criteria in the licensing agreement. The significant increase in revenues for the period reflects the intermittent timing of milestone payments.

Expenses

Research and development remained our most significant investment, totalling £4.11 million or 78% of total operating costs, an increase of 58% (H1 2004: £2.60 million, H2 2004: £3.75 million). This is largely due to the successful progress of the Alzheimer's disease and amyotrophic lateral sclerosis programmes, which are in clinical trials, and also the dietary control of obesity programme, which is now fully funded by Unilever. The research and development activity required administrative support of £1.15 million (H1 2004: £0.59 million, H2 2004: £1.12 million), due to the additional one-off costs of an aborted £23.9 million fundraising, US financial compliance costs and the share option compensation charge. This period's total operating expenses were £5.26 million, an increase of 65% (H1 2004: £3.18 million, H2 2004: £4.87 million).

	28 February 2005 £m	Six months ended 31 August 2004 £m	Six months ended 29 February 2004 £m	Year ended 31 August 2004 £m
Turnover	**7.10**	0.02	1.05	1.07
Research and development	**4.87**	3.76	2.59	6.35
Administrative costs	**1.15**	1.12	0.59	1.71
Interest income	**0.09**	0.17	0.07	0.24
Net tax recoverable	**(0.07)**	0.21	0.21	0.76
Loss for period	**0.74**	(4.37)	(1.86)	(6.23)
Loss per share (pence)	**1.9**	(10.0)	(4.8)	(15.3)
Working capital	**6.08**	5.11	9.45	5.11

Interest and Tax

Interest income of £0.09 million was higher this period (H1 2004: £0.07 million, H2 2004: £0.17 million), due to a combination of changing cash balances and higher interest rates, and represents an average return of 2.04% on the cash balances throughout the period. There was a net tax charge of £0.07 million instead of net tax recoverable in previous periods (H1 2004: £0.21 million, H2 2004: £0.33 million), despite a similar research and development corporation tax credit to the previous period, due to the payment of a 10% Japanese withholding tax deducted from the Yamanouchi income.

Liquidity and capital resources

At 28 February 2005 the Group had cash and liquid resources of £3.67 million, £1.76 million lower than at the start of the financial year. Cash and liquid resources were strengthened by a placing and open offer of £9.0 million net, post the period end.

The fixed asset base remained low at £0.16 million since the start of the six month period as research and development activities are contracted out so that the Group does not need to finance its own laboratory facilities. Debtors of £6.33 million are 297% higher than at the start of the period, comprising principally the Yamanouchi milestone payment and to a lesser extent, research and development tax credits. Creditors of £4.27 million are 89% higher than at the start of the period, comprising mainly trade creditors and accruals.

Working capital at 28 February 2005 was £6.07 million, an increase of £0.96 million during the period and is a manifestation of the sporadic nature of milestone payments. The underlying utilisation of working capital in FY2005 is anticipated to be similar to previous periods.

During the period, Phytopharm reported an operating profit of £0.71 million, compared with a loss of £2.1 million in H1 2004. At a pre-tax level, profits were £0.81 million, compared with a loss of £2.1m in H1 2004.

Phytopharm has raised a net total of £43 million since the IPO in 1996 (including the £9.0 million fundraising in April 2005). As at 28 February 2005, a net total of £29 million has been invested by shareholders in developing Phytopharm and its product opportunities.

Dr Wang Chong
Chief Financial Officer
10 May 2005

Independent review report to Phytopharm plc

Introduction

We have been instructed by the Company to review the financial information which comprises the consolidated profit and loss account, the reconciliation of movements in Group shareholders' funds, the consolidated balance sheet and the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of company management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.

A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 28 February 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
10 May 2005

(a) The maintenance and integrity of the Phytopharm plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Unaudited consolidated profit and loss account for six months ended 28 February 2005

	Notes	**Unaudited Six months ended 28 February 2005 £**	Unaudited Six months ended 29 February 2004 £	Audited Year ended 31 August 2004 £
Turnover	2	**6,340,644**	1,052,360	1,072,082
Cost of sales		**(371,054)**	–	(10,136)
Gross profit		**5,969,590**	1,052,360	1,061,946
Net operating expenses	3	**(5,255,859)**	(3,184,923)	(8,057,945)
Operating profit/(loss)		**713,731**	(2,132,563)	(6,995,999)
Interest receivable and similar income		**93,356**	69,693	239,235
Interest payable and similar charges		**(296)**	–	(312)
Profit/(loss) on ordinary activities before taxation		**806,791**	(2,062,870)	(6,757,076)
Tax on profit/(loss) on ordinary activities	4	**(71,792)**	205,434	530,946
Profit/(loss) for the period	7	**734,999**	(1,857,436)	(6,226,130)
Basic earnings/(loss) per share (pence)	5	**1.7**	(4.8)	(15.3)
Diluted earnings per share	5	**1.7**	–	–

Unaudited reconciliation of movements in Group shareholders' funds for the six months ended 28 February 2005

	Unaudited Six months ended 28 February 2005 £	Unaudited Six months ended 29 February 2004 £	Audited Year ended 31 August 2004 £
Profit/(loss) for the period	**734,999**	(1,857,436)	(6,226,130)
New share capital issued	**157,893**	6,517,429	6,519,929
Expenses of share capital issued	**–**	(163,721)	(154,035)
Share option compensation charge	**44,250**	27,340	55,400
Net increase in shareholders' funds	**937,142**	4,523,612	195,164
Opening shareholders' funds	**5,292,048**	5,096,884	5,096,884
Closing shareholders' funds	**6,229,190**	9,620,496	5,292,048

Unaudited consolidated balance sheet at 28 February 2005

	Notes	**Unaudited At 28 February 2005 £**	Unaudited At 29 February 2004 £	Audited At 31 August 2004 £
Fixed assets				
Tangible assets		**154,628**	171,675	177,817
		154,628	171,675	177,817
Current assets				
Stocks		**347,574**	195,820	350,534
Debtors amounts falling due after one year	6	**–**	–	613,929
Debtors amounts falling due within one year		**6,325,063**	1,122,908	977,837
Cash held on deposit as short-term investments		**3,524,233**	2,541,243	5,237,452
Cash at bank and in hand		**147,269**	6,526,875	193,708
		10,344,139	10,386,846	7,373,460
Creditors: amounts falling due within one year		**(4,269,577)**	(938,025)	(2,259,229)
Net current assets		**6,074,562**	9,448,821	5,114,231
Total assets less current liabilities		**6,229,190**	9,620,496	5,292,048
Net assets		**6,229,190**	9,620,496	5,292,048
Capital and reserves				
Called up share capital		**430,997**	427,433	427,488
Share premium account	7	**38,289,041**	38,122,526	38,134,657
Merger reserve	7	**(204,211)**	(204,211)	(204,211)
Profit and loss account	7	**(32,286,637)**	(28,725,252)	(33,065,886)
Equity shareholders' funds		**6,229,190**	9,620,496	5,292,048

Unaudited consolidated cash flow statement for the six months ended 28 February 2005

	Notes	**Unaudited Six months ended 28 February 2005 £**	Unaudited Six months ended 29 February 2004 £	Audited Year ended 31 August 2004 £
Net cash outflow from continuing operating activities		**(2,604,414)**	(3,095,843)	(6,826,047)
Returns on investment and servicing of finance				
Interest received		**93,356**	69,693	239,235
Other interest paid		**(296)**	–	(312)
Net cash inflow from returns on investment and servicing of finance		**93,060**	69,693	238,923
Taxation				
UK corporation tax credit received		**–**	277,600	855,699
Foreign taxation paid		**–**	(100,000)	(100,000)
Net cash (outflow)/inflow from taxation		**–**	177,600	755,699
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(29,126)**	(59,945)	(117,110)
Proceeds on sale of tangible fixed assets		**9,000**	9,750	14,575
Reimbursement of advances to/(advances to) suppliers	6	**613,929**	–	(613,929)
Net cash inflow/(outflow) for capital expenditure and financial investment		**593,803**	(50,195)	(716,464)
Cash outflow before use of liquid resources		**(1,917,551)**	(2,898,745)	(6,547,889)
Management of liquid resources				
Decrease/(increase) in cash held on short-term deposit		**1,713,219**	2,590,309	(105,900)
Financing				
Proceeds from exercise of share options		**157,893**	33,367	36,625
Proceeds from issue of share capital		**–**	6,484,062	6,483,304
Expenses of share capital issue		**–**	(163,721)	(154,035)
Net cash inflow from financing		**157,893**	6,353,708	6,365,894
(Decrease)/increase in cash		**(46,439)**	6,045,272	(287,895)

Reconciliation of operating loss to net cash outflow from operating activities

	Unaudited Six months ended 28 February 2005 £	Unaudited Six months ended 29 February 2004 £	Audited Year ended 31 August 2004 £
Continuing activities			
Operating profit/(loss)	**713,731**	(2,132,563)	(6,995,999)
Depreciation on tangible fixed assets	**44,752**	45,168	93,114
Gain on disposal of fixed assets	**(1,437)**	(4,723)	(6,471)
Decrease/(increase) in stocks	**2,960**	(153,069)	(307,783)
(Increase)/decrease in debtors	**(5,019,018)**	(525)	(108,041)
Increase/(decrease) in creditors	**1,610,348**	(877,471)	443,733
Share option compensation charge	**44,250**	27,340	55,400
Net cash outflow from continuing operating activities	**(2,604,414)**	(3,095,843)	(6,826,047)

Notes to the interim report

1. Preparation of interim statements

The interim results have been prepared in accordance with the accounting policies set out in the Group's 2004 annual report and are unaudited. The information set out in this interim report for the six months to 28 February 2005 does not comprise statutory accounts within the meaning of the Companies Act 1985.

The figures for the year ended 31 August 2004 are abridged from the Group's statutory accounts for that year, which received an unqualified auditors' report and have been filed with the Registrar of Companies.

2. Turnover

	Six months ended 28 February 2005 £	Six months ended 29 February 2004 £	Year ended 31 August 2004 £
By business activity			
Licensing and development	**6,266,426**	1,052,360	1,052,360
Product sales	**74,218**	–	19,722
	6,340,644	1,052,360	1,072,082

3. Net operating expenses

Net operating expenses comprise:

	Six months ended 28 February 2005 £	Six months ended 29 February 2004 £	Year ended 31 August 2004 £
Research and development expenditure	**4,109,707**	2,597,986	6,347,431
Administrative expenditure	**1,146,152**	586,937	1,710,514
	5,255,859	3,184,923	8,057,945

4. Tax on loss on ordinary activities

	Six months ended 28 February 2005 £	Six months ended 29 February 2004 £	Year ended 31 August 2004 £
Current tax			
UK corporation tax credit on loss for period	**328,208**	305,434	630,946
Foreign tax	**(400,000)**	(100,000)	(100,000)
Corporation tax (charge)/credit	**(71,792)**	205,434	530,946

Foreign tax related to 10% Japanese withholding tax.

The Group is forecasting tax losses for the full year. The Group has taken advantage of the Research and Development corporation tax credits introduced in the Finance Act 2000 whereby the Group may surrender corporation tax losses incurred on research and development expenditure for a corporation tax refund at the rate of 24 pence in the pound of actual spend.

5. Earnings per share

The basic earnings per share is based on profits of £734,999 and 42,919,416 ordinary shares, being the weighted average number of shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is diluted to assume conversion of all dilutive potential ordinary shares. The Group has two classes of dilutive potential ordinary shares: these share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period and the contingently issuable shares under the Group's long-term incentive plan.

At 28 February 2005, the performance criteria for the vesting of the awards under the incentive scheme had not been met and consequently the shares in question are excluded from the diluted EPS calculation.

Reconciliations of the earnings and weighted average number of shares used in the calculations for the period to 28 February 2005 are set out below. There is no calculation for the comparative period as the Group incurred a loss.

	Earnings £	Weighted average number of shares	Per share amount (pence)
Basic EPS			
Earnings attributable to ordinary shareholders	734,999	42,919,416	1.7
Effect of dilutive share options	–	769,570	–
Diluted EPS			
Adjusted earnings	734,999	43,688,986	1.7

6. Debtors

The Company was obliged to pay to the Inland Revenue £157,731.41 arising on the exercise by Dr Dixey of 288,889 share options on 3 December 2004, near the end of the exercise period. Dr Dixey is accordingly obliged to reimburse such amount to the Company including interest charges at a commercial rate. He intends to sell a sufficient number of his shares in the Company, as soon as he is reasonably and legally able, to raise sufficient funds net of tax and costs to enable him to reimburse the Company. This amount is included in debtors due within one year.

The Company has been reimbursed by Unilever N.V. as part of the Joint Development Agreement, for the advances made to suppliers shown as debtors due after one year at 31 August 2004.

Notes to the interim report continued

7. Share premium account and reserves

	Share premium account £	Merger reserve £	Profit and loss account £
At 1 September 2004	38,134,657	(204,211)	(33,065,886)
Premium on new share issue	154,384	–	–
Share option compensation charge	–	–	44,250
Loss for the period	–	–	734,999
At 28 February 2005	**38,289,041**	**(204,211)**	**(32,286,637)**

8. Performance share award

On 3 December 2004 the remuneration committee made a performance share award of 150,000 ordinary shares at par to Dr G W Chong. The remuneration committee considered that there was a considerable risk of Dr Chong leaving the Company as his existing share option awards were at option prices significantly in excess of the current share price and this performance share award was granted, as permitted by Chapter 13.13A of the Listing Rules to retain the services of Dr Chong. The award is subject to performance conditions and the benefits are not pensionable. The performance conditions are based on Total Shareholder Return (TSR) over a three year period (with no retesting opportunities) when compared to a peer group comprising 27 other listed UK biotech and pharmaceutical companies for 100,000 shares and compared to the FTSE SmallCap index for the remaining 50,000 shares. In each case 25% of the shares awarded will vest for median performance against the comparator group rising to 100% for upper decile and above performance. None of the shares awarded will vest for below median performance. TSR is considered by the remuneration committee to be the most robust method of measuring company performance over the period. The terms of the award will not be amended to the benefit of Dr Chong without seeking shareholder approval.

9. Post balance sheet events

Phytopharm announced on 29 March 2005 that it had received confirmation from Yamanouchi Pharmaceutical Co. Ltd ('Yamanouchi') that as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co, Yamanouchi is to terminate the licensing agreement covering Japan and some other Asian countries in connection with Cogane™ (PYM50028), Phytopharm's candidate product for the treatment of Alzheimer's disease.

Phytopharm announced on 4 May 2005 the completion of a Placing and Open Offer raising approximately £10.1 million (£9.0 million net of expenses) comprising an aggregate of 8,091,193 new ordinary shares at the issue price of 125 pence per new ordinary share.

Registered office
Corpus Christi House
9 West Street
Godmanchester
Cambridgeshire PE29 2HY

Company number
3131723

Registrars
Capita IRG plc
Bourne House
34 Beckenham Road
Kent BR3 4TU

Auditors
PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

Solicitors
Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Nicholson Graham & Jones
110 Cannon Street
London EC4N 6AR

Financial Public Relations
Financial Dynamics
Holborn Gate
26 Southampton Buildings
London WC2A 1PB

Joint Financial Advisers
Canaccord Capital (Europe) Ltd
1st Floor Brook House
27 Upper Brook Street
London W1K 7QF

NM Rothschilds & Sons Ltd
New Court
St Swithins Lane
London EC4P 4DU

Stockbrokers
Canaccord Capital (Europe) Ltd)
1st Floor Brook House
27 Upper Brook Street
London W1K 7QF

SG Cowen & Co LLC
1221 Avenue of the Americas
14th Floor
New York, NY 10020

Phytopharm plc
Corpus Christi House
9 West Street
Godmanchester
Cambs PE29 2HY
United Kingdom
Tel +44 (0) 1480 437697
Fax +44 (0) 1480 417090
Company number 3131723

www.phytopharm.com

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan or the Republic of Ireland

Phytopharm plc

4 May 2005

Result of Placing and Open Offer

On 8 April 2005, the Company announced a Placing and Open Offer to raise approximately £10.1 million (approximately £9.0 million net of expenses) comprising an aggregate of 8,081,193 New Ordinary Shares at the Issue Price of 125p per New Ordinary Share. Canaccord Capital (Europe) Limited has underwritten the Placing, comprising an aggregate of 8,081,193 New Ordinary Shares, on the terms and conditions set out in the Placing Agreement.

Phytopharm plc announces that, by 3.00 p.m. yesterday (being the latest time and date for receipt of completed Application Forms and payment in full under the Open Offer), valid applications had been received in respect of 4,522,622 New Ordinary Shares, representing 55.96 per cent. of the New Ordinary Shares available pursuant to the Placing and Open Offer.

1,589,243 New Ordinary Shares, representing 19.67 per cent. of the New Ordinary Shares available pursuant to the Open Offer, were the subject of irrevocable undertakings by certain Qualifying Shareholders not to take up and accordingly these New Ordinary Shares are being placed firm at the Issue Price with institutional and other investors.

Accordingly, a total of 3,558,571 New Ordinary Shares (comprising the 1,589,243 New Ordinary Shares placed firm and the remaining 1,969,328 New Ordinary Shares not subject to valid applications under the Open Offer), representing 44.04 per cent. of the New Ordinary Shares available pursuant to the Placing and Open Offer, will be subscribed for pursuant to the terms of the Placing Agreement.

At the Extraordinary General Meeting held today, the Resolution to implement the Offering was duly passed

Application has been made to the UK Listing Authority and to the London Stock Exchange for the Open Offer Shares to be admitted to the Official List and to trading on the market for listed securities of the London Stock Exchange. It is expected that admission to trading of the Open Offer Shares will become effective and that dealings will commence at 8.00 a.m. on 5 May 2005. CREST stock accounts are expected to be credited on 5 May 2005 and definitive share certificates in respect of Open Offer Shares are expected to be posted, where applicable, by 12 May 2005.

A copy of the Prospectus that has been sent to Qualifying Shareholders has been submitted to the UK Listing Authority for approval and the Company hereby gives notice under paragraphs 9.31 and 9.32 of the Listing Rules of the UK Listing Authority that copies of the document are available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 0207 066 1000

For further information:

Phytopharm plc	
Dr Richard Dixey, Chief Executive	+44 (0) 1480 437697
Dr Wang Chong, Chief Financial Officer	+44 (0) 1480 437697
Rothschild	+ 44 (0) 20 7280 5000
Dominic Hollamby	
Canaccord	+44 (0) 20 7518 2777
Mark Ashurst	
Dr Stephen Rowntree	
Media Enquiries: Financial Dynamics	+44 (0) 20 7831 3113
David Yates	
Ben Atwell	

Rothschild, which is regulated by the Financial Services Authority, is acting as co-Sponsor and financial adviser to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

Canaccord, which is regulated by the Financial Services Authority, is acting as co-Sponsor, underwriter and stock broker to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any other person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

The New Ordinary Shares have not been registered under the US Securities Act, under the securities laws of any state of the United States or under applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable law is available, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. The Open Offer is not being made, directly or indirectly, in or into, and will not be capable of acceptance in or from the United States, Canada, Australia, the Republic of Ireland or Japan and doing so may render invalid any purported acceptance. Accordingly, neither this announcement, the Prospectus nor the Acceptance Form are being, and they must not be, issued, mailed, distributed or otherwise transmitted in, into or from the United States, Canada, Australia, the Republic of Ireland or Japan unless Phytopharm in its sole discretion determines otherwise. These written materials are not for distribution in the United States. These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. Phytopharm has not and does not intend to register any of the New Ordinary Shares under the US Securities Act. The New Ordinary Shares will not be offered or sold to the public in the United States.

Definitions

The following definitions are used throughout this announcement except where the context requires otherwise:

"Admission"	admission of the New Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules and to trading on the market for listed securities of the London Stock Exchange
"Application Form"	the application form accompanying the Prospectus on which Qualifying Shareholders may apply for New Ordinary Shares under the Open Offer
"Extraordinary General Meeting" or "EGM"	the Extraordinary General Meeting of the Company, convened for 10 a.m. on 4 May 2005
"Issue Price"	the price of 125p per New Ordinary Share payable under the Placing and Open Offer
"London Stock Exchange"	the London Stock Exchange plc
"New Ordinary Shares"	the 8,081,193 new Ordinary Shares proposed to be issued pursuant to the Placing and Open Offer
"Offering"	collectively the Placing and Open Offer
"Official List"	the Official List of the UK Listing Authority made under Section 74 of the Financial Services and Markets Act 2000
"Open Offer"	the conditional offer by Canaccord, on behalf of the Company, to Qualifying Shareholders to subscribe for the Open Offer Shares at the Issue Price on the terms and subject to the conditions set out or referred to in the Prospectus and the Application Form
"Open Offer Shares"	the 8,081,193 New Ordinary Shares to be issued for cash pursuant to the Open Offer
"Ordinary Shares"	ordinary shares of 1 penny each in the capital of Phytopharm
"Phytopharm" or the "Company" or the "Group"	Phytopharm plc, together where appropriate, with its subsidiary undertakings (as defined in section 258 of the Act)
"Placing"	the conditional placing of 8,081,193 New Ordinary Shares at the Issue Price by Canaccord pursuant to the Placing Agreement
"Placing Agreement"	the conditional co-sponsors' Placing and Open Offer Agreement dated 8 April 2005 between the Company, Canaccord and Rothschild relating, amongst other things, to the Placing and Open Offer
"Placing Shares"	8,081,193 New Ordinary Shares the subject of the Placing
"Prospectus"	the Prospectus relating to the Offering which was posted to Shareholders and participants in the

	Phytopharm share option schemes
"Qualifying Shareholders"	holders of Ordinary Shares on the register of members of the Company as at the close of business on the Record Date
"Record Date"	the record date for the Open Offer, being 1 April 2005
"Resolution"	Resolution 1 set out in the notice of EGM
"Rothschild"	N M Rothschild & Sons Limited
"Shareholders"	holders of Ordinary Shares
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom under Part IV of the Financial Services and Markets Act 2000

8 April 2005

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan or the Republic of Ireland

Phytopharm plc

Placing and Open Offer to raise £ 10.1 million

Phytopharm plc (LSE: PYM) ("Phytopharm") announces today that it proposes to raise approximately £10.1 million (approximately £9.0 million net of expenses) through a Placing and Open Offer comprising an aggregate of 8,081,193 New Ordinary Shares at the Issue Price of 125p per New Ordinary Share. Qualifying Shareholders have the right to subscribe for their pro rata entitlement in accordance with the terms of the Open Offer. The Issue Price of 125p per New Ordinary Share represents a discount of 6.5p (4.9 per cent.) to the closing middle market price of 131.5p per Ordinary Share trading on the London Stock Exchange on 7 April 2005.

This is a significant equity fundraising for the Company and the New Ordinary Shares to be issued pursuant to the Offering represent an increase of 18.75 per cent. in the issued share capital of the Company.

Canaccord Capital (Europe) Limited ("Canaccord") has agreed to underwrite the Placing, comprising an aggregate of 8,081,193 New Ordinary Shares, on the terms and conditions set out in the Placing Agreement.

The Offering is conditional, amongst other things, on the passing of the Resolution to be proposed at the Extraordinary General Meeting to be held on 4 May 2005.

The Company plans to use the proceeds of the Offering, together with its existing funds, to further develop and exploit the potential of the product candidates in its pipeline, and resources permitting, to expand its pipeline as and when opportunities arise. The additional financial strength resulting from the Offering will also enhance the Company's ability to negotiate more favourable terms when out-licensing.

The Placing is being underwritten by Canaccord, on the terms and conditions set out in the Placing Agreement. The net proceeds of the Offering, at approximately £9.0 million, will be applied to those areas listed below; however, these plans may change over time as a result of regular portfolio reviews undertaken by the Company:

- completing the PYM50028 Phase IIa clinical trial in Alzheimer's disease and preparing the licensing package for a global licensing partner;
- initiating and progressing a PYM50018 Phase Ib clinical trial in motor neurone disease; and
- progressing preclinical development in the metabolic disease, asthma and eczema programs.

Commenting, Dr. Richard Dixey, CEO of Phytopharm, said:

""Phytopharm continues to enjoy strong support from investors. The company has an impressive portfolio of innovative products in both neurodegeneration and obesity and

with the proceeds of the fundraising announced today looks forward to further developing its promising products."

Timetable of principal events

	2005
Record Date for entitlement under the Open Offer	1 April
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 28 April
Latest time and date for receipt of Forms of Proxy for the EGM	9 a.m. on 3 May
Latest time and date for receipt of Application Forms and payment in full under the Open Offer	3.00 p.m. 3 May
Extraordinary General Meeting	10 a.m. on 4 May
Admission and commencement of dealings in the New Ordinary Shares	8.00 a.m. on 5 May
New Ordinary Shares in uncertificated form expected to be credited to CREST accounts	5 May
Definitive certificates for New Ordinary Shares in certificated form expected to be despatched	By 12 May

This summary should be read in conjunction with the full text of this announcement.

For further information:

Phytopharm plc +44 (0) 1480 437697
Dr Richard Dixey, Chief Executive
Dr Wang Chong, Chief Financial Officer

Rothschild + 44 (0) 20 7280 5000
Dominic Hollamby

Canaccord +44 (0) 20 7518 2777
Mark Williams
Dr Stephen Rowntree

Media Enquiries: Financial Dynamics +44 (0) 20 7831 3113
David Yates
Ben Atwell

Rothschild, which is regulated by the Financial Services Authority, is acting as co-Sponsor and financial adviser to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

Canaccord, which is regulated by the Financial Services Authority, is acting as co-Sponsor, underwriter and stock broker to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any other person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

The New Ordinary Shares have not been registered under the US Securities Act, under the securities laws of any state of the United States or under applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable law is available, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. The Open Offer is not being made, directly or indirectly, in or into, and will not be capable of acceptance in or from the United States, Canada, Australia, the Republic of Ireland or Japan and doing so may render invalid any purported acceptance. Accordingly, neither this announcement, the Prospectus nor the Acceptance Form are being, and they must not be, issued, mailed, distributed or otherwise transmitted in, into or from the United States, Canada, Australia, the Republic of Ireland or Japan unless Phytopharm in its sole discretion determines otherwise.

These written materials are not for distribution in the United States. These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. Phytopharm has not and does not intend to register any of the New Ordinary Shares under the US Securities Act. The New Ordinary Shares will not be offered or sold to the public in the United States.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business achievements/performance of Phytopharm and certain of the plans and objectives of management of Phytopharm with respect thereto. These statements may generally, but not always, be identified by the use of words such as "should", "expects", "estimates", "believes" or similar expressions. This announcement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of markets and demand for products. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate: a number of factors could cause Phytopharm's actual financial condition, results of operations and business achievements/performance to differ materially from the estimates made or implied in such forward-looking statements.

8 April 2005

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan or the Republic of Ireland

Phytopharm plc

Placing and Open Offer to raise £ 10.1 million

Phytopharm plc (LSE: PYM) ("Phytopharm") announces today that it proposes to raise approximately £10.1 million (approximately £9.0 million net of expenses) through a Placing and Open Offer comprising an aggregate of 8,081,193 New Ordinary Shares at the Issue Price of 125p per New Ordinary Share. Qualifying Shareholders have the right to subscribe for their pro rata entitlement in accordance with the terms of the Open Offer. The Issue Price of 125p per New Ordinary Share represents a discount of 6.5p (4.9 per cent.) to the closing middle market price of 131.5p per Ordinary Share trading on the London Stock Exchange on 7 April 2005.

This is a significant equity fundraising for the Company and the New Ordinary Shares to be issued pursuant to the Offering represent an increase of 18.75 per cent. in the issued share capital of the Company.

Canaccord Capital (Europe) Limited ("Canaccord") has agreed to underwrite the Placing, comprising an aggregate of 8,081,193 New Ordinary Shares, on the terms and conditions set out in the Placing Agreement.

The Offering is conditional, amongst other things, on the passing of the Resolution to be proposed at the Extraordinary General Meeting to be held on 4 May 2005.

Information on Phytopharm

Phytopharm is a pharmaceutical company engaged principally in the research and development of pharmaceutical and functional food products based on clinical data generated from medicinal plant extracts. The Company is currently conducting research and development on novel pharmaceutical and functional food products within four disease areas:

- The neurodegeneration programs focus on Alzheimer's disease, Parkinson's disease and motor neurone disease, including amyotrophic lateral sclerosis (Lou Gehrig's disease).
- The obesity and metabolic disease programs are focused on the dietary control of obesity and metabolic disease.
- The dermatology programs are for human eczema and canine skin allergies.
- The inflammation programs are directed towards asthma and canine joint disorders.

Phytopharm has two marketed products, PhytopicaTM and ZanthofenTM, and two products in development, PYM50028 (CoganeTM) and Hoodia gordonii extract, that have generated revenues through milestone and other payments. Hoodia gordonii extract was licensed in December 2004 to Unilever who committed to payments totalling approximately £6.5 million out of a potential of up to £21 million in payments to Phytopharm. The Company has received revenues of £7 million

(approximately £6.3 million net of Japanese withholding tax) to date in respect of PYM50028 including the recent £4.0 million (approximately £3.6 million net of Japanese withholding tax) milestone payment from Yamanouchi; however, the licensing agreement has now been terminated and any future revenue from PYM50028 would be contingent on the Company entering into a licensing agreement with another third party. Subject to the results of the ongoing Phase II 'proof of principle' study of PYM50028, which is on target to report preliminary results in the fourth quarter of 2005, the Company intends to seek global multinational partners in the first half of 2006.

The Company was listed on the London Stock Exchange in 1996.

Proposed fundraising of 2 February 2005

On 2 February 2005, Phytopharm announced a proposed fundraising of approximately £23.9 million, which was subsequently approved by shareholders on 25 February 2005 at an extraordinary general meeting.

Following the extraordinary general meeting, the Company was informed by Yamanouchi that, as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co., it was likely that Yamanouchi would terminate the licensing agreement, covering Japan and some other Asian countries, in connection with PYM50028 (CoganeTM), Phytopharm's candidate product for the treatment of Alzheimer's disease. The Company subsequently received confirmation on 28 March 2005 of Yamanouchi's intention to terminate the licensing agreement. The Company accepted this decision and the termination took place with immediate effect.

Yamanouchi acknowledged that safety data in relation to 60 patients treated with PYM50028 has fulfilled the criteria set out in the licensing agreement between Phytopharm and Yamanouchi. Furthermore, Yamanouchi has made a milestone payment of £4.0 million to Phytopharm (approximately £3.6 million net of Japanese withholding tax).

In the light of the change to the Company's position arising from Yamanouchi's notification following the extraordinary general meeting of 25 February 2005, the Board of Phytopharm and its Sponsors, Stock Brokers and Underwriter mutually agreed to terminate the proposed fundraising subject to payment of costs and expenses. The Directors have subsequently reviewed the Company's financial position and have determined that a fundraising remains in the best interests of the Company.

Current Trading and Prospects

The Company published its results for the year ended 31 August 2004 on 26 January 2005, which are reproduced in part 5 of the Prospectus. As at 31 August 2004, Phytopharm had £5,431,160 in cash and as cash held on deposit as short term investments. Since that date, the Company has continued to incur losses and utilise cash resources, in line with Directors' expectations, as it continues to incur expenditure to progress the development of its product candidates and early stage programs.

On 15 December 2004, Phytopharm announced that it had granted an exclusive global licence to its Hoodia gordonii extract to Unilever. As part of the agreement, Unilever has committed to payments totaling approximately £6.5 million out of a potential total of up to £21 million in payments to Phytopharm. In addition, Phytopharm will receive an undisclosed royalty on sales of all products containing the extract. Unilever will also manage the agronomy programme and will support the international patent programme for the products.

On 28 February 2005, the Company announced that it had been informed by Yamanouchi that, as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co., it was likely that Yamanouchi would terminate the licencing agreement, covering Japan and some other Asian countries, in connection with PYM50028 (Cogane™), Phytopharm's candidate product for the treatment of Alzheimer's disease. The Company subsequently received confirmation on 28 March 2005 of Yamanouchi's intention to terminate the licensing agreement. The Company accepted this decision and the termination took place with immediate effect.

Yamanouchi acknowledged that safety data in relation to 60 patients treated with PYM50028 has fulfilled the criteria set out in the licensing agreement between Phytopharm and Yamanouchi. Furthermore, Yamanouchi has made a milestone payment of £4.0 million to Phytopharm (approximately £3.6 million net of Japanese withholding tax).

The Directors expect that losses and cash outflows will continue for a number of years. However, the Directors believe that this fundraising will place the Company in a stronger position to continue the development of the business and to commercialise its products through licensees, leading to revenue generation with a view to building a profitable company in the medium term.

Reasons for the Offering and Use of Proceeds

Phytopharm plans to use the proceeds of the Offering, together with its existing funds, to further develop and exploit the potential of the product candidates in its pipeline, and resources permitting, to expand its pipeline as and when opportunities arise. The additional financial strength resulting from the Offering will also enhance the Company's ability to negotiate more favourable terms when out-licensing.

The Placing is being underwritten by Canaccord on the terms and conditions set out in the Placing Agreement. The net proceeds of the Offering, at approximately £9.0 million, will be applied to those areas listed below; however, these plans may change over time as a result of regular portfolio reviews undertaken by the Company:

- completing the PYM50028 Phase IIa clinical trial in Alzheimer's disease and preparing the licensing package for a global licensing partner;
- initiating and progressing a PYM50018 Phase Ib clinical trial in motor neurone disease; and
- progressing preclinical development in the metabolic disease, asthma and eczema programs.

The Directors currently estimate that all of the proceeds will be invested in the development of the programs currently in clinical and preclinical development, as detailed above.

Details of the Placing and Open Offer

The Company is proposing to raise approximately £10.1 million (approximately £9.0 million after expenses of the Offering) by the issue of 8,081,193 New Ordinary Shares at the Issue Price. This issue comprises:

- 1,589,243 Ordinary Shares, in aggregate, which have been placed firm under the Placing;
- 4,203,092 Ordinary Shares, in aggregate, which have been placed under the Placing subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer; and
- 2,288,858 Ordinary Shares which, as described below, Invesco Asset Management Limited have undertaken to take up pursuant to the Open Offer.

Invesco Asset Management Limited, the manager of certain funds of Amvescap plc, which as at the date of this document directly or indirectly controls 12,207,244 Existing Ordinary Shares (which represents 28.32 per cent. of the issued share capital of the Company at the date of this document), has undertaken to the Company, Canaccord and Rothschild that it will, under the Open Offer, take up Invesco Asset Management Limited's pro rata entitlement to the aggregate number of New Ordinary Shares issued pursuant to the Offering and vote in favour of the Resolution and the other resolutions being proposed at the EGM. Therefore, Invesco Asset Management Limited would take up approximately 2,288,858 New Ordinary Shares under the Open Offer (which represents 28.32 per cent. of the New Ordinary Shares).

The 1,589,243 Ordinary Shares which are being placed firm are the subject of irrevocable undertakings which the Company, Rothschild and Canaccord have received from certain Qualifying Shareholders not to take up any of their entitlements under the Open Offer. Accordingly, such shares are being placed firm at the Issue Price with institutional and other investors under the Placing subject to the Placing Agreement becoming unconditional.

Under the Placing Agreement, Canaccord has agreed, subject to conditions, to use its reasonable endeavours to procure subscribers for 8,081,193 New Ordinary Shares at the Issue Price. To the extent that it fails to procure subscribers for such New Ordinary Shares, and unless those New Ordinary Shares are taken up by Qualifying Shareholders under the Open Offer, Canaccord will subscribe at the Issue Price for such New Ordinary Shares.

Qualifying Shareholders will be given the opportunity under the Open Offer to apply for the Open Offer Shares at the Issue Price pro rata to their holdings of Existing Ordinary Shares at the close of business on the Record Date on the following basis:

3 New Ordinary Shares for every 16 Existing Ordinary Shares

Fractions of New Ordinary Shares will not be allocated to Qualifying Shareholders in the Open Offer and entitlements to apply for New Ordinary Shares will be rounded down to the nearest whole number of New Ordinary Shares. Accordingly, Qualifying Shareholders with less than 6 Existing Ordinary Shares will not be entitled to apply for any New Ordinary Shares. New Ordinary Shares representing the aggregate of fractional entitlements will be taken up under the Placing for the benefit of the Company. The Open Offer is only underwritten by Canaccord.

The Placing and Open Offer are conditional, amongst other things, upon the Placing Agreement becoming or being declared unconditional in all respects by 8.00 a.m. on 5 May 2005 (or such later time and/or date as Canaccord may agree) and not having been terminated in accordance with its terms. The Placing Agreement is conditional, amongst other things, on not having been terminated in accordance with its terms, the passing of the Resolution and the admission of the Placing Shares to the Official List and to trading on the London Stock Exchange becoming effective.

If the above-mentioned conditions are not fulfilled or, if capable of waiver, waived, on or before the relevant time and date specified in the Placing Agreement, the Open Offer will lapse and application monies under the Open Offer will be refunded to the applicants by cheque (at the applicant's risk) without interest within 14 days thereafter.

The New Ordinary Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Ordinary Shares. Application has been made to the UKLA for the New Ordinary Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on its market for listed securities. It is expected that admission to listing of such securities will become effective and dealings on the London Stock Exchange will commence on 5 May 2005.

Qualifying Shareholders will receive with this document an Application Form containing details of their entitlements to subscribe for Open Offer Shares. The terms of the Open Offer provide that Qualifying Shareholders may make a valid application for any number of Open Offer Shares up to and including their *pro rata* entitlements as shown on the Application Form.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue and that entitlements to Open Offer Shares which they do not take up under the Open Offer will not be sold in the market for their benefit. Instead, the New Ordinary Shares relating to that entitlement will be placed under the Placing.

Recommendation

The Board, which has received advice from Rothschild in relation to the Offering, considers that the Placing and Open Offer together with all other resolutions are in the best interests of Shareholders as a whole. In providing advice to the Board, Rothschild has taken into account the Directors' commercial assessments of the Offering and the Company's current and future funding requirements.

Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial shareholdings, which amount to 8,485,130 Ordinary Shares (which represents approximately 19.69 per cent. of the current issued share capital of Phytopharm and which includes the 7,932,000 Ordinary Shares owned by Chakra Limited, in which Dr Dixey holds 50 per cent. of the issued share capital).

Extraordinary General Meeting

An Extraordinary General Meeting is to be held at 10 a.m. on 4 May 2005. At this meeting, amongst other things, the Resolution will be proposed to authorise the Directors to allot the New Ordinary Shares and to disapply statutory pre-emption rights in connection with the Offering.

In addition to the Resolution, the following resolutions will be proposed at the EGM in order to grant to the Directors the authority to generally allot Ordinary Shares (other than pursuant to the Offering) taking into account the issued share capital of the Company as enlarged by the Offering:

• Resolution 2, which is conditional on the passing of the Resolution and Admission, will be proposed as an ordinary resolution to authorise the Directors to allot relevant securities up to a maximum aggregate nominal amount of £168,897 (representing approximately 33 per cent. of the issued share capital of the Company as enlarged by the Offering). The authority conferred by resolution 2 will expire at the conclusion of the annual general meeting of the Company in 2006 and will be in substitution for the general authority conferred at the AGM; and

• Resolution 3, which is conditional on the passing of resolution 2, will be proposed as a special resolution to empower the Directors to allot Ordinary Shares and sell treasury shares for cash as if section 89 of the Companies Act did not apply to any such allotment and/or sale provided that such power is limited to certain pre-emptive offers and otherwise to a maximum aggregate nominal amount of £25,591 (representing approximately five per cent. of the issued share capital of the Company as enlarged by the Offering). The authority conferred by resolution 3 will expire at the conclusion of the annual general meeting of the Company in 2006

Timetable of principal events

	2005
Record Date for entitlement under the Open Offer	1 April
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 28 April
Latest time and date for receipt of Forms of Proxy for the EGM	9 a.m. on 3 May
Latest time and date for receipt of Application Forms and payment in full under the Open Offer	3.00 p.m. 3 May
Extraordinary General Meeting	10 a.m. on 4 May
Admission and commencement of dealings in the New Ordinary Shares	8.00 a.m. on 5 May
New Ordinary Shares in uncertificated form expected to be credited to CREST accounts	5 May
Definitive certificates for New Ordinary Shares in certificated form expected to be despatched	By 12 May

Other

Prospectuses are expected to be dispatched to Shareholders today which provide details of the Placing and Open Offer to explain why the Board of Phytopharm considers that they are in the best interests of the Company.

Copies of the Prospectuses can be obtained from or inspected at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA.

For further information:

Phytopharm plc +44 (0) 1480 437697
Dr Richard Dixey, Chief Executive
Dr Wang Chong, Chief Financial Officer

Rothschild + 44 (0) 20 7280 5000
Dominic Hollamby

Canaccord +44 (0) 20 7518 2777
Mark Williams
Dr Stephen Rowntree

Media Enquiries: Financial Dynamics +44 (0) 20 7831 3113
David Yates
Ben Atwell

Rothschild, which is regulated by the Financial Services Authority, is acting as co-Sponsor and financial adviser to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

Canaccord, which is regulated by the Financial Services Authority, is acting as co-Sponsor, underwriter and stock broker to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any other person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

The New Ordinary Shares have not been registered under the US Securities Act, under the securities laws of any state of the United States or under applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable law is available, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. The Open Offer is not being made, directly or indirectly, in or into, and will not be capable of acceptance in or from the United States, Canada, Australia, the Republic of Ireland or Japan and doing so may render invalid any purported acceptance. Accordingly, neither this announcement, the Prospectus nor the Acceptance Form are being, and they must not be, issued, mailed, distributed or otherwise transmitted in, into or from the United States, Canada, Australia, the Republic of Ireland or Japan unless Phytopharm in its sole discretion determines otherwise.

These written materials are not for distribution in the United States. These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. Phytopharm has not and does not intend to register any of the New Ordinary Shares under the US Securities Act. The New Ordinary Shares will not be offered or sold to the public in the United States.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business achievements/performance of Phytopharm and certain of the plans and objectives of management of Phytopharm with respect thereto. These statements may generally, but not always, be identified by the use of words such as "should", "expects", "estimates", "believes" or similar expressions. This announcement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of markets and demand for products. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate: a number of factors could cause Phytopharm's actual financial condition, results of operations and business achievements/performance to differ materially from the estimates made or implied in such forward-looking statements.

Definitions

The following definitions are used throughout this announcement except where the context requires otherwise:

"Act" or the "Companies Act"	the Companies Act 1985, as amended
"Admission"	admission of the New Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules and to trading on the market for listed securities of the London Stock Exchange
"AGM"	the Annual General Meeting of the Company held on 25 February 2005
"Application Form"	the application form accompanying the Prospectus on which Qualifying Shareholders may apply for New Ordinary Shares under the Open Offer
"Board" or "Directors"	the board of directors of Phytopharm
"Canaccord"	Canaccord Capital (Europe) Limited
"certificated form"	an Ordinary Share which is not in uncertificated form
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations) in accordance with which listed securities may be held and transferred in uncertificated form
"Existing Ordinary Shares"	all of the existing issued Ordinary Shares in the capital of the Company at the date of this document
"Extraordinary General Meeting" or "EGM"	the Extraordinary General Meeting of the Company, convened for 10 a.m. on 4 May 2005
"Issue Price"	the price of 125p per New Ordinary Share payable under the Placing and the Open Offer
"London Stock Exchange" or LSE"	the London Stock Exchange plc
"New Ordinary Shares"	the 8,081,193 new Ordinary Shares proposed to be issued pursuant to the Placing and the Open Offer
"Offering"	collectively the Placing and the Open Offer
"Official List"	the Official List of the UK Listing Authority made under Section 74 of the Financial Services and

	Markets Act 2000
"Open Offer"	the conditional offer by Canaccord, on behalf of the Company, to Qualifying Shareholders to subscribe for the Open Offer Shares at the Issue Price on the terms and subject to the conditions set out or referred to in this document and the Application Form
"Open Offer Shares"	the 8,081,193 New Ordinary Shares to be issued for cash pursuant to the Open Offer
"Ordinary Shares"	ordinary shares of 1 penny each in the capital of Phytopharm
"Phytopharm" or the "Company" or the "Group"	Phytopharm plc, together where appropriate, with its subsidiary undertakings (as defined in section 258 of the Act)
"Placing"	the conditional placing of 8,081,193 New Ordinary Shares at the Issue Price by Canaccord pursuant to the Placing Agreement as described in this document
"Placing Shares"	8,081,193 New Ordinary Shares the subject of the Placing
"Placing Agreement"	the conditional co-sponsors, placing and open offer agreement dated 7 April 2005 between the Company, Canaccord and Rothschild relating, amongst other things, to the Placing and the Open Offer as described in paragraph 9.1 of part 6 of the Prospectus
"Prospectus"	the Prospectus relating to the Offering which is being posted today to Shareholders and participants in the Phytopharm share option schemes
"Qualifying Shareholders"	holders of Ordinary Shares on the register of members of the Company as at the close of business on the Record Date
"Record Date"	the record date for the Open Offer, being 1 April 2005
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 1002 No. 3755)
"Resolution"	Resolution 1 set out in the notice of EGM
"Rothschild"	N M Rothschild & Sons Limited
"Shareholders"	holders of Ordinary Shares
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom under Part IV of the Financial Services and Markets Act 2000

Phytopharm

Press Release

29 March 2005

Confirmation by Yamanouchi of termination of licence for Cogane™

GODMANCHESTER, Cambridgeshire, U.K. (March 29th, 2005) - Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ("Phytopharm") announces today that further to the announcement of 28 February 2005, it has received confirmation from Yamanouchi Pharmaceutical Co. Ltd ("Yamanouchi") that as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co, Yamanouchi is to terminate the licensing agreement, covering Japan and some other Asian countries, in connection with Cogane™ (PYM50028), Phytopharm's candidate product for the treatment of Alzheimer's disease. In the announcement of 28 February, Phytopharm stated that it had been informed by Yamanouchi that it was likely to terminate this agreement. Phytopharm has accepted this decision and the termination will take place with immediate effect.

Yamanouchi has also paid a milestone of £4.0 million (£3.6 million net, less Japanese withholding tax) to Phytopharm following the receipt of the safety data in relation to the first 60 patients treated with Cogane™ in the ongoing phase II proof of principle study in patients with Alzheimer's disease and confirmed that the data met the criteria set out in the licensing agreement. Phytopharm has now commenced dosing on 209 patients out of the projected total of 238 patients required to complete this study, which is on target to report preliminary results in the fourth quarter of 2005.

Dr Richard Dixey, Chief Executive of Phytopharm commented: 'Yamanouchi has paid milestones and access fees totalling £7 million (£6.3 million net, less Japanese withholding tax) during the course of our relationship, funds which have helped reimburse the costs of the ongoing phase II proof of principle study for Cogane™. Subject to the results of this study, we will seek global multinational partners in H1 2006.'

- ENDS -

NOTES TO EDITORS

Alzheimer's disease

Alzheimer's disease is a neurodegenerative disorder that mainly affects the elderly and is characterised by a progressive loss of learning ability and memory. Alzheimer's disease is thought to affect 4.5 million of the US population, and it is believed that this number will continue to grow to approximately 16 million by 2050 (Source: Alzheimer's Association). Several factors have been proposed to play a role in the underlying neurodegeneration, including the excessive formation of beta-amyloid, glutamate and a decrease in neurotrophic factors in the brain.

In pre-clinical studies, the synthetic chemical PYM50028 has been shown to be neuroprotective against beta-amyloid and glutamate damage, to reverse the decrease of neuronal growth factors and to reverse neuronal degeneration observed in the ageing brain. Importantly, this product restores levels of proteins that are altered in the ageing brain, returning them to levels observed in the young and causing beneficial neurite outgrowth and branching. In addition, PYM50028 restores the learning and memory ability in Alzheimer's disease models and thereby offers the potential to reverse the symptoms of Alzheimer's disease.

The global annual market for Alzheimer's disease is estimated to be worth in excess of $2.5 billion (source: Datamonitor); it is also estimated that in the US, the total annual cost burden for Alzheimer's disease exceeds $100 billion (source: US Alzheimer's Association).

Phytopharm plc

Phytopharm is focused on the research and development of novel pharmaceutical and functional food products based on clinical and pre-clinical data generated from medicinal plant extracts. The Company has seven development programmes in four disease areas: neurodegeneration, obesity and metabolic disease, dermatology and inflammation and has a portfolio of two marketed veterinary products.

Enquiries:

Phytopharm plc

Dr Richard Dixey, Chief Executive Tel: +44 1480 437 697

Dr Wang Chong, Chief Financial Officer Tel: +44 1480 437 697

Financial Dynamics

David Yates/Ben Atwell Tel:+44 207 831 3113

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Phytopharm and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as "should", "expects", "anticipates", "estimates", "believes" or similar expressions, as they relate to Phytopharm, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Regulatory Announcement

Go to market news section

Company	Phytopharm PLC
TIDM	PYM
Headline	Re Agreement
Released	07:01 28-Feb-05
Number	0954J

Embargoed until 7.00 a.m. on 28 February

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan or the Republic of Ireland

Phytopharm plc ("Phytopharm" or the "Company")

On 2 February 2005, Phytopharm announced a proposed fund raising, which was subsequently approved by shareholders on February 2005 at an Extraordinary General Meeting.

The Company announces that following the Extraordinary General Meeting, it has been informed by Yamanouc Pharmaceutical Co. Ltd ("Yamanouchi") that as a result of a portfolio review arising out of the merger of Yamanouchi w Fujisawa Pharmaceutical Co, it is likely that Yamanouchi will terminate the licensing agreement, covering Japan and some otl Asian countries, in connection with PYM50028 (Cogane™), Phytopharm's candidate product for the treatment of Alzheime disease. The decision has not yet been finally ratified and Phytopharm has not yet received formal notice of termination.

Yamanouchi has acknowledged that safety data in relation to 60 patients treated with PYM50028 has fulfilled the criteria set c n the licensing agreement between Phytopharm and Yamanouchi. Furthermore, Yamanouchi has stated that it will make milestone payment of £4.0 million to Phytopharm.

In the light of this change to the Company's position, the Board of Phytopharm and its Sponsors, Stock Brokers and Underwri have mutually agreed to terminate the proposed fund raising. The Board notes that Yamanouchi has stated that it will make milestone payment of £4.0 million to Phytopharm and the Board is considering its position with regard to any future fund raisir

Enquiries:

Phytopharm plc	
Dr Richard Dixey, Chief Executive Officer	Tel: +44 7867 782000
Dr Wang Chong, Chief Financial Officer	Tel: +44 1480 437697
Canaccord Capital (Europe) Ltd	Tel: +44 20 7518 2777
Mark Ashurst/Dr Stephen Rowntree	
Financial Dynamics	Tel: +44 20 7831 3113
David Yates/Ben Atwell	

These written materials are not for distribution in the United States. These written materials are not an offer of securities for s n the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act n exemption therefrom.

END

Clos

Phytopharm

Phytopharm plc

Interim results for the period to 28 February 2005

Phytopharm plc today announces interim results for the six-month period ended 28 February 2005.

Key Points - Operational

- Completion of a Licence and Joint Development Agreement with Unilever for *Hoodia gordonii* extract
- Successful interim data review for Phase II proof of principle study in Alzheimer's disease (Cogane™)
- Receipt of £4 million milestone confirmed in February 2005 (£3.6 million net received in March 2005) from Yamanouchi Pharmaceutical Co., Ltd following evaluation of interim Phase II Alzheimer's disease data (Cogane™), confirming that the data had met the criteria in the licensing agreement
- Termination of licensing agreement with Yamanouchi Pharmaceutical Co., Ltd (Cogane™) in March 2005, following Yamanouchi's post-merger portfolio review

Key Points - Financial

- Revenues of £6.3 million (H1 2004: £1.1 million) and milestone receipts enable Phytopharm to record a profit for the period of £734,999 (H1 2004: loss of £1.9 million)
- Placing of new shares announced in April raised £9.0 million after expenses

Dr Richard Dixey, Chief Executive of Phytopharm, said:

"The highlight of the first half was the signing of a worldwide licence agreement with Unilever, the global leader in weight management products, for our Hoodia gordonii extract. We will be seeking further licensing deals over the next year, starting with our veterinary portfolio and then with our Alzheimer's product Cogane™, following completion of phase II trials at the end of this year."

Enquiries:

Phytopharm plc	Today:	07867 782000
Dr Richard Dixey, Chief Executive	Thereafter:	01480 437697
	Mobile:	07867 782000
Dr Wang Chong, Chief Financial Officer	Tel:	01480 437697
	Mobile:	07876 684223
Financial Dynamics	Tel:	0207 831 3113
David Yates / Ben Atwell		

A presentation for analysts will be held at Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB at 9:30am today.

www.phytopharm.co.uk

Operational Review

Phytopharm is a small pharmaceutical company specialising in the discovery and development of novel pharmaceutical and functional food products for neurodegeneration, obesity and metabolic disease, dermatology and inflammation. The Company's strategy is to develop first-in-class products through Phase II clinical testing, and then secure pharmaceutical partners for late stage development, sales and marketing. The progress of our products over the first half of the year, each at different stages of development, is described on the following pages.

Neurodegeneration

The neurodegeneration programmes include Alzheimer's disease, Parkinson's disease and amyotrophic lateral sclerosis, a motor neurone disease.

Our lead product, **Cogane**™ (coded PYM50028) is being developed for Alzheimer's and Parkinson's disease. In pre-clinical studies, PYM50028 is neuroprotective and reverses both the decrease of neuronal growth factors and the neuronal degeneration observed in the ageing brain. Importantly, this product has also been shown to restore levels of proteins that are altered in the ageing brain, returning them to levels observed in the young, causing beneficial outgrowth and branching of neurites.

In January 2005, we announced the successful outcome of a scheduled interim data review for the ongoing Phase II 'proof of principle' clinical study in Alzheimer's disease of PYM50028. This study is being conducted under a clinical trial authorisation (CTA) from the UK Medicines and Healthcare Products Regulatory Agency (MHRA). The Phase II study utilises a randomised, double-blind, placebo-controlled design to evaluate the safety, efficacy and pharmacokinetic profile of PYM50028 after once daily oral administration over three months. The effects of PYM50028 on memory, concentration and executive function will be evaluated during the study. In accordance with the protocol, an interim review was conducted after the first 60 subjects completed the study. The objectives of this review were to evaluate the emergent safety profile of the study and to re-estimate the total number of subjects required to measure the efficacy of PYM50028 on cognitive performance.

The safety review was conducted by an independent consultant physician, who was provided with blinded data for each of the two treatment groups. He concluded that "the data obtained to date indicate that the study medication is not associated with any safety concerns." Therefore, the study will continue with no changes to the safety monitoring.

The sample size re-assessment was conducted by an independent statistician, who reported that the sample size for the study should be increased from 200 to 238 subjects. Phytopharm subsequently received regulatory and ethics approval for this amendment.

A total of 237 subjects have now been recruited into this study, and subject recruitment is expected to be completed within two weeks. We therefore anticipate the completion of the phase II trial for Cogane™ at the end of 2005 and, following analysis of the results, will be seeking further licensing partners for this product.

In February 2005, we received confirmation of a milestone payment of £4 million (£3.6 million net received in March 2005) from Yamanouchi Pharmaceutical Co. Ltd ("Yamanouchi") following receipt by Yamanouchi of the safety data in relation to the first 60 patients treated with PYM50028 in the ongoing phase II proof of principle study in patients

with Alzheimer's disease. The study confirmed that the data met the criteria set out in the licensing agreement.

In March 2005, Phytopharm also received confirmation from Yamanouchi that as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co, Yamanouchi was terminating the licensing agreement, covering Japan and some other Asian countries, in connection with PYM50028. Phytopharm had previously announced in February 2005 that it had been informed by Yamanouchi that it was likely to terminate this agreement.

Our second lead product **Myogane**™ (coded PYM50018) is being developed for amyotrophic lateral sclerosis (ALS; also known as Lou Gehrig's disease). ALS is the most common motor neurone disease and results from progressive degeneration of both upper and lower motor neurones. In pre-clinical models, PYM50018 protects against neuronal damage, increases neurite outgrowth, reverses oxidative damage and reverses neuronal apoptosis *in vitro*. When administered orally to a transgenic pre-clinical model of ALS, PYM50018 delays the loss of muscle strength and extends survival time.

Last year, we successfully completed a Phase Ia clinical study to evaluate the safety, tolerability and pharmacokinetic profile of PYM50018. This residential clinical study was conducted under an investigational new drug (IND) application filed with the United States Food and Drug Administration (FDA) and confirmed that the product was well absorbed with a good safety profile. We also announced last year that the FDA had granted Orphan Drug and Fast Track designation to PYM50018 for the treatment of ALS. Building on this success we are now progressing the development package to support further clinical studies with PYM50018 for ALS.

Obesity and metabolic disease

Our obesity programme includes an extract of ***Hoodia gordonii*** for the dietary control of obesity, which contains a novel appetite suppressant that reduces caloric intake in overweight subjects, as demonstrated in our double-blind, placebo-controlled clinical study announced in December 2001.

In December 2004, we announced that we had granted an exclusive global licence for our *Hoodia gordonii* extract to Unilever plc. As part of the agreement, Unilever committed to initial payments totalling approximately £6.5 million ($12.5 million) out of a potential total of £21 million ($40 million) in payments to us. In addition, we will receive a royalty on sales of all products, including globally recognised brands, containing the extract. We are collaborating with Unilever on a five stage research and development programme of safety and efficacy studies with a view to bringing new products to market. Unilever will manage the agronomy programme and will support the international patent programme for the products. Phytopharm has also developed screens that are predictive of appetite suppressant activity to evaluate pharmaceutical development candidates in our obesity and metabolic disease programme.

Dermatology

The dermatology programmes include products for canine skin disorders and human eczema. These products have a dual mode of action that targets both the allergic and inflammatory components of skin disorders.

Following the success last year of the three-plant product, coded PYM00217 in our European multi-centre study in canine atopic dermatitis, we launched PYM00217 with the brand name

Phytopica™. Following the successful UK launch to registered veterinary practitioners, Phytopharm is now seeking global partners to market Phytopica™ in other territories.

Inflammation

Finally, the inflammation programmes include products for canine joint disorders and human inflammatory disorders, including asthma. These products are characterised by their inhibition of a wide range of enzymes central to chronic inflammation.

Last year, we announced the launch of **Zanthofen**™ (coded PYM50014) for the maintenance of canine joint mobility. Pre-clinical studies have demonstrated that the components of Zanthofen™ maintain normal white cell function and have anti-oxidant properties that help maintain joint mobility. Zanthofen™ is available to veterinary practitioners across the UK and is marketed by Phytopharm's marketing partner, Genitrix Ltd, a UK based veterinary product company.

Steady progress has been made in developing novel synthetic molecules intended to result in a pharmaceutical prescription medicine for the treatment of asthma and other inflammatory disorders. Pre-clinical studies have demonstrated anti-inflammatory and anti-spasmodic activity in several models of asthma and inflammation. We anticipate that further proof of concept studies will be investigated during the year using these compounds in pre-clinical models of asthma.

Financial Review

Summary

The financial performance for the first six months to 28 February 2005 has been influenced by two main events: the income from Unilever for *Hoodia gordonii* extract after the agreement was signed in December 2004 and the third milestone payment due from Yamanouchi for PYM50028 in February 2005. The Company's investment in research and development continues to grow in line principally with the continuing progress of our programmes for Alzheimer's disease, amyotrophic lateral sclerosis and the dietary control of obesity.

Turnover

Revenues of £6.34 million for the first six months (H1 2004: £1.05 million, H2 2004: £0.02 million) comprised principally £2.27 million in payments received from Unilever, for the exclusive licence to develop, manufacture and market *Hoodia gordonii* extract for the dietary control of obesity on a global basis, and a £4 million (£3.6 million net of Japanese withholding tax) milestone payment from Yamanouchi, following acknowledgement by Yamanouchi that the safety data in relation to 60 patients treated with PYM50028 had fulfilled the criteria in the licensing agreement. The significant increase in revenues for the period reflects the intermittent timing of milestone payments.

Expenses

Research and development remained our most significant investment, totalling £4.11 million or 78% of total operating costs, an increase of 58% (H1 2004: £2.60 million, H2 2004: £3.75 million). This is largely due to the successful progress of the Alzheimer's disease and amyotrophic lateral sclerosis programmes, which are in clinical trials, and also the dietary control of obesity programme, which is now fully funded by Unilever. The research and development activity required administrative support of £1.15 million (H1 2004: £0.59 million, H2 2004: £1.12 million), due to the additional one-off costs of an aborted £23.9 million fund raising, US financial compliance costs and the share option compensation charge. This period's total operating expenses were £5.26 million, an increase of 65% (H1 2004: £3.18 million, H2 2004: £4.87 million).

Interest and Tax

Interest income of £0.09 million was higher this period (H1 2004: £0.07 million, H2 2004: £0.17 million), due to a combination of changing cash balances and higher interest rates, and represents an average return of 2.04% on the cash balances throughout the period. There was a net tax charge of £0.07 million instead of net tax recoverable in previous periods (H1 2004: £0.21 million, H2 2004: £0.33 million), despite a similar research and development corporation tax credit to the previous period, due to the payment of a 10% Japanese withholding tax deducted from the Yamanouchi income.

Liquidity and Capital Resources

At 28 February 2005 the Group had cash and liquid resources of £3.67 million, £1.76 million lower than at the start of the financial year. Cash and liquid resources were strengthened by a placing and open offer of £9.0 million net, post the period end.

The fixed asset base remained low at £0.16 million since the start of the six month period as research and development activities are contracted out so that the Group does not need to finance its own laboratory facilities. Debtors of £6.33 million are 297% higher than at the start of the period, comprising principally the Yamanouchi milestone payment and to a lesser

extent, research and development tax credits. Creditors of £4.27 million are 89% higher than at the start of the period, comprising mainly trade creditors and accruals.

Working capital at 28 February 2005 was £6.07 million, an increase of £0.96 million during the period and is a manifestation of the sporadic nature of milestone payments. The underlying utilisation of working capital in FY2005 is anticipated to be similar to previous periods.

During the period, Phytopharm reported an operating profit of £0.71 million, compared with a loss of £2.1 million in H1 2004. At a pre-tax level, profits were £0.81 million, compared with a loss of £2.1m in H1 2004.

Phytopharm has raised a net total of £43 million since the IPO in 1996 (including the £9.0 million fund raising in April 2005). As at 28 February 2005, a net total of £29 million has been invested by shareholders in developing Phytopharm and its product opportunities.

Independent review report to Phytopharm plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the reconciliation of movements in Group shareholders' funds, the consolidated balance sheet and the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of company management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 28 February 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
10 May 2005

(a) The maintenance and integrity of the Phytopharm plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Unaudited consolidated profit and loss account for six months ended 28 February 2005

	Notes	**Unaudited Six months ended 28 Feb 2005 £**	Unaudited Six months ended 29 Feb 2004 £	Audited Year ended 31 Aug 2004 £
Turnover	2	**6,340,644**	1,052,360	1,072,082
Cost of sales		**(371,054)**	-	(10,136)
Gross profit		**5,969,590**	1,052,360	1,061,946
Net operating expenses	3	**(5,255,859)**	(3,184,923)	(8,057,945)
Operating profit/(loss)		**713,731**	(2,132,563)	(6,995,999)
Interest receivable and similar income		**93,356**	69,693	239,235
Interest payable and similar charges		**(296)**	-	(312)
Profit/(loss) on ordinary activities before taxation		**806,791**	(2,062,870)	(6,757,076)
Tax on profit/(loss) on ordinary activities	4	**(71,792)**	205,434	530,946
Profit/(loss) for the period	7	**734,999**	(1,857,436)	(6,226,130)
Basic earnings/(loss) per share (pence)	5	**1.7**	(4.8)	(15.3)
Diluted earnings per share	5	**1.7**	-	-

Unaudited reconciliation of movements in Group shareholders' funds for the six months ended 28 February 2005

	Unaudited Six months ended 28 Feb 2005 £	Unaudited Six months ended 29 Feb 2004 £	Audited Year ended 31 Aug 2004 £
Profit/(loss) for the period	**734,999**	(1,857,436)	(6,226,130)
New share capital issued	**157,893**	6,517,429	6,519,929
Expenses of share capital issued	-	(163,721)	(154,035)
Share option compensation charge	**44,250**	27,340	55,400
Net increase in shareholders' funds	**937,142**	4,523,612	195,164
Opening shareholders' funds	**5,292,048**	5,096,884	5,096,884
Closing shareholders' funds	**6,229,190**	9,620,496	5,292,048

Unaudited consolidated balance sheet at 28 February 2005

	Notes	Unaudited At 28 Feb 2005 £	Unaudited At 29 Feb 2004 £	Audited At 31 Aug 2004 £
Fixed assets				
Tangible assets		154,628	171,675	177,817
		154,628	171,675	177,817
Current assets				
Stocks		347,574	195,820	350,534
Debtors amounts falling due after one year	6	-	-	613,929
Debtors amounts falling due within one year		6,325,063	1,122,908	977,837
Cash held on deposit as short term investments		3,524,233	2,541,243	5,237,452
Cash at bank and in hand		147,269	6,526,875	193,708
		10,344,139	10,386,846	7,373,460
Creditors: amounts falling due within one year		(4,269,577)	(938,025)	(2,259,229)
Net current assets		6,074,562	9,448,821	5,114,231
Total assets less current liabilities		6,229,190	9,620,496	5,292,048
Net assets		6,229,190	9,620,496	5,292,048
Capital and reserves				
Called up share capital		430,997	427,433	427,488
Share premium account	7	38,289,041	38,122,526	38,134,657
Merger reserve	7	(204,211)	(204,211)	(204,211)
Profit and loss account	7	(32,286,637)	(28,725,252)	(33,065,886)
Equity shareholders' funds		6,229,190	9,620,496	5,292,048

Unaudited consolidated cash flow statement for the six months ended 28 February 2005

	Notes	**Unaudited Six months ended 28 Feb 2005 £**	Unaudited Six months ended 29 Feb 2004 £	Audited Year ended 31 Aug 2004 £
Net cash outflow from continuing operating activities		**(2,604,414)**	(3,095,843)	(6,826,047)
Returns on investment and servicing of finance				
Interest received		**93,356**	69,693	239,235
Other interest paid		**(296)**	-	(312)
Net cash inflow from returns on investment and servicing of finance		**93,060**	69,693	238,923
Taxation				
UK corporation tax credit received		-	277,600	855,699
Foreign taxation paid		-	(100,000)	(100,000)
Net cash (outflow)/inflow from taxation		-	177,600	755,699
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(29,126)**	(59,945)	(117,110)
Proceeds on sale of tangible fixed assets		**9,000**	9,750	14,575
Reimbursement of advances to/(advances to) suppliers	6	**613,929**	-	(613,929)
Net cash inflow/(outflow) for capital expenditure and financial investment		**593,803**	(50,195)	(716,464)
Cash outflow before use of liquid resources		**(1,917,551)**	(2,898,745)	(6,547,889)
Management of liquid resources				
Decrease/(increase) in cash held on short term deposit		**1,713,219**	2,590,309	(105,900)
Financing				
Proceeds from exercise of share options		**157,893**	33,367	36,625
Proceeds from issue of share capital		-	6,484,062	6,483,304
Expenses of share capital issue		-	(163,721)	(154,035)
Net cash inflow from financing		**157,893**	6,353,708	6,365,894
(Decrease)/increase in cash		**(46,439)**	6,045,272	(287,895)

Reconciliation of operating loss to net cash outflow from operating activities

	Unaudited Six months ended 28 Feb 2005 £	Unaudited Six months ended 29 Feb 2004 £	Audited Year ended 31 Aug 2004 £
Continuing activities			
Operating profit/(loss)	**713,731**	(2,132,563)	(6,995,999)
Depreciation on tangible fixed assets	**44,752**	45,168	93,114
Gain on disposal of fixed assets	**(1,437)**	(4,723)	(6,471)
Decrease/(increase) in stocks	**2,960**	(153,069)	(307,783)
(Increase)/decrease in debtors	**(5,019,018)**	(525)	(108,041)
Increase/(decrease) in creditors	**1,610,348**	(877,471)	443,733
Share option compensation charge	**44,250**	27,340	55,400
Net cash outflow from continuing operating activities	**(2,604,414)**	(3,095,843)	(6,826,047)

Notes to the interim report

1. Preparation of Interim Statements

The interim results have been prepared in accordance with the accounting policies set out in the Group's 2004 annual report and are unaudited. The information set out in this interim report for the six months to 28 February 2005 does not comprise statutory accounts within the meaning of the Companies Act 1985.

The figures for the year ended 31 August 2004 are abridged from the Group's statutory accounts for that year, which received an unqualified auditors' report and have been filed with the Registrar of Companies.

2. Turnover

	Six months ended 28 Feb 2005 £	Six months ended 29 Feb 2004 £	Year ended 31 Aug 2004 £
By business activity			
Licensing and development	**6,266,426**	1,052,360	1,052,360
Product sales	**74,218**	-	19,722
	6,340,644	1,052,360	1,072,082

3. Net Operating Expenses

Net operating expenses comprise:

	Six months ended 28 Feb 2005 £	Six months ended 29 Feb 2004 £	Year ended 31 Aug 2004 £
Research and development expenditure	**4,109,707**	2,597,986	6,347,431
Administrative expenditure	**1,146,152**	586,937	1,710,514
	5,255,859	3,184,923	8,057,945

4. Tax on Loss on Ordinary Activities

	Six months ended 28 Feb 2005 £	Six months ended 29 Feb 2004 £	Year ended 31 Aug 2004 £
Current tax			
UK corporation tax credit on loss for period	**328,208**	305,434	630,946
Foreign tax	**(400,000)**	(100,000)	(100,000)
Corporation tax (charge)/credit	**(71,792)**	205,434	530,946

Foreign tax related to 10% Japanese withholding tax.

The Group is forecasting tax losses for the full year The Group has taken advantage of the Research and Development corporation tax credits introduced in the Finance Act 2000 whereby the Group may surrender corporation tax losses incurred on research and development expenditure for a corporation tax refund at the rate of 24 pence in the pound of actual spend.

5. Earnings Per Share

The basic earnings per share is based on profits of £734,999 and 42,919,416 ordinary shares, being the weighted average number of shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is diluted to assume conversion of all dilutive potential ordinary shares. The Group has two classes of dilutive potential ordinary shares: these share options granted to employees where the exercise price is less than the average market price

of the company's ordinary shares during the period and the contingently issuable shares under the group's long term incentive plan. At 28 February 2005, the performance criteria for the vesting of the awards under the incentive scheme had not been met and consequently the shares in question are excluded form the diluted EPS calculation.

Reconciliations of the earnings and weighted average number of shares used in the calculations for the period to 28 February 2005 are set out below. There is no calculation for the comparative period as the group incurred a loss.

	Earnings £	Weighted average number of shares	Per-share amount (pence)
Basic EPS			
Earnings attributable to ordinary shareholders	734,999	42,919,416	1.7
Effect of dilutive share options	-	769,570	-
Diluted EPS			
Adjusted earnings	734,999	43,688,986	1.7

6. Debtors

The Company was obliged to pay to the Inland Revenue £157,731.41 arising on the exercise by Dr Dixey of 288,889 share options on 3 December 2004, near the end of the exercise period. Dr Dixey is accordingly obliged to reimburse such amount to the Company including interest charges at a commercial rate. He intends to sell a sufficient number of his shares in the Company, as soon as he is reasonably and legally able, to raise sufficient funds net of tax and costs to enable him to reimburse the Company. This amount is included in debtors due within one year.

The Company has been reimbursed by Unilever N.V. as part of the Joint Development Agreement, for the advances made to suppliers shown as debtors due after one year at 31 August 2004.

7. Share Premium Account and Reserves

	Share Premium Account £	Merger Reserve £	Profit and Loss Account £
At 1 September 2004	38,134,657	(204,211)	(33,065,886)
Premium on new share issue	154,384	-	-
Share option compensation charge	-	-	44,250
Loss for the period	-	-	734,999
At 28 February 2005	**38,289,041**	**(204,211)**	**(32,286,637)**

8. Performance Share Award

On 3 December 2004 the Remuneration Committee made a performance share award of 150,000 ordinary shares at par to Dr G W Chong. The Remuneration Committee considered that there was a considerable risk of Dr Chong leaving the Company as his existing share option awards were at option prices significantly in excess of the current share price and this performance share award was granted, as permitted by Chapter 13.13A of the Listing Rules to retain the services if Dr Chong. The award is subject to performance conditions and the benefits are not pensionable. The performance conditions are based on Total Shareholder Return (TSR) over a three year period (with no retesting opportunities) when compared to a peer group comprising 21 other listed UK biotech and pharmaceutical companies for 100,000 shares and compared to the FTSE SmallCap index for the remaining 50,000 shares. In each case 25% of the shares awarded will vest for median performance against the comparator group rising to 100% for upper decile and above performance. None of the shares awarded will vest for below median performance. TSR is considered by the Remuneration Committee to be the most robust method of measuring company performance over the period. The terms of the award will not be amended to the benefit of Dr Chong without seeking shareholder approval.

9. Post Balance Sheet Events

Phytopharm announced on 29 March 2005 that it had received confirmation from Yamanouchi Pharmaceutical Co. Ltd ("Yamanouchi) that as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co, Yamanouchi is to terminate the licensing agreement covering Japan and some other Asian countries in connection with Cogane™ (PYM50028), Phytopharm's candidate product for the treatment of Alzheimer's disease.

Phytopharm announced on 4 May 2005 the completion of a Placing and Open Offer raising approximately £10.1 million (£9.0 million net of expenses) comprising an aggregate of 8,091,193 New Ordinary Shares at the Issue Price of 125 pence per New Ordinary Share.

Regulatory Announcement

Go to market news section

Company	Phytopharm PLC
TIDM	PYM
Headline	EGM Statement
Released	13:21 25-Feb-05
Number	0559J

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Jap or the Republic of Ireland

25 February 2005

Phytopharm plc

On 2 February 2005, the Company announced a UK Placing, US Private Placement and Open Offer to raise approximately £23.9 million (approximately £21.6 million net of expenses) comprising an aggregate of 13,261,446 New Ordinary Shares at the Issue Price of 180p per New Ordinary Share.

At the Extraordinary General Meeting held today , the Resolution to implement the Offering was duly passed.

Application has been made to the UK Listing Authority and to the London Stock Exchange for the Open Offer Share to be admitted to the Official List and to trading on the market for listed securities of the London Stock Exchange. I s expected that admission to trading of the Open Offer Shares will become effective and that dealings will commenc at 8.00 a.m. on 28 February 2005. CREST stock accounts are expected to be credited on 28 February 2005 and definitive share certificates in respect of Open Offer Shares are expected to be posted, where applicable, by 4 March 2005.

For further information:

Phytopharm plc Dr Richard Dixey, Chief Executive Dr Wang Chong, Chief Financial Officer	+44 (0) 1480 437697
Rothschild Dominic Hollamby	+ 44 (0) 20 7280 5000
Canaccord Mark Ashurst Dr Stephen Rowntree	+44 (0) 20 7518 2777
Media Enquiries: Financial Dynamics David Yates Ben Atwell	+44 (0) 20 7831 3113

othschild, which is regulated by the Financial Services Authority, is acting as co-Sponsor and financial adviser to Phytopharm plc and no one else in relation to the ffering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than ıytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this ocument.

anaccord, which is regulated by the Financial Services Authority, is acting as co-Sponsor, underwriter and stock broker to Phytopharm plc and no one else in relatio the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any other person other an Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this ocument.

ıe New Ordinary Shares have not been registered under the US Securities Act, under the securities laws of any state of the United States or under applicable curities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable law is available, the New Ordinary ıares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States, Canada, Australia, the Republic of Ireland or Japan or ıy other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. The Open Offer is not ing made, directly or indirectly, in or into, and will not be capable of acceptance in or from the United States, Canada, Australia, the Republic of Ireland or Japan a ing so may render invalid any purported acceptance. Accordingly, neither this announcement, the Prospectus nor the Acceptance Form are being, and they must no

e, issued, mailed, distributed or otherwise transmitted in, into or from the United States, Canada, Australia, the Republic of Ireland or Japan unless Phytopharm in i
ole discretion determines otherwise. The parts of this announcement that describe the US Private Placement are included herein for information purposes only. The
lew Ordinary Shares acquired in the US Private Placement will be subject to restrictions on transfer and, with certain exceptions, may not be (and are not hereby
eing) reoffered or resold within the United States.

hese written materials are not for distribution in the United States. These written materials are not an offer of securities for sale in the United States. Securities ma
ot be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. Phytopharm has not and does not intend to
egister any of the New Ordinary Shares under the US Securities Act. The New Ordinary Shares will not be offered or sold to the public in the United States.

:ND

Clos

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan or the Republic of Ireland

24 February 2005

Phytopharm plc

Result of Placing and Open Offer

On 2 February 2005, the Company announced a UK Placing, US Private Placement and Open Offer to raise approximately £23.9 million (approximately £21.6 million net of expenses) comprising an aggregate of 13,261,446 New Ordinary Shares at the Issue Price of 180p per New Ordinary Share. Canaccord Capital (Europe) Limited have underwritten the UK Placing, comprising an aggregate of 11,178,206 New Ordinary Shares, on the terms and conditions set out in the UK Placing Agreement. The US Private Placement, comprising an aggregate of 2,083,240 New Ordinary Shares, has been conditionally subscribed for by certain institutional investors pursuant to the terms and conditions of the US Subscription Agreement but is not underwritten.

Phytopharm plc announces that, by 3.00 p.m. yesterday (being the latest time and date for receipt of completed Application Forms and payment in full under the Open Offer), valid applications had been received in respect of 6,856,936 Open Offer Shares, representing 51.71 per cent. of the new Ordinary Shares available pursuant to the UK Placing, US Private Placement and Open Offer.

2,607,989 Open Offer Shares, representing 19.67 per cent. of the New Ordinary Shares available pursuant to the Open Offer, were the subject of irrevocable undertakings by certain Qualifying Shareholders not to take up and accordingly these Open Offer Shares are being placed firm at the Issue Price with institutional and other investors.

Accordingly, a total of 6,404,510 Open Offer Shares (comprising the 2,607,989 Open Offer Shares placed firm and the remaining 3,796,521 Open Offer Shares not subject to valid applications under the Open Offer), representing 48.29 per cent. of the New Ordinary Shares available pursuant to the UK Placing, US Private Placement and Open Offer, will be subscribed for pursuant to the terms of the UK Placing Agreement and the US Subscription Agreement.

The UK Placing, US Private Placement and Open Offer are conditional, amongst other things, on the passing of the Resolution being proposed at the Company's EGM being held on 25 February 2005 and Admission. Subject to the passing of the Resolution at the EGM it is expected that admission to trading on the market for listed securities of the London Stock Exchange of the Open Offer Shares will become effective and that dealings will commence at 8.00 a.m. on 28 February 2005.

A copy of the Prospectus that has been sent to Qualifying Shareholders has been submitted to the UK Listing Authority for approval and the Company hereby gives notice under paragraphs 9.31 and 9.32 of the Listing Rules of the UK Listing Authority that copies of the document are available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 0207 066 1000

For further information:

Phytopharm plc Dr Richard Dixey, Chief Executive Dr Wang Chong, Chief Financial Officer	+44 (0) 1480 437697
Rothschild Dominic Hollamby	+ 44 (0) 20 7280 5000
Canaccord Mark Ashurst Dr Stephen Rowntree	+44 (0) 20 7518 2777
Media Enquiries: Financial Dynamics David Yates Ben Atwell	+44 (0) 20 7831 3113

Rothschild, which is regulated by the Financial Services Authority, is acting as co-Sponsor and financial adviser to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

Canaccord, which is regulated by the Financial Services Authority, is acting as co-Sponsor, underwriter and stock broker to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any other person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

The New Ordinary Shares have not been registered under the US Securities Act, under the securities laws of any state of the United States or under applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable law is available, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. The Open Offer is not being made, directly or indirectly, in or into, and will not be capable of acceptance in or from the United States, Canada, Australia, the Republic of Ireland or Japan and doing so may render invalid any purported acceptance. Accordingly, neither this announcement, the Prospectus nor the Acceptance Form are being, and they must not be, issued, mailed, distributed or otherwise transmitted in, into or from the United States, Canada, Australia, the Republic of Ireland or Japan unless Phytopharm in its sole discretion determines otherwise. The parts of this announcement that describe the US Private Placement are included herein for information purposes only. The New Ordinary Shares acquired in the US Private Placement will be subject to restrictions on transfer and, with certain exceptions, may not be (and are not hereby being) reoffered or resold within the United States.

These written materials are not for distribution in the United States. These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. Phytopharm has not and does not intend to register any of the New Ordinary Shares under the US Securities Act. The New Ordinary Shares will not be offered or sold to the public in the United States.

Definitions

The following definitions are used throughout this announcement except where the context requires otherwise:

"Admission"	admission of the New Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules and to trading on the market for listed securities of the London Stock Exchange
"AGM"	the Annual General Meeting of the Company to be held on 25 February 2005
"Application Form"	the application form accompanying the Prospectus on which Qualifying Shareholders may apply for New Ordinary Shares under the Open Offer
"Issue Price"	the price of 180p per New Ordinary Share payable under the UK Placing, the US Private Placement and the Open Offer

"London Stock Exchange"	the London Stock Exchange plc
"New Ordinary Shares"	the 13,261,446 new Ordinary Shares proposed to be issued pursuant to the UK Placing, the US Private Placement and the Open Offer
"Offering"	collectively the UK Placing, the US Private Placement and the Open Offer
"Official List"	the Official List of the UK Listing Authority made under Section 74 of the Financial Services and Markets Act 2000
"Open Offer"	the conditional offer by Canaccord, on behalf of the Company, to Qualifying Shareholders to subscribe for the Open Offer Shares at the Issue Price on the terms and subject to the conditions set out or referred to in the Prospectus document and the Application Form
"Open Offer Shares"	the 13,261,446 New Ordinary Shares to be issued for cash pursuant to the Open Offer
"Ordinary Shares"	ordinary shares of 1 penny each in the capital of Phytopharm
"Phytopharm" or the "Company" or the "Group"	Phytopharm plc, together where appropriate, with its subsidiary undertakings (as defined in section 258 of the Act)
"Private Placement Shares"	2,083,240 New Ordinary Shares to be issued for cash pursuant to the US Private Placement
"Prospectus"	the Prospectus relating to the Offering which is being posted today to Shareholders and participants in the Phytopharm share option schemes
"Qualifying Shareholders"	holders of Ordinary Shares on the register of members of the Company as at the close of business on the Record Date
"Record Date"	the record date for the Open Offer, being 31 January 2005
"Resolution"	Resolution 1 set out in the notice of EGM
"Rothschild"	N M Rothschild & Sons Limited
"Shareholders"	holders of Ordinary Shares
"UK Placing"	the conditional placing of 11,178,206 New Ordinary Shares at the Issue Price by Canaccord pursuant to the UK Placing Agreement
"UK Placing Agreement"	the conditional co-sponsors' Placing and Open Offer Agreement dated 2 February 2005 between the Company, Canaccord and Rothschild relating, amongst other things, to the UK Placing and the Open Offer
"UK Placing Shares"	11,178,206 New Ordinary Shares the subject of the UK Placing
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom under Part IV of the Financial Services and Markets Act 2000
"US Private Placement"	the conditional private placement in the US of 2,083,240 New Ordinary Shares at the Issue Price pursuant to the US Subscription Agreement as described in the Prospectus
"US Subscription Agreement"	the subscription agreement dated 2 February 2005 pursuant to which certain institutional investors in the US Private Placement have, subject to certain conditions, entered into binding commitments with the Company to subscribe for Private Placement Shares at the Issue Price

2 February 2005

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan or the Republic of Ireland

Phytopharm plc

UK Placing, US Private Placement and Open Offer to raise £ 23.9 million

Phytopharm plc (LSE: PYM) ("Phytopharm") announces today that it proposes to raise approximately £23.9 million (approximately £21.6 million net of expenses) through a UK Placing, US Private Placement and Open Offer comprising an aggregate of 13,261,446 New Ordinary Shares at the Issue Price of 180p per New Ordinary Share. Qualifying Shareholders have the right to subscribe for their pro rata entitlement in accordance with the terms of the Open Offer. The Issue Price of 180p per New Ordinary Share represents a discount of 15p (7.7 per cent.) to the closing middle market price of 195p per Ordinary Share trading on the London Stock Exchange on 1 February 2005.

This is a significant equity fundraising for the Company and the New Ordinary Shares to be issued pursuant to the Offering represent an increase of 30.8 per cent. in the issued share capital of the Company.

Canaccord has agreed to underwrite the UK Placing, comprising an aggregate of 11,178,206 New Ordinary Shares, on the terms and conditions set out in the UK Placing Agreement. The US Private Placement, comprising an aggregate of 2,083,240 New Ordinary Shares, has been conditionally subscribed for by certain institutional investors pursuant to the terms and conditions of the US Subscription Agreement but is not underwritten.

The Offering is conditional, amongst other things, on the passing of the Resolution to be proposed at the Extraordinary General Meeting to be held on 25 February 2005.

The Company plans to use the proceeds of the Offering, together with its existing funds, to further develop and exploit the potential of the product candidates in its pipeline, and resources permitting, to expand its pipeline as and when opportunities arise. The additional financial strength resulting from the Offering will also enhance the Company's ability to negotiate more favourable terms when out-licensing.

The specific areas to which funds will be applied include those listed below:

- completing the PYM50028 Phase IIa clinical trial in Alzheimer's disease and progressing development in preparation for a Phase IIb clinical trial, while seeking an additional licensing partner in new territories;
- initiating and progressing a PYM50028 Phase IIa clinical trial in Parkinson's disease, while seeking a licensing partner;
- initiating and progressing a PYM50018 Phase Ib clinical trial and a Phase II clinical trial in motor neurone disease; and
- developing lead candidates in the metabolic disease, asthma and eczema programs.

Commenting, Dr. Richard Dixey, CEO of Phytopharm, said:

"This is a significant fund raising for Phytopharm and provides the capital required to further develop the Company's pipeline and to negotiate licenses on the most favourable terms for shareholders."

Timetable of principal events

	2005
Record Date for entitlement under the Open Offer	31 January
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 21 February
Latest time and date for receipt of Forms of Proxy for the EGM and AGM	9.00 a.m. on 23 February
Latest time and date for receipt of Application Forms and payment in full under the Open Offer	3.00 p.m. 23 February
Annual General Meeting	9.00 a.m. on 25 February
Extraordinary General Meeting	9.15 a.m. on 25 February
Admission and commencement of dealings in the New Ordinary Shares	8.00 a.m. on 28 February
New Ordinary Shares in uncertificated form expected to be credited to CREST accounts	28 February
Definitive certificates for New Ordinary Shares in certificated form expected to be despatched	By 4 March

This summary should be read in conjunction with the full text of this announcement.

For further information:

Phytopharm plc +44 (0) 1480 437697
Dr Richard Dixey, Chief Executive
Dr Wang Chong, Chief Financial Officer

Rothschild + 44 (0) 20 7280 5000
Dominic Hollamby

Canaccord +44 (0) 20 7518 2777
Mark Ashurst
Dr Stephen Rowntree

Media Enquiries: Financial Dynamics +44 (0) 20 7831 3113
David Yates
Ben Atwell

Rothschild, which is regulated by the Financial Services Authority, is acting as co-Sponsor and financial adviser to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

Canaccord, which is regulated by the Financial Services Authority, is acting as co-Sponsor, underwriter and stock broker to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any other person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

The New Ordinary Shares have not been registered under the US Securities Act, under the securities laws of any state of the United States or under applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable law is available, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. The Open Offer is not being made, directly or indirectly, in or into, and will not be capable of acceptance in or from the United States, Canada, Australia, the Republic of Ireland or Japan and doing so may render invalid any purported acceptance. Accordingly, neither this announcement, the Prospectus nor the Acceptance Form are being, and they must not be, issued, mailed, distributed or otherwise transmitted in, into or from the United States, Canada, Australia, the Republic of Ireland or Japan unless Phytopharm in its sole discretion determines otherwise. The parts of this announcement that describe the US Private Placement are included herein for information purposes only. The New Ordinary Shares acquired in the US Private Placement will be subject to restrictions on transfer and, with certain exceptions, may not be (and are not hereby being) reoffered or resold within the United States.

These written materials are not for distribution in the United States. These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. Phytopharm has not and does not intend to register any of the New Ordinary Shares under the US Securities Act. The New Ordinary Shares will not be offered or sold to the public in the United States.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business achievements/performance of Phytopharm and certain of the plans and objectives of management of Phytopharm with respect thereto. These statements may generally, but not always, be identified by the use of words such as "should", "expects", "estimates", "believes" or similar expressions. This announcement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of markets and demand for products. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate: a number of factors could cause Phytopharm's actual financial condition, results of operations and business achievements/performance to differ materially from the estimates made or implied in such forward-looking statements.

2 February 2005

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan or the Republic of Ireland

Phytopharm plc

UK Placing, US Private Placement and Open Offer to raise £ 23.9 million

Phytopharm plc (LSE: PYM) ("Phytopharm") announces today that it proposes to raise approximately £23.9 million (approximately £21.6 million net of expenses) through a UK Placing, US Private Placement and Open Offer comprising an aggregate of 13,261,446 New Ordinary Shares at the Issue Price of 180p per New Ordinary Share. Qualifying Shareholders have the right to subscribe for their pro rata entitlement in accordance with the terms of the Open Offer. The Issue Price of 180p per New Ordinary Share represents a discount of 15p (7.7 per cent.) to the closing middle market price of 195p per Ordinary Share trading on the London Stock Exchange on 1 February 2005.

This is a significant equity fundraising for the Company and the New Ordinary Shares to be issued pursuant to the Offering represent an increase of 30.8 per cent. in the issued share capital of the Company.

Canaccord has agreed to underwrite the UK Placing, comprising an aggregate of 11,178,206 New Ordinary Shares, on the terms and conditions set out in the UK Placing Agreement. The US Private Placement, comprising an aggregate of 2,083,240 New Ordinary Shares, has been conditionally subscribed for by certain institutional investors pursuant to the terms and conditions of the US Subscription Agreement but is not underwritten.

The Offering is conditional, amongst other things, on the passing of the Resolution to be proposed at the Extraordinary General Meeting to be held on 25 February 2005.

Information on Phytopharm

Phytopharm is a pharmaceutical company engaged principally in the research and development of pharmaceutical and functional food products based on clinical data generated from medicinal plant extracts. The Company is currently conducting research and development on novel pharmaceutical and functional food products within four disease areas:

- The neurodegeneration programs focus on Alzheimer's disease, Parkinson's disease and motor neurone disease, including amyotrophic lateral sclerosis (Lou Gehrig's disease).
- The obesity and metabolic disease programs are focused on the dietary control of obesity and metabolic disease.
- The dermatology programs are for human eczema and canine skin allergies.
- The inflammation programs are directed towards asthma and canine joint disorders.

Phytopharm has two marketed products, Phytopica™ and Zanthofen™, and two products in development, PYM50028 (Cogane™) and *Hoodia gordonii* extract, that

are generating revenues. Phytopharm receives milestone and other payments in respect of these two products in development, however, both were licensed relatively recently – Cogane™ in May 2003 and the *Hoodia gordonii* extract in December 2004 – hence the revenues received to date have been relatively modest.

The Company was listed on the London Stock Exchange in 1996.

Current Trading and Prospects

The Company published its results for the year ended 31 August 2004 on 26 January 2005, which are reproduced in part 5 of the Prospectus. As at 31 August 2004 Phytopharm had £5,431,160 in cash and as cash held on deposit as short term investments. Since that date, the Company has continued to incur losses and utilise cash resources, in line with Directors' expectations, as it continues to incur expenditures to progress the development of its product candidates and early stage programs.

On 15 December 2004, Phytopharm announced that it had granted an exclusive global licence to its *Hoodia gordonii* extract to Unilever. As part of the agreement, Unilever has committed to payments totalling approximately £6.5 million out of a potential total of up to £21 million in payments to Phytopharm. In addition, Phytopharm will receive an undisclosed royalty on sales of all products containing the extract. Unilever will also manage the agronomy programme and will support the international patent programme for the products.

The Directors expect that losses and cash outflows will continue for a number of years. However, the Directors believe that this fundraising will place the Company in a stronger position to continue the development of the business and to commercialise its products through licensees, leading to revenue generation with a view to building a profitable company in the medium term.

Reasons for the Offering and Use of Proceeds

Phytopharm plans to use the proceeds of the Offering, together with its existing funds, to further develop and exploit the potential of the product candidates in its pipeline, and resources permitting, to expand its pipeline as and when opportunities arise. The additional financial strength resulting from the Offering will also enhance the Company's ability to negotiate more favourable terms when out-licensing.

The specific areas to which funds will be applied include those listed below, however, these plans may change over time as a result of regular portfolio reviews undertaken by the Company:

- completing the PYM50028 Phase IIa clinical trial in Alzheimer's disease and progressing development in preparation for a Phase IIb clinical trial, while seeking a licensing partner;
- initiating and progressing a PYM50028 Phase IIa clinical trial in Parkinson's disease, while seeking a licensing partner;
- initiating and progressing a PYM50018 Phase Ib clinical trial and a Phase II clinical trial in motor neurone disease; and

- developing lead candidates in the metabolic disease, asthma and eczema programs.

The net proceeds of the Offering are expected to be approximately £21.6 million. The Directors currently estimate that all of the proceeds will be invested in the development of the programs currently in clinical and preclinical development, as detailed above.

Details of the UK Placing, US Private Placement and Open Offer

The Company is proposing to raise approximately £23.9 million (approximately £21.6 million after expenses of the Offering) by the issue of 13,261,446 New Ordinary Shares at the Issue Price. This issue comprises:

- 2,607,989 New Ordinary Shares, in aggregate, which have been placed firm under the UK Placing and/or the US Private Placement; and

- 10,653,457 New Ordinary Shares, in aggregate, which have been placed under the UK Placing and the US Private Placement subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

Invesco Asset Management Limited, the manager of a fund of Amvescap plc, which as at the date of this document directly or indirectly controls 12,207,244 Existing Ordinary Shares (which represents 28.32 per cent. of the issued share capital of the Company at the date of this announcement), has undertaken to the Company, Canaccord and Rothschild that, subject to all the New Ordinary Shares being issued, it will, under the Open Offer, take up Amvescap plc's *pro rata* entitlement to the aggregate number of New Ordinary Shares issued pursuant to the Offering and to vote in favour of the Resolution and the other resolutions being proposed at the EGM. Therefore, on the basis of all the New Ordinary Shares being fully paid and issued pursuant the Offering, Invesco Asset Management Limited would take up approximately 3,756,075 New Ordinary Shares under the Open Offer (which represents 28.32 per cent. of the New Ordinary Shares).

The 2,607,989 New Ordinary Shares which are being placed firm are the subject of irrevocable undertakings which the Company, Rothschild and Canaccord have received from certain Qualifying Shareholders not to take up any of their entitlements under the Open Offer. Accordingly, the Firm Placed Shares are being placed firm at the Issue Price with institutional and other investors under the UK Placing and/or the US Private Placement subject to the UK Placing Agreement and the US Subscription Agreement becoming unconditional.

Under the UK Placing Agreement, Canaccord has agreed, subject to conditions, to use its reasonable endeavours to procure subscribers for 11,178,206 New Ordinary Shares at the Issue Price. To the extent that it fails to procure subscribers for such New Ordinary Shares, and unless those New Ordinary Shares are taken up by Qualifying Shareholders under the Open Offer, Canaccord will subscribe at the Issue Price for such New Ordinary Shares.

Under the US Subscription Agreement, certain investors have, subject to conditions, entered into binding commitments to subscribe for, in aggregate, 2,083,240 New Ordinary Shares at the Issue Price. The US Private Placement is not being underwritten.

Qualifying Shareholders will be given the opportunity under the Open Offer to apply for the Open Offer Shares at the Issue Price pro rata to their holdings of Existing Ordinary Shares at the close of business on the Record Date on the following basis:

4 New Ordinary Shares for every 13 Existing Ordinary Shares

The UK Placing and the Open Offer are conditional, amongst other things, upon the UK Placing Agreement becoming or being declared unconditional in all respects by 8.00 a.m. on 28 February 2005 and not having been terminated in accordance with its terms. The UK Placing Agreement is conditional, amongst other things, on not having been terminated in accordance with its terms, the passing of the Resolution and the admission of the UK Placing Shares to the Official List and to trading on the London Stock Exchange.

The US Subscription Agreement is conditional, amongst other things, on the conditions in the UK Placing Agreement having been fulfilled and not having been terminated in accordance with its terms and Admission of the Private Placement Shares to the Official List and to trading on the London Stock Exchange becoming effective. The Private Placement Shares to be issued pursuant to the US Subscription Agreement have not been registered under US securities laws and are being issued pursuant to an exemption from such registration. Accordingly, subject to certain conditions, they may not be offered, sold, assigned, pledged, transferred or otherwise disposed of in the United States or otherwise deposited into the Company's ADR facility by the purchasers in the US Private Placement. In addition, from the date of this announcement through the 40th day thereafter (which is 14 March 2005), The Bank of New York, as depository for the Company's ADR facility, will not accept deposits of any Ordinary Shares in the facility.

If the above-mentioned conditions are not fulfilled or, if capable of waiver, waived, on or before the relevant time and date specified in the UK Placing Agreement and the US Subscription Agreement, the Open Offer will lapse and application monies under the Open Offer will be refunded to the applicants by cheque (at the applicant's risk) without interest within 14 days thereafter.

The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Ordinary Shares. Application has been made to the UKLA for the New Ordinary Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on its market for listed securities. It is expected that admission to listing of such securities will become effective and dealings on the London Stock Exchange will commence on 28 February 2005.

Qualifying Shareholders will receive with the Prospectus an Application Form containing details of their entitlements to subscribe for the Open Offer Shares. The terms of the Open Offer provide that Qualifying Shareholders may make a valid application for any number of Open Offer Shares up to and including their pro rata entitlements as shown on the Application Form.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue and that entitlements to Open Offer Shares which they do not take up under the Open Offer will not be sold in the market for their benefit. Instead, the New Ordinary Shares relating to that entitlement will be placed under the UK Placing or the US Private Placement.

Recommendation

The Board, which has received advice from Rothschild in relation to the Offering, considers that the UK Placing, the US Private Placement and the Open Offer are in the best interests of Shareholders as a whole. In providing advice to the Board, Rothschild has taken into account the Directors' commercial assessments of the Offering and the Company's current and future funding requirements.

Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial shareholdings, which amount to 8,485,130 Ordinary Shares (which represents approximately 19.69 per cent. of the current issued share capital of Phytopharm and which includes the 7,932,000 Ordinary Shares owned by Chakra Limited, in which Dr Dixey holds 50 per cent. of the issued share capital).

Extraordinary General Meeting

An Extraordinary General Meeting is to be held at 9.15 a.m. on 25 February 2005. At this meeting, amongst other things, the Resolution will be proposed to increase the authorised share capital of the Company from £500,000 to £1,000,000 by the creation of 50,000,000 New Ordinary Shares, to authorise the Directors to allot the New Ordinary Shares and to disapply statutory pre-emption rights in connection with the Offering.

Timetable of principal events

	2005
Record date for entitlement under the Open Offer	31 January
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 21 February
Latest time and date for receipt of Forms of Proxy for the EGM and AGM	9.00 a.m. on 23 February
Latest time and date for receipt of Application Forms and payment in full under the Open Offer	3.00 p.m. 23 February
Annual General Meeting	9.00 a.m. on 25 February
Extraordinary General Meeting	9.15 a.m. on 25 February
Admission and commencement of dealings in the New Ordinary Shares	8.00 a.m. on 28 February
New Ordinary Shares in uncertificated form expected to be credited to CREST accounts	28 February
Definitive certificates for New Ordinary Shares in certificated form expected to be despatched	By 4 March

Other

Prospectuses are expected to be dispatched to Shareholders today which provide details of the UK Placing and US Private Placement and Open Offer to explain why the Board of Phytopharm considers that they are in the best interests of the Company.

Copies of the Prospectuses can be obtained from or inspected at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA.

For further information:

Phytopharm plc Dr Richard Dixey, Chief Executive Dr Wang Chong, Chief Financial Officer	+44 (0) 1480 437697
Rothschild Dominic Hollamby	+ 44 (0) 20 7280 5000
Canaccord Mark Ashurst Dr Stephen Rowntree	+44 (0) 20 7518 2777
Media Enquiries: Financial Dynamics David Yates Ben Atwell	+44 (0) 20 7831 3113

Rothschild, which is regulated by the Financial Services Authority, is acting as co-Sponsor and financial adviser to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

Canaccord, which is regulated by the Financial Services Authority, is acting as co-Sponsor, underwriter and stock broker to Phytopharm plc and no one else in relation to the Offering and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any other person other than Phytopharm plc for providing the protections afforded to its clients nor for providing advice in relation to the Offering nor any other matter referred to in this document.

The New Ordinary Shares have not been registered under the US Securities Act, under the securities laws of any state of the United States or under applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable law is available, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the United States, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. The Open Offer is not being made, directly or indirectly, in or into, and will not be capable of acceptance in or from the United States, Canada, Australia, the Republic of Ireland or Japan and doing so may render invalid any purported acceptance. Accordingly, neither this announcement, the Prospectus nor the Acceptance Form are being, and they must not be, issued, mailed, distributed or otherwise transmitted in, into or from the United States, Canada, Australia, the Republic of Ireland or Japan unless Phytopharm in its sole discretion determines otherwise. The parts of this announcement that describe the US Private Placement are included herein for information purposes only. The New Ordinary Shares acquired in the US Private Placement will be subject to restrictions on transfer and, with certain exceptions, may not be (and are not hereby being) reoffered or resold within the United States.

These written materials are not for distribution in the United States. These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. Phytopharm has not and does not intend to register any of the New Ordinary Shares under the US Securities Act. The New Ordinary Shares will not be offered or sold to the public in the United States.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business achievements/performance of Phytopharm and certain of the plans and objectives of management of Phytopharm with respect thereto. These statements may generally, but not always, be identified by the use of words such as "should", "expects", "estimates", "believes" or similar expressions. This announcement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of markets and demand for products. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate: a number of factors could cause Phytopharm's actual financial condition, results of operations and business achievements/performance to differ materially from the estimates made or implied in such forward-looking statements.

Definitions

The following definitions are used throughout this announcement except where the context requires otherwise:

"Act" or the "Companies Act"	the Companies Act 1985, as amended
"Admission"	admission of the New Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules and to trading on the market for listed securities of the London Stock Exchange
"AGM"	the Annual General Meeting of the Company to be held on 25 February 2005
"Application Form"	the application form accompanying the Prospectus on which Qualifying Shareholders may apply for New Ordinary Shares under the Open Offer
"Board" or "Directors"	the board of directors of Phytopharm
"Canaccord"	Canaccord Capital (Europe) Limited
"certificated form"	an Ordinary Share which is not in uncertificated form
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations) in accordance with which listed securities may be held and transferred in uncertificated form
"Existing Ordinary Shares"	all of the existing issued Ordinary Shares in the capital of the Company at the date of this document
"Extraordinary General Meeting" or "EGM"	the Extraordinary General Meeting of the Company, convened for 9.15 a.m. on 25 February or as soon thereafter as the AGM convened for 9.00 a.m. on the same date is concluded (or any adjournment of such Extraordinary General Meeting)
"Firm Placed Shares"	the 2,607,989 New Ordinary Shares in respect of which certain Qualifying Shareholders have given undertakings not to take up any of their entitlements pursuant to the Open Offer and which are being placed firm
"Issue Price"	the price of 180p per New Ordinary Share payable under the UK Placing, the US Private Placement and the Open Offer
"London Stock Exchange"	the London Stock Exchange plc

orLSE"

"New Ordinary Shares"	the 13,261,446 new Ordinary Shares proposed to be issued pursuant to the UK Placing, the US Private Placement and the Open Offer
"Offering"	collectively the UK Placing, the US Private Placement and the Open Offer
"Official List"	the Official List of the UK Listing Authority made under Section 74 of the Financial Services and Markets Act 2000
"Open Offer"	the conditional offer by Canaccord, on behalf of the Company, to Qualifying Shareholders to subscribe for the Open Offer Shares at the Issue Price on the terms and subject to the conditions set out or referred to in this document and the Application Form
"Open Offer Shares"	the 13,261,446 New Ordinary Shares to be issued for cash pursuant to the Open Offer
"Ordinary Shares"	ordinary shares of 1 penny each in the capital of Phytopharm
"Phytopharm" or the "Company" or the "Group"	Phytopharm plc, together where appropriate, with its subsidiary undertakings (as defined in section 258 of the Act)
"Private Placement Shares"	2,083,240 New Ordinary Shares to be issued for cash pursuant to the US Private Placement
"Prospectus"	the Prospectus relating to the Offering which is being posted today to Shareholders and participants in the Phytopharm share option schemes
"Qualifying Shareholders"	holders of Ordinary Shares on the register of members of the Company as at the close of business on the Record Date
"Record Date"	the record date for the Open Offer, being 31 January 2005
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 1002 No. 3755)
"Resolution"	Resolution 1 set out in the notice of EGM
"Rothschild"	N M Rothschild & Sons Limited
"Shareholders"	holders of Ordinary Shares
"UK Placing"	the conditional placing of 11,178,206 New Ordinary Shares at the Issue Price by Canaccord pursuant to the UK Placing Agreement
"UK Placing Agreement"	the conditional co-sponsors' Placing and Open Offer Agreement dated 2 February 2005 between the

	Company, Canaccord and Rothschild relating, amongst other things, to the UK Placing and the Open Offer
"UK Placing Shares"	11,178,206 New Ordinary Shares the subject of the UK Placing
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom under Part IV of the Financial Services and Markets Act 2000
"US Private Placement"	the conditional private placement in the US of 2,083,240 New Ordinary Shares at the Issue Price pursuant to the US Subscription Agreement as described in this document
"US Subscription Agreement"	the subscription agreement dated 2 February 2005 pursuant to which certain institutional investors in the US Private Placement have, subject to certain conditions, entered into binding commitments with the Company to subscribe for Private Placement Shares at the Issue Price

Regulatory Announcement

Go to market news section

Free annual report

Company	Phytopharm PLC
TIDM	PYM
Headline	Stmnt re Share Price Movement
Released	12:22 26-Jan-05
Number	8204H

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan or the Republic of Ireland

For immediate release

Phytopharm plc

The Board of Phytopharm plc (the "Company") notes the recent share price movement and press speculation.

The Company confirms that following recent positive events it is in advanced discussions to raise additional finance by way of material equity placing and open offer to further develop and exploit the potential of its product candidates.

Enquiries:

Financial Dynamics
David Yates/Ben Atwell
Tel: +44 20 7831 3113

These written materials are not for distribution in the United States. These written materials are not an offer of securities for sa in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act in exemption therefrom. Phytopharm plc has not and does not intend to register any of the securities under the US Securit Act. The securities will not be offered or sold to the public in the United States of America.

END

Clos

Phytopharm

About Us Investor Information Portfolio Press/News Contact

Press Release

20 January 2005

Phytopharm announces results of interim data review for phase II proof of principle study in Alzheimer's disease

Preliminary results of completed study expected fourth quarter 2005

GODMANCHESTER, Cambridgeshire, U.K. (January 20th, 2005) - Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ("Phytopharm") announces today the outcome of a scheduled interim data review for the ongoing phase II proof of principle clinical study of PYM50028 (Cogane™). The compound is an orally active, synthetic, neuroprotective and neuroregenerative product that is under development as a treatment for Alzheimer's disease. The study is being conducted in the UK under the terms of a clinical trial authorisation (CTA), which has been granted by the Medicines and Healthcare products Regulatory Agency (MHRA).

This randomised, double-blind, placebo-controlled study is designed to evaluate the safety, efficacy and pharmacokinetic profile of PYM50028 after once daily oral administration for 12 weeks to patients with Alzheimer's disease. In accordance with the protocol, an interim review was conducted after the first 60 subjects completed the study. The objectives of this review were to evaluate the emergent safety profile of the study and to re-estimate the total number of subjects required to measure the efficacy of PYM50028 on cognitive performance.

The safety review was conducted by an independent consultant physician, who was provided with blinded data for each of the two treatment groups. He concluded that "the data obtained to date indicate that the study medication is not associated with any safety concerns." Therefore, the study will continue with no changes to the safety monitoring.

The sample size re-assessment was conducted by an independent statistician, who reported that the sample size for the study should be increased from 200 to 238 subjects. Phytopharm is seeking regulatory and ethics approval for this amendment.

Subject recruitment for the study is expected to be completed during the second quarter of 2005, with preliminary results still anticipated to be available in the fourth quarter of 2005.

On 1 May 2003, Phytopharm entered a licensing agreement with Yamanouchi Pharmaceutical Co., Ltd., a leading Japanese pharmaceutical company, for the development and commercialisation of PYM50028 in Japan and other Asian territories.

Dr Richard Dixey, Chief Executive of Phytopharm, said: "We are encouraged by the emerging safety profile of Cogane™ and look forward to completing the study by the end of the year. With more than 4.5 million people thought to be suffering from Alzheimer's disease in the US, and similar prevalence in other major markets, Cogane™ addresses a major opportunity where there is a clear need for improved medication."

- ENDS -

Enquiries:

Phytopharm plc
Dr Richard Dixey, Chief Executive Tel: +44 1480 437 697
Dr Wang Chong, Chief Financial Officer Tel: +44 1480 437 697

Financial Dynamics
David Yates/Ben Atwell Tel:+44 207 831 3113

Lippert/Heilshorn & Associates Inc
Kim Sutton Golodetz Tel: +1 212 838 3777
Bruce Voss Tel: +1 310 691 7100

NOTES TO EDITORS

Alzheimer's disease
Alzheimer's disease is a neurodegenerative disorder that mainly affects the elderly and is characterised by a progressive loss of learning ability and memory. Alzheimer's disease is thought to affect 4.5 million Americans, and it is believed that this number will continue to grow to approximately 16 million by 2050 (Source: Alzheimer's Association). Several factors have been proposed to play a role in the underlying neurodegeneration, including the excessive formation of beta-amyloid, glutamate and a decrease in neurotrophic factors in the brain.

In pre-clinical studies, the synthetic chemical PYM50028 has been shown to be neuroprotective against beta-amyloid and glutamate damage, to reverse the decrease of neuronal growth factors and to reverse neuronal degeneration observed in the ageing brain. Importantly, this product restores levels of proteins that are altered in the ageing brain, returning them to levels observed in the young and causing beneficial neurite outgrowth and branching. In addition, PYM50028 restores the learning and memory ability in Alzheimer's disease models and thereby offers the potential to reverse the symptoms of Alzheimer's disease.

The global annual market for Alzheimer's disease is estimated to be worth in excess of $2.5 billion (source: Datamonitor); it is also estimated that in the US., the total annual cost burden for Alzheimer's disease exceeds $100 billion (source: US Alzheimer's Association).

Phytopharm plc
Phytopharm is focused on the research and development of novel pharmaceutical and functional food products based on clinical and pre-clinical data generated from medicinal plant extracts. The Company has seven development programmes in four disease areas: neurodegeneration, obesity and metabolic disease, dermatology and inflammation and has a portfolio of two marketed veterinary products.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Phytopharm and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as "should", "expects", "anticipates", "estimates", "believes" or similar expressions, as they relate to Phytopharm, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Phytopharm

About Us | Investor Information | Portfolio | Press/News | Contact

Press Release

15 December 2004

Phytopharm and Unilever enter into a Licence and Joint Development Agreement for *Hoodia gordonii* Extract

Agreement includes provisions for substantial milestone payments, stage payments and royalties

Phytopharm plc (LSE: PYM; NASDAQ: PHYOF) ("Phytopharm") announced today that it has granted an exclusive global licence to its *Hoodia gordonii* extract to Unilever plc, the global consumer products company and owner of a number of the world's leading brands.

As part of the agreement, Unilever will commit to initial payments totalling approximately £6.5 million ($12.5 million) out of a potential total of £21 million ($40 million) in payments to Phytopharm. In addition Phytopharm will receive an undisclosed royalty on sales of all products containing the extract.

The extract of *Hoodia gordonii*, a South African plant, was licensed exclusively by Phytopharm from the South African Council for Scientific and Industrial Research (CSIR) in 1997. Phytopharm has been actively developing the extract for incorporation into weight loss products.

Unilever and Phytopharm will collaborate on a five stage research and development programme of safety and efficacy studies with a view to bringing new products to market. Unilever will also manage a separate agronomy programme and will support the international patent programme for the products.

Obesity has reached epidemic proportions globally, with more than 1 billion adults overweight - at least 300 million of them clinically obese - and is a major contributor to the global burden of chronic disease and disability (Source: World Health Organisation).

Commenting on today's announcement, Dr. Richard Dixey, Chief Executive Officer of Phytopharm, said:

"We are delighted to enter into this agreement with the global leader in weight management products. Our partnership with Unilever supports the development of this product with milestones and a fully funded programme and we look forward to generating royalty income from our partner's globally recognised brands."

- ENDS -

A conference call for analysts and investors will be held at 8.30am today. Please call Mo Noonan on 020 7269 7116 for details.

Enquiries:

Phytopharm plc
Dr Richard Dixey, Chief Executive Tel: +44 1480 437 697
Dr Wang Chong, Chief Financial Officer Tel: +44 1480 437 697

Financial Dynamics

Lippert/Heilshorn & Associates Inc
Kim Sutton Golodetz Tel: +1 212 838 3777
Bruce Voss Tel: +1 310 691 7100

Unilever plc
Trevor Gorin Tel: 020 7822 6010

NOTES TO EDITORS

Unilever
Unilever is one of the world's largest consumer products companies with annual sales of $48.4 billion in 2003. It produces and markets a wide range of foods and home and personal care products including Becel, Bertolli, Birds Eye, Blue Band, Country Crock, Findus, Flora Pro-Activ, Heart, Hellmann's, Iglo, Knorr, Lipton, Rama, and SlimFast. Unilever operates in more than 100 countries around the globe and employs approximately 230,000 people.

CSIR
The CSIR is the largest public Research and Development organisation in Africa. It has a turnover of US$150 million and a staff complement of approximately 2500 specialist scientists, engineers, technologists and support staff who undertake broadly-based, market-driven research and development for the benefit of the commercial market place, as well as urban and rural communities in South Africa and the region. In 2003, the CSIR entered a benefit sharing agreement with the South African San Council, who represent the peoples whose traditional use led to the investigation of the Hoodia plant.

Phytopharm plc
Phytopharm is focused on the research and development of novel pharmaceutical and functional food products based on clinical and pre-clinical data generated from medicinal plant extracts. The Company has seven development programmes in four disease areas: neurodegeneration, obesity and metabolic disease, dermatology and inflammation and has a portfolio of two marketed veterinary products.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Phytopharm and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as "should", "expects", "anticipates", "estimates", "believes" or similar expressions, as they relate to Phytopharm, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Phytopharm

Press Release

2 December 2004

Phytopharm plc
Appointment of Broker

Phytopharm plc announces that it has appointed Canaccord Capital (Europe) Ltd as sole broker to the Company with immediate effect.

Enquiries:

Phytopharm plc
Dr Richard Dixey, Chief Executive Tel: 01480 437 697

Financial Dynamics
David Yates/Ben Atwell Tel:+44 207 831 3113

Phytopharm

About Us | Investor Information | Portfolio | Press/News | Contact

Press Release

9 November 2004

Phytopharm plc
Fast Track designation granted by the FDA for ALS drug candidate Myogane™

Phytopharm plc (PYM: London Stock Exchange; NASDAQ: PHYOF) ("Phytopharm") announces today that the U.S. Food and Drug Administration (FDA) has granted Fast Track designation to its drug candidate PYM50018 (Myogane™) for the treatment of amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease).

The Fast Track program is designed to expedite the review of drug candidates for the treatment of patients with serious or life-threatening diseases with unmet medical needs for new therapeutic approaches. The Fast Track designation allows a company to file a New Drug Application (NDA) on a rolling basis as data become available and to request the evaluation of studies using surrogate endpoints. This permits the FDA to review the filing as it is received and can lead to a decrease in the typical review period.

Myogane is a patented, orally active, neuroprotective and neuroregenerative compound. In pre-clinical models, Myogane has been observed to protect against neuronal damage, increase neurite outgrowth, reverse oxidative damage and reverse neuronal apoptosis in vitro. When administered orally to a transgenic pre-clinical model of ALS, Myogane delays the loss of muscle strength and extends survival time.

In April 2004, Phytopharm announced the successful completion of a phase I clinical study to evaluate the safety, tolerability and pharmacokinetic profile of Myogane. This study was conducted under an investigational new drug (IND) application filed with the FDA. A repeat dose phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetic profile of Myogane in healthy volunteers is expected to commence in the first half of 2005.

Commenting on today's announcement, Richard Dixey, Chief Executive of Phytopharm, said: "This is an important step in the development of Myogane and may help us bring this potentially promising drug to patients more quickly."

Enquiries:

Phytopharm plc
Dr Richard Dixey, Chief Executive Tel: 01480 437 697

Financial Dynamics
David Yates/Ben Atwell Tel:+44 207 831 3113

Lippert/Heilshorn & Associates Inc
Kim Sutton Golodetz Tel: +1 212 838 3777

ABOUT PHYTOPHARM

Phytopharm is a pharmaceutical company specialising in the discovery and development of novel therapeutic agents in neurodegeneration, obesity, inflammation and dermatology. It has lead products in development for Alzheimer's disease, obesity and Amyotrophic Lateral Sclerosis. The Company's strategy is to develop first-in-class drug products through Phase II testing, then to secure pharmaceutical partners for late-stage development, sales and marketing. Cogane™ is in a Phase II trial as a potential therapy to reverse neurodegeneration in the brain of patients with

Alzheimer's disease. Myogane is in Phase I testing as a neuroregenerative agent for treating ALS, an always-fatal disease, and has received Orphan Drug designation. Phytopharm is also developing a product for the dietary control of obesity within the P57 program. The Company has preclinical programs in several other disease areas including eczema, asthma and metabolic disease. Further, there are two marketed products: Phytopica™ for canine skin disorders, and Zanthofen™ for canine joint disorders.

AMYOTROPHIC LATERAL SCLEROSIS

ALS is the most common motor neurone disease resulting from progressive degeneration of both upper and lower motor neurones which lead to severe muscle weakness and wasting, followed by paralysis and death, generally caused by respiratory failure. It is estimated that as many as 30,000 Americans may have the disease at any given time with 5,000 new cases diagnosed each year (source: ALS Association). For the families of ALS patients, the burden of providing supportive care is exceedingly high and it is estimated that, in the advanced stage of the disease, supportive care can cost an average of $200,000 per year (source: International Alliance of ALS Associations). Treatment with the only drug currently indicated for ALS typically increases the average survival time by only three months (source Datamonitor). Thus, there is an urgent need for the development of new and more effective therapies for this devastating condition.

Phytopharm

Press Release

16 June 2004

Phytopharm plc
Launch of second product in UK

Phytopharm plc (PYM: London Stock Exchange) ("Phytopharm") announces today the UK launch of Zanthofen™ (PYM50014), its plant based product for the maintenance of canine joint mobility. Zanthofen™ will be available to veterinarians across the UK and launched in collaboration with Genitrix Ltd, one of the UK's fastest growing veterinary product companies.

Zanthofen™ is the lead product from Phytopharm's P54 research programme and is manufactured from two related tropical plant species. Several years of research have demonstrated that the components of Zanthofen™ maintain normal white cell function and have anti-oxidant properties that help maintain joint mobility. In a placebo-controlled clinical study, two months administration of Zanthofen™ components demonstrated a statistically significant improvement in canine joint mobility associated with a good safety profile.

It is estimated that canine joint disorders, including joint stiffness, affect 20% of the canine population over one year old, which amounts to around 1.2 million animals in the UK. A variety of pharmaceutical and non-pharmaceutical products are currently used to treat this condition, including steroidal and non-steroidal anti-inflammatory drugs (NSAIDS), which are often associated with adverse side effects. The market for canine joint disorders, including joint stiffness, is currently estimated to be in excess of $20m in the UK, and over $80m in the USA (source: American Veterinary Medical Association).

Howard Wilder, Managing Director of Genitrix, said: "Zanthofen™ has an interesting and important profile that will complement our range of products for the companion animal market."

Commenting on today's announcement, Richard Dixey, Chief Executive of Phytopharm, said:
"It is very encouraging to be able to announce our second product launch. Zanthofen™ takes its place alongside Phytopica™ to provide a second stream of product revenue for Phytopharm."

-ENDS-

Enquiries:

Phytopharm plc
Dr Richard Dixey, Chief Executive Tel: 01480 437697

Financial Dynamics
David Yates / Ben Atwell Tel: 0207 831 3113

Genitrix Ltd
Howard Wilder, Managing Director Tel: 01403 734555

NOTES TO EDITORS

Genitrix Ltd
Genitrix Animal Health and Nutrition is one of the UK's fastest growing veterinary products companies operating in the UK ethical companion animal and equine markets. In addition, Genitrix has a growing export business to Western and

Central Europe.

The Genitrix product line comprises a number of nutritional as well as pharmaceutical specialities including licensed veterinary medicinal products for equine lameness, anti-infectives for birds and drugs for gastro-intestinal disorders in dogs. Through its Xenex range, Genitrix was also the first veterinary company to introduce insect control products for the rapidly expanding small mammal market. Genitrix aims to be the largest independent veterinary drug company in the UK.

More information concerning Genitrix can be found on its web site at
http://www.genitrix.co.uk

Phytopharm plc

Phytopharm is a leading company in the development of **Botanical pharmaceuticals**. These plant-based medicines, manufactured to pharmaceutical standards, can be clinically evaluated in chronic and poorly understood diseases. Where novel modes of action are discovered, such research can form the basis for drug discovery platforms, which enable the development of new medicines and the isolation of single chemical entities of clinical importance. Phytopharm has four drug discovery platforms in full development, for metabolic disease, neurodegeneration, inflammation and dermatology.

Research into PYM50014, including human and canine clinical studies, suggests that the product profile may result in fewer gastrointestinal or circulatory side effects that are associated with the first and second generation non-steroidal anti-inflammatory (NSAID) products currently being used for joint disorders including joint stiffness. In a clinical trial reported in July 2001, the investigator reported that 56% of the dogs were 'better' or 'much better' after daily administration of PYM50014 over two months compared to 26% of those administered placebo (p=0.047). The owners' assessment of response also favoured PYM50014 (60%) compared with placebo (38%). The product was well tolerated with no serious adverse side effects observed.

Phytopharm is developing nine programmes based on its four drug discovery platforms alongside a number of other projects in early evaluation.

Phytopharm

About Us Investor Information Portfolio Press/News Contact

Press Release

26 July 2004

Phytopharm plc
Orphan drug designation granted by the FDA for drug candidate to treat ALS

Phytopharm plc (PYM: London Stock Exchange) ("Phytopharm") announces today that the United States Food and Drug Administration (FDA) has granted orphan drug designation to its drug candidate PYM50018 for the treatment of amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease). Phytopharm has recently registered the trademark Myogane™ as a name for this product.

Orphan drug designation can be granted by the FDA for treatments that might provide significant benefit to patients with serious, life-threatening diseases that affect less than 200,000 persons in the United States. The Orphan Drug Act was created by the United States Congress to provide assistance and incentives for sponsors to develop drugs judged to be of potential benefit for a qualifying disease. Orphan drug designation qualifies a product for possible financial incentives, including seven years of marketing exclusivity upon FDA approval, and the potential of an expedited approval. In addition to market exclusivity, orphan drug status provides possible tax incentives for a company's investment in U.S. clinical research.

ALS, the most common motor neurone disease, results from progressive degeneration of both upper and lower motor neurones and is usually fatal within five years. PYM50018 is a patented, orally active, neuroprotective and neuroregenerative compound from the P59 programme. In pre-clinical models, PYM50018 has been observed to protect against neuronal damage, increase neurite outgrowth, reverse oxidative damage and reverse neuronal apoptosis in vitro. When administered orally to a transgenic pre-clinical model of ALS, PYM50018 delays the loss of muscle strength and extends survival time.

In April 2004 Phytopharm announced the successful completion of a phase I clinical study to evaluate the safety, tolerability and pharmacokinetic profile of PYM50018. This residential clinical study was conducted under an investigational new drug (IND) application filed with the FDA. The results of this clinical study will support the conduct of a repeat dose phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetic profile of PYM50018 in healthy volunteers.

Commenting on today's announcement, Richard Dixey, Chief Executive of Phytopharm, said: "We are pleased that upon a review of our pre-clinical data and rationale for developing PYM50018 (Myogane™) as a potential treatment of ALS, the FDA found cause to grant orphan drug designation at this stage of development. We will continue to work with them to advance this product to clinical evaluation in ALS patients as quickly as possible."

-ENDS-

Enquiries:

Phytopharm plc
Dr Richard Dixey, Chief Executive Tel: 01480 437697

Financial Dynamics
David Yates / Ben Atwell Tel: 0207 831 3113

NOTES TO EDITORS

Phytopharm is a leading company in the development of **Botanical pharmaceuticals**. These plant-based medicines, manufactured to pharmaceutical standards, can be clinically evaluated in chronic and poorly understood diseases. Where novel modes of action are discovered, such research can form the basis for drug discovery platforms, which enable the development of new medicines and the isolation of single chemical entities of clinical importance. Phytopharm has four drug discovery platforms in full development, for metabolic disease, neurodegeneration, inflammation and dermatology.

Phytopharm is developing nine programmes based on its four drug discovery platforms alongside a number of other projects in early evaluation.

ALS is a fatal neurodegenerative disease that most commonly strikes people between 40 and 60 years of age. The underlying cause of ALS is unknown, although approximately 5-10% of cases appear to be of familial origin. It is characterized by progressive loss of both lower (spinal cord and brainstem) and upper (cerebral cortex) motor neurones, which leads to severe muscle weakness and wasting, followed by paralysis and death, generally caused by respiratory failure. Phytopharm has developed a large group of patented compounds whose properties provide a platform for the development of novel therapeutic approaches for neurodegenerative disorders. PYM50018 has neuroprotective and neuroregenerative effects demonstrated using various pre-clinical models that make it a promising treatment for ALS.

For the families of ALS patients, the burden of providing supportive care is exceedingly high and it is estimated that, in the advanced stage of the disease, supportive care can cost an average of $200,000 per year (source: International Alliance of ALS Associations). Treatment with the only drug currently indicated for ALS typically increases the average survival time by only three months (source Datamonitor). Thus, there is an urgent need for the development of new and more effective therapies for this devastating condition.

1

1.1(a)

Phytopharm PLC - Director/PDMR Shareholding

RNS Number:6681T
Phytopharm PLC
04 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

PHYTOPHARM PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (I)

3. Name of person discharging managerial responsibilities/director

DR RICHARD DIXEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8. State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

3 NOVEMBER 2005

18. Period during which or date on which it can be exercised

3 NOVEMBER 2008 TO 2 NOVEMBER 2015

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

32,409 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

ONE PENCE

22. Total number of shares or debentures over which options held following notification

438,473

23. Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS ON THE THIRD ANNIVERSARY OF GRANT. NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE AND 100% VEST FOR UPPER DECILE PERFORMANCE AND ABOVE WITH PRO RATA VESTING BETWEEN MEDIAN AND UPPER DECILE PERFORMANCE. FOR 21,606 OPTIONS THE COMPARATOR GROUP COMPRISES 25 OTHER UK LISTED BIOTECH COMPANIES AND FOR 10,803 OPTIONS THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX

24. Name of contact and telephone number for queries

DR G W CHONG
01480 437697

Name and signature of duly authorised officer of issuer responsible for

making notification

DR G W CHONG

Date of notification

4 NOVEMBER 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSBIBTTMMJMBIA

1.1(b)

Phytopharm PLC - Director/PDMR Shareholding

RNS Number:6683T
Phytopharm PLC
04 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

PHYTOPHARM PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (I)

3. Name of person discharging managerial responsibilities/director

DR DARYL REES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    3 NOVEMBER 2005

18. Period during which or date on which it can be exercised

    3 NOVEMBER 2008 TO 2 NOVEMBER 2015

19. Total amount paid (if any) for grant of the option

    NIL

20. Description of shares or debentures involved (class and number)

47,600 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

ONE PENCE

22. Total number of shares or debentures over which options held following notification

747,393

23. Any additional information

PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS ON THE THIRD ANNIVERSARY OF GRANT. NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE AND 100% VEST FOR UPPER DECILE PERFORMANCE AND ABOVE WITH PRO RATA VESTING BETWEEN MEDIAN AND UPPER DECILE PERFORMANCE. FOR 31,773 OPTIONS THE COMPARATOR GROUP COMPRISES 25 OTHER UK LISTED BIOTECH COMPANIES AND FOR 15,887 OPTIONS THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX

24. Name of contact and telephone number for queries

DR G W CHONG
01480 437697

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 4 NOVEMBER 2005

END

RDSBIBTTMMJMBIA

1.1(c)

Phytopharm PLC - Director/PDMR Shareholding

RNS Number:7142V
Phytopharm PLC
15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

PHYTOPHARM PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director

DR DARYL REES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) .

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

14 DECEMBER 2005

18. Period during which or date on which it can be exercised

14 DECEMBER 2008 TO 13 DECEMBER 2015

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

400,000 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

FIFTY FOUR AND ONE HALF PENCE

22. Total number of shares or debentures over which options held following notification

1,147,393

23. Any additional information

GRANT OF A SINGLE SHARE OPTION AWARD TO DR D REES TO SECURE HIS RETENTION UNDER LISTING RULE 9.4.2.(2). THE AWARD IS OVER UP TO 400,000 ORDINARY SHARES AT AN EXERCISE PRICE OF FIFTY FOUR AND ONE HALF PENCE PER SHARE, VESTING ON 14 DECEMBER 2008 AND LAPSING ON 13 DECEMBER 2015 AND IS SUBJECT TO DEMANDING PERFORMANCE CRITERIA.

24. Name of contact and telephone number for queries

ZOE MCGOWAN
01480 437697

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 15 DECEMBER 2005

END

RDSTABMTMMJBBLA

1.2

1.2(a)

Phytopharm PLC - Blocklisting Interim Review

RECEIVED
2006 APR 27 A 11:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:6941R
Phytopharm PLC
23 September 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   PHYTOPHARM PLC

2. NAME OF SCHEME:

   THE PHYTOPHARM 1996 UNAPPROVED DISCRETIONARY SHARE OPTION

3. PERIOD OF RETURN: FROM: 17TH MARCH 2005 TO: 16TH SEPTEMBER 2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD:

   140,712 ORDINARY SHAES OF 1 PENCE

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD:

   NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

   140,712 ORDINARY SHARES OF 1 PENCE

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   400,000 ORDINARY SHARES OF 1 PENCE ON 16TH MARCH 2004

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

TOTAL SHARES IN ISSUE 51,180,893 ORDINARY SHARES OF 1 PENCE AT 16TH SEPTEMBER 2005

CONTACT FOR QUERIES

NAME: DR G W CHONG

TELEPHONE: 01480 437697

This information is provided by RNS
The company news service from the London Stock Exchange

END

BLRUORSRVARKUAR

1.2(b)

Phytopharm PLC - Blocklisting Interim Review

RNS Number:9687Z
Phytopharm PLC
17 March 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: PHYTOPHARM PLC

2. NAME OF SCHEME: THE PHYTOPHARM 1996 UNAPPROVED DISCRETIONARY SHARE OPTION

3. PERIOD OF RETURN: FROM: 17TH SEPTEMBER 2005 TO: 16TH MARCH 2006

4. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 140,712 ORDINARY SHARES OF 1 PENCE

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 140,712 ORDINARY SHARES OF 1 PENCE

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION: 400,000 ORDINARY SHARES OF 1 PENCE ON 16TH MARCH 2004

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

TOTAL SHARES IN ISSUE 51,180,893 ORDINARY SHARES OF 1 PENCE AT 16TH MARCH 2006

CONTACT FOR QUERIES

NAME: ZOE MCGOWANG

TELEPHONE: 01480 437697

END

BLRUBOWRNKROARR

1.3

1.3(a)

Phytopharm PLC - Research Update

RNS Number:9881R
Phytopharm PLC
30 September 2005

Company Contact:
Phytopharm, plc
Dr Richard Dixey
+44 7867 782000
Dr Wang Chong
+44 1480 437 697
www.phytopharm.com

U.K. Investor Relations Contact
Financial Dynamics
David Yates/Ben Atwell
+44 207 831 3113

Completion of subject dosing and follow-up in phase II proof of principle study in Alzheimer's disease

Preliminary trial results expected December 2005

GODMANCHESTER, Cambridgeshire, U.K. (30 September 2005) - Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ('Phytopharm') announces today that all subjects have now completed their participation in the phase II proof of principle clinical study of PYM50028 (CoganeTM). The compound is an orally active, synthetic, neuroprotective and neurotrophic product that is under development as a treatment for Alzheimer's disease.

Two hundred and fifty six subjects with Alzheimer's disease were randomly allocated to receive either CoganeTM or a placebo orally once daily for twelve weeks. The patients were monitored for a further six weeks following the completion of dosing, with measurements taken during the study to determine the safety, efficacy and pharmacokinetic profile of CoganeTM compared to placebo treatment. These data are now being collected for analysis. It is anticipated that the results of the study will be announced early in December 2005.

In January 2005 an interim safety review was carried out by an independent consultant physician on the first 60 subjects to complete the study and concluded that the data available did not raise any safety concerns associated with CoganeTM.

Dr Richard Dixey, Chief Executive of Phytopharm, said: 'A substantial body of work is being conducted on all aspects of the CoganeTM programme. The results of this clinical study are a key development and we look forward to receiving them in December. With more than 4.5 million people thought to be suffering from Alzheimer's disease in the US, and similar prevalence in other major markets, CoganeTM addresses a major opportunity where there is a clear need for improved medication.'

NOTES TO EDITORS

Alzheimer's disease

Alzheimer's disease is a neurodegenerative disorder that mainly affects the elderly and is characterised by a progressive loss of learning ability and memory. Alzheimer's disease is thought to affect 4.5 million of the US population, and it is believed that this number will continue to grow to approximately 16 million by 2050 (Source: Alzheimer's Association). Several factors have been proposed to play a role in the underlying neurodegeneration, including the excessive formation of beta-amyloid, glutamate and a decrease in neurotrophic factors in the brain.

In pre-clinical studies, the synthetic chemical PYM50028 has been shown to be neuroprotective against beta-amyloid and glutamate damage, to reverse the decrease of neuronal growth factors and to reverse neuronal degeneration observed in the ageing brain. Importantly, this product restores levels of proteins that are altered in the ageing brain, returning them to levels observed in the young and causing beneficial neurite outgrowth and branching. In addition, PYM50028 restores the learning and memory ability in Alzheimer's disease models and thereby offers the potential to reverse the symptoms of Alzheimer's disease.

The global annual market for Alzheimer's disease is estimated to be worth in excess of $2.5 billion (source: Datamonitor); it is also estimated that in the US, the total annual cost burden for Alzheimer's disease exceeds $100 billion (source: US Alzheimer's Association).

Phytopharm plc

Phytopharm is focused on the research and development of novel pharmaceutical and functional food products based on clinical and pre-clinical data generated from medicinal plant extracts. The Company has seven development programmes in four disease areas: neurodegeneration, obesity and metabolic disease, dermatology and inflammation and has a portfolio of two marketed veterinary products.

More information concerning Phytopharm's activities can be found on its web site at

http://www.phytopharm.com

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Phytopharm and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as 'should', 'expects', 'anticipates', 'estimates ', 'believes' or similar expressions, as they relate to Phytopharm, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

END

RESEAXNNALXSEFE

1.3(b)

Phytopharm Regulatory News Announcement

Phytopharm PLC - Final Results

RNS Number:4907T
Phytopharm PLC
02 November 2005

2nd November 2005

Preliminary results for the year ended 31 August 2005

Phytopharm plc (PYM: London Stock Exchange) ('Phytopharm' or the 'Company', or the 'Group') today announces its preliminary results for the year ended 31 August 2005.

Key Points - Operational

* Completion of a Licence and Joint Development Agreement with Unilever for Hoodia gordonii extract

* Successful interim data review for Phase II proof of principle study in Alzheimer's disease (Cogane(TM))

* Receipt of £4 million milestone in February 2005 (£3.6 million net received in March 2005) from Yamanouchi Pharmaceutical Co., Ltd following evaluation of interim Phase II Alzheimer's disease data (Cogane(TM)), confirming that the data had met the criteria in the licensing agreement

* Termination of Cogane(TM) licensing agreement by Yamanouchi in March 2005, following Yamanouchi's post-merger portfolio review

* Completion of subject dosing and follow-up in Phase II proof of principle study in Alzheimer's disease (Cogane(TM))

Key Points - Financial

* Turnover increased to £7.4 million (2004 £1.1 million)

* Loss reduced to £2.7 million (2004 £6.2 million)

* Cash balance increased to £11.6 million (2004 £5.4 million)

* Placing of new shares announced in May raised £9.0 million after expenses

Dr Richard Dixey, Chief Executive of Phytopharm, said:

'The highlight of the year was the signing of a worldwide licence agreement with Unilever, a global leader in weight management products, for our Hoodia gordonii extract. We will be seeking further licensing deals over next year including our veterinary portfolio and our Alzheimer's product Cogane(TM), following analysis of the data emerging from the proof of principle study at the end of this quarter. '

Enquiries:

Phytopharm plc	Today:	07867 782000
Dr Richard Dixey, Chief Executive	Thereafter:	01480 437697
	Mobile:	07867 782000
Dr Wang Chong, Chief Financial Officer	Tel:	01480 437697
	Mobile:	07876 684223
Financial Dynamics		
David Yates / Ben Atwell	Tel:	0207 831 3113

A presentation for analysts will be held at Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB at 9:30am today.

www.phytopharm.com

Introduction

Phytopharm is a dedicated pharmaceutical company specialising in the discovery and development of novel pharmaceutical and functional food products for neurodegeneration, obesity and metabolic disease, dermatology and inflammation. The Company's strategy is to develop first-in-class products through 'proof of principle' clinical testing, and then secure pharmaceutical partners for late stage development, sales and marketing.

The business model of Phytopharm is to identify plant extracts with some evidence of clinical efficacy and to isolate, derivatise and develop novel pharmaceutical agents from these plant extracts. During the development of such ethical pharmaceutical products additional income may be derived from the sales of the plant extracts themselves in the veterinary and functional food markets. This business model generates a lean cash burn, and the Company is configured in a semi-virtual manner with low staff overheads to capitalise on this advantage. As the greatest part of the cash burn occurs during the later phases of product development, by which time substantial income from plant extract sales will not yet have been achieved, Phytopharm will seek to finance the further development of its lead neuroprotective and neurotrophic products, Cogane(TM) and Myogane(TM), through licensing or partnering arrangements with third parties.

Operational review

The progress of our products over the year, each at different stages of development, is described below.

Neurodegeneration

The neurodegeneration programmes include Alzheimer's disease, Parkinson's disease and amyotrophic lateral sclerosis, a motor neurone disease. A library of active molecules has been developed by Phytopharm, and nine patent families protecting this library have been filed world-wide.

Our lead product, Cogane(TM) (coded PYM50028) is being developed for Alzheimer's and Parkinson's disease. In pre-clinical studies, PYM50028 has been shown to be neuroprotective and neurotrophic, reversing both the decrease of neuronal growth factors and neuronal degeneration that are observed in the ageing brain. Importantly, this product has also been shown to restore levels of proteins that are altered in the ageing brain, returning them to levels observed in the young, causing beneficial outgrowth and branching of neurites.

In January 2005, we announced the successful outcome of a scheduled interim data review for the ongoing Phase II 'proof of principle' clinical study with PYM50028 in Alzheimer's disease. This study is being conducted under a clinical trial authorisation (CTA) from the UK Medicines and Healthcare Products Regulatory Agency (MHRA). The Phase II study utilises a randomised, double-blind, placebo-controlled design to evaluate the safety, efficacy and pharmacokinetic profile of PYM50028 after once daily oral administration over three months. The effects of PYM50028 on memory, concentration and executive function are being evaluated during the study. In accordance with the protocol, an interim review was conducted after the first 60 subjects completed the study. The objectives of this review were to evaluate the emergent safety profile of the product and to re-estimate the total number of subjects required to measure the efficacy of PYM50028 on cognitive performance.

The sample size re-assessment was conducted by an independent statistician, who reported that due to slightly increased variability between subjects the sample size for the study should be increased from 200 to 238 subjects. Phytopharm subsequently received regulatory and ethics approval for this amendment.

The safety review was conducted by an independent consultant physician, who was provided with blinded data for each of the two treatment groups. He concluded that 'the data obtained to date indicate that the study medication is not associated with any safety concerns.' Therefore, the study continued with no changes to the safety monitoring. These safety data from 60 patients were forwarded to Yamanouchi Pharmaceutical Co. Ltd ('Yamanouchi') in February 2005 and this triggered the milestone payment received in March 2005 of £4 million (£3.6 million net). This payment confirmed that the data met the criteria set out in the licensing agreement.

In March 2005, Phytopharm received confirmation from Yamanouchi that, as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co, Yamanouchi was terminating the licensing agreement, covering Japan and some other Asian countries, in connection with PYM50028. Phytopharm had previously announced in February 2005 that it had been informed by Yamanouchi that it was likely to terminate this agreement.

In September 2005, we announced that a total of 256 subjects had completed their participation into this study, including a 6 week monitoring period to assess any changes following cessation of dosing. During the study the safety, efficacy and pharmacokinetic profile of PYM50028 was compared to placebo treatment. These data are now being analysed and it is anticipated that the results of the study will be announced early in December 2005. Following analysis of the results we will be seeking further global licensing partners for this product and preliminary discussions have commenced with potential licensees.

Our second lead product Myogane(TM) (coded PYM50018) is being developed for amyotrophic lateral sclerosis (ALS; also known as Lou Gehrig's disease). ALS is the most common motor neurone disease and results from progressive degeneration of both upper and lower motor neurones. In pre-clinical models, PYM50018 protects against neuronal damage, increases neurite outgrowth, reverses oxidative damage and reverses neuronal apoptosis in vitro. When administered orally to a transgenic pre-clinical model of ALS, PYM50018 delays the loss of muscle strength and extends survival time.

Last year, we successfully completed a Phase Ia clinical study to evaluate the safety, tolerability and pharmacokinetic profile of PYM50018. This residential clinical study was conducted under an investigational new drug (IND) application filed with the United States Food and Drug Administration (FDA) and confirmed that the product was well absorbed with a good safety profile. We also announced last year that the FDA had granted Orphan Drug and Fast Track designation to PYM50018 for the treatment of ALS. Building on this success we are now developing the manufacturing process and new formulations to support further

clinical studies with PYM50018 for ALS.

Obesity and metabolic disease

Our obesity programme includes an extract of Hoodia gordonii for the dietary control of obesity. This extract contains a novel appetite suppressant that reduces caloric intake in overweight subjects, as demonstrated in our double-blind, placebo-controlled clinical study announced in December 2001. Extracts of Hoodia gordonii and the active molecules therein are the subject of a global patenting programme, with major patents granted in the US, UK and Japan and pending in Europe and all other major territories.

In December 2004, we announced that we had granted an exclusive global licence for our Hoodia gordonii extract to Unilever plc. As part of the agreement, Unilever committed to initial payments totalling approximately £6.5 million ($12.5 million) out of a potential total of £21 million ($40 million) in payments to us. In addition, we will receive a royalty on sales of all products, including globally recognised brands, containing the extract. We are collaborating with Unilever on a five stage research and development programme of safety and efficacy studies with a view to bringing new products to market. Unilever will manage the agronomy programme and will support the international patent programme for the products.

During the course of this year the programme has made good progress and clinical

studies are planned for H1 2006.

Phytopharm and Unilever have also become aware of many companies that are selling products over the Internet claiming to contain Hoodia and causing weight loss. Phytopharm and Unilever are in discussion with the relevant authorities concerning this development.

Phytopharm has also developed screens that are predictive of appetite suppressant activity to develop and evaluate prescription product candidates from our obesity and metabolic disease programme.

Dermatology

The dermatology programmes include products for canine skin disorders and human eczema. These products have a dual mode of action that targets both the allergic and inflammatory components of skin disorders.

Following the success last year of the three-plant product, coded PYM00217, in our European multi-centre study in canine atopic dermatitis, we launched PYM00217 as a complementary pet food with the brand name Phytopica(TM) . Follow the successful UK launch to veterinary dermatologists in 2004, the average weekly sales have grown 101% during the year. Further sales growth will require a dedicated sales force to target all veterinary practitioners throughout the UK and also expand into international markets. We have enjoyed considerable interest from potential licensing partners and are in on-going discussions with multinational companies.

Inflammation

The inflammation programmes include products for canine joint disorders and human inflammatory disorders, including asthma. These products are characterised by their inhibition of a wide range of enzymes central to chronic inflammation.

Last year, we announced the launch of Zanthofen(TM) (coded PYM50014) for the maintenance of canine joint mobility. Pre-clinical studies have demonstrated

that the components of Zanthofen(TM) maintain normal white cell function and hav anti-oxidant properties that help maintain joint mobility. Zanthofen(TM) is available to veterinary practitioners across the UK and is marketed by Phytopharm's marketing partner, Genitrix Ltd, a UK based veterinary product company. Further sales growth will require expansion into international markets and discussions with interested parties are ongoing.

Steady progress has been made in identifying novel synthetic molecules that can be developed as a prescription medicine for the treatment of asthma and other inflammatory disorders. Pre-clinical studies have demonstrated anti-inflammatory and anti-spasmodic activity in several models of asthma and inflammation. We anticipate that further proof of concept studies will be investigated during 2006 using these compounds in pre-clinical models of asthma.

Other events

This year has also been marked by the resignation of our broker Canaccord Capital. Whilst we have received expressions of interest from a number of brokerage houses to take on this important role, we have decided to wait until the results of the Cogane(TM) study become available in December before making a final decision.

Financial Review

Turnover

Revenues for the year ended 31 August 2005 were £7.38 million (2004: £1.07 million). The revenues for 2005 comprised principally £3.2 million in payments received from Unilever, for the exclusive licence to develop, manufacture and market Hoodia gordonii extract for the dietary control of obesity on a global basis, and a £4 million (£3.6 million net of Japanese withholding tax) milestone payment from Yamanouchi, following acknowledgement by Yamanouchi that the safety data in relation to 60 patients treated with PYM50028 had fulfilled the criteria in the licensing agreement. The significant increase in revenues for the period reflects the intermittent timing of milestone payments.

Operating expenses

Research and development expenses

Phytopharm subcontracts all laboratory work to third party specialists. The research and development expenses include the reimbursement of the costs incurred by the third party subcontractors and the overhead of Phytopharm arising from research and development activities. Research and development expenses were £8.46 million (2004: £6.35 million). Expenditure was dominated by the ongoing PYM50028 Phase IIa clinical trial in Alzheimer's disease and the commencement of development and agronomy work on Hoodia gordonii extract for the dietary control of obesity; the latter programme is now fully funded by Unilever. Expenses were also incurred on work to secure a robust supply chain for PYM50018 for motor neurone disease.

Administrative expenses

Administrative expenses comprised mainly the costs incurred in respect of the employees in the finance, business development and secretarial departments. Administrative expenses were £1.81 million (2004: £1.71 million). The increased costs reflect the additional one-off costs of an aborted £23.9 million

fundraising, US financial compliance costs and the share option compensation charge.

Net interest receivable

Net interest receivable comprises mainly the interest income generated from cash invested in short-term deposits. Net interest income was £0.34 million (2004: £0.24 million). The change over the year was due to changing short-term deposits as the Company utilised the cash of £6.3 million raised from the equity financing in February 2004, and £9.0 million, net of issue costs, raised from an additional equity financing in April 2005, as well as changing interest rates during the year.

Taxation

There were no corporation tax charges for the period under review due to the incidence of tax losses. The tax credit on the loss on ordinary activities was £0.28 million (2004: £0.53 million). The tax credit is net of a 10% withholding tax on the income from Yamanouchi.

Liquidity and capital resources

Since Phytopharm's initial public offering, cash expenditures have exceeded revenues. Phytopharm has financed its research and development operations primarily through:

* an initial public offering of ordinary shares in 1996
* ordinary share offerings in November 1998, October 2000, December 2001, February 2004 and May 2005
* revenue generated from collaborative arrangements.

The net cash used by operating activities for the year ended 31 August 2005 was £4.02 million (2004: £6.83 million) resulting principally from the decrease in operating losses incurred by the Company during the year.

Phytopharm's net cash outflow for capital expenditure was £54,000 (2004: £103,000). The capital expenditure is primarily for office and administrative facilities. The net cash inflow of £614,000 from the repayment of advances to suppliers arises from the repayment by Unilever of advances made to certain suppliers in 2004. There was no cash outflow for acquisitions during these periods.

Phytopharm's net cash inflow from financing activities was £9.11 million (2004: £6.37 million). The net cash inflow in 2005 primarily resulted from an equity financing in May 2005 and the proceeds from the exercise of the share options.

Phytopharm had cash and short-term deposits of £11.64 million at 31 August 2005 (2004: £5.43 million). The increase in cash and short-term deposits mainly reflected the payments received from licensing partners and also the fund raising in May 2005. Phytopharm invested funds that were surplus to its requirements in highly liquid short-term deposits and has not borrowed funds during the financial year. Phytopharm had working capital of £11.68 million at 31 August 2005 (2004: £5.11 million). Overall the results for the year were within the budget.

Consolidated Profit and Loss Account for the year ended 31 August 2005

	Notes	U
Turnover	2	
Cost of sales		
Gross profit		
Net operating expenses	3	
Operating loss		
Interest receivable and similar income		
Loss on ordinary activities before taxation		
Tax on loss on ordinary activities	4	
Loss for the year	6	
Basic and fully diluted loss per ordinary share (pence)	5	

All revenue and expenses shown above were generated from continuing operations.

The Group has no recognised gains or losses for the financial year other than those disclosed above.

Consolidated Balance Sheet at 31 August 2005

	Notes	U
Fixed assets		
Tangible assets		
Current assets		
Stocks		
Debtors falling due after one year		
Debtors falling due within one year		
Cash held on deposit as short term investments		
Cash at bank and in hand		
Creditors: amounts falling due within one year		
Net current assets		

	Notes
Total assets less current liabilities	
Net assets	
Capital and reserves	
Called up share capital	
Share premium account	6
Merger reserve	6
Profit and loss account	6
Equity shareholders' funds	

Consolidated Cash Flow Statement for the year ended 31 August 2005

	Notes
Net cash outflow from continuing operating activities	7
Returns on investment and servicing of finance	
Interest received	
Taxation	
UK corporation tax received	
Foreign taxation paid	
Net cash inflow from taxation	
Capital expenditure and financial investment	
Purchase of tangible fixed assets	
Sale of tangible fixed assets	
Repayment of advances to/(advances to) suppliers	
Net cash inflow/(outflow) for capital expenditure and financial investment	
Cash outflow before use of liquid resources and financing	
Management of liquid resources	
Increase in cash held on short term deposit	
Financing	
Proceeds from exercise of share options	
Proceeds from issue of share capital	
Expenses of issue of share capital	
Repayment of principal under finance leases	
Net cash inflow from financing	

Decrease in cash in the year

Notes to the preliminary announcement

1. Basis of preparation

The financial information for the year ended 31 August 2005 is unaudited and has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 August 2004. The financial information relating to the years ended 31 August 2005 and 31 August 2004 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The data relating to the year ended 31 August 2004 has been extracted from the full report for that year which has been filed with the Registrar of Companies. The report of the auditors on these accounts was unqualified. Statutory accounts for the year ended 31 August 2005 will be delivered to the Registrar of Companies for England and Wales in due course. The report of the auditors on the 2005 accounts has yet to be signed.

2. Turnover

	2005 Unaudited £'000
Licensing and development	7,249
Product sales	129
	7,378

3. Other operating expenses

	2005 Unaudited £'000
Research and development:	
Funded	1,606
Unfunded	6,856
	8,462
Administrative expenses	1,809
	10,271

4. Tax on loss on ordinary activities

	2005 Unaudited £'000
United Kingdom	
Corporation tax credit	674
Foreign Taxation	

Withholding tax suffered	(400)
	274
	========

The Group has taken advantage of the Research and Development corporation tax credits introduced in the Finance Act 2000 whereby the Group may surrender corporation tax losses incurred on research and development expenditure for a corporation tax refund at the rate of 24 pence in the pound.

5. Loss per share

The basic undiluted loss per share is based on the loss for the year of £2,680,457 (2004: loss of £6,226,130) and on 45,623,780 (2004: 40,820,636) ordinary shares, being the weighted average number of shares in issue during the period.

The Company has no dilutive potential ordinary shares in issue because it is loss making.

A further measure of earnings per share has been recommended by the Institute of

Investment Management and Research (the 'IIMR') for adoption by financial analysts. This measure, known as headline earnings, adjusts standard earnings per share to eliminate capital items only. There are no material adjustments in respect of this measure

6. Share premium account and reserves

	Share premium account Unaudited £'000	M re Unau
At 1 September 2004	38,135	
Premium on issue of shares	10,175	
Expenses of new share issue	(1,153)	
Loss for the year	-	
Share option compensation charge	-	
At 31 August 2005	47,157	
	========	===

7. Reconciliation of operating loss to net cash outflow from operating activities

	Unau
Continuing activities	
Operating loss	(3
Depreciation on tangible fixed assets	
Gain on disposal of fixed assets	
Increase in stocks	
Increase in debtors	
(Decrease)/increase in creditors	
Increase in provision for share option compensation charge	

Net cash outflow from continuing operating activities (4

===

8. Related party transactions

The Group was obliged during the year to pay to the Inland Revenue £157,731 in respect of personal tax arising on the exercise by the Chief Executive Officer of 288,889 share options on 3 December 2004, near the end of the exercise period. Dr Dixey is accordingly obliged to reimburse such amount to the Company including interest charges at 5%, being the Inland Revenue Approved Rate. The balance outstanding at 31 August 2005 is £161,616, the maximum liability during the year, including £3,885 accrued interest. No provision for this debt has been made and there are no security or guarantee arrangements in place. The total amount, including interest, is included in other debtors due within one year.

END

FR ZGMGMRMRGKZM

1.3(c)

Phytopharm Regulatory News Announcement

Phytopharm PLC - Board Change

RNS Number:6657T
Phytopharm PLC
04 November 2005

3rd November 2005

Board Change

Phytopharm announces that Dr G W Chong is to step down as a director and Chief Financial Officer to pursue other interests. This is expected to take effect at the latest on 3 May 2006.

Enquiries:

Phytopharm plc		
Dr Richard Dixey, Chief Executive	Phone:	01480 437697
	Mobile:	07867 782000

This information is provided by RNS
The company news service from the London Stock Exchange

END
BOABDBDBDBGGGUS

1.3(d)

Phytopharm PLC - Research Update

RNS Number:1240U
Phytopharm PLC
15 November 2005

Company Contact:
Phytopharm, plc
Richard Dixey
+44 7867 782000
www.phytopharm.com

U.K. Investor relations contact
Financial Dynamics
David Yates/Ben Atwell
+44 207 831 3113

PHYTOPHARM PLC

Clinical trial results

GODMANCHESTER, Cambridgeshire, U.K. (15 November, 2005) - Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ('Phytopharm') has become aware of rumours circulating that the results of the phase II double blind placebo controlled study on CoganeTM, Phytopharm's treatment for mild to moderate Alzheimer's disease, are known to the Company.

Following advice received from the London Stock Exchange, Phytopharm wishes to make clear that it has no such information, and that the preliminary results of this study will not be available to the Company until early December 2005, at which time they will be promptly announced to the stock market.

- Ends -

1.3(e)

Phytopharm Regulatory News Announcement

Phytopharm PLC - Research Update

RNS Number:7763U
Phytopharm PLC
28 November 2005

Company Contact:
Phytopharm, plc
Dr Richard Dixey
+44 7867 782000
www.phytopharm.com

U.K. Investor Relations Contact:
Financial Dynamics
David Yates / Ben Atwell
+44 207 831 3113

Preliminary results of Phase II proof of principle study in Alzheimer's disease

GODMANCHESTER, Cambridgeshire, U.K. (28 November 2005) - Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ('Phytopharm') announces today the preliminary results obtained from the Phase II proof of principle clinical study of PYM50028 (CoganeTM). The compound is novel, orally active and has neuroprotective and neurotrophic properties. It is under development for Alzheimer's disease as a potential disease modifying agent. The Oxford Project to Investigate Memory and Ageing (OPTIMA) was the lead clinical centre and 15 other sites in the UK participated in the study.

Two hundred and fifty six subjects with mild to moderate Alzheimer's disease were randomly allocated to receive either CoganeTM (n = 127) or a placebo (n = 129) orally once daily for 12 weeks. The patients were monitored for a further 6 weeks following the completion of dosing, with measurements taken during the study to determine the safety, efficacy and pharmacokinetic profile of CoganeTM compared to placebo. The baseline demography data confirmed that the treatment groups were well balanced for factors such as age, gender and severity of disease.

The overall safety data confirm that CoganeTM administered orally once daily for up to 12 weeks is well tolerated and has a good clinical safety profile. There were no substantial differences in the adverse event and laboratory safety data for each group. Treatment emergent adverse events considered to be possibly attributable to the study medication were reported by 17 (13%) of the subjects in the CoganeTM group and 21 (16%) of the subjects in the placebo group. Only four subjects in the CoganeTM group prematurely discontinued the study due to an adverse event compared with six in the placebo group.

One hundred and two subjects in the CoganeTM group and 106 subjects in the placebo group completed the treatment period in accordance with the protocol and were therefore included in the primary ('per- protocol') analysis. The prospectively defined primary efficacy measure was the change in word recall score, assessed using the Hopkins verbal learning test. The average baseline and end of treatment scores (maximum = 36) were 12.1 (33.7%) and 12.6 (35.1%) for the CoganeTM group, compared with 10.9 (30.2%) and 11.6 (32.2%) for the placebo group. The baseline scores and changes over time were not significantly different between the groups. A variety of other secondary measures of cognitive function (including a computerised neuropsychological test battery, the clinical dementia rating and the mini mental state examination) did not detect significant changes over the treatment period or a difference between CoganeTM and the placebo treatment groups in the per protocol analysis.

Commenting on these results, Professor David Smith (OPTIMA Project Leader and Emeritus Professor of Pharmacology, Oxford University) said: 'This study confirms that CoganeTM has a good clinical safety profile. Since the placebo group did not show any evidence of deterioration during the 12 week treatment period, a short term clinical study such as this is unlikely to detect a significant treatment effect when attempting to evaluate a disease modifying agent. However these results, together with the striking pre-clinical data, suggest that this novel neurotrophic agent should now be taken forward into a longer term clinical study to determine its efficacy as a treatment for Alzheimer's disease.'

Dr Richard Dixey, Chief Executive of Phytopharm, said: 'Whilst we were surprised by the lack of deterioration in the placebo group, the CoganeTM data show the product has a good safety profile and was well tolerated. Taken together with the encouraging and extensive pre-clinical and early clinical data pack we have compiled on CoganeTM, we will immediately discuss these data with potential licensing partners and look forward to the future development of this product.'

-ENDS-

There will be a conference call for analysts today at 4pm UK time. Please call Claire Rowell at Financial Dynamics for details on +44 (0)207 269 7285 or email claire.rowell@fd.com.

NOTES TO EDITORS

Alzheimer's disease

Alzheimer's disease is a neurodegenerative disorder that mainly affects the elderly and is characterised by a progressive loss of learning ability and memory. Alzheimer's disease is thought to affect 4.5 million of the US population, and it is believed that this number will continue to grow to approximately 16 million by 2050 (Source: Alzheimer's Association). Several factors have been proposed to play a role in the underlying neurodegeneration, including the excessive formation of beta-amyloid, glutamate and a decrease in neurotrophic factors in the brain.

In pre-clinical studies, the synthetic chemical PYM50028 (CoganeTM) has been shown to be neuroprotective against beta-amyloid and glutamate damage; to reverse the decrease of neuronal growth factors and to reverse neuronal degeneration observed in the ageing brain. Importantly, this product restores levels of proteins that are altered in the ageing brain, returning them to levels observed in the young and causing beneficial neurite outgrowth and branching. In addition, PYM50028 restores the learning and memory ability in Alzheimer's disease models and thereby offers the potential to reverse the symptoms of Alzheimer's disease.

The global annual market for Alzheimer's disease is estimated to be worth in excess of $2.5 billion (source: Datamonitor); it is also estimated that in the US, the total annual cost burden for Alzheimer's disease exceeds $100 billion (source: US Alzheimer's Association).

Phytopharm plc

Phytopharm is focused on the research and development of novel pharmaceutical and functional food products based on clinical and pre-clinical data generated from medicinal plant extracts. The Company has seven development programmes in four disease areas: neurodegeneration, obesity and metabolic disease, dermatology and inflammation and has a portfolio of two marketed veterinary products.

More information concerning Phytopharm's activities can be found on its web site at

http://www.phytopharm.com

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Phytopharm and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as 'should', 'expects', 'anticipates', 'estimates', 'believes' or similar expressions, as they relate to Phytopharm, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations./

END

RESEASFPAEASFFE

1.3(f)

Phytopharm PLC - Board Change

RNS Number:9298U
Phytopharm PLC
30 November 2005

30 November 2005

Phytopharm PLC

Board Change - Dr G W Chong

Phytopharm announced on 3rd November 2005 that Dr G W Chong is to step down as a director and Chief Financial Officer to pursue other interests and that this was expected to take effect at the latest on 3 May 2006. Dr Chong will now cease to be a director and Chief Financial Officer on 2nd December 2005.

Enquiries:

Phytopharm plc
Dr Richard Dixey, Chief Executive Phone 01480 437697
Mobile: 07867 782000

END

BOABUBDBSDXGGUG

1.3(g)

Phytopharm PLC - Re: Agreement

RNS Number:6198W
Phytopharm PLC
09 January 2006

PHYTOPHARM PLC AND SCHERING-PLOUGH ANIMAL HEALTH ENTER INTO A MARKETING AND DISTRIBUTION AGREEMENT FOR PHYTOPICA(TM)

GODMANCHESTER, Cambridgeshire, U.K. (January 9th 2006) - Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ('Phytopharm') announces today that it has entered into an exclusive global marketing and distribution agreement with Schering-Plough Animal Health (Schering-Plough) for Phytopica(TM), a plant-based product clinically proven to promote healthy skin and coat in dogs. Phytopica(TM) is a natural product combining the beneficial effects of 3 plants and provides a novel 3 in 1 approach to help maintain a normal healthy immune system, support normal white cell function and provide anti-oxidant benefits. Maintenance of a healthy skin and coat condition are of major importance to canine general health and quality of life. Under the terms of the agreement, Phytopharm will be responsible for the manufacture and sale of Phytopica(TM) to Schering-Plough. Schering-Plough will be responsible for the global sales, marketing and distribution of Phytopica(TM).

Dr Richard Dixey, Chief Executive Officer of Phytopharm, said: 'We are delighted to enter this agreement with one of the world's leading animal health companies. Phytopica(TM) has already been introduced to veterinary dermatologists, and with Schering-Plough's global presence we look forward to maximizing the potential for the product.'

-ENDS-

Company Contact:
Phytopharm, plc
Richard Dixey
+44 7867 782000
www.phytopharm.com

U.K. Investor relations contact
Financial Dynamics
David Yates/Ben Atwell
+44 207 831 3113

PHYTOPHARM PLC
Phytopharm is focused on the research and development of novel pharmaceutical and functional food products based on clinical and pre-clinical data generated from medicinal plant extracts. The Company has seven development programmes in four disease areas: neurodegeneration, obesity and metabolic disease, dermatology and inflammation and has a portfolio of two marketed veterinary products.

More information concerning Phytopharm's activities can be found on its web site at http://www.phytopharm.com

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Phytopharm and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as 'should', 'expects', 'anticipates', 'estimates', 'believes' or similar expressions, as they relate to Phytopharm, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect

Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

END

AGRDGGGMVLZGVZG

1.3(h)

Phytopharm PLC - Result of AGM

RNS Number:3766X
Phytopharm PLC
24 January 2006

Phytopharm plc
AGM Results

The Board of Phytopharm plc announces that at its Annual General Meeting held yesterday all the resolutions put to the meeting were duly passed.

END

RAGFGGZMDDZGVZM

1.3(i)

Phytopharm PLC - Price Monitoring Extension

RNS Number:6505X
Phytopharm PLC
30 January 2006

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process woul
pre-determined percentage above or below the base price. The auction call perio

For details of how base prices are set for each market, please refer to the Guid
www.londonstockexchange.com

END

PMEBMMFTMMIJBMF

1.3(j)

Phytopharm Regulatory News Announcement

Phytopharm PLC - Research Update

RNS Number:2347B
Phytopharm PLC
10 April 2006

Company Contact:
Phytopharm plc
Dr Richard Dixey
+44 7867 782000
Dr Daryl Rees
+44 1480 437 697
www.phytopharm.com

U.K. Investor Relations Contact:
Financial Dynamics
David Yates / Ben Atwell
+44 207 831 3113

Phytopharm successfully progresses to second stage of Joint Development Agreement for Hoodia gordonii extract with Unilever

Second stage includes clinical safety studies

GODMANCHESTER, Cambridgeshire, U.K. (10 April 2006) - Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ('Phytopharm') announces today that it has successfully completed the first stage of the Joint Development Agreement for Hoodia gordonii extract with Unilever and will now progress to the second stage which includes clinical safety studies.

Under the terms of the agreement, Phytopharm and Unilever are collaborating on a five-stage research and development programme of safety and efficacy studies with a view to bringing new weight management products to market. As part of the agreement announced in December 2004, Unilever committed to initial payments of approximately £6.5 million for the first stage and for the second stage have now committed to a further £3.5 million out of a potential total of £21 million in payments to Phytopharm. In addition Phytopharm will receive an undisclosed royalty on sales of all products containing the extract. Unilever is also managing a separate agronomy programme and supporting the international patent programme for the products.

Phytopharm licensed the global patent rights for the extract of Hoodia gordonii, a plant indigenous to South Africa, for incorporation into weight loss products from the South African Council for Scientific and Industrial Research (CSIR) in 1997.

Commenting on today's announcement, Richard Dixey, Chief Executive Officer of Phytopharm, said:

'We are delighted with our collaboration with one of the world's leading food companies. Our partnership with Unilever provides a fully funded programme and we look forward to generating royalty income from our partner's globally recognised brands.'

Commenting on today's announcement, Kevin Povey, Project Leader at Unilever, said:

'We are satisfied with the good progress to date and look forward to advancing this product through clinical trials.'

-ENDS-

NOTES TO EDITORS

Obesity has reached epidemic proportions globally, with more than 1 billion adults overweight - at least 300 million of them clinically obese - and is a major contributor to the global burden of chronic disease and disability (Source: World Health Organisation).

Phytopharm plc

Phytopharm is focused on the research and development of novel pharmaceutical and functional food products based on clinical and pre-clinical data generated from medicinal plant extracts. The Company has seven development programmes in four disease areas: neurodegeneration, obesity and metabolic disease, dermatology and inflammation and has a portfolio of two marketed veterinary products.

More information concerning Phytopharm's activities can be found on its web site at

http://www.phytopharm.com

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Phytopharm and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as 'should', 'expects', 'anticipates', 'estimates', 'believes' or similar expressions, as they relate to Phytopharm, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations./

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Phytopharm

About Us Investor Information Portfolio Press/News Contact

Press Release

24 April 2006

Launch of Phytopica™

Phytopharm responsible for manufacture and Schering-Plough Animal Health for marketing and distribution

GODMANCHESTER, Cambridgeshire, U.K. (24 April 2006) – Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ("Phytopharm") announces today the UK launch by Schering-Plough Animal Health (Schering-Plough) of Phytopica™, a unique 3 plant extract that offers an effective aid to the management of canine atopic dermatitis.

In January 2006, Phytopharm entered into an exclusive global marketing and distribution agreement with Schering-Plough for Phytopica™. Under the terms of the agreement, Phytopharm is responsible for the manufacture and sale of Phytopica™ to Schering-Plough. Schering-Plough is responsible for the global sales, marketing and distribution of Phytopica™.

Phytopica™ has been proven extensively in clinical trials and enjoys strong support from veterinary dermatologists in the UK. Launched at the world's largest companion animal congress, the British Small Animal Veterinary Association (BSAVA) in Birmingham, April 20-23, Phytopica™ has an excellent safety profile and is recognised as suitable for all dogs whatever size or breed. Following the UK launch, Schering-Plough will seek to market and distribute Phytopica™ in Europe and the USA.

Phytopica™ is a wholly natural product combining the beneficial effects of 3 plants and provides a novel 3 in 1 approach to help maintain a normal healthy immune system, support normal white cell function and provide anti-oxidant benefits.

Commenting on today's announcement, Richard Dixey, Chief Executive Officer of Phytopharm, said:
"We are delighted with the launch of Phytopica™ by one of the world's leading animal health companies. Phytopica™ has already had firm support from veterinary dermatologists, and with Schering-Plough's global presence we look forward to strong growth."

Commenting on today's announcement, Sarah Jane Minter, Marketing Manager at Schering Plough Animal Health, said:
"We are looking forward to maximizing the potential of this unique 3 plant extract that offers a convenient, cost effective aid to the management of canine atopic dermatitis."

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NOTES TO EDITORS

Canine dermatological disorders are well recognised by veterinarians to be a major problem in small animal practice, with an estimated 15% of the UK dog population (around 900,000 dogs) affected by skin conditions due to allergy (Muller & Kirk's Small Animal Dermatology, 6th Ed, 2000).

Phytopharm plc

Phytopharm is focused on the research and development of novel pharmaceutical and functional food products based on clinical and pre-clinical data generated from medicinal plant extracts. The Company has seven development programmes in four disease areas: neurodegeneration, obesity and metabolic disease, dermatology and inflammation and has a portfolio of two marketed veterinary products.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Phytopharm and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as "should", "expects", "anticipates", "estimates", "believes" or similar expressions, as they relate to Phytopharm, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Phytopharm's current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.